

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04048951

November 15, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-15-2004

James M. Rockett
Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA 94111-4067

Re: First Financial Bancorp

Dear Mr. Rockett:

This is in regard to your letter dated October 28, 2004 concerning the shareholder proposals submitted by Angelo J. Anagnos and Steven M. Coldani for inclusion in First Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that First Financial therefore withdraws its July 1, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Angelo J. Anagnos
725 Atherton Drive
Lodi, CA 95242-3505

Steven M. Coldani
Coldani Realtors, Inc.
1806 West Kettleman Lane
Lodi, CA 95242-4215

BINGHAM McCUTCHEN

RECEIVED

2004 OCT 29 AM 10:10

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com
Our File No.: 2021879-0000303747

October 28, 2004

Via FedEx

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Financial Bancorp (0-12499)

Ladies and Gentlemen:

This firm represents First Financial Bancorp. (the "Company"), the holding company for Bank of Lodi, N.A., of Lodi, California. By letter dated July 1, 2004, supplemented by our letter dated July 6, 2004, on behalf of the Company we submitted to the staff our arguments supporting exclusion of shareholder proposals submitted by Angelo Anagnos ("Anagnos") and Steven Coldani ("Coldani") from the Company's proxy materials for its 2004 annual meeting of shareholders.

On October 27, 2004, Anagnos and Coldani entered into the attached Settlement and Standstill Agreement under which, among other things, they have agreed to withdraw their shareholder proposals and the Company has agreed to withdraw its submission to the staff in opposition to the proposals. Accordingly, on behalf of the Company we hereby withdraw our submission.

If the staff has any questions regarding this matter, please contact the undersigned at (415) 393-2025 or Venrice R. Palmer of this firm at (415) 393-2036.

Kindly date stamp the enclosed photocopy of this letter and return it to the undersigned in the enclosed, stamped, self-addressed envelope to acknowledge receipt.

Sincerely,

James M. Rockett

Enclosures:

Exhibit A: Settlement and Standstill Agreement dated October 27, 2004

cc:		
	Angelo Anagnos	(by certified mail)
	Steven Coldani	(by certified mail)
	Gary Steven Findley	(by certified mail)
	Leon J. Zimmerman	(by FedEx)
	Allen R. Christenson	(by FedEx)
	Venrice R. Palmer	(by hand)

Bingham McCutchen LLP
bingham.com

SETTLEMENT AND STANDSTILL AGREEMENT

This Settlement and Standstill Agreement (the "Agreement") is entered into as of October 27, 2004, by First Financial Bancorp, a California corporation (the "Company"); Bank of Lodi, N.A., a national banking association ("Bank"); Angelo Anagnos ("Anagnos"), Steven Coldani ("Coldani"), Kevin Van Steenberge ("Van Steenberge"), (collectively, the "Participants"), and Placer Sierra Bancshares, a California corporation ("Placer"). Except as the context otherwise requires, all capitalized terms shall have the meaning as defined in Section 1.2.

RECITALS:

A. The Participants and the Company's Executive Management with a majority of the Company's Board of Directors have had a disagreement concerning the operations of the Company and its wholly owned subsidiary the Bank since early 2003. The Participants have incurred expenses in connection with the dispute.

B. The Participants have notified the Company of their intention to nominate a slate of candidates in opposition to the Company's slate of directors for the 2004 annual meeting (the "2004 Annual Meeting") which the Board of Directors has not scheduled to date.

C. Anagnos and Coldani have submitted two shareholder proposals (the "Proposals") for inclusion in the Company's 2004 Annual Meeting proxy. The Company has opposed the inclusion of the Proposals in the Company's proxy and has requested that the Securities and Exchange Commission (the "SEC") determine that the Proposals need not be included in the Company's proxy.

D. On or about September 7, 2004, the Company announced the execution of an Agreement and Plan of Merger dated as of September 7, 2004 (the "Merger Agreement") by which the Company will be merged with and into Placer Sierra Bancshares (the "Merger"). The Board voted to present the Merger Agreement to the shareholders of the Company for their approval. Participants abstained from the vote at the September 7 meeting on the basis that they believed that they were not given sufficient time to evaluate this merger, as well as other offers made at or about the same time. The Board of Directors of the Company has scheduled a special meeting of the shareholders of the Company on November 3, 2004 ("Special Shareholders' Meeting"), to consider and vote on the Merger.

E. The Company and the Participants wish to proceed to settle their past differences and unanimously support the Merger.

F. The terms upon which the Company and the Participants have agreed to settle their differences are set forth herein.

STATEMENT OF AGREEMENT

NOW THEREFORE, the Company, each of the undersigned Participants, severally and jointly, and Placer do hereby agree as follows:

SECTION 1 CONSTRUCTION AND DEFINITIONS

1.1. CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Terms defined in the singular shall include the plural, and vice versa, and pronouns in any gender shall include the masculine, feminine, and neuter, as the context requires. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation, and use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. All references to a "Section" refer to the sections of this Agreement, and all references to an "Exhibit" refer to the documents attached to this Agreement, unless the context otherwise requires.

1.2. DEFINITIONS. Except for the names of the parties hereto (which shall be referenced herein as defined above), the following capitalized terms used in this Agreement shall, unless the context otherwise requires, have the following meaning:

(a) "AFFILIATE" of a specified Person is a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, and when used with respect to any or all of the Participants shall include the group commonly referred to as the "Friends Of First Financial Bancorp."

(b) "2004 ANNUAL MEETING" shall have the meaning given in paragraph B of the Recitals to this Agreement.

(c) "ASSOCIATE" shall mean, with respect to a specified Person, (1) any corporation or organization (other than the Company) of which the Person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity security as such term is defined in Rule 3a-11 of the General Rules and Regulations under the Exchange Act, (2) any trust or other estate in which the Person has a substantial beneficial interest or as to which the Person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of the Person, or any relative of the spouse, who has the same home as the Person, or is an officer or director of any corporation controlling or controlled by the Person.

(d) "BANK" shall have the meaning given in the first paragraph of this Agreement.

(e) "BENEFICIAL OWNERSHIP" with respect to a security means having or sharing the rights or powers of a "beneficial owner" determined pursuant to Rule 13d-3 of the Exchange Act.

(f) "BUSINESS DAY" means any day other than a Saturday, Sunday, or other day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

(g) "CLAIMANT" has the meaning specified in Section 4.1.

(h) "CLAIMS" has the meaning specified in Section 4.1.

(i) "CLOSE OF BUSINESS" on any given date shall mean 5:30 p.m., Pacific Time, on that date; provided, however, that if the date is not a Business Day it shall mean 5:30 p.m., Pacific Time, on the next succeeding day which is a Business Day.

(j) "COMPANY" has the meaning specified in the first paragraph of this Agreement and includes all subsidiaries, Affiliates and Associates thereof and any successors thereto.

(k) "COMMON STOCK" means any of the Company's shares of common stock, no par value, which are issued and outstanding or which the Company is authorized to issue.

(l) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended and in effect on the date of this Agreement, and all references to any rule or regulation of the General Rules and Regulations under the Exchange Act shall be, except as otherwise specifically provided herein, to the rule or regulation as was in effect on the date of this Agreement.

(m) "EXPIRATION DATE" means the date on which the Merger Agreement with Placer Sierra Bancshares is terminated under Article VII of the Merger Agreement.

(n) "GROUP" means any two or more Persons acting as a partnership, limited partnership, syndicate, or other group constituting a "Person" within the meaning of Section 13(d)(3) of the Exchange Act or a "group" within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act or other comparable rules under the Exchange Act that may hereafter exist.

(o) "PARTICIPANT" has the meaning given in the preamble to this Agreement.

(p) "PERSON" means any individual, firm, corporation, partnership, limited liability company, limited liability partnership, trust, estate, sole proprietorship, or other association or entity.

(q) "RELATED PARTY" shall mean, (i) with respect to any Person, any (A) spouse of such Person, (B) trust in which such Person is either a trustee or beneficiary, and (C) entity or organization in which such Person, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person; provided, however that the Friends of First Financial Bancorp shall not be considered a Related Party of the Participants; and (ii) with respect to Coldani, in addition to the foregoing, Raymond Coldani or any Related Party of Raymond Coldani.

(r) "RELEASED PARTIES" has the meaning given in Section 4.1 of this Agreement.

(s) "SEC" means the United States Securities and Exchange Commission.

(t) "VOTING SECURITIES" means the Common Stock, or the equity securities or other equity interest, having voting power, and securities convertible into, exchangeable for or exercisable for (whether or not currently convertible, exchangeable or exercisable) such capital stock or other equity security.

SECTION 2 STANDSTILL AGREEMENT OF PARTICIPANTS

2.1. NOMINATIONS. Assuming that the Merger Agreement with Placer Sierra Bancshares is still in effect, at the 2004 Annual Meeting, if any, none of the Participants shall nominate or request recognition from the floor to nominate any Person as a candidate for the Board of Directors of the Company, nor will Participants induce, assist or request any other shareholder to do the same.

2.2. WITHDRAWAL OF NOTICE OF NOMINATION. The Participants hereby formally withdraw the notice of the nomination of all Persons previously identified to the Company by the Participants as proposed nominees.

2.3. WITHDRAWAL OF PROPOSALS. Anagnos and Coldani hereby formally withdraw the Proposals previously submitted for inclusion in the Company's proxy for the 2004 Annual Meeting, subject to the understanding that the Merger Agreement with Placer Sierra Bancshares shall be presented to the shareholders of the Company at the Special Shareholders' Meeting.

2.4. SUPPORT OF MERGER. With respect to the Merger and the Merger Agreement, each Participant agrees:

(a) That he will cast his vote as a member of the Company's Board of Directors to ratify and approve the Merger Agreement;

(b) That he will execute the Shareholder Agreement attached to the Merger Agreement as Exhibit D;

(c) That he will execute the Non-solicitation and Confidentiality Agreement attached to the Merger Agreement as Exhibit E;

(d) That he will cast all shares in which he has a Beneficial Ownership in favor of the Merger and will cause each and every Related Party of his to cast all shares in which such Related Party has a Beneficial Ownership in favor of the Merger; and

(e) That he will individually and collectively with the other Participants issue a press release publicly supporting the Merger. The content of the press release shall be in language agreed upon by all Participants, the Company and Placer.

2.5 SUPPORT OF COMPANY'S SLATE OF DIRECTORS. Assuming that the Merger Agreement with Placer Sierra Bancshares is still in effect, each Participant shall cast all shares in which he has a Beneficial Ownership in favor of the slate of directors proposed for election by the Company at the 2004 Annual Meeting.

2.6. TERMINATION OF CERTAIN ACTIVITIES. From and after the date of this Agreement until the Expiration Date, the Participants shall jointly and severally discontinue and shut down the operations of the "Friends of First Financial Bancorp" and shall, except as otherwise contemplated by this Agreement, cease any communications to the Company's shareholders in the name of Friends of First Financial Bancorp. Further, within 3 business days following the receipt by the Participants of the payment contemplated by Section 3.5(a) hereof, the Participants shall jointly and severally terminate the website "SaveTheBank.com" and shall remove all material from that website and shall render that website inoperable.

2.7. STANDSTILL COVENANTS. Each Participant agrees that for the period from the date of this Agreement to the Expiration Date that Participant will not, without the prior approval of the board of directors of the Company, directly or indirectly, take, or solicit, request, advise, assist, encourage, or facilitate (including by providing financing to) any other Person to take, any of the following actions except as necessary or appropriate to consummate the transactions contemplated by the Merger Agreement:

(a) MAKE TENDER OR EXCHANGE OFFER. Commence, or announce any intention to commence, or (directly or indirectly or through or in conjunction with any other Person) engage in, a tender or exchange offer for Voting Securities made by any other Person or entity;

(b) SOLICIT PROXIES. Solicit proxies or written consents of shareholders with respect to Voting Securities under any circumstances, or make, or in any way participate in, any "solicitation" of any "proxy" to vote any Voting Securities or become a "participant" in any election contest with respect to the Company (as such terms are defined or used in Regulation 14A under the Exchange Act), or seek to advise or influence any Person with respect to the voting of any Voting Securities;

(c) REQUEST SPECIAL SHAREHOLDERS MEETINGS. Seek to call, or request the call of, a special meeting of the shareholders of the Company, or induce or assist or request any other shareholder to seek the calling of a special shareholders meeting;

(d) ACTION REGARDING SHAREHOLDER PROPOSALS. Make any shareholder proposal in respect of the Company, regardless of whether such proposal is made for inclusion in the Company's proxy materials, is made at or in respect of any shareholders meeting or is made in connection with any attempt to solicit shareholder consents; or induce or assist any other shareholder in doing the same; or solicit shareholders with respect to approval or disapproval of any proposal, whether submitted by any shareholder or shareholders or by the Company itself, for action by the shareholders of the Company;

(e) DIRECTOR NOMINATIONS. Nominate or propose any Person or Persons as a director of the Company or of any of its subsidiaries, or induce or assist or request any other shareholder to do the same;

(f) CONTROL. Act, alone or in concert with others, to seek to control the management, board of directors, policies, or affairs of the Company or solicit, propose, seek to effect or negotiate with any other Person (including, without limitation, the Company) with respect to any form of business combination or other extraordinary transaction with the Company or any restructuring, recapitalization, similar transaction, or other transaction not in the ordinary course of business, with respect to the Company, including seeking to remove from office any director of the Company;

(g) LEGAL ACTION. Take any action, alone or in concert with others, to instigate, or to encourage, facilitate, incite, or seek to cause others to instigate, legal proceedings against the Company or any of its the officers, directors, employees, Affiliates or Associates.

(h) VOTING AGREEMENTS. Other than as required in connection with the Merger Agreement, enter into any shareholders agreement, voting agreement or voting trust with other holders of Common Stock.

SECTION 3. COMPANY UNDERTAKINGS.

3.1. [INTENTIONALLY OMITTED]

3.2. NOMINATION OF DIRECTORS FOR 2004 ANNUAL MEETING. The Company shall nominate a slate of directors as candidates for election at the 2004 Annual Meeting which shall consist of no more than 11 candidates, which shall include only the directors now serving as members of the Company's Board of Directors, including the Participants, and Jerry Adams, a current director of Bank. It is understood that if Company directors William Giffen and Paul Gross complete their work on the derivative lawsuit review prior to the 2004 Annual Meeting of Shareholders, they will not be candidates for directorship.

3.3 TIMING OF 2005 ANNUAL MEETING. If the Merger is not consummated, the Company shall hold its 2005 annual meeting not later than the later of (a) April 30, 2005 or (b) 90 days following the Expiration Date.

3.4 SHAREHOLDER PROPOSALS. If the Merger is not consummated and the Company holds a 2005 annual meeting, the Company shall include in the proxy for the 2005 annual meeting the Proposals; provided, however, nothing in this provision shall preclude the Company from making a statement in opposition to the Proposals in its proxy materials. The Company agrees that it shall not pursue a request from the SEC that the Proposals need not be included in the Company's proxy for the 2005 annual meeting and will take any actions necessary or appropriate to withdraw the Company's objections to the Proposals previously filed with the SEC by the Company. In addition, the Participants shall have a reasonable opportunity to recommend candidates to the Corporate Governance and Nominating Committee for consideration as nominees for directors of the Company to be considered at the 2005 annual meeting.

3.5 CONSIDERATION TO PARTICIPANTS. In consideration of the release, waiver and extinguishment of all claims contemplated by Section 4 of this Agreement, including but not limited to reimbursement of expenses in connection with the Participants activities in the formation and operation of the "Friends of First Financial Bancorp", all vested or unvested (whether previously granted or not, whether previously cancelled or not) Company stock options ("Participant Stock Options"), all other benefits bestowed on Company or Bank directors, all other forms of compensation or reimbursement owed or could be alleged to be owed as directors of the Company or Bank, immediately prior to the Effective Time (as that term is defined in the Merger Agreement) of the Merger, the Company shall make the following payments or cause the Bank to provide the following benefits to the Participants as applicable:

(a) Within three (3) business days of the date of this Agreement, the Company shall pay to the Participants the sum of $130,000 for expenses incurred.

(b) (i) At the closing of the consummation of the Merger and conditioned thereupon, or (ii) on the sixth month anniversary of the first public announcement that the Merger Agreement has been terminated and provided that each Participant is in compliance with all of his obligations under this Agreement, the Company shall pay to the Participants the amounts set forth on *Exhibit A*; provided, however, that with respect to the payments made as a result of the termination of the Merger Agreement under the immediately preceding subsection (b)(ii), Placer shall reimburse the Company to the extent that the amounts paid by the Company under *Exhibit A* exceed the amounts that would have been paid if the term "Per Share Merger Consideration" as used in *Exhibit A* were defined to be the average of the daily closing price of a share of Company common stock reported on the OTC Bulletin Board during the 20 consecutive trading days on which trades were reported on Company common stock ending at the end of the sixth month anniversary of the public announcement that the Merger Agreement has been terminated.

(c) From the date of this Agreement until the Termination Date, during any period in which and for so long as a Participant is a director of the Company, such Participant shall be eligible to receive all compensation and benefits to which all directors of the Bank are entitled. In addition, for any Participant who had a Long Term Care Agreement with the Bank at or about April 2003, the Company shall make an annual payment directly to such Participant in an amount equal to the premium payment that would have been paid by the Bank under such Long Term Care Agreement through October 2009.

3.6 SUPPLEMENTAL COMPENSATION ARRANGEMENTS. Conditioned upon (i) the consummation of the Merger or (ii) the termination of the Merger Agreement and provided that Participants are in full compliance with their obligations under this Agreement on the Expiration Date, the Company hereby acknowledges that the following agreements are in full force and effect and that the named Participants therein shall be entitled to all benefits thereunder: (i) Director Supplemental Compensation Agreement, dated May 18, 1999, by and between the Bank and Anagnos; and (ii) Director Supplemental Compensation Agreement, dated May 18, 1999, by and between the Bank and Coldani.

3.7 INDEMNIFICATION. The Participants will be entitled to indemnification from the Company and the Bank to the same extent and subject to the same limitations as all of the other directors of the Company and the Bank, including, without limitation, provisions relating to the advancement of legal fees and costs and including indemnification for actions or omissions of the Participants relating to the Company or the Bank on or before the date hereof. Simultaneously with the execution of this Agreement, each Participant shall enter into an Indemnification Agreement with the Bank in the form attached hereto as *Exhibit B*. In the event that the indemnification provided to the Participants pursuant to this Section 3.7 is dependent upon insurance coverage, any denial of coverage will not relieve the Company and the Bank of their indemnity obligations. The indemnification provided to Participants shall survive the termination of this Agreement.

3.8 STOCK OPTIONS. Without in any way limiting the release given by the parties pursuant to Section 4 of this Agreement and in no way acknowledging, admitting or agreeing that the Participant Stock Options are outstanding as of the date hereof, the parties specifically agree that (i) the Participants hereby surrender the Participant Stock Options for cancellation and termination immediately prior to the consummation of the Merger, and (ii) the Participant Stock Options are hereby cancelled and terminated for all intents and purposes immediately prior to the consummation of the Merger.

3.9 DIRECTOR EMERITUS. Upon the execution of this Agreement, Raymond Coldani will be reappointed as a director emeritus of the Bank and shall be entitled to all benefits associated therewith for so long as he continues in such capacity.

SECTION 4 MUTUAL RELEASES

4.1. RELEASE.

(a) Each Participant for and on behalf of himself and each of his assignees, nominees, employees, agents, attorneys, representatives, heirs, estates, and successors, on the other part, each (as a "PARTICIPANT CLAIMANT") hereby releases and forever discharges the Company and each of its Affiliates, Associates, predecessors, successors, parents, subsidiaries, divisions, partners, assignees and nominees, and all employees, directors, officers, agents, attorneys, representatives and shareholders of each of them, and each of their Affiliates, Associates, heirs, estates, successors, and assigns, on one part, and each such Person of the other's part (the "RELEASED PARTIES") of and from any and all manner of claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, expenses, and attorneys' or paralegals' or other fees whatsoever, whether arising in law or equity, whether based on any federal, state or foreign law or right of action, matured or unmatured, contingent or fixed, liquidated or unliquidated, known or unknown, accrued or unaccrued which the Released Parties or any of them, the Participant Claimants, or any of them, ever had or now have by reason, in connection with, arising out of the matters described in this Agreement, including but not limited to the provisions of Section 3.5 hereof, all matters relating to compensation and benefits as an officer, director, employee or agent of Company or Bank, all matters relating to Participant Claimant's status as a shareholder of Company, and those matters referred to or alleged in the "Savethebank.com" website or other letters from the Participants to the Company's shareholders (collectively, "CLAIMS"). "Claims" shall not include any claims arising out of or relating to this Agreement or any rights or obligations contained herein.

(b) The Company and each of its Affiliates, Associates, predecessors, successors, parents, subsidiaries, divisions, partners, assignees and nominees, and all employees, directors, officers, agents, attorneys, representatives and shareholders of each of them, and each of their Affiliates, Associates, heirs, estates, successors, and assigns, on one part, and each such Person of the other's part, each (as a "COMPANY CLAIMANT") hereby releases and forever discharges each Participant and each of his Affiliates, Associates, assignees, nominees, employees, agents, attorneys, representatives, heirs, estates, and successors on one part, (the "RELEASED PARTIES") of and from any and all manner of claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, expenses, and attorneys' or paralegals' or other fees whatsoever, whether arising in law or equity, whether based on any federal, state or foreign law or right of action, matured or unmatured, contingent or fixed, liquidated or unliquidated, known or unknown, accrued or unaccrued which the Released Parties or any of them, the Company Claimants, or any of them, ever had or now have by reason, in connection with, arising out of the matters described in this Agreement, (collectively, the "COMPANY CLAIMS"). "Company Claims" shall not include any claims arising out of or relating to this Agreement or any rights or obligations contained herein.

(c) This release shall be deemed to extinguish all such Claims of the Company and the Participants, and the Company and the Participants covenant not to institute or maintain any

suits against any of the Released Parties with respect to any of such Company Claims or Participant Claims; provided that this release shall not preclude either the Company or the Participants from instituting any action against the other party for alleged breach of this Agreement to the extent that the obligations of the parties hereunder remained executory at the time of the alleged breach.

4.2 WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542. In executing this Agreement, the Participants and the Company waive and relinquish all rights and benefits afforded by California Civil Code Section 1542 ("SECTION 1542"), and do so understanding and acknowledging the significance and consequences of this specific waiver. Section 1542 states as follows:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

The waiver of Section 1542 provided by this paragraph is an essential term of this Agreement without which the settlement would not have been reached

SECTION 5 REMEDIES; CHOICE OF LAW; JURISDICTION

5.1. CHOICE OF LAW; CONSENT TO JURISDICTION. All disputes, claims, or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its rules of conflict of laws. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of United States District Court for the Eastern District of California, or any state court sitting in the County of San Joaquin, State of California, or any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service so made shall have the same legal force and effect as if served upon such party personally within the State of California.

5.2. REMEDIES. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. The prevailing party or parties in such action or proceeding for such relief shall be entitled to recover from the other

party or parties all costs and expenses, including but not limited to reasonable attorneys' fees, court costs, witness fees, disbursements, and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

SECTION 6 MISCELLANEOUS

6.1. PUBLIC ANNOUNCEMENT.

(a) The parties agree that the Company may issue a press release announcing this Agreement. The Participants agree that the press release may quote them as follows: "In light of the Board's resolution to support the proposed merger of the Company with Placer Sierra Bank, and considering all facts put before us, we now believe it is in the best interests of the shareholders to support this merger with Placer Sierra Bank, which is considered a strong institution with a good reputation." The press release shall also state that the Participants will be included in management's slate of nominees for election to the Company's Board of Directors at the 2004 Shareholders Meeting. The parties acknowledge that the Company will file with the SEC a form 8-K pertaining to this Agreement, with this Agreement as an attachment, promptly following the execution of this Agreement and will make such other disclosure of this Agreement as may be necessary to comply with the rules and regulations of the SEC.

(b) From the date hereof until the Expiration Date, except as otherwise reasonably determined by any party to be necessary to comply with its legal obligations (in which case such party shall notify all other parties in advance of the communication, including the contents of such communication and the basis for such legal necessity), no party to this Agreement (including any party's officers, directors or employees) shall publicly comment on this Agreement unless such comment is communicated in writing and approved by all other parties to this Agreement, including, without limitation, any response to inquiries from the media.

(c) From the date hereof until the Expiration Date, the Company shall not issue any press release that disparages, libels, defames or otherwise contains a statement that places Participants in a bad light or damages their reputations. From the date hereof until the Expiration Date, the Participants shall not issue any press release that disparages, libels, defames or otherwise contains a statement that places the Company or the Bank in a bad light or damages either of their reputations.

6.2. COSTS AND EXPENSES. All costs and expenses incurred in connection with the transactions contemplated hereby, including the negotiation, execution, delivery, and performance hereof, shall be paid by the party incurring such cost or expense.

6.3. AMENDMENT; WAIVER. No amendment or waiver of any provision of this Agreement shall be implied by any failure of any party to enforce any remedy upon the violation of such provision, even if such violation is continued or repeated subsequently, and in no event shall any amendment or waiver of any provision of this Agreement be effective against any party hereto unless expressed in writing signed by the party granting the waiver. No express waiver

shall affect any provision other than the one specified in such waiver, and that only for the time and in the manner specifically stated.

6.4. HEADINGS. The headings and captions are for convenience only and shall not be deemed to limit, construe, affect or alter the meaning of the underlying provisions.

6.5. COUNTERPARTS. This Agreement may be delivered by facsimile and executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same document.

6.6. SEVERABILITY. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any jurisdiction for any reason, such invalidity, illegality or unenforceability shall not affect the remainder of this Agreement, and the remainder of this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable portion were not contained herein.

6.7. NOTICE. Any notice or other communication required or permitted hereunder shall, unless otherwise expressly provided, be in writing and be deemed to have been properly given, served and received (a) if delivered by messenger, when delivered, (b) if mailed, on the third Business Day after deposit in the United States Mail, certified or registered, postage prepaid, return receipt requested, (c) if emailed or faxed, two hours after being dispatched by email or fax if such second hour falls on a Business Day within the hours of 9:00 a.m. through 5:00 p.m. of the time in effect at the place of receipt, or at 9:00 a.m. on that Business Day if the second hour is before 9:00 a.m., or at 9:00 a.m. on the next Business Day thereafter if such second hour is later than 5:00 p.m. or other than on a Business Day, or (d) if delivered by commercial overnight express courier, freight prepaid, for next day delivery, the next Business Day after delivery to such courier; in every case addressed to the party to be notified as follows:

In the case of the Company:

First Financial Bancorp
701 South Ham Lane
Lodi, California 95242
Attention: Leon J. Zimmerman
President and Chief Executive Officer
First Financial Bancorp
Telephone: (209) 367-2000
Facsimile: (209) 367-6968

with a copy to:

Bingham McCutchen LLP
Three Embarcadero Center, 18th Floor
San Francisco, California 94111
Attention: James M. Rockett, Esq.
Telephone: (415) 393-2025

Facsimile: (415) 393-2286

In the case of the Participants, or of any of them:

Steve Coldani
1806 West Kettleman Lane, Suite J
Lodi, California 95242
Telephone: (209) 334-0527
Facsimile: (209) 334-0674

With a copy to:

Gary S. Findley, Esq.
1470 North Hundley Street
Anaheim, California 92806
Telephone: (714) 630-7136
Facsimile: (714) 630-7910

or to such other address(es) or addressee(s) as any party entitled to receive notice hereunder shall designate to the others in the manner provided herein for the service of notices. Rejection or refusal to accept delivery or inability to deliver because of changed address or because no notice of changed address was given, shall be deemed receipt.

6.8. SUCCESSORS. This Agreement shall inure to the benefit of, and be binding upon, each party and that party's respective successors and assigns.

6.9. COMPLETE AGREEMENT. This Agreement contains the entire agreement among the parties and supersedes any prior understanding or agreements among them respecting any matter covered by this Agreement.

6.10. FURTHER ASSURANCES. Each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all tings necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. If any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties shall take all such necessary action.

6.11 RELATIONSHIP OF THE PARTIES. Except as specifically stated otherwise, the liability of the parties under this Agreement is several and not joint. From and after the Expiration Date, Placer shall have no liabilities or obligations arising from, relating to or in connection with this Agreement other than those arising under Section 3.5(b)(ii) and Section 6.1 hereof.

THE NEXT PROVISION OF THIS DOCUMENT IS HEADED "SIGNATURES" AND INTENTIONALLY BEGINS ON A SEPARATE PAGE

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

FIRST FINANCIAL BANCORP

By: /s/ Benjamin Goehring
Benjamin Goehring
Chairman of the Board

BANK OF LODI

By: /s/ Benjamin Goehring
Benjamin Goehring
Chairman of the Board

PLACER SIERRA BANCSHARES

By /s/Ronald W. Bachil
Ronald W. Bachli, Chairman and CEO

THE FOLLOWING PARTICIPANTS, JOINTLY AND INDIVIDUALLY:

/s/Angelo Anagnos
Angelo Anagnos

/s/Steven Coldani
Steven Coldani

/s/Kevin Van Steenberge
Kevin Van Steenberge

EXHIBIT A
Payments at Closing

Each Participant shall receive an amount equal to the difference between the Per Share Merger Consideration (as defined in the Agreement) and the exercise price for the unexercised stock options identified below that were held by each Participant prior to April 2003:

Participant	Number of Shares	Exercise Price
Angelo Anagnos	3,465	$8.1126
Kevin Van Steenberge	2,200	$8.6364
Steven Coldani	6,063	$9.8958
	3,465	$8.1126

The total amount received by the Participants under this Exhibit A would be $250,682.20.

EXHIBIT B
Indemnification Agreement

DIRECTORS AND OFFICERS INDEMNIFICATION AND ADVANCEMENT AGREEMENT

This Directors and Officers Indemnification and Advancement Agreement (this "***Agreement***") dated ___________, 2004 is entered into between First Financial Bancorp, a California corporation (the "Company") and ______________________ ("***Indemnitee***"), with reference to the following facts:

A. Indemnitee is a director and/or officer of the Company and in such capacity is performing a valuable service for the Company.

B. The Company and Indemnitee are aware of the heightened risk of litigation, including derivative actions, and other claims that may be asserted against directors and officers of any bank or corporation in connection with their activities in such capacities and by reason of their status as such. The Company wishes to (1) induce and encourage highly experienced and capable persons such as Indemnitee to serve as directors and officers of the Company; (2) encourage such persons to resist what they consider unjustifiable suits and claims made against them in connection with the good faith performance of their duties to the Company as a whole and to the public stockholders, secure in the knowledge that certain expenses, costs and liabilities incurred by them in their defense of such litigation will be borne by the Company and that they will receive the maximum protection against such risks and liabilities as legally may be made available to them; and (3) encourage directors and officers to exercise their best business judgment regarding matters which come before the board of directors without undue concern for the risk that claims may be made against them on account thereof.

C. The Company has investigated the availability and efficiency of liability insurance to provide its directors and officers with adequate protection again the foregoing legal risks and potential liabilities. It has concluded that such insurance does not provide adequate protections to its directors and officers. Thus, it would be in the best interests of the Company to contract with its directors and officers, including Indemnitee, to indemnify them to the fullest extent permitted by law against personal liability for actions taken in good faith performance of their duties to the Company.

D. Section 317 of the General Corporation Law of the State of California, which set forth certain provisions relating to mandatory and permissive indemnification of directors and officers (among others) and which is applicable to a national bank pursuant to regulations issued by the Office of the Comptroller of the Currency (12 C.F.R. Section 7.2000 and related provisions), requires indemnification in certain circumstances, permits it in other circumstances, and prohibits it in some circumstances.

Therefore, to ensure adequacy and reliability of protection afforded to Indemnitee and to induce Indemnitee to continue to serve as a director and/or officer, the Company has determined and agreed to enter into this Agreement with Indemnitee.

Section 1. Mandatory Indemnification. To the maximum extent permitted by California law, the Company hereby agrees to indemnify, defend and hold harmless Indemnitee, within 30 days after Indemnitee's demand therefor, from and against:

(a) any and all Expenses (including without limitation reasonable attorneys' fees), and liabilities (including any judgments and fines) and amounts paid in settlement, defense or other disposition of a proceeding actually and reasonably incurred by Indemnitee in connection with any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which Indemnitee is, was or at any time becomes a party, or is threatened to be made a party or is otherwise involved in any proceeding, by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise of the Company or arising out of or connected with any action taken or omitted by Indemnitee in such capacity, (collectively, a "***Claim***"), and

(b) any and all Expenses of establishing or enforcing, or attempting to establish or enforce, a right of indemnification or advancement as against the Company (whether under this Agreement or otherwise, or enforcing or attempting to enforce remedies against any insurance provided by the Company, with respect to a Claim. The proceedings referred to in this Section 1(b) are herein called "***Recovery Proceedings***."

As used in this Agreement, "Expenses" includes, without limitation, attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in a Claim or a Recovery Proceeding, or preparing to do any of the foregoing.

Section 2. Mandatory Advancement.

(a) Unless and until, and except to the extent that, a Final Determination has been made that indemnification pursuant to Section 1 is impermissible under California law, the Company shall advance all Expenses incurred by Indemnitee in connection with a Claim or a Recovery Proceeding within 10 days after demand therefor. Indemnitee hereby undertakes to repay such advances (without interest) if and to the extent a Final Determination is made that indemnification pursuant to Section 1 is impermissible. Indemnitee's entitlement to advancement under this Section 2 shall not be affected by any determination, by a court or otherwise and including any determination that indemnification pursuant to Section 1 is not permissible, except a Final Determination. The Indemnitee's obligation to reimburse the Company for advanced Expenses shall be unsecured.

(b) As used in this Agreement, "***Final Determination***" means an express determination by a court of competent jurisdiction which is no longer subject to possible or

pending appeal or other form of review.

Section 3. Indemnification Procedure.

Indemnitee may request indemnification in accordance with Section 1 by giving written notice to the Company. If the Company rejects such request, or fails to agree to grant indemnification in accordance with Section 1 within 30 days after such request, Indemnitee may at any time thereafter bring an action in a court of applicable jurisdiction (which may, but need not be, the court in which a Claim is pending) to determine the permissibility of indemnification pursuant to Section 1 and Indemnitee's entitlement to such indemnification. In any such proceeding, the issue shall be determined de novo, and any rejection or other determination by or on behalf of the Company shall be accorded no weight. In any such proceeding, the burden of proving the impermissibility of indemnification shall be on the Company.

Section 4. Advancement Procedure. Indemnitee may request advancement in accordance with Section 2 by giving written notice to the Company. If the Company rejects such request, or fails to agree to grant advancement in accordance with Section 2 within 10 days after such request, Indemnitee may at any time thereafter bring an action in a court of applicable jurisdiction (which may, but need not be, the court in which a Claim is pending) to enforce Indemnitee's right to advancement in accordance with Section 2. In any such proceeding, such right shall be determined de novo, and any rejection or other determination by or on behalf of the Company shall be accorded no weight.

Section 5. Limitation. Notwithstanding anything in this Agreement, Indemnitee shall not be entitled to indemnification or advancement in connection with any proceeding (other than a Recovery Proceeding) initiated by Indemnitee against the Company or any director or officer of the Company except when the Company has joined in or the Board of Directors has consented to the initiation of the proceeding.

Section 6. Defense Procedure.

(a) Indemnitee shall give the Company notice within 30 days after he becomes aware of any Claim for which he believes indemnification will or could be sought under this Agreement. Failure to so notify the Company shall not relieve the Company of any liability under this Agreement except to the extent that the Company can demonstrate that it was prejudiced thereby, or of any liability which it may have to Indemnitee otherwise than under this Agreement.

(b) With respect to any Claim for which indemnity is requested pursuant to this Agreement, the Company shall be entitled to assume the defense of such Claim, with counsel approved by Indemnitee, upon delivery to Indemnitee of notice of its election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to such Claim (except for the reasonable costs of investigation), provided that (i) Indemnitee shall have the right to employ his own counsel in any such proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been authorized by the Company, or (B) Indemnitee shall have

reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense or (C) the Company shall not, in fact, have promptly employed counsel to assume the defense of such proceeding, or if such counsel fails to diligently pursue such defense, the fees and expenses of Indemnitee's own counsel shall be at the expense of the Company. The Company shall not settle any Proceeding in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent, which consent shall not be unreasonably withheld. The Company shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Company or as to which the Indemnitee has concluded that there may be a conflict of interest between the Company on the one hand and the Indemnitee on the other hand.

Section 7. Subrogation; Duplication of Payments. In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of such costs of Indemnitee, who shall execute such instruments and perform such other acts as the Company shall reasonably request, but at the sole expense of the Company, to enable the Company to effectively enforce such rights. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has actually received payment (by reason of insurance or otherwise) of the amounts otherwise payable hereunder; provided, however, that (i) such portions, if any, of any proceeds of any such insurance policy that are required to be reimbursed to the insurance carrier under the terms of its insurance policy shall not be deemed to be payments to Indemnitee hereunder, and (ii) the pendency or assertability of a claim under such insurance policy or otherwise shall not entitle the Company to delay payment hereunder.

Section 8. Indemnification Hereunder Not Exclusive. The indemnification provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may be entitled under the Articles of Association, the Bylaws, any agreement, any vote of stockholders of the Company's parent or of disinterested directors, the General Company Law of the State of California, the National Company Act and other federal laws, or otherwise.

Section 9. Liability Insurance. The Company hereby covenants and agrees that, as long as Indemnitee shall continue to serve as a director and/or officer of the Company, subject to this Section 9, it shall maintain in full force and effect, directors and officers insurance ("D&O Insurance") from established and reputable insurers in reasonable amounts and in any event in amounts not less than the amount of coverage in effect on the date of this Agreement. The Indemnitee shall be entitled to the protection of any such insurance policies the Company maintains generally for the benefit of its directors and officers (and to the extent the Company maintains such an insurance policy or policies, the Indemnitee shall be covered by such policy or policies in accordance with its or their terms, to the maximum extent of the coverage available for any director or officer of the Company).

Section 10. Continuation of Protection. All agreements and obligations of the Company contained herein shall continue during the period in which Indemnitee is a director and/or officer of the Company and shall continue thereafter so long as Indemnitee shall be subject to any possible Claim. The indemnification and right to insurance coverage under this Agreement shall continue as to Indemnitee even though he may have ceased to be a director

and/or officer and shall inure to the benefit of the heirs and personal representatives of Indemnitee.

Section 11. Notices. All notices, requests, demands and other communications (collectively "***Notices***") provided for under this Agreement shall be in writing (including without limitation facsimile), and shall be deemed given (i) upon delivery to the other party's address stated below its signature hereto (which delivery shall be conclusively evidenced, without limitation, by the delivery certificate or receipt of an established delivery company), or (ii) upon transmission thereof by facsimile to the other party's facsimile number stated below its signature hereto (which transmission shall be conclusively evidenced, without limitation, by the successful transmission report of the transmitting facsimile machine), or (iii) upon actual receipt after deposit of such notice in the U.S. mails (postage prepaid and return receipt requested) addressed to the other party's address stated below its signature hereto.

Section 12. Late Payment. Any payment not made hereunder when due shall bear interest from the due date through the date of actual payment at a rate of 2% per year over the reference or prime rate announced from time to time by Company of America, N.A., or (if lower) the maximum rate permitted under applicable law.

Section 13. Choice of Law. This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted and enforced in accordance with the laws of the State of California.

Section 14. Waivers, Amendments. No provision of this Agreement may be waived, amended, supplemented, terminated or repealed in whole or in part, except only by the written consent of all parties. Any waiver shall apply only to the instance or circumstance expressly provided therein, and not to any other instance or circumstance, whether similar or dissimilar. The indemnification rights afforded to the Indemnitee hereby are contract rights and may not be diminished, eliminated or otherwise affected by amendments to the Articles of Association, Bylaws or other agreements, including D&O Insurance policies.

Section 15. Successors and Assigns; Parties in Interest. All terms and conditions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective transferees, successors and assigns, including without limitation an estate of Indemnitee. The Company will require any successor to or assign of the Company to expressly confirm that it is bound by this Agreement, but any failure or refusal to give such assurance shall not affect the binding nature of this Agreement on such successor or assign. Nothing in this Agreement, whether express or implied, is intended to confer any right or remedies under or by reason of this Agreement to any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party hereto. No provision of this Agreement shall give any third persons any right of subrogation or action against any party hereto.

Section 16. Severability. If this Agreement or any portion hereof or its application in any instance or respect is invalidated on any ground by any court of competent jurisdiction, then this Agreement shall continue in effect in all other respects. The parties intend that this Agreement be enforceable to the maximum extent permitted by law.

Section 17. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 18. Entire Agreement. Except as provided in Section 5 hereof, this Agreement represents and contains the entire agreement and understanding between and among the parties, and all previous statements or understandings, whether express or implied, oral or written, relating to the subject matter hereof are fully and completely extinguished and superseded by this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

First Financial Bancorp	**Indemnitee**
By: ______________________	______________________
Its: ______________________	Name: ______________________
Address: 701 South Ham Lane Lodi, California 95242 Attn: Leon J. Zimmerman, President & CEO	Address:

EXHIBIT A

UNDERTAKING TO REPAY ADVANCE OF EXPENSES

The undersigned, ________________________________, has requested that First Financial Bancorp advance expenses to or on behalf of undersigned in connection with the defense of the proceeding entitled ________________________________. The undersigned understands that, under the provisions of applicable law and the Indemnity Agreement between Company and the undersigned, expenses can only be advanced subject to an undertaking by the undersigned to repay such advances unless and to the extent it is ultimately determined that the undersigned is entitled to indemnification. Accordingly, the undersigned does hereby agree to repay any such advances, without interest, by the later of 90 days after the termination of the proceeding or demand by First Financial Bancorp, unless it is ultimately determined that the undersigned is entitled to indemnification for such advances.

DATED:________________________ ____________________________________

July 9, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Financial Bancorp (0-12499)

To Whom It May Concern;

I am responding to the letter dated July 1, 2004 of Mr. Rockett concerning his firm's representation of First Financial Bancorp in its desire to exclude my shareholder proposal. I submitted a shareholder proposal for inclusion in the 2004 Annual Meeting concerning the poison pill which was adopted without shareholder approval by First Financial Bancorp. I am a director of First Financial Bancorp and was also a director at the time the poison pill was adopted. When the poison pill was adopted, it was described by management and its counsel as a tool to prevent unwanted takeovers, but there was no real discussion of the cons of the poison pill, including allowing existing management to entrench itself. The bylaws of First Financial Bancorp contain a super majority requirement (two thirds shareholder approval of any merger).

It is my belief that the current management of First Financial Bancorp is not acting in the best interests of its shareholders and has taken advantage of their position without providing full disclosure as mandated by federal securities laws. My proposal aims to dig out the management entrenchment in part provided by the poison pill and return that power back to the shareholders. In an era with the likes of Enron, WorldCom, Adelphia, and Global Crossing, power needs to be returned to the shareholders and not a select few who are only interested in their own positions and compensation. In April a town hall meeting was held in our small town of Lodi where over 200 shareholders attended to listen to my concerns and the concerns of other shareholders of First Financial Bancorp about the management of First Financial Bancorp. In fact, members of management attended the meeting and answered some of the questions of the shareholders in attendance. This attendance by over 200 shareholders is more than the attendance at any annual meeting of shareholders of First Financial Bancorp and emphasizes the concerns about the performance of First Financial Bancorp and the lack of answers. Since First Financial Bancorp already has a super majority requirement for action on mergers - why does this Board and its professionals want the poison pill? Shareholders have a right to know what is happening with First Financial Bancorp. I suspect that the shareholders of First Financial Bancorp will vote to repeal the poison pill – therefore, I can understand why it is that First Financial Bancorp has spent considerable monies to keep this matter off the ballot. This is not a frivolous item but rather something in which shareholders should have a voice.

If the SEC finds my shareholder proposal objectionable, I am willing to consider an amendment of the shareholder proposal as the SEC determines.

Sincerely,

Steve Coldani

July 9, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Financial Bancorp (0-12499)

To Whom It May Concern:

This letter is in response to a recent letter dated July 1, 2004 from Mr. James Rockett regarding First Financial Bancorp's desire to exclude my shareholder proposal. I am Angelo Anagnos, a shareholder and director of First Financial Bancorp ("Bancorp"). I am considerered a "dissident" by Mr. Rockett and Bancorp's Board and Executive Management because I ask questions about the financial performance and direction of Bancorp and Bank of Lodi, NA. While I was elected by the shareholders as a director, and have been a director of Bancorp and Bank of Lodi, NA since the early 1980's, in fact, a founding director, I was excluded from the Board of Directors of Bank of Lodi, NA, the major operating entity, in mid 2003 with two other directors. I have remained a director of Bancorp, however, meetings of the Board of Directors of Bancorp have moved to quarterly. In fact, Bancorp has not had a meeting of the Board of Directors since late March 2004, in violation of Bancorp's bylaws. I receive no compensation as a director of Bancorp; all of the directors of Bank of Lodi, NA are paid in excess of $24,000 per year. For some time I have questioned the Board of Directors and Management as to excessive levels of compensation and the necessity of an independent evaluation of compensation (all types of compensation) for the Board and Executive Management and that such information should be shared with the shareholders of Bancorp.

My response to Mr. Rockett's letter is simple. At Bancorp, Executive Management and a few members of the Board seek to entrench themselves by quashing any dissent with the aid of a powerful law firm. I am trying to force Bancorp to make all of the disclosures to which the shareholders and the public are entitled. The financial performance of Bancorp and Bank is poor and the shareholders have a lot of questions as to direction and the amount of compensation paid to directors and executive management. If you look at the information presented by Mr. Rockett - specifically the transcript of the 2003 annual meeting of shareholders (Tab 4), you will note several shareholders, not connected with me, asking questions and having their questions quashed by Mr. Rockett or Bancorp Management. There has not been full and complete disclosure by Bancorp. I recently participated in two meetings where Bancorp shareholders were provided public information on the poor financial performance of Bancorp. At the second meeting over 200 shareholders of Bancorp attended, including several executive officers and directors of Bancorp and Mr. Rockett. At this meeting shareholders were given the opportunity to ask Bancorp's Chief Financial Officer (Mr. Christenson) and Mr. Rockett questions on compensation. No answers were provided by Bancorp. In fact, the attitude demonstrated at the meeting by Executive Management, the Board, and Mr. Rockett was lack of concern for the interest of the shareholders. In reviewing the proxy statement for 2003, as well as what has been

filed by Bancorp with the SEC in the past - there are several elements of compensation of Bancorp and Bank officers that are not disclosed or fully described. I was under the impression that the purpose of the disclosure rules is for a clear, concise, and understandable disclosure of certain corporate matters,including executive compensation.

I believe that compensation has been understated and the disclosure written in a confusing manner so that shareholders will not understand the significant level of compensation paid. The financial performance of Bancorp and Bank continues to suffer below peer group levels while Executive Management and the Board are paid an excessive amount of compensation. Having an independent third party review that would be available to shareholders would put this matter to rest. I wonder why Bancorp has paid Mr. Rockett several thousands of dollars to oppose this matter when they could have used that money to complete the independent third party review and deliver the information to the shareholders. This action only leads one to believe that they have something to hide.

I am only a business man who has been part of the Lodi community for over 50 years. As a business man I know when something does not make sense - and when people are not telling the truth. That is the case with Bancorp. This aggressive opposition by Bancorp does not make sense.

If the SEC finds my shareholder proposal of an independent third party review of the compensation to be objectionable, I am willing to consider an amendment of the shareholder proposal as the SEC determines. Let's have the shareholders vote and the shareholders receive the information. It only seems fair.

Respectfully,

Angelo Anagnos

Angelo Anagnos

BINGHAM McCUTCHEN

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com
Our File No.: 2021879-0000303747

July 22, 2004

Via FedEx

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

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U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel and Office of Mergers and Acquisitions

Re: First Financial Bancorp (0-12499)

Ladies and Gentlemen:

This firm represents First Financial Bancorp. (the "Company"), the holding company for Bank of Lodi, N.A. (the "Bank"), of Lodi, California. We submitted a letter to the Commission dated July 1, 2004 in support of the Company's omission from its proxy materials for its 2004 annual meeting of shareholders of two shareholder proposals from, respectively, Angelo Anagnos and Steven Coldani.

The three dissident directors identified in our July 1, 2004 letter, Steven Coldani, Angelo Anagnos and Kevin Van Steenberge, have now distributed to the Company's shareholders the attached letter dated July 13, 2004 (the "July 13th Letter"). The letter constitutes an unlawful attempt by the Dissidents to solicit proxies in violation of the Commission's proxy rules and we wish to call these violations to the Commission's attention:

1) The July 13th Letter Violates Rule 14a-3(a)

The Dissidents have filed no proxy statement to date.

Rule 14a-3(a) states that:

> No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A. . . .

Rule 14a-1(l) states that the term "solicitation" includes:

> The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. (emphasis added).

The July 13th letter is a "solicitation" because it is "calculated to result in the procurement, withholding or revocation of a proxy." The document is clearly intended to persuade shareholders to look favorably upon a) the Dissidents' alternative slate of director nominees who are named in the Letter, b) the shareholder proposals submitted to the Company by Anagnos and Coldani which are both summarized in the Letter, along with the proponents' supporting arguments.

Bingham McCutchen LLP
bingham.com

Moreover, the "circumstances" of the communication must include the backdrop of the Dissidents' actions and communications with shareholders in the recent past. Clearly, the Dissidents have been engaged in a solicitation long before they sent the July 13th letter. As noted in our July 1 letter, the Dissidents have already communicated with the Company's shareholders on numerous occasions and urged them to support both the Dissidents' slate of directors and the two shareholder proposals. In fact, the arguments and materials submitted in our July 1 letter demonstrate that the Dissidents have been engaged in an over year-long campaign to convince shareholders of the validity of their ideas regarding the Company.

There have already been several letters in which the dissidents have argued, directly to the shareholders, that they should favor the Dissidents' ideas. For example, on October 14, 2003 the Dissidents sent a letter to shareholders complaining about executive compensation and other matters, and notifying shareholders of the Dissidents' intent to wage a proxy contest (see Exhibit C(36) to July 1 letter). That letter stated in part as follows:

> Over the last few months, Executive Management and certain Directors have continued to attack the three of us and have asked for our resignation. . . [W]e will not resign! Executive Management has stated that they will not nominate us to the Board. However, we will place our names in the nomination for the 2004 annual meeting of shareholders and are currently looking for candidates who can be excellent additions to the Board of First Financial Bancorp. . . We will be contacting the shareholders in the near term to talk about our plans for placing candidates in nomination for the Board of First Financial Bancorp as well as the elimination of the shareholders rights plan. The shareholders rights plan is not in the best interests of the shareholders of First Financial Bancorp.
>
> (emphasis added).

On November 17, 2003, the Dissidents sent a letter to shareholders questioning Bank performance and executive compensation (see Exhibit C(38) to July 1 letter), which stated in part as follows:

> In California the electors recently recalled the Governor, maybe it's time that the shareholders, who are the constituents of First Financial Bancorp, stand up and recall this Board and Executive Management. We will be submitting a slate of capable directors who have the ability and inclination to create shareholder value instead of raiding the profits for the personal wealth of a select few. . . . You have the power with your vote to make a change. We saw a very powerful example of that in our state government. Please join with us to put a stop to what is clearly an unethical and arrogant attitude and practice on the part of the Board and Executive Management.

Bingham McCutchen LLP
bingham.com

(emphasis added).

On February 9, 2004, the Dissidents sent a letter to shareholders announcing that they were planning to hold "town meetings" for shareholders to gather and listen to the Dissidents' complaints about the Company (see Exhibit C(50) to July 1 letter) and requesting shareholder support for their actions, which stated in part as follows:

> Over the next few months in preparation for the Annual Meeting of Shareholders we will be holding town meetings to discuss your Company and what shareholders can do to make a difference. Our first meeting will be held on Wednesday, March 3rd at 6:00 p.m. at Hutching Street Square in Lodi. . . .
>
> ***
>
> We will be in contact soon regarding other town hall meetings and welcome your attendance.

(emphasis added).

(See also Exhibit C(51) to July 1 letter).

On March 3, 2004, the Dissidents held their first "Town Hall" meeting for the Company's shareholders. The Dissidents circulated a PowerPoint presentation entitled "Concerned Shareholders First Financial Bancorp May 3, 2004" (see Exhibit C(53) to July 1 letter), which stated in part as follows:

> What Needs To Be Done? [p. 26 (page numbers added)]
>
> ***
>
> - Support Change in Board / Management
>
> Shareholders Have Been Taken Advantage of For Too Long!

***

What is the Basic Plan? [p. 27 (page numbers added)]

- Change Mediocre Executive Management with Qualified and Proven Management

Bingham McCutchen LLP
bingham.com

- Replace Board and Reduce Board Compensation from Excessive Levels. . . .

***

What Can Shareholders Do? [p. 28 (page numbers added)]

***

Support Change in Board / Management—New Leadership

- Vote to Have Compensation Review Completed and Reported to Shareholders

- Vote to Eliminate Shareholder Rights Plan

***

What is the Plan (cont.) [p. 30 (page numbers added)]

***

- Conduct Independent Third Party Review of All Compensation Programs and Reduce/Eliminate All Non Basic Compensation to Executive Management and Board

What is the Plan (cont.) [p. 32 (page numbers added)]

***

- Reduce Bank Owned Life Insurance and Accurately Reflect the Liability

- Eliminate Shareholder Rights Plan

- Restore Dignity and Integrity

(emphasis added)

On March 15, 2004, the Dissidents sent a letter to shareholders who attended March 3, 2004 meeting (see Exhibit C(57) to July 1 letter), which stated in part as follows:

Bingham McCutchen LLP
bingham.com

> We want to thank the shareholders who attended the Town Hall meeting on Wednesday, March 3, 2004. Over 130 shareholders were in attendance to talk about First Financial Bancorp and Bank of Lodi, N.A.
>
> ***
>
> We are pleased to announce that a website has been created where all information, including the financial information disseminated at the last Town Hall meeting, can be readily obtained. The website is www.savethebank.com. The website contains all letters to shareholders, regulatory agencies as well as the Board and is designed to provide you, the shareholders, with the information you need to make a decision.
>
> ***
>
> At the Town Hall meeting we also emphasized, "What can shareholders do?"
>
> ***
>
> - <u>Vote to have total compensation review completed and reported to shareholders</u>
> - <u>Vote to eliminate shareholder rights plans</u>
>
> ***
>
> <u>We are placing in nomination for directorship ten individuals who have the best interest of shareholders as well as our customers in mind. These ten individuals are shareholders or banking experts. We will be sending a letter out in the near term to inform you of these individuals and their backgrounds. . . .</u>
>
> (emphasis added)

Finally, on March 22, 2004, the Dissidents sent a letter from to shareholders and the Company nominating their slate of 10 directors for election at next annual meeting of shareholders (see Exhibit C(58) to July 1 letter).

The only purpose behind the July 13th letter is to solicit proxies. Since the Dissidents have filed no proxy material, the July 13th letter is in direct violation of Rule 14a-3(a).

2) The July 13th Letter is False and Misleading

Bingham McCutchen LLP
bingham.com

The letter also contains false and misleading statements, in direct violation of Rule 14a-9, as follows:

- We believe that these individuals are excellent candidates who are interested in working for you, the shareholders, and not the entrenched Board of Directors and Executive Management. (emphasis added).

This statement impugns the integrity of the Company's Board and Executive Management.

- The proposal that was submitted by Angelo Anagnos to First Financial Bancorp for inclusion in the proxy material focused on a mandate that the Board of Directors conduct a comprehensive compensation review of Executive Management and the Board of Directors through an independent third party and publish a report of this review for all shareholders. (emphasis added).

This statement misleads the Company's shareholders into believing that they have a right to impose a mandate on the Company's Board of Directors to take the requested action. As noted in our July 1 letter, under California law, they do not.

- Steven Coldani's proposal requested that shareholders of First Financial Bancorp be given the opportunity to vote on the Shareholder's Rights Plan that was adopted in 2001 by the Board of Directors without shareholder approval. . . . (emphasis added).

This statement improperly suggests that the Company engaged in misconduct by adopting the shareholder rights plan without shareholder approval which, in fact, was not legally required. It also omits to state the material fact that the Dissidents, as directors of the Company, voted in favor of the shareholder rights plan when it was presented to the board for approval. The shareholders deserve to know why the Dissidents are now stepping away from their original position in favor of the plan and the Dissidents' glaring failure to make this disclosure renders the July 13th Letter seriously misleading.

- Mr. Rockett [counsel to the Company who signed the July 1 letter], on behalf of First Financial Bancorp, has filed an objection with the Securities and Exchange

> Commission that is several hundred pages long and that we suspect cost several thousands of dollars. Why has this Board and Executive Management wasted shareholder funds to oppose two simple proposals that should be before the shareholders. It is this waste of corporate assets and a desire to spend money on professionals rather than on behalf of the shareholders that raises serious questions as to the . . . direction of First Financial Bancorp with this Board and Executive Management. (emphasis added).

Bingham McCutchen LLP
bingham.com

This statement impugns the integrity of the Company's Board and Executive Management, as well as that of the Company's legal advisors, and makes charges as to improper conduct.

- . . . [I]t's obvious that this Board and Executive Management don't want to answer to the shareholders and want their attorney or regulatory agencies to protect them from answering the tough questions and standing before the shareholders.

- This Executive Management and this Board will not be able to hide behind the professionals for much longer.

(emphasis added).

These statements impugn the integrity of the Company's Board and Executive Management, its legal counsel and the SEC itself and make charges as to improper conduct. It suggests that these parties are improperly attempting to prevent shareholders from receiving information to which they are entitled, when in fact all the Company did was follow Rule 14a-8 to the letter in attempting to prevent the shareholders from being presented with proposals which we believe are improper under Rule 14a-8. The statements wrongly condemn the integrity of the Commission's shareholder proposal review process and suggest that the Commission itself is also involved in wrongdoing.

3) July 13th Letter Supports Exclusion of the Anagnos Proposal Under Rule 14a-8(i)(1)

In our July 1st letter we argue that the Anagnos proposal constitutes an improper mandate to the Company's board of directors and therefore violates Rule 14a-8(i)(1). The third paragraph of the July 13th Letter states:

> The proposal that was submitted by Angelo Anagnos to First Financial Bancorp for inclusion in the proxy material focused on a mandate that the Board of Directors conduct a comprehensive compensation review of Executive Management and the Board of Directors through an independent third party and publish a report of this review for all shareholders. (emphasis added).

The July 13th Letter therefore constitutes an admission by the proponent Anagnos that his proposal is excludable under Rule 14a-8(i)(1).

4) **Violation of Commission Procedures Regarding Shareholder Proposals**

Bingham McCutchen LLP
bingham.com

The July 13th Letter constitutes a perversion of the proxy statement process. Under Rule 14a-8(k), the proper procedure for a proponent to follow if he or she disagrees with an issuer's submission to the Commission is to respond directly to the Commission with a copy to the issuer, not to circumvent the Commission entirely and take their case directly to the shareholders as the Dissidents have done here. By doing so, they have mislead the shareholders as to the good faith of the Company and that of its legal counsel and even the Commission itself.

Please note that the three Dissidents have been represented by counsel throughout this matter, beginning sometime in March of 2003. Their counsel is Gary Steven Findley, Esq. whose website address is http://www.findley-reports.com/frbios.html.

If the staff has any questions regarding this submission, please contact the undersigned at (415) 393-2025 or Venrice R. Palmer of this firm at (415) 393-2036.

Sincerely,

James M. Rockett

cc: Angelo Anagnos (by certified mail)
Steven Coldani (by certified mail)
Gary Steven Findley (by certified mail)

Leon J. Zimmerman (by FedEx)
Allen R. Christenson (by FedEx)

Venrice R. Palmer (by hand)

July 13, 2004

Dear Shareholder:

We are pleased to report that Ronald W. Williamson has been nominated as a director of First Financial Bancorp. The shareholders who live and work in Lodi should know Mr. Williamson since he, for several years, served as the Parks and Recreation Director for the City of Lodi. Mr. Williamson joins Roger Baffoni,who was recently nominated, as well as our other nominees; Troy Beckman, William Dauer, Bill Stokes, Dr. Param Gill, Bill Lappas, Kevin Van Steenberge, Angelo Anagnos and Steven Coldani, for positions as directors of First Financial Bancorp. We believe that these individuals are excellent candidates who are interested in working for you, the shareholders, and not the entrenched Board of Directors and Executive Management.

The existing Board of Directors continues to be in the process of interviewing our candidates to determine their qualifications. However, as we've stated in the past, we believe that only the shareholders are really capable of determining the qualifications of those who are responsible for the direction and oversight of First Financial Bancorp and Bank of Lodi, N.A.

We have recently become aware that Mr. James Rockett, on behalf of First Financial Bancorp, has filed an extensive document with the Securities and Exchange Commission opposing the shareholder proposals sent by Angelo Anagnos and Steven Coldani at the end of 2003. The proposal that was submitted by Angelo Anagnos to First Financial Bancorp for inclusion in the proxy material focused on a mandate that the Board of Directors conduct a comprehensive compensation review of Executive Management and the Board of Directors through an independent third party company and publish a report of this review for all shareholders. Excessive compensation to the Board and Executive Management has been an issue with the shareholders for some time. Mr. Anagnos' proposal was simply requesting an independent third party review as to the reasonableness of all forms of compensation provided to the Executive Management and Board of Directors with the belief that the shareholders should have that type of information in determining the performance of First Financial Bancorp and Bank of Lodi, N.A.

Steven Coldani's proposal requested that shareholders of First Financial Bancorp be given the opportunity to vote on the Shareholder's Rights Plan that was adopted in 2001 by the Board of Directors without shareholder approval. In 2001, First Financial Bancorp's Board of Directors adopted a Shareholder's Rights Plan commonly known as a "poison pill" without shareholder approval. The plan was in addition to the requirements contained in the Articles of Incorporation of First Financial Bancorp that 2/3 of the outstanding shares must approve certain mergers and business combinations. The current "poison pill" gives the Board of Directors the full authority to determine what is presented to the shareholders. The simple request of Steven Coldani was to put this matter before the shareholders and that a majority of the shareholders should make that determination as to whether this "poison pill" should be repealed.

Mr. Rockett, on behalf of First Financial Bancorp, has filed an objection with the Securities and Exchange Commission that is several hundred pages long and that we suspect cost several thousands of dollars. Why couldn't the substantial amount of money spent on Mr. Rockett's objection be applied to an independent third party review of the compensation provided to the Executive Management and Board of Directors? Why has this Board and Executive Management wasted shareholder funds to oppose two simple proposals that should be before the shareholders? It is this waste of corporate assets and a desire to spend money on professionals rather than on behalf of the shareholders that raises serious questions as to the

professionals rather than on behalf of the shareholders that raises serious questions as to the direction of First Financial Bancorp with this Board and Executive Management. If everything is as great as the Board and Executive Management says it is, and the entire compensation is reasonable – then why not spend a fraction of what has been spent with the attorneys, get the report completed, and communicate the results to the shareholders? This matter would be over if the Board and Executive Management would have done what we asked them to originally – hire an independent third party to review all of the compensation and hire an independent third party to review the strategic direction of First Financial Bancorp and Bank of Lodi, NA to determine whether the current course adds real value for the shareholders. Spending thousands of shareholders' dollars to fight these two simple requests just does not seem right! We keep asking the question: where is the strategic plan? Where is the independent third party review of the compensation? Where is the information to the shareholders as to what is the direction of this Company?

In reviewing the information provided by Mr. Rockett to the Securities and Exchange Commission, it's obvious that this Board and Executive Management don't want to answer to the shareholders and want their attorney or regulatory agencies to protect them from answering the tough questions and standing before the shareholders. We want this Executive Management and this Board to be held accountable. We want them to answer to the shareholders! This Executive Management and this Board will not be able to hide behind the professionals for much longer. Eventually a shareholder meeting will be held and eventually the shareholders will be heard.

Very truly yours,

Steven Coldani   Angelo Anagnos   Kevin Van Steenberge

Lodi/July Shareholder Letter.doc

Friends Of First Financial/
Bank Of Lodi
P.O. Box 436
Lodi, Ca 95241-0436








USA

BANK OF LODI EMPLOYEE
STOCK PURCHASE PLAN 1
PO BOX 3009
LODI CA 95241-1913

95241+1913

BINGHAM McCUTCHEN

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com
Our File No.: 2021879-0000303747

July 6, 2004

Via FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

Re: First Financial Bancorp (0-12499)

Ladies and Gentlemen:

This firm represents First Financial Bancorp. (the "Company"), the holding company for Bank of Lodi, N.A. (the "Bank"), of Lodi, California. We submitted a letter to the Commission dated July 1, 2004 in support of the Company's omission from its proxy materials for its 2004 annual meeting of shareholders of two shareholder proposals from, respectively, Angelo Anagnos and Steven Coldani. In sections I and II of our letter we stated that the proposals were hand-delivered to the Company by Kevin Van Steenberge. We are informed that this is incorrect. The proposals were hand-delivered by proponent Steven Coldani. We therefore wish to correct our submission as follows:

I. The Proposals are Excludable Because the Dissidents Have Violated the "One Proposal" Limit of Rule 14a-8(c)

***

From the above summary of events, and the more detailed recitation in the attached *Chronology of Events*, it is beyond question that the Dissidents have conspired together to take concerted action against the Company. There are numerous memos and letters which are either signed by the Dissidents [6] or by their attorney in which the attorney admits that he is their representative. [7] A number of press articles either quote the Dissidents referring to each other or quote their attorney in contexts in which it is clear that they are acting in concert. Although Anagnos and Coldani are the nominal

[6] See Exhibits C(6), (8), (9) and (11).

[7] See Exhibits C(9), (18), (30) and (34).

"proponents," it is clear that these proposals were submitted by the Dissidents as a group. These so-called shareholder proposals are nothing more than another tactic being used by the Dissident group in their ongoing crusade, and the staff should recognize them for what they are. If there could be any doubt of this conclusion, it is completely dispelled by this salient fact--**both the Coldani and Anagnos proposals were simultaneously hand-delivered to the Company by Dissident ~~Van Steenberge~~Coldani**.

Bingham McCutchen LLP
bingham.com

***

II. The Proposals are Excludable Because They Relate to the Redress of a Personal Claim or Grievance Against the Company and its Executive Officers, and Are Designed to Result in a Benefit to, or to Further a Personal Interest, Which Is Not Shared by the Other Shareholders at Large, in Violation Of Rule 14a-8(I)(4)

***

As noted above, if there could be any doubt of the fact that the proposals were prompted by the Dissidents' joint grievance against the Company, it is completely dispelled by this salient fact--**both the Coldani and Anagnos proposals were simultaneously hand-delivered to the Company by Dissident ~~Van Steenberge~~Coldani**.

Sincerely,

James M. Rockett

cc:

Angelo Anagnos	(by certified mail)
Steven Coldani	(by certified mail)
Gary Steven Findley	(by certified mail)
Leon J. Zimmerman	(by FedEx)
Allen R. Christenson	(by FedEx)
Venrice R. Palmer	(by hand)

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com
Our File No.: 2021879-0000303747

August 18, 2004

Via FedEx

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
Orange County
San Francisco
Silicon Valley
Tokyo
Walnut Creek
Washington

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Office of Mergers and Acquisitions

Re: First Financial Bancorp (0-12499)

Ladies and Gentlemen:

This firm represents First Financial Bancorp. (the "Company"), the holding company for Bank of Lodi, N.A. (the "Bank"), of Lodi, California. We submitted a letter to the Commission dated July 1, 2004 in support of the Company's omission from its proxy materials for its 2004 annual meeting of shareholders of two shareholder proposals from, respectively, Angelo Anagnos and Steven Coldani.

The three dissident directors identified in our July 1, 2004 letter, Steven Coldani, Angelo Anagnos and Kevin Van Steenberge, have now distributed to the Company's shareholders the attached letter dated August 9, 2004 (the "August 9th Letter"). The letter constitutes an unlawful attempt by the Dissidents to solicit proxies in violation of the Commission's proxy rules and we wish to call these violations to the Commission's attention:

1) The August 9th Letter Violates Rule 14a-3(a)

The Dissidents have filed no proxy statement to date.

Rule 14a-3(a) states that:

> No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A. . . .

Rule 14a-1(l) states that the term "solicitation" includes:

> The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. (emphasis added).

Bingham McCutchen LLP
bingham.com

The August 9th Letter contains the following statements which we believe are calculated to convince the shareholders not to vote in favor of any candidates the Board might nominate in its upcoming proxy statement and instead to vote in favor of the Dissidents' alternative slate of nominees and the two shareholder proposals which they have submitted:

- "We are pleased to report that Wednesday, November 3, 2004 has been set for the annual meeting of shareholders. **We want everyone to be in attendance! Please mark your calendar for that date. Only by exercising your shareholder rights can you protect your investment and make a difference!"** (emphasis in original).

- "What was interesting at this recent [Company board of directors] meeting was that your Company's Board, over our objection added two new directors. . . . Why has the Board and Executive Management not communicated this important action to the shareholders? . . . We note with interest that neither of these individuals has owned shares of common stock for one year. Neither of these individuals meet the director qualification requirements that were adopted by the Board as part of the Bylaws and as a means of protecting their own positions. Very interesting!" (emphasis added).

- "While Judge Giffen and Paul Gross may turn out to be excellent Directors, we believe that their recent appointment is further demonstration of the disregard that this Board and Executive Management has with regard to their own rules. How can they appoint two new directors who do not meet the qualification requirements of the Bylaws and at the same time question the recent director nominees on the same qualification items?" (emphasis added).

- "We are disappointed that Chairman Goerhing and President Zimmerman are encouraging shareholders to disregard any material sent to you with regard to your Company. We believe that shareholders should carefully read and review all information with regard to your Company, whether it is from the Board and Executive Management of the Company, the employees, shareholders, the media or just three disgruntled board members. (emphasis added).

The August 9th Letter is a "solicitation" because it is "calculated to result in the procurement, withholding or revocation of a proxy." The document is clearly intended to persuade shareholders to look favorably upon a) the Dissidents' alternative slate of

director nominees who are referred to in the Letter instead of the board's nominees, once the Company's proxy material becomes available, and b) the Dissidents' unlawful proxy solicitation materials, which the Dissidents previously sent to the shareholders and which as noted above is referred to in the August 9th Letter.

Moreover, the "circumstances" of the communication must include the backdrop of the Dissidents' actions and communications with shareholders in the recent past. Clearly, the Dissidents have been engaged in a solicitation long before they sent the August 9th Letter. As noted in our July 1 letter, the Dissidents have already communicated with the Company's shareholders on numerous occasions and urged them to support both the Dissidents' slate of directors and the two shareholder proposals. In fact, the arguments and materials submitted in our July 1 letter demonstrate that the Dissidents have been engaged in an over year-long campaign to convince shareholders of the validity of their ideas regarding the Company.

Bingham McCutchen LLP
bingham.com

There have already been several letters in which the dissidents have argued, directly to the shareholders, that they should favor the Dissidents' ideas, some of which were outlined in our letter of July 22, 2004 to which we refer the staff. The only purpose behind the August 9th Letter is to solicit proxies. Since the Dissidents have filed no proxy material, the August 9th Letter is in direct violation of Rule 14a-3(a).

2) The August 9th Letter is False and Misleading

The August 9th letter also contains false and misleading statements, in direct violation of Rule 14a-9, as follows:

- "The Board meetings of your Company are designed by the Executive Management and their attorney to limit information and dialogue about the Company and Bank of Lodi-the most recent Board meeting was less than 30 minutes long." The financial review for the Board was no more than reviewing the recent press release--no in depth financial analysis, no supporting information--basically a railroad job." (emphasis added).

- "While Judge Giffen and Paul Gross may turn out to be excellent Directors, we believe that their recent appointment is further demonstration of the disregard that this Board and Executive Management has with regard to their own rules. How can they appoint two new directors who do not meet the qualification requirements of the Bylaws and at the same time question the recent director nominees on the same qualification items? Why wouldn't this Board and Executive management want to share that information with the shareholders? Why haven't the shareholders gotten the whole story? something to think about!"

These statements impugn the integrity of the Company's Board and Executive Management, as well as that of the Company's legal advisors, and make charges as to

improper conduct. The first statement, which criticizes the board meeting process at the June 29, 2004 meeting, is also misleading. The dissidents, who attended the July 29th meeting in their capacity as directors, raised no question or comment whatsoever about the quality or completeness of management's presentation regarding the Company's financial performance, either during the meeting or subsequently. If they truly believed there was insufficient financial analysis provided to the board at that meeting, in the exercise of their fiduciary duties as directors they should have said so at the meeting and requested further analysis, rather than attempting to discredit management and embarrass the Company by writing directly to the shareholders.

Bingham McCutchen LLP
bingham.com

- "Here are a few points that your Board and Executive Management failed to make: "A $600,000 plus loan loss during the second quarter."

The suggestion left by taking this information out of context from the Company's second quarter 2004 earnings release leaves the shareholder to believe that the Company's entire loan portfolio is impaired. In fact, as the earnings release states, during the 2004 second quarter "net charge-offs totaled $588,000, which were primarily related to nonperforming agricultural loans of *a single borrower*." (emphasis added). The statement is therefore misleading.

- "Here are a few points that your Board and Executive Management failed to make: ***"Loan loss reserves currently are at 1.35% of total loans, a significant reduction from December 31, 2004 levels of 1.83%. By not funding loan loss reserve to its previous levels - is Bank overstating its income?"

This statement gives the false impression that the company is overstating income simply because the judgment its management made regarding the appropriate size of the allowance for loan losses resulted in a smaller provision for loan losses for the second quarter of 2004. Many variables go into making this determination, including prevailing and expected future economic conditions, financial conditions of borrowers, expected increase in interest rates and the like. Deliberately overstating income would be a violation of Section 13(b) of the Exchange Act. Making a veiled accusation of wrongdoing such as this impugns management's integrity.

- "Here are a few points that your Board and Executive Management failed to make: *** Total assets declined in the second quarter by approximately $3 million. Bank's growth has plateaued primarily due to the fact that it is out of capital to fund growth. Bank does not have the ability to continue growing at it's recent pace without significantly increasing capital accounts through a common stock offering or borrowing."

Bingham McCutchen LLP
bingham.com

These baseless allegations are offered to the shareholder as gospel truth, without any attempt to provide support or analysis or to cast the statements as the Dissidents' opinion and nothing more. While it is true that assets at June 30, 2004 declined by $3 million from the first quarter of 2004, that fact alone provides no basis to allege that the Bank is "out of capital." Also, it fails to acknowledge the fact that year-over-year the Company's assets grew by $43,626,000, to $324,138 ,000 at June 30, 2004 from $280,512,000 at June 30, 2003. Assets also grew by $2,300,000 at June 30, 2004 over $321,813,000 at December 31, 2003. This movement hardly reflects that the Bank is "out of capital"--a $3,000,000 decrease over a three-month period in a $324,000,000 asset institution does not necessarily indicate a negative growth trend. The statement is misleading.

- "Here are a few points that your Board and Executive Management failed to make: *** Total shareholder equity for Bank, taking into consideration unrealized losses in the securities portfolio, was actually $190,000 less than the March 31, 2004 totals. This further hampers bank's ability to grow."

This statement is grossly misleading and furthermore completely unfair. First of all, the decrease was $438,000, not $190,000. Also, the statement ignores the fact that equity at June 30, 2004 had actually increased by $707,000 over the year earlier period to $20,524,000 at June 30, 2004 from $19,817,000 at June 30, 2003 and by $557,000 from $19,967,000 at December 31, 2003. Further, the decrease was due to the fact that securities in the Company's portfolio fluctuated, as most securities do, over the three months since March 31, 2004. The dissidents fail to disclose how an approximate 2% decrease in shareholders equity which was primarily due to a change in the market value of securities in the Company's portfolio "hampers bank's ability to grow." Indeed, the Bank's ability to grow is dependant largely on its regulatory capital. First of all, changes in value of a bank's securities portfolio are eliminated when calculating its regulatory capital. Second, the Bank's capital and capital ratios actually increased from March 31, 2004 to June 30, 2004, which in effect increases the Bank's ability to grow instead of hampering it. The Bank's total risk-based capital increased by approximately $614,000 or 2.4% from $25,089,000 at March 31, 2004 to $25,703,000 at June 30, 2004. Its leverage ratio increased by approximately 1.0% from 6.91 at March 31, 2004 to 6.98 at June 20, 2004.

- "What this information emphasizes is that this Board and Executive Management are not capable of providing a true and complete picture concerning the financial condition of the Company and Bank."

- "It has been our position from day one that the Board and Executive Management should be open and straight with the shareholders and that the shareholders should know exactly what is happening with the Company--and where it is going."

- "You, as a shareholder, should make the decision and not be railroaded by a Board and Executive Management that is only interested in preserving their position and performing at a level below acceptable peer groups."

These statements impugn the integrity of the Company's Board and Executive Management and make charges as to improper conduct.

Bingham McCutchen LLP
bingham.com

Please note that the three Dissidents have been represented by counsel throughout this matter, beginning sometime in March of 2003. Their counsel is Gary Steven Findley, Esq. whose website address is http://www.findley-reports.com/frbios.html.

If the staff has any questions regarding this submission, please contact the undersigned at (415) 393-2025 or Venrice R. Palmer of this firm at (415) 393-2036.

Sincerely,

James M. Rockett

cc:	Angelo Anagnos	(by certified mail)
	Steven Coldani	(by certified mail)
	Gary Steven Findley	(by certified mail)
	Leon J. Zimmerman	(by FedEx)
	Allen R. Christenson	(by FedEx)
	Venrice R. Palmer	(by hand)

August 9, 2004

To our Shareholder Friends:

By now you have received the August 2, 2004 letter from First Financial Bancorp announcing the second quarter performance and the date of the annual meeting of shareholders. We are pleased to report that Wednesday, November 3, 2004 has been set for the annual meeting of shareholders. **We want everyone to be in attendance! Please mark your calendar for that date. Only by exercising your shareholder rights can you protect your investment and make a difference!** The November 3, 2004 annual meeting date was set at the most recent meeting of the Board of Directors of Company. That meeting was held at the end on July 29 - the first meeting since March 25, 2004! The Board meetings of your Company are designed by the Executive Management and their attorney to limit information and dialogue about the Company and Bank of Lodi -the most recent Board meeting was less than 30 minutes long. The financial review for the Board was no more than reviewing the recent press release – no in depth financial analysis, no supporting information – basically a railroad job.

What was interesting at this recent meeting was that your Company's Board, over our objection added two new directors. William Giffen, a retired superior court judge, and Paul Gross, a local businessman were added to the Board. Why has the Board and Executive Management not communicated this important action to the shareholders? Both of these individuals have been Directors of Bank for several months. We note with interest that neither of these individuals has owned shares of common stock for one year. Neither of these individuals meet the director qualification requirements that were adopted by the Board as part of the Bylaws and as a means of protecting their own positions. Very interesting!

While Judge Giffen and Paul Gross may turn out to be excellent Directors, we believe that their recent appointment is further demonstration of the disregard that this Board and Executive Management has with regard to their own rules. How can they appoint two new directors who do not meet the qualification requirements of the Bylaws and at the same time question the recent director nominees on the same qualification items? Why wouldn't this Board and Executive management want to share that information with the shareholders? Why haven't the shareholders gotten the whole story? Something to think about!

In the August 2, 2004 letter, Executive Management and the Board characterize the performance of the Company during the second quarter as stellar. While the Company did see slight improvement in its overall net income during the second quarter of 2004, we beg to differ! The financial performance was not stellar but further evidence that the Company and Bank continue to perform well below peer levels.

Here are a few points that your Board and Executive Management failed to make:

- A $600,000 plus loan loss during the second quarter. Loan loss reserves currently are at 1.35% of total loans, a significant reduction from December 31, 2003 levels of 1.83%. By not funding loan loss reserve to its previous levels - is Bank overstating income? By maintaining loan loss reserves at a peer group level of 1.50% - net income would be reduced by well over $200,000. Bank's loan loss reserves are now below peer group level!

- Total assets declined in the second quarter by approximately $3 million. Bank's growth has plateaued primarily due to the fact that it is out of capital to fund growth. Bank does not have the ability to continue growing at it's recent pace without significantly increasing capital accounts through a common stock offering or borrowing. The leverage capital ratio of Bank is below peer group level! As of June 30, 2004 the leverage capital ratio was below 7%, where peer banks operate well in excess of 8%.

- Total shareholder equity for Bank, taking into consideration unrealized losses in the securities portfolio, was actually $190,000 less than the March 31, 2004 totals. This further hampers bank's ability to grow.

- Director fees paid by Bank (no fees are paid to Holding Company directors) during the first six months were approximately $128,000. Assuming continued Director fee payments for the remaining portions of 2004, Director fee payments will be significantly in excess of 2003 levels.

What this information emphasizes is that this Board and Executive Management are not capable of providing a true and complete picture concerning the financial condition of the Company and Bank.

It has been our position from day one that the Board and Executive Management should be open and straight with the shareholders and that the shareholders should know exactly what is happening with the Company - and where it is going. We are disappointed that Chairman Goehring and President Zimmerman are encouraging shareholders to disregard any material sent to you with regard to your Company. We believe that shareholders should carefully read and review all information provided, whether it is from the Board and Executive Management of the Company, the employees, shareholders, the media or just three disgruntled board members. You, as a shareholder, should make the decision and not be railroaded by a Board and Executive Management that is only interested in preserving their position and performing at a level below acceptable peer groups. Stellar is not a word to describe the Board and Executive Management!

It continues to be our dream that Bank of Lodi will continue to remain a local community bank - dedicated to servicing the residents and businesses of Lodi and its surrounding communities. The Board and Executive Management, on several occasions, have indicated that we only desire to sell the bank. We again reiterate that that is not true! We want a community bank! We want to do what is right for the shareholders! We want to do what is right for the employees! We want to do what is right for the community! Doing what is right starts on November 3, 2004 by shareholders attending the annual meeting. This is your opportunity to have your voice heard and to exercise your rights. Read everything, be informed, and participate! Don't be railroaded!

We continue to receive strong support from our shareholders, customers, employees, as well as the community at large. We thank you for your support and we look forward to visiting with shareholders at any time.

Very truly yours,

Steven Coldani
steve@coldani.com
(209)334-0527

Angelo Anagnos
anagnos@sbcglobal.net
(209) 333-8366

Kevin Van Steenberge
Kevin@lodiiron.com
(209) 368-5395 Ext.1

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com
Our File No.: 2021879-0000303747

July 1, 2004

Via FedEx

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Financial Bancorp (0-12499)

Ladies and Gentlemen:

This firm represents First Financial Bancorp. (the "Company"), the holding company for Bank of Lodi, N.A. (the "Bank"), of Lodi, California. On or about November 21, 2003, the Company received the following shareholder proposals (see Exhibit A for original letters from proponents) from, respectively, Angelo Anagnos ("Anagnos") and Steven Coldani ("Coldani"), for inclusion in its proxy materials for its 2004 annual meeting of shareholders:

Anagnos Proposal

RESOLVED, that the Board conduct a comprehensive [sic] compensation of executive management and the Board of Directors through an independent third party company and publish a report of this review, omitting proprietary information and prepared at a reasonable cost. This report shall be available to all shareholders, upon request, by August 15, 2004. At a minimum, this review should consider the following:

1) Would shareholder value be enhanced if the Company established a policy limiting the aggregate concentration of bank owned life insurance among executive officers and directors and also limiting the amount of bank owned life insurance for any individual director or executive officer?

2) Would shareholder value be enhanced if the Company granted executive officers and directors indexed stock options that would reward executives only if Company stock outperformed its peer group?

3) Would shareholder value be enhanced if the Company adopted an executive pay policy freezing executive officer bonuses during periods that the Company earns net income before executive officer bonuses (all calculated under

GAAP) for a relevant year less than 1.0% of total assets at the beginning of that year?

4) Would shareholder value be enhanced if the Company adopted a policy of seeking shareholder approval for any executive or director severance payments beyond the terms negotiated in any contracts?

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5) Would shareholder value be enhanced if the Board of Directors through an independent third party conducted a thorough review of all compensation paid to executive officers and directors prior to modifying or creating any compensation program?

SUPPORTING STATEMENT: The Company's liberal director and executive compensation have significantly reduced shareholder returns in recent years. The Company's Proxy Statement for 2003 failed to include the SEC required Board Compensation Committee Report on Executive Compensation and the Stock Performance Graph. Could the reason for the omissions be that management of the Company does not want shareholders to see their compensation as compared to the Company's stock performance? Return of [sic] Average Equity and Return on Average Assets for the Company have been significantly below peer group at the same time the Board recently granted themselves stock options. While executives have become rich, shareholders have suffered mediocre returns over the past several years. It is time for the Company to try a different approach. At least the shareholders should be fully informed as to amount of the entire compensation and benefits paid to the executive management and the directors.

Coldani Proposal

RESOLVED: That the shareholders of First Financial Bancorp (hereinafter "the Company") request the Board of Directors to redeem the Shareholder Rights Plan that was adopted in 2001 unless such plan is approved by a majority vote of shareholders to be held as soon as may be practicable.

SHAREHOLDER'S SUPPORTING STATEMENT: In 2001 the Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill," without shareholder approval. This plan was in addition to the requirement contained in the Articles of Incorporation of the Company that two-thirds of the outstanding shares of the Company must approve certain mergers of business combinations. This shareholders rights plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders. Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. The give target boards of directors

absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders." Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $2 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect. At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support for this proposal is respectfully sought.

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On behalf of the Company, we hereby notify the Securities and Exchange Commission pursuant to Exchange Act Rule 14a-8(j) that the Company intends to omit the proposals from its proxy materials for its 2004 annual meeting of shareholders for the reasons stated below, on the following bases:

a) the proposals are excludable because the dissidents have violated the "one proposal" limit of Rule 14a-8(c);

b) the proposals are excludable because they relate to the redress of a personal claim or grievance against the company and its executive officers, and are designed to result in a benefit to, or to further a personal interest, which is not shared by the other shareholders at large, in violation of Rule 14a-8(i)(4);
c) the proposals relate to an election and are excludable under Rule 14a-8(i)(8);

d) the proposals are excludable because they are false and misleading and therefore violate Rule 14a-8(i)(3) and Rule 14a-9; and

e) the Anagnos proposal is excludable because it constitutes an improper mandate to the company's board of directors and is improper under the laws of the state of California and therefore violates Rule 14a-8(i)(1)

Enclosed are six copies of this opinion as well as six copies of the proposals. The Company's annual meeting is usually held in April, but has been postponed. The Company's current expectation is that the meeting will be rescheduled to occur sometime in the fall of 2004.

This opinion is submitted in support of the exclusion of these proposals from the Company's 2004 proxy materials, for the reasons set forth below.

<u>Background and Circumstances Surrounding Submission of Proposals</u>

In order to understand certain of the grounds for exclusion of the proposals argued in this opinion, a brief recap of the rather tortured history of an ongoing dispute between the Company and three of its directors is necessary.

The proponents are members of the Company's board of directors. They were also members of the Bank's board of directors until June 31, 2003 when the Company, as sole shareholder of the Bank, removed them from office for cause, along with a third director Kevin Van Steenberge ("Van Steenberge"), for misconduct and violation of their fiduciary duties as directors.

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Since early March of 2003, the proponents and Van Steenberge (the "Dissidents") have engaged in a pattern of conduct which can only be described as deliberate harassment of the Company and its board of directors and officers. On or about March 11, 2003, Benjamin Goehring, the Chairman of the Board of the Bank and of First Financial Bancorp, attended a breakfast meeting in Sacramento, California to which he and one other director had been invited by telephone the night before. The three Dissidents were present along with their attorney and consultant Gary Steven Findley ("Findley")[1]. Findley proceeded to criticize the Bank's management and its performance in running the Bank, and argued that the Bank's performance trailed that of its competing banks in the same market. Mr. Goehring told the Dissidents and Findley that he would have nothing to do with their plan and believed that their entire goal was a personal vendetta against the CEO of the Bank and the Company, Leon J. Zimmermann. Findley alleged that management and the board had no strategy for running the Bank. Mr. Goehring became incensed at Findley's accusation and promptly left the meeting. Shortly thereafter, Mr. Goehring advised the remaining members of the Board of what had occurred.

At a meeting of the Company's board of directors held on the evening of March 27, 2003, the Dissidents presented to the board a memorandum in which they alleged a pattern of mismanagement and improper executive compensation that they alleged had adversely impacted the Bank's profitability. After the board excluded management and adjourned to an executive session, Coldani admitted that he, Anagnos and Van Steenberge had hired Findley as their attorney and consultant to review the Bank's growth and expansion. A heated confrontation ensued.

In the weeks and months ahead, the clash become more and more contentious, as briefly summarized below and in more detail in the attached *Chronology of Events* and the documents attached thereto: [2]

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[1] Gary Steven Findley & Associates is a law firm that specializes in representing independent financial institutions operating in the Western United States. They also provide financial consulting. See the firm's website at http://www.findley-reports.com/. It's publication "The Findley Reports" provides financial information regarding banks. The Findley group of companies also provide investment banking services. According to their website, one of their affiliated entities, Gerry Findley Incorporated, is an investment advisor registered with the Commission. See also Exhibit D.

[2] Exhibit C to this opinion contains a detailed *Chronology of Events* surrounding the conduct of the Dissidents which led to the submission of these proposals, along with copies of relevant documents and news articles which reflect the impassioned nature of

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- At a shareholder question and answer period following the Company's April 22, 2003 annual meeting of shareholders, there was much discussion regarding the Dissidents and their activities. At one point, the following exchange occurred in response to a shareholder question:

  Q. Jack McAuley (ESOP) - "When I was hired here three years ago, the business plan was laid out and the goals were clear. The train has left the station. Who are the board members who want to get off the train?

  A. Chairman Zimmerman - "The board members are here tonight. It would not be appropriate for me to respond to that question. But if they wish, I would like to invite them to introduce themselves."

  Comment: Steve Coldani stood: "I am one of those and am open to questions at any time."

  Kevin Van Steenberge stood: "As am I. And, am also open to questions."

  Angelo Anagnos stood: "I am also one of those board members."

  (emphasis added).

- On April 24, 2003: the Company presents a draft letter to the Dissidents by which they fire Findley as their attorney and disavow his public statements which have caused embarrassment to the Company and the Bank and have prejudiced the institution in the eyes of the community and the shareholders. During a Board meeting, the Company requests that the Dissidents agree to this letter.

- On April 29, 2003, the Dissidents wrote to the Chairman of the Board of the Company and the Bank demanding the resignation of the President and CEO of the Company and the Bank as an officer and director, the freezing of all stock option grants and incentive compensation programs and that board fees be sliced in half.

- On May 21, 2003, the Dissidents (plus Raymond Coldani, father of one of the Dissidents) wrote to the Company stating that they jointly owned more than 5%

---

the controversy. The following text only summarizes some of the highlights set forth in more detail in the *Chronology of Events* and the documents attached thereto.

of the Company's outstanding shares[3] and demanding the Company's shareholders list, in preparation for sending a letter to the Company's shareholders. The Dissidents sent such a letter, dated June 23, 2003, alleging financial mismanagement of the Bank

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- In a July 8, 2003 letter to shareholders, the Company's Chairman of the Board and its President and CEO responded to the Dissidents' 6/27/03 letter by saying that:

> The [June 23 letter] is full of outright lies, half-truths, innuendo character assassination and deliberately misleading statements.
>
> ***
>
> We remain uncertain of the true motives of the three dissident directors and their backers. However, it is noteworthy that directors Anagnos, Coldani, and Van Steenberge were the only directors who recently refused to sign the Company's Code of Conduct. Our Code of Conduct was adopted in response to the Sarbanes-Oxley Act of 2002, which ensures ethical corporate governance of the financial operations of American companies, a pledge that all of the other directors made freely and enthusiastically.

- At a Board meeting on July 31, 2003, the Dissidents refuse to approve the Board's newly-adopted Code of Conduct Policy. All other directors have signed.

- At a meeting of the Company's board on July 31, 2003, the board, acting as sole shareholder of the Bank, removed the Dissidents from the board of the Bank. At that same board meeting, Director Coldani delivered a letter to the board demanding to inspect and copy books and records of the Company and the Bank.

- August 11, 2003, letters from Chairman of the Board of the Company to each of the three Dissidents formally notifying them their removal from the board of Bank of Lodi for cause and of the imposition of certain disciplinary measures for violation of fiduciary duties as directors of the Company. Letter also requests that the Dissidents resign from Board of the Company.

- On August 20, 2003, the dissidents respond to the request for their resignations and refuse to resign.

- October 14, 2003: Dissidents send letter to shareholders of the Company in which they refer to the elimination of the shareholder rights plan, the subject of

[3] See Exhibit C(8). To our knowledge, the Dissidents have not made a Williams Act filing reporting the formation of a group.

the Coldani proposal *(which at this point hadn't yet been submitted to the Company)*:

> We will be contacting the shareholders in the near term to talk about our plans for placing candidates in nomination for the Board of First Financial Bancorp as well as the elimination of the shareholders rights plan. The shareholders rights plan is not in the best interests of the shareholders of First Financial Bancorp.

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(emphasis added).

- On November 17, 2003, the Dissidents write to the Company's board objecting to board actions. On the same day, they again write to shareholders questioning bank performance and executive compensation and announcing their intention to conduct a proxy contest. Among other things, the letter to shareholders states:

> In California the electors recently recalled the Governor, maybe it's time that the shareholders, who are the constituents of First Financial Bancorp, stand up and recall this Board and Executive Management. We will be submitting a slate of capable directors who have the ability and inclination to create shareholder value instead of raiding the profits for the personal wealth of a select few. . . . You have the power with your vote to make a change. We saw a very powerful example of that in our state government. Please join with us to put a stop to what is clearly an unethical and arrogant attitude and practice on the part of the Board and Executive Management. (emphasis added).

- On November 20, 2003, the Company's counsel writes to the Dissidents, responding to their November 17, 2003 memo objecting to board actions and conduct of board meetings. Among other things, the letter states:

> Like your other communications about this subject, your memorandum is comprised of misstatements of fact and half truths. Therefore, to make sure that your falsehoods are corrected, I am responding to your memorandum.
>
> ***
>
> You have persisted in seeking out the press and making deliberately false statements to the press. Through your advisors, you have contacted other institutions to seek offers to acquire the Company.
>
> ***
>
> Your actions . . . have been examined and found to be in violation of your fiduciary duties by your fellow directors at its meeting held on July

31, 2003. You were present at that meeting when that report was delivered, debated and passed unanimously by the disinterested directors.

(emphasis added).

- ***On November 21, 2003, Dissident directors Coldani and Anagnos submit the shareholder proposals that are the subject of this submission. Proposal was hand-delivered to the Company by Dissident Kevin Van Steenberge on or about this date.***

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- On March 5, 2004, the Dissidents meet with a group of 130 shareholders to attempt to garner support for a proxy contest.

- ***On March 22, 2004, the Dissidents send letter to the Company nominating an alternative slate of directors for election at the 2004 annual meeting***

- On April 14, 2002, the Dissidents again meet with a group of shareholders to attempt to garner support for a proxy contest.

To say the least, the Dissidents' campaign against the Company and its management has become a *cause célebre* in the news media. Numerous articles (discussed in the *Chronology of Events* and its attachments) have appeared in the local press reporting on this quarrel, several of which quote the Dissidents or their attorney Findley. Headlines such as "Bank of Lodi's Managers Facing Shareholder Revolt," "Bank Battle Becoming Bitter," "Directors' Letter Blasts Own Bank," (referencing the Dissident's June 23, 2003 to shareholders), "Bank of Lodi Disaffected Directors Trade New Salvos," "Bank Brouhaha" and "'Recall' Bank of Lodi Chiefs, Dissidents Say" have appeared time after time. The stories below those headlines have had a profoundly negative impact on the perception of the Bank and the Company in the communities in which they operate, as well as on the morale of the Bank's employees.

The dispute between the Dissidents and the Company is currently ongoing--no resolution is in sight. As the Dissident's own attorney, Findley, rather colorfully described his clients in one article:

"My guys are bulldogs on a pork chop right now," said the dissident's attorney, Findley.

"They are not going to let go."[4]

(emphasis added)

[4] See full article behind Exhibit C(35).

I. The Proposals are Excludable Because the Dissidents Have Violated the "One Proposal" Limit of Rule 14a-8(c)

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Rule 14a-8(c) provides that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

In Release 34-12999 (11/22/76), amending Rule 14a-8 in certain respects, the Commission warned that exceeding the one proposal limit through the use of straw men was a abuse of the proxy process and would not be tolerated:

> The Commission, however, has noted that in recent years several proponents have exceeded the bounds of reasonableness either by submitting excessive numbers of proposals to issuers or by submitting proposals that are extreme in their length. Such practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents. Accordingly, the Commission has added a new subparagraph (a)(4) to the rule limiting a proponent to a maximum of two [subsequently changed by the Commission to one] proposals of not more than 300 words each to an issuer. These limitations will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants).
>
> In connection with the above, the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of request by the affected managements for a "no-action" letter concerning the omission from their proxy materials of the proposals at issue. (footnote omitted).

In numerous instances, the Commission has demonstrated that it will protect the proxy process from such abuses. See, e.g., Dominion Resources, Inc. (February 24, 1993) (no-action position taken where three proposals were submitted by three nominal proponents coordinated by a single proponent held excludable on this basis); Weyerhaeuser Company (12/20/95)(proposals submitted "on behalf of, under the control of, or alter ego of the Committee for Asserting Unalienable Rights" held excludable); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken where several proposals were "master minded" by a single proponent held excludable on this basis); Pacific Enterprises (2/12/96) (proposal submitted by several union members at the behest of the union itself held excludable on this basis); Jefferson-Pilot Corporation (3/12/92) (proposals submitted by a shareholder and a corporation controlled by the shareholder and her family held

excludable on this basis); Int'l Business Machines Corp 1/26/98) (several suspiciously similar proposals held excludable due to violation of the one-proposal limit); Drexler Technology Corporation (7/14/99)(several proposals submitted through relatives and neighbors represented by the same attorney and submitted where surrounding circumstances suggested collusion held excludable).

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Under the Commission's rules, the presence of influence, not control, domination, or the ability to rule proponents, is a prerequisite to omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. See, e.g., Stone & Webster (March 3, 1995) (several proposals omitted because nominal proponents were acting on behalf of, under the control of, or as the alter ego of Ram Trust Services Inc. using the same counsel); Banc One Corp. (February 2, 1993) (no-action position taken with respect to omission of proposals submitted by nominal proponents who were recruited, but not controlled, by a single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken with respect to proposals apparently orchestrated by a single proponent); BankAmerica Corp. (February 8, 1996) (no-action position taken no-action position taken with respect to proposals orchestrated by proponent with long-standing dispute with issuer). As stated in Stone & Webster, Inc. (March 3, 1995), there are numerous instances in which the Commission Staff has expressed a no-action position based, not on the existence of "control," but on a finding that there was evidence that proponents acted in a coordinated, arranged, masterminded or other fashion so as to constitute "acting in concert" within the meaning of the one-proposal limitation.

Regulation 13-DG governs the disclosure required under Section 13(d) of the Exchange Act, and requires the filing of Schedules 13D or 13G by parties who beneficially own over 5% of a company's registered equity securities. Rule 13d-5 of the Regulation provides that any group of shareholders who agree together to acquire, hold, vote or dispose of stock have beneficial ownership of the stock held by each other and must file if their joint ownership exceeds 5%. The Dissidents constitute a group under Rule 13d-5.[5]

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[5] See SEC v. Savoy Industries, Inc., 587 F.2d 1149 (D.C.Cir.) cert den. 440 U.S. 913 (1979): (". . . [A] combination is the key to a finding of a section 13(d)(3) group. . . . Any arrangements may be formal or informal. (citations omitted). . . . [W]hatever meeting of the minds, understanding, or arrangement that may exist need not be written. It is possible, indeed commonplace, for two or more to take concerted action informally."); GAF v. Milstein, 453 F.2d 709 (2nd Cir.) cert. den. 406 U.S. 910 (1972) (shareholders who were family members and who were rebuffed in their effort to seek management and board positions thereafter undertook concerted action to disparage management and depress the stock price in order to facilitate acquisition of additional shares. The court found that the shareholders concerted action constituted the formation of group: ("The alleged conspiracy on the part of the Milsteins is one clearly intended to be encompassed within the reach of section 13(d). We have before us four shareholders who together own 10.25% of an outstanding class of securities and allegedly agreed to pool their holdings to effect a takeover of GAF. This certainly posed as great a threat to the stability of the corporate structure as the individual shareholder who buys 10.25% of the equity security in one transaction. A shift in the loci of corporate power and influence is hardly dependent on an actual transfer of legal title to shares, and the statute and history are clear on this.") (footnotes omitted); Portsmouth Square, Inc.

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From the above summary of events, and the more detailed recitation in the attached *Chronology of Events*, it is beyond question that the Dissidents have conspired together to take concerted action against the Company. There are numerous memos and letters which are either signed by the Dissidents[6] or by their attorney in which the attorney admits that he is their representative.[7] A number of press articles either quote the Dissidents referring to each other or quote their attorney in contexts in which it is clear that they are acting in concert. Although Anagnos and Coldani are the nominal "proponents," it is clear that these proposals were submitted by the Dissidents as a group. These so-called shareholder proposals are nothing more than another tactic being used by the Dissident group in their ongoing crusade, and the staff should recognize them for what they are. If there could be any doubt of this conclusion, it is completely dispelled by this salient fact--**both the Coldani and Anagnos proposals were simultaneously hand-delivered to the Company by Dissident Van Steenberge**.

The Proposals Repeat the Same Issues That Underlie the Dissidents' Dispute with the Company

Further, it can hardly be a coincidence that the subject matter of the proposals embodies the executive compensation and business combination issues that are at the very heart of the dispute, as demonstrated below.

The Anagnos' Proposals points regarding limitations on bank owned life insurance, stock options, executive compensation, and independent third party review of compensation policies all have previously been raised in the Dissident's various memoranda and correspondence.[8]

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v. Shareholders Protective Committee, 770 F.2d 866 (9th Cir. 1985) ("Rule 13d-5(b)(1) provides that persons who "agree to act together for the purpose of acquiring, holding, voting, or disposing of" securities shall be deemed to have acquired beneficial ownership,' as of the date of their agreement, of all securities owned by each of them. A beneficial owner of a security is one who has either the power to vote the security, or the power to invest it or dispose of it. 17 C.F.R. § 240.13d-3. It follows that Rule 13d-5(b)(1) applies to shareholders who have agreed to combine their voting power or investment power in pursuit of common goals. The courts and the SEC have recognized that shareholders can accumulate corporate shares without actually purchasing them. Rule 13d-5(b)(1) applies section 13(d) to groups of shareholders who have 'accumulated shares only in the sense that they have agreed to combine their existing shares in an concerted effort to influence the corporation.").

[6] See Exhibits C(6, (8), (9) and (11).

[7] See Exhibits C(9), (18), (30) and (34).

[8] See Exhibits C(2), (11), (18), (25), (26), (27) and (51) (bank owned life insurance); Exhibits C(11), (26), (36), (38), (39), and (49) (stock options); Exhibits C(11), (18), (26), (36), and (39) (compensation); and Exhibits C(2), (11), (18), (25), (26), (36), (39), and (53) (independent review of compensation).

The Coldani proposal requests redemption of the Company's shareholder rights plan, which was put in place in 2001 to help protect the interests of the Company's shareholders in the event of a hostile acquisition. The question of whether the Company should remain independent or engage in a business combination is also at the heart of the dispute.[9]

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In fact, in some of their correspondence with shareholders the Dissidents encourage the shareholders to vote in favor of the two proposals, and indicate the substance of the proposals. For example, in their March 3, 2004 PowerPoint presentation materials apparently used at their "Town Hall" meeting for shareholders held on that date, they state as follows:

> What Can Shareholders Do?
>
> ***
>
> - <u>Vote to Have Compensation Review Completed and Reported to Shareholders</u>
>
> - <u>Vote to Eliminate Shareholder Rights Plan</u>
>
> What is the Plan (cont.)
>
> ***
>
> <u>Conduct Independent Third Party Review of All Compensation Programs and Reduce/Eliminate All Non Basic Compensation to Executive Management and Board</u>
>
> ***
>
> - <u>Reduce Bank Owned Life Insurance and Accurately Reflect the Liability</u>
>
> - <u>Eliminate Shareholder Rights Plan</u>

(See Exhibit C(53)).

Also, in their March 15, 2004 letter to shareholders, the Dissidents state as follows:

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[9] See Exhibits C(9), (11), (25), (26), (34), (59), (53), and (57).

> We want to thank the shareholders who attended the Town Hall meeting on Wednesday, March 3, 2004. Over 130 shareholders were in attendance to talk about First Financial Bancorp and Bank of Lodi, N.A.
>
> ***
>
> At the Town Hall meeting we also emphasized, "What can shareholders do?"
>
> ***
>
> - Vote to have total compensation review completed and reported to shareholders
>
> - Vote to eliminate shareholder rights plans
>
> ***
>
> We are placing in nomination for directorship ten individuals who have the best interest of shareholders as well as our customers in mind. These ten individuals are shareholders or banking experts. We will be sending a letter out in the near term to inform you of these individuals and their backgrounds. . . .

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By their own admission the shareholder proposals are nothing more than part of the Dissidents' ongoing campaign.

The facts here are strangely similar to those in TPI Enterprises, Inc. (7/15/87). There, a group of related nominal proponents, represented by the same law firm, submitted nine proposals which were strikingly similar to issues raised in pending litigation brought against the issuer by one of the proponents. The staff upheld omission of the proposals on the basis of violation of the one-proposal limit.

The Dissidents are not so much interested in good corporate governance as in effecting a change in control of the Company. They have already announced their intention to wage a proxy contest for the election of an alternate slate of directors of the Company at the next annual meeting, and they recently submitted to the Company their alternative slate of directors whom they intend to nominate at that meeting. These "proposals" are simply another in a long line of attacks by the Dissidents on the Company in an attempt to further their own interests instead of those of the Company to which they owe fiduciary duties as directors. If the Dissidents wish to submit shareholder proposals, they should do so in their own proxy materials which they will need to prepare in order to wage their proxy contest, rather than burdening the Company's proxy materials. The staff has seen through similar attempts by other shareholders in the past. For example, in Drexler

Technology Corporation (7/14/99) a shareholder whose suggestions regarding bringing more press and investor attention to the issuer's stock were rejected by management. The shareholder then responded by submitting several shareholder proposals through relatives and neighbors under circumstances indicating collusion. The company's request letter stated that the proponent:

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> . . . started out by suggesting a variety of techniques by which Drexler could bring more press and investor attention to its stock. Finding that Drexler would not agree to implement his suggestions, he then attempted to achieve the same result by submitting to Drexler proposals for consideration at the Annual Meeting (including his original suggestion that an investor relations firm be hired) which, when publicly announced by Drexler, would have the inevitable result of drawing the same investor attention that has been his goal all along. When he was told that under the Commissions Rules he would not be allowed to sponsor more than one of these proposals, he attempted to circumvent the Rule by using friends and family members as the ostensible proponents, assisting them not only by orchestrating the substance, text, and timing of their submissions but also (apparently) by providing them with the very submittal letters and Proposals they signed and sent on to Drexler on his behalf.

In Jefferson-Pilot Corporation (3/12/92), the company was confronted with two proposals, one by an individual shareholder and one submitted by a corporation 100% owned by her family members. The company said it intended to exclude the proposals because:

> . . . Mrs. Parsons [the individual proponent] and RPC [the family corporation], by virtue of family and other relationships and the concerted nature of their activities as members of the Jefferson-Pilot Shareholders Committee (the "Committee") are in reality a single proponent who has submitted more than one proposal. . . .

The company highlighted specifically the following factors, all of which are present in the instant case:

> The Committee, of which Mrs. Parsons is Chairman, and its members have made it clear in their 14B filings and subsequent press releases that they <u>intend to wage a proxy contest in respect of this year's upcoming election of directors</u>. The Committee is not so interested in specific corporate governance proposals as it is in effecting a change of control.
>
> ***
>
> The <u>fees and expenses incurred by the Committee</u> before July 24, 1991 ($500,000) <u>were paid by Mrs. Parsons</u>, Chairman of the Committee. <u>RPC is primarily responsible</u> for all fees and expenses incurred by the Committee after July 24, 1991, including the fees and expenses of <u>the Firemark Group, which was</u>

> retained to provide advisory and other services to RPO and the Committee in connection with sponsoring director nominees for election at the 1992 Meeting.
>
> The [Committee's] Statement of Purpose details the Committee's common objectives: "[they] are presently evaluating a number of possible alternatives . . . including, among others, (i) sponsoring certain corporate governance proposals, (ii) suggesting nominees for election as Directors and (ii) soliciting proxies in support of the election of Directors sponsored by the Committee members.
>
> (emphasis added).

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The staff held all of the proposals excludable for violation of the one-proposal limit, noting especially that:

> In reaching a position, we further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having persons they control submit a proposals [sic]. See Securities Exchange Act Release No. 12999 (November 22, 1976). Based on the facts, your representations, and particularly noting the expense provisions made by the respective Proponents as well as the singular composition of the "Jefferson-Pilot Shareholders Committee," there appears to be some basis for your review that their submission violates the one-proposal limitation (emphasis added).

As in Jefferson-Pilot, the three Dissidents have admitted:

- hiring Findley at their own expense as their attorney and representative to advise them in their campaign (see Exhibit C(11)).
- that their intent is to wage a proxy contest against the Company (see Exhibits C(33), (35), (36), (39), (44), (47), (53), (57) and (59)); and
- that they are personally absorbing the expenses of their campaign. (see Exhibits C(11) and (44))

The fact that these shareholder proposals arrived right in the middle of this ongoing campaign is no accident but simply a part of the Dissidents' plan. As in the Jefferson-Pilot letter,

> All of the members of the [Dissident group] have acted in concert. . . . It is impossible to separate any one member of the Committee from the Committee as a whole because their public positions justify treating them as a unified entity seeking to change control of the Company.

The staff should treat these proposals as it did the ones in Jefferson-Pilot and for the exact same reasons.

The Proposals Are Physically Identical

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The similarity in form of the two proposals could not be more obvious (see Exhibit A). Visual comparison clearly demonstrates that they were prepared by the same word processor or typewriter:

- they use the same type font;
- they're dated the same day, November 21, 2003;
- the date on each is centered;
- the inside address appears exactly the same in each, including the placement of the Company's CEO's title on the same line as his name;
- each proposal begins with the exact same lead-in paragraphs:

Anagnos Proposal	Coldani Proposal
"Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Angelo Anagnos, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders. *The proposal to be presented to the*	*"Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Steven Coldani, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 Proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders.* *The proposal to be presented to the*

2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:"	*2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:"*

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- each proposal and supporting statement is *italicized*;
- the margins in each are left justified; and
- the paragraphs are not indented.

Such similarities have been cited before by companies to expose the common origin of proposals (see Int'l Business Machines Corp 1/26/98) (several suspiciously similar proposals held excludable due to violation of the one-proposal limit); Drexler Technology Corporation (7/14/99)(several proposals submitted through relatives and neighbors represented by the same attorney and submitted where surrounding circumstances suggested collusion held excludable).

The nominal proponents were given an opportunity to withdraw one of the proposals, but they both refused (see Exhibit B).

Therefore, the Dissidents should be treated as one proponent and the proposals excluded because they violate the "One Proposal" Limit of Rule 14a-8(c).

II. The Proposals are Excludable Because They Relate to the Redress of a Personal Claim or Grievance Against the Company and its Executive Officers, and Are Designed to Result in a Benefit to, or to Further a Personal Interest, Which Is Not Shared by the Other Shareholders at Large, in Violation Of Rule 14a-8(I)(4)

Rule 14a-8(i)(4) allows a company to exclude a proposal "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large. . . ." As the Commission stated in Release 34-19135 (10/14/82):

> Rule 14a-8 is . . . not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. Thus, Rule 14a-8(c)(4) specifically permits the omission of proposals that relate to the enforcement of personal claim or the redress of a personal grievance.

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See US West, Inc. (2/22/99)(proposal to censure the company's board due to proponent's dissatisfaction with transfer agent held excludable on personal claim or grievance basis); BankAmerica Corp. (1/22/98)(proposal to tie increases in director compensation to rate of increases in dividends submitted by shareholder with longstanding dispute with company held excludable on personal claim or grievance basis); US West, Inc. (12/2/98)(proposal to advise management of shareholder dissatisfaction with payments of cash in lieu of fractional shares held excludable on personal claim or grievance basis); Crown Central Petroleum Corporation (3/4/99)(proposal requesting study of relationship between company and one of the company's officers held excludable on personal claim or grievance basis where there was longstanding battle between union of which proponent was a member and proponent involved in ongoing litigation with company, held excludable on personal claim or grievance basis).

The Proponents are Aggrieved Due to Their Dissatisfaction with the Performance of the Company and its Management and with Director and Executive Compensation

As is evident from the attached *Chronology of Events* and the above discussion, the Dissidents are engaged in an ongoing crusade to drive out the Company's current management. They have singled out the three most senior officers to bear the brunt of their attack.[10] They have vowed to stop at nothing until their goal is achieved. As noted above, the subject matter of the proposals are at the very heart of the struggle. It would be foolish to conclude that the proposals were somehow conceived of independently from the battle which the Dissidents have been waging. Indeed, they simply constitute additional overt acts in their continuing conspiracy to harass the Company.

This matter is factually similar to Computer Network Corporation (6/16/83). There, two proponents submitted three proposals, including The staff upheld exclusion of three proposals, relating to an amendment of the Company's by-laws to eliminate a classified board, to change the manner in which certain shares issued by the Company in connection with an acquisition and held in a voting trust are to be voted by the company's board, and a request that the Board to engage independent counsel to conduct an investigation of certain compensation agreements.

The staff noted that the three proponents had admitted in their 13D filings with the Commission the formation of a group and their intent to seek control of through a proxy contest. The three proponents has also filed litigation against the company accusing the

---

[10] See letter from Dissidents to Bank employees dated July 16, 2003 (Exhibit 20):

> In communications to shareholders, we have expressed our concern as to action of the Board and Management. We wanted to express to the employees as well as middle level managers that we did not mean all Management but rather the Executive Management comprised of <u>the three top individuals.</u> (emphasis added).

directors and certain officers of breach of fiduciary duties by causing the Company: to enter into certain compensation agreements with key employees; to amend the by-laws to provide for staggered terms for directors; and to acquire a certain business for cash and stock and to place such stock in a voting trust. The three proponents admitted in their Schedule 13D their intention to propose a rival slate of candidates for election at the next stockholders meeting. The staff held the proposals excludable both on personal grievance and election grounds:

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> After consideration of the information contained in your letter and the material attached as exhibits thereto, this Division believes that there may be some basis for your view that the Proponents are using the proposals as one of the many tactics designed to enforce a personal claim or redress a personal grievance against the Company and its management. In addition, there appears to be some basis for your view that the proposals may be omitted under Rule 14a-8(c)(8), since it appears that the proposals relate to the election of the Company's Board of Directors. In this regard, it should be noted that the Commission adopted Rule 14a-8(c)(8) because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters. Under the circumstances, this Division will not recommend any enforcement action to the Commission if management omits these proposals from the Company's proxy material.

The Proposals Are Excludable on Grievance Grounds Even If the Staff Concludes it Does Not Reflect the Proponents' Grievance on Its Face

As we argue above under Point I, the text of these proposals keenly reflects the specific claims or grievances that the proponents have against the Company and are excludable under Rule 14a-8(i)(4) on their face. But even if the staff deems the proposals to be stated in more general terms which on their face might seem to be beneficial to the Company's shareholders as a whole, we still believe that they were motivated by the undeniable dispute between the Dissidents and the Company and are nevertheless excludable. As the Commission stated in Release 34-19135 (10/14/82):

> . . . a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4), if <u>it is clear from the facts presented by the issuer</u> that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest. (emphasis added).

In the language of 34-19135, we believe that "it is clear from the facts presented [here]...that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."

The staff has previously allowed a proposal to be excluded which does not on its face evidence a personal claim or grievance, but appears from the surrounding circumstances to be part of a campaign designed to redress an existing personal grievance, some of which are cited above. See also Texaco, Inc. (March 18, 1993) (a proposal regarding limits on executive and consultant compensation); Station Casinos, Inc. (October 15, 1997), Baroid Corporation (February 8, 1993).

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The Proponents are Also Aggrieved Due to Having Been Discharged as Directors of the Bank

In addition, the Dissidents are undoubtedly still smarting from the Company's recent decision to discharge them from their posts as directors of the Bank, an action that received significant press coverage in the community in which the Dissidents live. (See, e.g., Exhibits C(5), (21) and (22)). a grievance sufficient on its own to prompt the submission of a shareholder proposals, as the staff has experienced numerous times over the years. The Board's demand that the Dissidents resign as directors of the Company (See, e.g., Exhibits C(17) and (32)), which has received similar press coverage, must have caused similar consternation among the Dissident group.

A proponent's resentment arising from an adverse employment decision has been found by the staff many times to support exclusion of a proposal on the grounds of personal claim or grievance. The facts here are similar to those in Southeastern Michigan Gas Enterprises, Inc. (1/16/96). There, the proponent was a former officer and general counsel of the company who alleged he was forced to resign. The proponent sued the company for breach of employment contract, unpaid compensation and other charges, and during the pendency of the litigation, submitted a shareholder proposal. As with the Anagnos proposal, the proponent requested a review and report regarding the propriety of certain compensatory arrangements for senior executives. The staff upheld exclusion on the basis of personal claim or grievance.

In Sigma-Aldrich Corporation (3/4/94), the staff upheld exclusion of a proposal recommending limitations on CEO compensation and company severance agreements, due to the proponent's personal grievances which arose from his having been fired as chairman emeritus and consultant, and not renominated as a director. The proponent's reaction was quite similar to that of the Dissidents. According to the company's letter, the proponent distributed letters to a large number of publications and scientists, including customers of the company, criticizing the company's decisions with a view to pressuring the company to reverse its decisions. He also gave statements and interviews to a number of publications, seeking to redress a perceived wrong by attempting to embarrass the company. The company pointed out that the proponent's various letters and statements in interviews "clearly demonstrate that the Proponent holds a grudge against management and, in particular, the Chief Executive Officer of the Company. The Proposals stem directly from his personal grievance against the Chief Executive Officer and the Company."

In Pfizer, Inc. (1/31/95), the staff upheld exclusion of a proposal relating to disclosure of executive compensation due to the proponent's personal grievances against the company. The proponent, unhappy with the circumstances surrounding his retirement from Pfizer, submitted his proposal while his age-discrimination complaint against the company was still pending. In its no-action letter, the staff pointed out that the grievance related to termination of employment, was of longstanding duration and that the proposal was excluded even though it did not on its face reflect the grievance:

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> There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under rule 14a-8(c)(4) insofar as the proposal was submitted in furtherance of the proponent's position in a grievance against the Company involving the termination of his employment. In arriving at this position, the staff has particularly noted that the proposal, while drafted to address other considerations, appears to involve one in a series of steps relating to the longstanding grievance against the Company by the proponent. Under these circumstances, the Division will [not] recommend enforcement action to the Commission if the Company omits the proposal from its proxy material.

In Pyramid Technology Corporation (12/4/92), the proponent, a terminated sales executive, proposed that Pyramid adopt a policy against entering into any agreements with officers or directors which provided for compensation contingent upon a change in control, unless ratified by shareholder vote. Before submitting his proposal, the proponent had made numerous written allegations against Pyramid and threatened legal recourse against Pyramid for his alleged wrongful termination. In taking the position that Pyramid could omit the proposal from its proxy material pursuant to Rule 14a-8(c)(4), the staff noted that the "proposal, while drafted to address other considerations, appears to involve one in a series of steps relating to the longstanding grievance against the Company by the proponent."

In AmVestors Financial Corporation (3/31/92), the proponent submitted a proposal requesting that the company's board of directors seek potential buyers for a sale or merger. The facts are dramatically similar to the instant case. The AmVestors proponent, who held 3.4% of the outstanding shares of common stock and was one of the largest individual shareholders, had been terminated as an employee and chairman emeritus and removed from the boards of directors of the company's three subsidiaries, after an investigation found that he:

- had engaged in divisive conduct in an effort to undermine the management of the Company and to undercut the effectiveness of its management;
- failed to perform his duties with the utmost good faith, loyalty, and fidelity to the Company, its officers and directors;
- used his position in a threatening and coercive manner to intimidate other employees of the Company;

- used his time inefficiently and ineffectively by directing his efforts to matters outside the scope of his duties and responsibilities assigned him by the Board of Directors;

- prepared and circulated memoranda to officers or directors during the (approximately) last twelve months which ". . . taken as a whole,. . . are disruptive, divisive and in many cases self-serving and not in the best interest of shareholders and policyholders";

- failed to promote the policies established by the Board of Directors in a cooperative and positive manner;

- interested [interfered] with the duties and responsibilities delegated to other management officials by the Board of Directors;

- used his position and stature with the Company to achieve his own self interests, disregarding the goals and objectives of the Company's Board of Directors; and

- disclosed confidential information to other persons.

The proponent commenced litigation against the Company and its subsidiaries in federal and state court in an attempt to redress his personal grievances. He also submitted a written request to the company demanding to inspect its records. The proponent employed counsel to advise him how to conduct a proxy contest for election of directors.

The staff's response noted the statements in the company's request letter that:

> . . . [T]he proposal was submitted as part of the continued efforts by the Proponent to pursue his claims against the Company and against its management. This Division will not recommend enforcement action to the Commission if the proposal is excluded for the Company's proxy materials.

There are numerous other examples where the staff has upheld exclusion of proposals submitted after termination of employment, on the basis of personal grievance. See IBM (11/22/95) (employee terminated for substandard performance submitted proposal to mandate that the former Chairman and CEO of the company re reduced to $1.00 per year in pension payments held excludable on grievance grounds); The Southern Company (1/21/03)(laid-off employee who sent the company more than 40 letters, faxes, electronic mail messages, requests and other communications and submitted proposal that would require the company to form a shareholder committee to investigate complaints against management held excludable on grievance grounds); Morgan Stanley (1/14/04)(employee terminated for misconduct who submitted proposal regarding adoption of a new personnel policy held excludable on grievance grounds); Merck & Co., Inc. (1/22/03)(terminated Ph.D. scientist submitted proposal that company provide certain

information to shareholders, appoint council to review disputes regarding filling research and development positions, and review corrective measures in cases of incompetence and professional misconduct held excludable on grievance grounds); Phillips Petroleum Company (terminated employee engaged in longstanding campaign of harassment of company followed by submission of proposal to make permanent the company's midyear shareholders report held excludable on grievance grounds); Texaco, Inc. (service station owner whose gasoline lease with Texaco was terminated for low volume submitted proposal on limiting executive compensation, held excludable on grievance grounds).

As noted above, if there could be any doubt of the fact that the proposals were prompted by the Dissidents' joint grievance against the Company, it is completely dispelled by this salient fact--**both the Coldani and Anagnos proposals were simultaneously hand-delivered to the Company by Dissident Van Steenberge**.

Therefore, the Anagnos proposal and the Coldani proposal violate Rule 14a-8(i)(4) and should be excluded.

III. The Proposals Relate to an Election and Are Excludable Under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a proposal is excludable "if the proposal relates to an election for membership on the company's board of directors. . . ."

The Dissidents' scheme involves effecting a change in control of the Company. In numerous of the Dissidents' communications and public statements, including statements made on their website Exhibit E), they acknowledge that their intent is to propose an alternative slate of candidates, including themselves, for election to the Company's board at the next annual meeting and in their letter of March 22, 2004 they did propose their alternative slate. In document after document, the Dissidents slam the Company's existing board and management, alleging mismanagement of the Company and improper and excessive director and executive officer compensation. These recurrent themes are platforms in their campaign to gain seats on the Company's board. The Anagnos Proposal and the Coldani Proposals are simply an attempt by the Dissidents to "condition the market" by increasing their visibility among the shareholders and providing yet another avenue for them to bring their message to the shareholders. The Dissidents' website and other materials circulated to shareholders, not to mention the press they have generated, are simply steps in their quest to install themselves and their cohorts as directors of the Company. The staff should see through this ploy and prevent it from going forward. See Citigroup Inc. (2/24/00)(proposal to hire a proxy advisory firm to be chosen by shareholder vote to give proxy voting advice to shareholders held excludable on 14a-8(c)(8) grounds, where proposal stated "many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow management's recommendations" and company's request letter stated "Undoubtedly, from time to time the advice will include a recommendation to vote against one or more of management's candidates").

As noted above under Point II, in Computer Network Corporation (6/16/83), the staff allowed several proposals to be excluded where the two proponents had publicized their intention to wage a proxy contest and subsequently submitted three shareholder proposals. The staff held the proposals excludable both on personal grievance and election grounds, noting:

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> After consideration of the information contained in your letter and the material attached as exhibits thereto, this Division believes that there may be some basis for your view that the Proponents are using the proposals as one of the many tactics designed to enforce a personal claim or redress a personal grievance against the Company and its management. In addition, there appears to be some basis for your view that the proposals may be omitted under Rule 14a-8(c)(8), since it appears that the proposals relate to the election of the Company's Board of Directors. In this regard, it should be noted that the Commission adopted Rule 14a-8(c)(8) because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters. Under the circumstances, this Division will not recommend any enforcement action to the Commission if management omits these proposals from the Company's proxy material.

As the Commission stated in Release 34-12598 (7/7/76) (cited by the staff in Computer Network):

> . . . with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto.

See also In the Matter of Union Electric Co. (Public Utility Holding Company Act Release No. 13962 (3/26/59) (proposal requesting shareholders declare directors disqualified from office held excludable: "The submission of this proposal of necessity would constitute an attempt to dissuade stockholders from voting in favor of management's nominees. Accordingly, we find that the proposal involves elections to office, that Rule 14a-8 therefore does not apply to the proposal and that management may omit it from its proxy material.")

Therefore, the Anagnos proposal and the Coldani proposal violate Rule 14a-8(i)(8) and should be excluded.

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IV. The Proposals Are Excludable Because They Are False and Misleading and Therefore Violate Rule 14a-8(i)(3) and Rule 14a-9

Under Rule 14a-8(i)(3), a proposal is excludable if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. On numerous occasions, the staff has supported exclusion on this basis. See FirstEnergy Corp (2/18/04); Dean Foods Company (2/25/04); Safescript Pharmacies, Inc. (2/27/04); Avista Corporation (2/19/04).

The Anagnos Proposal and the Coldani proposals are excludable under Rule 14a-8(i)(3) and Rule 14a-9 because they contains several provisions which are false or misleading or which impugn the integrity of the Company's management, and other provisions which are vague and ambiguous.

Rule 14a-9 states in part that:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

Anagnos Proposal

False and Misleading

The notes to Rule 14a-9 state that:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation would violate the rule.

There are several provisions in the proposal's supporting statement that violate Rule 14a-9. The statement that "The Company's liberal director and executive compensation have significantly reduced shareholder returns in recent years" is made completely without foundation or support. There is no indication of what is meant by "liberal" compensation or any support for the characterization of the Company's executive compensation as "liberal." Nor is there any proof provided as to the assertion that this supposedly "liberal" compensation "significantly reduced shareholder returns." Further, the implication is that the Company's directors, who establish compensation for directors and executive

management, have failed in their duties, an implication which impugns their integrity. The staff has upheld exclusion on this basis in the past. See Visteon Corporation (2/19/04); Alaska Air Group, Inc. (3/1/04).

The supporting statement says that:

> The Company's Proxy Statement for 2003 failed to include the SEC required Board Compensation Committee Report on Executive Compensation and the Stock Performance Graph. Could the reason for the omissions be that management of the Company does not want shareholders to see their compensation as compared to the Company's stock performance?

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This statement, too, is also false and misleading and impugns the integrity of the Company and its management. The Company prepared its proxy statement for 2003 as a small business issuer. Under Item 404 of Regulation S-B, there is no requirement for a small business issuer to include a compensation committee report or a performance graph in its proxy statement. The Company fulfilled the definition of small business issuer in 34 Act Rule 12b-2 because it had revenue of less than $25,000,000, both for the fiscal year ended December 31, 2002 (total revenues of $18,380,000) and 2001 ($17,686,000). Therefore, there was no need for such disclosure in the 2003 proxy statement. To state or even suggest otherwise simply twists the facts and the law in an attempt to mislead shareholders into believing that the Company and its management have something to hide and have acted illegally. The staff should not permit the shareholders to be so misled.

The supporting statement also says that:

> While executives have become rich, shareholders have suffered mediocre returns over the past several years.

This proponent offers no basis whatsoever for this scurrilous personal accusation against the Company's executives. The only purpose of such an allegation is to continue the Dissident's ongoing efforts to embarrass the Company's executives, assassinate their character and impugn their integrity.

The supporting statement also says that:

> At least the shareholders should be fully informed as to amount of the entire compensation and benefits paid to the executive management and the directors.

This statement is plainly false. The Company's proxy statements contain the information that the SEC has set forth in Schedule 14A as information which shareholders should be given in the annual meeting proxy statement. That disclosure included a summary compensation table, stock option grant table, option exercise table, a description of employment agreements of named executive officers, a description of director compensation, equity compensation plan disclosure and other information regarding "the

entire compensation and benefits paid to the executive management and the directors," in the language of the proposal, all in compliance with SEC rules. In addition, the Company's 10-K includes as exhibits the management contracts or compensatory plans or arrangements that Item 601 of Regulation S-B require be filed.

Again, we have a statement which nonchalantly twists both the facts and the law in an attempt to mislead shareholders into believing that the Company and its management have something to hide and have engaged in illegality. Such attempts should be halted in their tracks.

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In short, the entire supporting statement is shot through with inaccuracies, false and misleading statements, baseless accusations and character assassination and is essentially beyond salvation. As the staff said in Staff Legal Bulletin 14:

> . . . when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

The entire supporting statement should be omitted on this basis, as well as the proposal itself. See FirstEnergy Corp (2/18/04); Dean Foods Company (2/25/04); Safescript Pharmacies, Inc. (2/27/04); Avista Corporation (2/19/04).

Vague and Ambiguous

The first paragraph of the proposal directs that "the Board conduct a comprehensive compensation of executive management. . . ." Although presumably the proponent meant for the Board to conduct a "review" or "study," shareholders voting on the proposal would have to guess that this is the intent.

Further, the paragraph directs the board to omit "proprietary information." It is unclear what the proposal means by "proprietary information." Any information regarding the Company's compensation of its management and board of directors is in some sense "proprietary." It is unclear what information would be omitted unless the entire amount of information that would be needed to prepare the report itself.

The staff has held that proposals which contain vague statements will be confusing to shareholders and should be omitted. Safescript Pharmacies, Inc. (2/27/04); Avista Corporation (2/19/04).

Bingham McCutchen LLP
bingham.com

Coldani Proposal

The Coldani proposal also makes certain statements that are "false or misleading with respect to any material fact, or which omit . . . to state any material fact necessary in order to make the statements" within the language of Rule 14a-9.

The proposal states that the Company's shareholder rights plan was adopted "without shareholder approval," leaving the inaccurate suggestion in the shareholder's mind that shareholder approval was required. No such approval was required under the California Corporations Code. The shareholder is left with the impression that management did something improper by proceeding without shareholder vote.

Further, the proposal states that a shareholder rights plan "can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders" without citing any support for this factual statement.

In addition, the proponent includes a quotation to a book without citing the exact location in the book where the quote may be found.

Finally, the proponent omits to state a material fact. He notes that "the Company's Board of Directors" adopted the plan but he fails to note that he, as a member of the Board when the plan was adopted at the May 31, 2001 board meeting, voted in favor of adoption of the plan. *In fact, so did Anagnos and Van Steenberge.* He fails to indicate to shareholders why he has had a reversal of opinion as to the efficacy of the plan. The shareholders deserve to know why Coldani voted for the proposal if he did not believe it to be in their best interests; or, if he has had a chance of heart since voting for the proposal, the shareholders deserve to know what prompted him to change his mind.

Therefore, both the Anagnos proposal and the Coldani proposal violate Rule 14a-8(i)(3) and 14a-9 and should both be excluded.

V. The Anagnos Proposal is Excludable Because It Constitutes an Improper Mandate to the Company's Board of Directors and Is Improper Under the Laws of the State of California and Therefore Violates Rule 14a-8(i)(1)

The undersigned is admitted to practice law in the State of California. The Company is incorporated under the laws of the state of California.

Section 300(a) of the California General Corporation Law (the "CGCL"), provides that:

> 300. (a) Subject to the provisions of this division and any limitations in the articles relating to action required to be approved by the shareholders (Section

> 153) or by the outstanding shares (Section 152), or by a less than majority vote of a class or series of preferred shares (Section 402.5), the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board. The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board.

Bingham McCutchen LLP
bingham.com

As noted by the SEC in Release No. 34-12999 (11/22/76):

> . . . [I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statue.

The Anagnos proposal involves a matter that is reserved under the CGCL for the board of directors of the Company unless otherwise stated in the CGCL or in the Articles of Incorporation of a corporation. There is no provision of California law which would place the matters which are the subject of the proposal in the hands of the shareholders. The Company's Articles of Incorporation do not delegate any of the matters covered by Anagnos proposal to the shareholders. The proposals is an unlawful demand to the board to take certain action, which is in direct conflict with the board's sole authority under the CGCL to manage the Company. See Pacific Gas and Electric Company (1/16/97) (proposal held improper subject for shareholder action under the CGCL); Mail Boxes Etc. (4/26/94) (proposal held improper subject for shareholder action under the CGCL).

Therefore, the Anagnos proposal is an improper subject for action by shareholders under the law of California in violation of Rule 14a-8(i)(1) and should be excluded.

V. Conclusion

In light of the above, it is our opinion that that the proposals are excludable from the Company's proxy statement for its 2004 annual meeting of shareholders.

If the staff has any questions regarding this submission, please contact the undersigned at (415) 393-2025 or Venrice R. Palmer of this firm at (415) 393-2036.

Kindly date stamp the enclosed photocopy of this letter and return it to the undersigned in the enclosed, stamped, self-addressed envelope to acknowledge receipt of this submission.

Bingham McCutchen LLP
bingham.com

Sincerely,

James M. Rockett

Enclosures:

Exhibit A:	Anagnos and Coldani Proposals
Exhibit B:	Correspondence with proponents regarding one proposal limit
Exhibit C:	*Chronology of Events* and related documents and press items
Exhibit D:	Download from certain materials on website of The Findsley Companies http://www.findley-reports.com/
Exhibit E:	Download from certain materials on Dissident's website http://www.savethebank.com/

cc:

Angelo Anagnos	(by certified mail)
Steven Coldani	(by certified mail)
Gary Steven Findley	(by certified mail)
Leon J. Zimmerman	(by FedEx)
Allen R. Christenson	(by FedEx)
Venrice R. Palmer	(by hand)

November 21, 2003

Mr. Leon Zimmerman, President
First Financial Bancorp
701 South Ham Lane
Lodi, California 95242

Re: Shareholder Proposal 2004 Annual Meeting of Shareholders

Dear Mr. Zimmerman:

Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Angelo Anagnos, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 Proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders.

The proposal to be presented to the 2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:

RESOLVED, that the Board conduct a comprehensive compensation of executive management and the Board of Directors though an independent third party company and publish a report of this review, omitting proprietary information and prepared at a reasonable cost. This report shall be available to all shareholders, upon request, by August 15, 2004. At a minimum, this review should consider the following:

1) Would shareholder value be enhanced if the Company established a policy limiting the aggregrate concentration of bank owned life insurance among executive officers and directors and also limiting the amount of bank owned life insurance for any individual director or executive officer?

2) Would shareholder value be enhanced if the Company granted executive officers and directors indexed stock options that would reward executives only if Company stock outperformed its peer group?

3) Would shareholder value be enhanced if the Company adopted an executive pay policy freezing executive officer bonuses during periods that the Company earns net income before executive officer bonuses (all calculated under GAAP) for a relevant year less than 1.0% of total assets at the beginning of that year?

4) Would shareholder value be enhanced if the Company adopted a policy of seeking shareholder approval for any executive or director severance payments beyond the terms negotiated in any contracts?

5) Would shareholder value be enhanced if the Board of Directors through an independent third party conducted a thorough review of all compensation paid to executive officers and directors prior to modifying or creating any compensation program?

SUPPORTING STATEMENT: The Company's liberal director and executive compensation have significantly reduced shareholder returns in recent years. The Company's Proxy Statement for 2003 failed to include the SEC required Board Compensation Committee Report on Executive Compensation and the Stock Performance Graph. Could the reason for the omissions be that management of the Company does not want shareholders to see their compensation as compared to the Company's stock performance? Return of Average Equity and Return on Average

Assets for the Company have been significantly below peer group at the same time the Board recently granted themselves stock options. While executives have become rich, shareholders have suffered mediocre returns over the past several years. It is time for the Company to try a different approach. At least the shareholders should be fully informed as to amount of the entire compensation and benefits paid to the executive management and the directors.

If there are any questions concerning this proposal, please contact the undersigned at (209) 333-8366.

Sincerely,

Angelo Anagnos

November 21, 2003

Mr. Leon Zimmerman, President
First Financial Bancorp
701 South Ham Lane
Lodi, California 95242

Re: Shareholder Proposal 2004 Annual Meeting of Shareholders

Dear Mr. Zimmerman:

Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Steven Coldani, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 Proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders.

The proposal to be presented to the 2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:

RESOLVED, That the shareholders of First Financial Bancorp (hereinafter "the Company") request the Board of Directors to redeem the Shareholder Rights Plan that was adopted in 2001 unless such plan is approved by a majority vote of shareholders to be held as soon as may be practicable.

SHAREHOLDER'S SUPPORTING STATEMENT: In 2001 the Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill," without shareholder approval. This plan was in addition to the requirement contained in the Articles of Incorporation of the Company that two-thirds of the outstanding shares of the Company must approve certain mergers of business combinations. This shareholders rights plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders. Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders." Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $2 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect. At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support for this proposal is respectfully sought.

If there are any questions concerning this proposal, please contact the undersigned at (209) 334-0527.

Sincerely,

Steven Coldani

Venrice R. Palmer
Direct Phone: (415) 393-2036
Direct Fax: (415) 393-2286
venrice.palmer@bingham.com
Our File No.: 2021879-0000303747

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November 25, 2003

Via Certified Mail
Return Receipt Requested

Mr. Angelo J. Anagnos
725 Atherton Drive
Lodi, CA 95242-3505

Mr. Steven M. Coldani
Coldani Realtors, Inc.
1806 West Kettleman Lane
Lodi, CA 95242-4215

Re: First Financial Bancorp: Shareholder Proposals

Dear Messrs. Anagnos and Coldani:

As you know, this firm represents First Financial Bancorp (the "Company"). The Company is in receipt of your respective letters, each dated November 21, 2003, which contain shareholder proposals which you have submitted for inclusion in the Company's proxy materials for its 2004 Annual Meeting of Shareholders. We have been asked by the Company to respond to your letters.

The Company believes that, as a result of the concerted action taken in the recent past by yourselves and Mr. Van Steenberge, that you and Mr. Van Steenberge constitute a group for purposes of the proxy rules. Consequently, the group has violated Rule 14a-8(c), which limits each shareholder to one proposal per shareholders' meeting. The Company is providing you with the opportunity to withdraw one of these proposals in order to comply with Rule 14a-8(c). Please note that your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.

Kindly direct all further communications in this matter to me.

Sincerely yours,

Verrice R. Palmer

Bingham McCutchen LLP
bingham.com

cc: Leon J. Zimmerman (by facsimile)
President and Chief Executive Officer
First Financial Bancorp
701 South Ham Lane
Lodi, CA 95242

James M. Rockett, Esq. (by hand)

Gary Steven Findley, Esq. (by certified mail)
Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806

SENDER: *COMPLETE THIS SECTION*

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1. Article Addressed to:

Mr. Steven M. Coldani
Coldani Realtors, Inc.
1806 West Kettleman Lane
Lodi, CA 95242-4215

COMPLETE THIS SECTION ON DELIVERY

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Suite J

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PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1

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Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806

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If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
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4. Restricted Delivery? *(Extra Fee)* ☐ Yes

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1. Article Addressed to:

Mr. Angelo J. Anagnos
725 Atherton Drive
Lodi, CA 95242-3505

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [illegible] ☐ Agent ☐ Address

B. Received by (Printed Name) A. Angos C. Date of Delive 11-26-3

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3. Service Type
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4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Transfer from service label)* 7001 1140 0000 0144 3327

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1



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Bingham McCutchen LLP
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114003

December 9, 2003

Mr. Venrice Palmer, Esq.
C/O
Bingham McCutchen
Three Embarcadero Center
San Francisco, CA 94111-4067

Dear Mr. Venrice Palmer;

I have received your November 25, 2003 letter and I disagree with your position that my shareholder proposal is in violation of Rule 14a8(c) of the SEC proxy rules. I submitted my shareholder proposal as one shareholder of First Financial Bancorp.

Very truly,

Angelo Anagnos

Delivery Via US Mail & Facsimile Transmission

CC: Mr. Leon Zimmerman, President and CEO of First Financial Bancorp

COLDANI
REALTORS INC.

Serving The San Joaquin Valley Since 1959

1806 W. Kettleman Lane
Suite J
Lodi, California 95242
(209) 334-0527 Fax: (209) 334-0674

December 9, 2003

VIA FACSIMILE : (415)393-2286
U.S. MAIL

Bingham McCutchen
3 Embarcadero Center
San Francisco, CA 94111-4067

Mr. Venrice R. Palmer, Esq.

Dear Mr. Palmer;

I am in receipt of your letter dated November 25, 2003 and I disagree with your position that my shareholder proposal is in violation of Rule 14a8(c) of the SEC proxy rules. I submitted my shareholder proposal as one shareholder of First Financial Bancorp.

Sincerely,

Steven M. Coldani

cc: Leon Zimmerman, President & CEO of First Financial Bancorp

First Financial Bancorp/Bank of Lodi
Lodi, California

Chronology of Events/List of Documents
Involving Campaign
by
Dissident Directors Steven Coldani, Angelo Anagnos and Kevin Van Steenberge

1. March 11, 2003: Breakfast meeting in Sacramento, California organized by Dissidents for directors Benjamin Goehring, Chairman of the Board of Directors of the Bank and First Financial Bancorp, and Robert Miller, director of the Bank and First Financial Bancorp. Dissidents' attorney and consultant Gary Steven Findley criticized the Bank and its management.

2. March 27, 2003: Bank board of directors meeting regarding allegations in Dissidents' "Questions" memo of same date [certain confidential information redacted]

3. April 11, 2003: article in Sacramento Business Journal entitled "Bank of Lodi's Managers Facing Shareholder Revolt" (see excerpts below):

    The annual meeting of Bank of Lodi is likely to crackle; some unhappy investors plan a shareholder revolt.

    ***

    Pointed questions: Bank analysts Dave Alford of Sacramento and Gary Findley of Anaheim [Dissidents' consultant and attorney] plan to be at the meeting, and both question Bank of Lodi's performance over the past decade.

4. April 22, 2003: At a shareholder question and answer period (see attached notes) following the Annual Meeting of Shareholders of First Financial Bancorp, the following exchange occurred:

    Q. Jack McAuley (ESOP) – "When I was hired here three years ago, the business plan was laid out and the goals were clear. The train has left the station. Who are the board members who want to get off the train?

    A. Chairman Zimmerman – "The board members are here tonight. It would not be appropriate for me to respond to that question. But if they wish, I would like to invite them to introduce themselves."

    Comment: Steve Coldani stood: "I am one of those and am open to questions at any time."

Kevin Van Steenberge stood: "As am I. And, am also open to questions."

Angelo Anagnos stood: "I am also one of those board members."

(emphasis added).

5. April 24, 2003: the Company presents a draft letter to the Dissidents by which they fire Findley as their attorney and disavow his public statements which have caused embarrassment to the Company and the Bank and have prejudiced the institution in the eyes of the community and the shareholders. During a Board meeting, the Company requests that the Dissidents agree to this letter.

6. April 29, 2003: Letter from Dissidents to Chairman of the Board of the Company and the Bank. Among other things, Dissidents demand resignation of President and CEO of the Company and the Bank as an officer and director, freezing of all stock option grants and incentive compensation programs and slicing board fees in half.

7. May 2003: article in The Business Journal (San Joaquin & Stanislaus Counties of California) entitled "Bank of Lodi Is Moving Forward Into Sacramento." References Bank's plans to open Sacramento branch. Quotes attorney/investment banker for Dissidents, Gary Findley (see excerpts below):

   Another critic of Bank of Lodi has been Gary Findley of the Findley Companies, a group of companies that includes Gerry Findley Incorporated, a "banking consulting-investment advisory" service; GFI Bank Rating Services; The Findley Reports Newsletter; and Gary Steven Findley & Associates, a "banking law" firm. Findley is also a Registered Investment Advisor, according to his company's Web site. [see http://www.findley-reports.com/]

   While it is not clear which hat Findley wears when he criticizes Bank of Lodi, he has gone on the record saying he thinks the bank is underperforming. Findley did not return a phone call for this article.

   Sources, who also declined to go on the record for this story indicated that Findley might be working with some board of director members because there is "dissatisfaction" with shareholder return on investment.

   (emphasis added).

8. May 21, 2003: memo from Dissidents (plus Raymond Coldani, father of one of the Dissidents) to the Company and its transfer agent admitting to ownership of over 5% of the Company's outstanding shares, demanding shareholder list and enclosing $300 check in payment for list.

9. May 22, 2003: email from Dissidents' counsel Findley to Company's counsel (see excerpts below):

. . . [T]he three directors and I met to discuss a course of action. We had a letter and check prepared for the shareholder list request and were prepared to deliver that letter this morning. . . . One final point—Steve, Angelo and Kevin are in complete agreement that the Bank is not on the market and should not be as long as there is a viable plan—what we don't feel comfortable with is whether there is a viable plan that does add shareholder value." (emphasis added).

10. June 21, 2003: article in Lodi News-Sentinel entitled "Bank Battle Becoming Bitter" (see excerpts below):

Lodi's two homegrown banks are engaged in the financial version of a desperate siege, with egos, and millions of dollars on the line.

Kent Steinwert is the savvy, assertive president of Farmers & Merchants Bank, a venerable and prosperous Lodi company that has traditionally kept a low profile.

He is leading his bank's effort to gain shares, and perhaps a controlling interest, in the Bank of Lodi, a smaller rival bank.

***

Steinwert maintains that the Bank of Lodi can and should be more profitable. And if F&M doesn't take control of the Bank of Lodi, he says, an out-of-town interloper might. Zimmerman maintains the bank is on a solid course of expansion and that Lodi is best served by two local banks, not one. Even so, he is facing rumbles from dissident directors, who share concerns about the bank's performance.

***

Steinwert frames his bank's interest in the Bank of Lodi as straightforward and respectful.

"Our approaches were totally honorable and upfront," Steinwert said. "There is no intention of ever being hostile."

***

F&M acknowledged that it made more than two offers to buy Bank of Lodi. . . .

***

Steven Coldani, Angelo Anagnos and Kevin Van Steenberge, speaking through attorney Gary Findley, say they are considering a letter to be sent out to shareholders early next week. Findley, a bank consultant and editor of the Findley Reports Newsletter, and also a Bank of Lodi shareholder, said the directors believe the bank's performance is below that of its financial peers. They

are also concerned that Zimmerman has not evaluated F&M's interest carefully enough.

(emphasis added).

11. June 23, 2003: Dissidents send letter to shareholders alleging financial mismanagement of the Bank (see excerpts below):

    Over the last several months there have been a number of newspaper articles written concerning the mediocre performance of Bank and, for the most part, while we have not publicly stated our concerns, these articles mirror our concerns. . . .

    ***

    We engaged a well respected banking expert and attorney to evaluate the financial performance of Bank. . . .

    ***

    On May 5, 2003, your Board and your Management sent a letter to shareholders indicating that Bank of Lodi is not for sale and that "We are committed to our shareholders, customers, employees and communities and we will not adopt a short sighted position in order to get inadequate short-term returns.

    ***

    We are pleased to note that the Board has adopted a process for considering unsolicited expressions of interest. . . . However, we are concerned that the decisions of whether to proceed with a transaction or not, will be determined by a select few who do not have the interest of all shareholders at heart As outside Directors of the Company, you have our pledge that we will communicate appropriate information with regard to any offers and that the Board. . . .

    ***

    The real question for our Board and Management is, can they build value through the execution of their strategic plan or is it better that we look at an exit strategy?

    (emphasis added)

12. June 26, 2003: Board of Directors of the Company and its subsidiary Bank adopt Code of Conduct Policy applicable to members of the Board of Directors of the Company and the Bank.

13. June 26, 2003: At Board meeting on this day, Dissidents refuse to approve the Code of Conduct Policy without explaining their refusal, and subsequently refuse to sign Code of Conduct Policy. *[All other directors have signed]*

14. July 4, 2003: article in Sacramento Business Journal entitled "Directors' Letter Blasts Own Bank," referencing the Dissidents' June 23, 2003 letter (see excerpts below):

> Bank of Lodi's performance has lagged that of other community banks in Greater Sacramento and Greater Stockton for a decade, said Gary Findley, a Brea-based banking consultant who has been retained by the three directors.
>
> "We've been asking for a long time now to get an independent third-party review of the bank," Coldani said. "Let's come in with some independent consultant and examine our model, examine our compensation and examine our directors and management. It is our feeling only good can come of it. If we are operating well, they will say that. If we've got problems, we need to know that."
>
> The three directors have asked for outside consulting for several years, but the bank's senior management "wanted nothing to do with that," Coldani said. "We even offered to pay for the consultant on our own, and they said no. The more they opposed it, the more we began to question them."
>
> (emphasis added).

15. July 8, 2003: from Company's counsel to Dissidents' counsel Findley, referencing June 23, 2003 letter to shareholders, alleging violations of Dissidents' fiduciary duties as directors, intentional publication by Dissidents of false and misleading information to the shareholders, and demanding a retraction and cessation of further such statements.

16. July 8, 2003: letter to shareholders from Company's Chairman of the Board and President and CEO responding to allegations in Dissidents' letter of June 23, 2003 (Company filed 8-K attaching letter)(see excerpts below):

> The June 23 letter you received is full of outright lies, half-truths, innuendo character assassination and deliberately misleading statements.
>
> ***
>
> We remain uncertain of the true motives of the three dissident directors and their backers. However, it is noteworthy that directors Anagnos, Coldani, and Van Steenberge were the only directors who recently refused to sign the Company's Code of Conduct. Our Code of Conduct was adopted in response to the Sarbanes-Oxley Act of 2002, which ensures ethical corporate governance of the financial operations of American companies, a pledge that all of the other directors made freely and enthusiastically.
>
> (emphasis added).

17. July 10, 2003: article in The Record entitled "Lodi Bank Board Isolates 3 Directors (see excerpts below):"

Three self-described "dissident" directors of Bank of Lodi's holding company, outwardly critical of the bank's financial performance and management, have been isolated by the board majority and may be asked to resign their positions.

"That will likely be a board agenda item in the near future based upon their unwillingness to adopt and sign the code of conduct," First Financial Bnacorp President and CEO Leon Zimmerman said Wednesday.

Zimmerman was referring to the bank's recently adopted ethics code specifically for directors, adopted in response to the Sarbanes-Oxley Act of 2002, which ensures ethical corporate governance of the financial operations of U.S. companies.

All other bank directors voted for and signed the code, he said.

18. July 11, 2003: letter from Dissidents' counsel Findley, responding to July 8, 2003 letter from Company counsel (see excerpts below):

Your letter does not disappoint us in the sense that it is full of the intimidation, threats and bullying tactics that you and your clients have been known for.

***

. . . [Y]our reference to Bank being a Premier Performer [in The Findley Reports Newsletter on bank performance] in 2002 is true but as was indicated to your client and also to you that was a fluke since the Findley Reports established historically low performance criteria for 2002.

***

In our meeting of May 21, 2003, you indicated that my clients had supported several of these initiatives. . . . We indicated at that particular time that supporting something in the past doesn't mean that it was right and that changes should be made in the future. The fact that my clients have had an awakening and now recognize what truly is going on at the Bank. Jim, we encourage you, when you utilize the word falsehood, that you take a look at the actions of your Board of Directors, especially your Chairman of the Board in not responding to specific questions of our three outside directors. However, when you live a lie—sometimes it is difficult to distinguish between a truth and a falsehood. (emphasis added).

***

. . .[M]y clients are more than willing to stand down, if the Board of Directors of [First Financial] Bancorp agree to an independent third party reviewing the strategic plan and compensation programs for Bancorp and Bank for reasonableness and viability.

19. July 14, 2004: article in SNL Bank & Thrift (a publication of SNL Financial) entitled "Bank of Lodi Responds to Dissenting Directors with Letter Highlighting Recent Strength"

20. July 16, 2003: Dissidents send letter to Bank's employees (on Dissident's website http://www.savethebank.com) (see excerpts below):

    In communications to shareholders, we have expressed our concern as to action of the Board and Management. We wanted to express to the employees as well as middle level managers that we did not mean all Management but rather the Executive Management comprised of the three top individuals.

    ***

    We recognize that the events over the past months and what is going to occur over the next couple of months could be uncomfortable for some employees.

    (emphasis added).

21. July 18, 2003: article in Sacramento Business Journal entitled "Lodi Bank Execs React Sharply to Accusations" (see excerpts below):

    In a continuing war of words between executives of the Bank of Lodi and some of its shareholders and directors, the bank brass have fired back the latest salvo.

    The bank's holding company, First Financial Bancorp, this month sent shareholders a letter responding to criticisms raised by three of the bank holding company's own directors. The latest communication, dated July 8 and signed by president and CEO Leon Zimmerman and board chairman Benjamin Goehring, accuses the three dissident directors of spreading "falsehoods" in their June 23 letter that criticized the company's management, performance and integrity.

    ***

    They also took aim at Angelo Anagnos, Steven Coldani and Kevin Van Steenberge, the three holding company directors who alleged in their earlier letter that they had been removed from the Bank of Lodi board for raising questions and criticizing management. "We remain uncertain of the true motives" of the trio, the July 8 letter says, noting that "they were the only directors who recently refused to sign the Company's Code of Conduct."

22. July 19-20, 2003: article in Lodi News-Sentinel entitled "Truth or Just Trouble?: Bank of Lodi Officials vs. 3 Ousted Directors" (see excerpts below):

    Amid Lodi's already blistering summer heat, three ousted directors of the Bank of Lodi are raising the temperature even higher.

White-haired and soft-spoken, Angelo Anagnos, 68, is a developer and property owner; Steve Coldani, 49, with dapper good looks and a persuasive, easy manner, is a Realtor; and Kevin Van Steenberge, 45, sandy-haired and sincere, is the president of Lodi Iron Works.

The trio of deposed bank directors have sparked an intense backroom dispute about the decisions and practices of the senior management at the Bank of Lodi. The bank's managers say they have answered every question and are baffled by the accusations of the trio.

The three describe themselves as earnest, vigilant overseers of a bank they say is troubled. In turn, bank leaders say the three are troublemakers who may want to see the bank sold to a rival institution.

***

The three were voted off the Bank's board in April [2003]. However, they continue to serve as directors of First Financial Bancorp, the umbrella corporation for the bank.

The three lost their positions of the bank board because "They did not conduct themselves with respect to their fiduciary duties," Zimmerman said. He would not elaborate.

***

To make their point, they have hired their own outside company to evaluate the bank's performance. It is headed by Gary Findley, of Brea, who now acts as the group's attorney.

Findley is also the head of the Findley Reports, a company that evaluates the performance of banks. In 2002, Findley Reports called the bank a "premier performer," though now Findley is strongly critical of the bank's numbers.

Findley said that in 2002 his organization had substantially lowered the bar for evaluations. These standards have since been raised, he said.

***

"All that my three guys have asked is to bring in an independent third party, " said Findley, the group's attorney.

(emphasis added).

23. July 25, 2003: Company files 8-K attaching newly-adopted Code of Conduct Policy and reporting that Dissidents have refused to sign.

24. July 25, 2003: article in Sacramento Business Journal entitled "Income up at Bank of Lodi Parent" (see excerpts below):

    "First Financial Bancorp, the parent company of Bank of Lodi, saw income for its second quarter climb 82 percent from the same period a year earlier, driven by a reduction in interest expense.

    ***

    Non-interest expenses for the holding company increased by $242,000, or 7.7 percent. Included in that increase, the company said, was $94,000 spent to respond to the "disruptive actions of three dissident directors," who sent a letter to shareholders questioning the strategy and integrity of the bank's management. Their actions, Zimmerman said, directly cost shareholders 3 cents a share in income, and without the related expenses, income for the quarter would have been up by 110 percent. (emphasis added).

25. July 31, 2003: at board meeting, Director Coldani delivers letter dated July 31, 2003 to Company, signed by the Dissidents, demanding to inspect and copy books and records. Letter also later faxed by Dissidents' counsel Findley to Company counsel.

26. July 31, 2003: at board meeting, Director Coldani delivers to Company list of "Directors Questions" reflecting names of the Dissidents as originators. [certain confidential information redacted]

27. August 6, 2003: letter from Dissidents to shareholders (see excerpts below):

    Over the past month, the Board and Executive Management have taken an aggressive position against the three of us to isolate us as Directors and have attempted to intimidate us through letters, press releases and comment.

    ***

    We are being set up due to the fact that we are dissidents and critical of the majority Board and Executive Management.

28. August 11, 2003: letters from Chairman of the Board of the Company to each of the three Dissidents formally notifying them their removal from the board of Bank of Lodi for cause and of the imposition of certain disciplinary measures for violation of fiduciary duties as directors of the Company. Letter also requests that the Dissidents resign from Board of the Company.

29. August 11, 2003: memo from Dissidents to Board of Directors of the Company (see excerpts below):

    . . .[W]e started asking questions months ago and requesting documents. We were met with refusals to share information to which we are entitled to see. We were given documents and packages to sign that numbered 300 pages at times and

asked to sign them without any time to review them. We were expected to have blind faith and trust in the remainder of the Board that the steps taken were in the best interests of the Bank. If we questioned the acts or proposals, or asked for an independent third party to review the court [sic] of action, we were met with harsh reprisals. More and more, we expressed our concerns with the road management was taking and further expressed our distress that we believed that the actions of the Board were not in the best interests of shareholders. Rather than sharing vital information about the future course of the company, we were slowly but surely limited to almost no access to anything. We were able to read only certain few documents of little consequence, but had to memorize them if possible, because notes and copies were not allowed. We were separated at Board meetings in certain chairs and yelled at by our corporate attorney whose behavior could best be called insulting.

***

Ultimately we were removed as Directors of the Bank of Lodi – we asked too many questions.

***

Do not be lulled into a false sense of security that you are absolutely protected, either by the corporate shield or the D&O insurance. As we have determined, each has its exceptions, which could subject any of us to personal liability.

(emphasis added).

30. August 12, 2003: memo from Dissidents' counsel Findley to Company's counsel re: "First Financial Bancorp Request for Information (see excerpts below):

    Your response to my correspondence relating to <u>Directors Coldani, Anagnos and Van Steenberge's ("Directors") information request</u> is disappointing, if not remarkable. (emphasis added).

31. August 13, 2003: letter from Company's counsel to Dissidents' counsel Findley (see excerpts below):

    The purpose of this letter is to call to your attention <u>the continuing violation of fiduciary duties as directors of First Financial Bancorp by your clients Angelo Anagnos, Steve Coldani and Kevin Van Steenberge and to again demand a retraction of the deliberately false and misleading statements made by them to the shareholders of the Company in a letter dated August 6, 2003.</u>

    ***

    . . .[Y]our clients are fully aware of the impact of their deliberate falsehoods. . . . More recently, a crucially important lending officer resigned from the Bank and joined a competitor. This officer has been consistently responsible for loan

originations in the amount of $12 million to $15 million per year. In tendering his resignation he attributed his departure to the direct impact on him and his customers from the negative media campaign that has been perpetrated by your clients.

32. August 15, 2003: article in Sacramento Business Journal entitled "Bank of Lodi Disaffected Directors Trade New Salvos" (see excerpts below):

    More missiles are bouncing between top executives of Bank of Lodi's holding company and three dissident directors.

    First Financial Bancorp has asked the directors to resign from the board, said one of the three, Stephen Coldani. The directors say they'll stay, fight for shareholders, and want to see more of the bank's documents and records.

33. August 20, 2003: letter from Dissidents to Benjamin R. Goehring, Chairman of the Board of First Financial Bancorp (see excerpts below):

    We are in receipt of your letter dated August 1 [should be "11"], 2003 requesting our resignation as members of the Board of Directors of First Financial Bancorp. . . . [W]e want to be absolutely clear that we will not resign as Directors of First Financial Bancorp.

    . . . [W]e have the capacity to re-nominate ourselves as members of the Board of Directors of First Financial Bancorp and we strongly believe that we have the capacity to receive votes from shareholders that would elect us to the Board of Directors. <u>We are prepared to solicit proxies, if necessary and we will disseminate information out concerning the First Financial Bancorp and the actions of the Board of Directors and Executive Management</u>. We are not bothered in the least with presenting a forum to the shareholders of First Financial Bancorp.

    As for the stock option agreements that exists between us and First Financial Bancorp, such agreements will remain in full effect or we will take all appropriate actions under law. This is a matter of principle for us and we will see this to the end.

    Your counsel should have informed you that only the regulatory agencies or court of competent jurisdiction can remove Directors for cause without a shareholder vote. Neither will occur in this matter. If the Board of Directors continues in a course not in the interest of the shareholders, <u>we will take action, with the vote of the shareholders, to remove those interested Directors of First Financial Bancorp, inclusive of the Chairman of the Board and the President/Chief Executive Officer from the Board of Directors</u>.

    We have been subject to vicious tactics by members of the Board of Directors, Executive Management, as well as your corporate counsel and representatives.

We will protect our rights as well as protect our rights in front of the shareholders of First Financial Bancorp.

(emphasis added).

34. August 21, 2003: letter from Dissidents' counsel Findley responding to letter from Company counsel dated August 13, 2003 (Item 31 above) (see excerpts below):

We are in receipt of your letter dated August 13, 203 and are not impressed by either the tone or the misleading statements that continue to come from First Financial Bancorp ("Company"). Please understand that it is our position that the shareholders of Company will hold all of the Directors, inclusive of your clients (the Executive Management and Board), accountable for their actions and violations of their fiduciary duties.

***

Shareholders Rights Plan

The three Directors are not working with anybody with regard to a potential sale of Company. As you are aware, these individuals as well as my office have been contacted on several occasions from other financial institutions who have expressed interest in acquiring Company or Bank of Lodi, N.A.

***

We again remind you as corporate counsel as well as the Board of Directors of the Company that there are required actions in dealing with potential acquirors and your clients will be looked at closely to determine if they are acting within the capacity of necessary fiduciary duties to shareholders and not for self-serving reasons.

(emphasis added).

35. October 12, 2003: article in Sacramento Bee entitled "Bank Brouhaha" (see excerpts below)

Bank of Lodi's lackluster performance has stirred up a public brawl among some of its largest shareholders, who say they'll nominate their own slate of directors at the company's next annual meeting.

The shareholders, who also sit on the board of the bank's holding company, First Financial Bancorp, say they've remained silent long enough and want to expose how far the bank's profit margins lag behind those of its peers.

"When I came on this board, I was looking at a growth projection of where we would be even two years ago," recalled Steve Coldani, a First Financial director and Lodi Realtor.

***

In turn, bank managers and their supporters charge that the dissidents themselves played a role in creating problems that still dog the bank––and even signed onto some of the solutions.

Rarely in the annals of the staid local community banking industry have boardroom relations deteriorated so openly.

***

Despite the Bank of Lodi's weak returns, Coldani and two other board members say it spends too much on executive compensation and life insurance and refuses to scale back an ambitious expansion plan.

***

What's more, they added, Bank of Lodi was shown in an analysis by the dissidents' attorney, banking analyst Gary Steven Findley, to be "the worse performing bank" among peers within a 150-mile radius. Zimmerman is not sold on Findley's assessment. This is the same analyst, Zimmerman noted, who gave the bank a "premier" rating for 2003.

***

Coldani acknowledged that he, Anagnos and another vocal critic, director Kevin Van Steenberge, voted for the Sacramento expansion. Coldani and Anagnos, before Van Steenberge joined the board, also supported the move to Folsom.

***

Later, the three shareholders asked banking attorney Findley to review the growth strategy.

Findley, representing the dissidents, has also been critical of the bank's emphasis on buying bank-owned life insurance at levels far in excess of what other banks purchase.

***

"My guys are bulldogs on a pork chop right now," said the dissident's attorney, Findley. "They are not going to let go."

***

"What will likely occur is at the next shareholder meeting, our names will be left off the (re-election) slate," said Coldani, who has served on the board since 1999

and whose father helped found the bank in the early 1980's. "Likely . . . we will submit (our own) slate of directors for consideration, with a platform for reform."

***

Bank leaders make no apology for their desire to ditch the dissent directors. Goehring [Chairman of the Company and the Bank] called the dissident directors' actions "a personal vendetta." "I serve on many boards," he said. "There are may times when you're on a board and your opinions aren't used, when you're outvoted. When you find out you're not effective anymore . . . the proper thing to do is to get out, because you don't fit."

(emphasis added).

36. October 14, 2003: Dissidents send letter to shareholders of the Company complaining about executive compensation and other matters (see excerpts below):

Over the last few months, Executive Management and certain Directors have continued to attack the three of us and have asked for our resignation. . . [W]e will not resign! Executive Management has stated that they will not nominate us to the Board. However, we will place our names in the nomination for the 2004 annual meeting of shareholders and are currently looking for candidates who can be excellent additions to the Board of First Financial Bancorp. . . We will be contacting the shareholders in the near term to talk about our plans for placing candidates in nomination for the Board of First Financial Bancorp as well as the elimination of the shareholders rights plan. The shareholders rights plan is not in the best interests of the shareholders of First Financial Bancorp.

(emphasis added).

37. November 14, 2003: Company reports earnings for third quarter of 2003. Earnings release reports that:

Noninterest expense for the three and nine month periods ending September 30, 2003 increased $253,000, or 8.2%, and $736,000 or 8.1%, when compared to the same periods of last year. Included in third quarter 2003 and year-to-date noninterest expense are costs totaling $64,000 and $158,000, respectively, associated with the disruptive actions initiated by three dissident directors. Without these expenses, the increase in noninterest expense would have been 6.1% and 6.4% for the third quarter and nine month period during 2003, respectively, and are primarily associated with increases in salary and benefits and occupancy expenses." (emphasis added).

38. November 17, 2003: memo from Dissidents to Board of Directors of First Financial Bancorp objecting to board actions and conduct of board meetings (see excerpts below):

This memorandum is written in response to the improper actions at the recent Board meetings of First Financial Bancorp and the fact that the minutes and records do not accurately reflect the actions that have taken place. . . . The fact that we as directors of First Financial Bancorp are not given copies of the minutes and financial information concerning First Financial Bancorp and Bank of Lodi NA is not presented is a breach of fiduciary duty by the Board of Directors, Executive Management and its professionals. You will be held accountable. (emphasis added).

***

The continued paraphrasing of dialog for the minutes, whether done by secretary Mancebo or attorney Rockett, is also unacceptable [emphasis in original] and we would request a court reporter for future meetings (we would be happy to provide one). . . .

***

We strongly object to the granting of additional options to directors and Management. . . . [I]t is . . . grossly inappropriate to grant options to directors or management at this time with the performance level of First Financial Bancorp mediocre at best. This Board and the Executive Management has proven itself a failure. By granting the stock options you are only inciting the shareholders further.

***

We again object to director Phillip being considered an outside director. . . .

We again wish to record our objection to being denied access to minutes. . . .

We again object to attorney Rocket's prohibiting notes being taken during overhead projection presentations.

We again object to being denied a meeting agenda until seated in the boardroom.

We again object to being denied possession of minutes to meetings of First Financial Bancorp by this board. . . .

We are fairly certain that at the recent Board meeting the directors and management knew of the poor third quarter performance and still granted themselves stock options. Fiduciaries for the shareholders you are not! Your actions and that of attorney Rocket will be an issue with the shareholders and regulatory agencies. (emphasis added).

39. November 17, 2003: letter from Dissidents to shareholders questioning Bank performance and executive compensation (see excerpts below):

In California the electors recently recalled the Governor, maybe it's time that the shareholders, who are the constituents of First Financial Bancorp, <u>stand up and recall this Board and Executive Management. We will be submitting a slate of capable directors who have the ability and inclination to create shareholder value instead of raiding the profits for the personal wealth of a select few. . . . You have the power with your vote to make a change</u>. We saw a very powerful example of that in our state government. Please join with us to put a stop to what is clearly an unethical and arrogant attitude and practice on the part of the Board and Executive Management. (emphasis added).

40. November 19, 2003: article in <u>Lodi News-Sentinel</u> entitled "Bank of Lodi Reports Huge Decrease in Third Quarter" (see excerpts below):

    The bank's poor results have renewed the dispute between the bank's executives and three members of the parent company's board, who have pushed for the recall of the bank's executives and its board of directors.

    ***

    "It's just horrible what they're doing," said Steven Coldani, a member of the board of directors of First Financial Bancorp. . . .

    ***

    The letter from the [Dissident] directors to the shareholders also questions a statement in the bank's [third quarter 2003 earnings] press release that the bank had spent $158,000 in legal fees dealing with ". . . the disruptive actions of [sic] initiated by three dissident directors." In their letter, the [Dissident] directors question motives of the bank's executives and board members in spending that much. "One can only wonder at how much money the executive management and the board will spend to protect their position," they write.

41. November 20, 2003: letter from Company counsel to Dissidents (see excerpts below), responding to November 17, 2003 memo from Dissidents to Board of Directors of First Financial Bancorp objecting to board actions and conduct of board meetings (Item 36 above):

    Like your other communications about this subject, your memorandum is comprised of misstatements of fact and half truths. Therefore, to make sure that your falsehoods are corrected, I am responding to your memorandum.

    ***

    Initially, contrary to your claim, I do not write the Company's Board minutes. In fact you had been informed of this previously and you continuously and deliberately misstate the facts. . . Allen [Christenson, CFO and Secretary] and Pat

[Mancebo, recording secretary] prepare draft minutes which I review for legal issues. The minutes are presented to the Board for approval prior to each meeting. You have been given ample opportunity to note corrections, including delaying the approval of minutes while you have slowly and deliberately read minutes and commented upon them.

***

To my knowledge, as directors you have never been denied access to any corporate information of First Financial Bancorp. In fact, the most recent exchange on this subject was with your attorney in September when the Company offered to make available all of the documents that you have requested under a stipulated protective order filed with a Court. This precaution is necessitated by the failure of each of you to conduct yourselves in accordance with your fiduciary duties. You have persisted in seeking out the press and making deliberately false statements to the press. Through your advisors, you have contacted other institutions to seek offers to acquire the Company.

***

Your statement that I prevented you from taking notes in the Board meeting is absurd. You have taken notes throughout all of the meetings that I have attended. My admonition was that confidential materials were to be left behind in the Boardroom and that your notes of confidential matters were not be used outside of the Boardroom for any purpose other than those consistent with your duties as directors.

Finally, your threats to the Board are without substance. First Financial Bancorp welcomes the scrutiny of its shareholders and its banking regulators. Other than the three of you, the Board has consistently performed its duties in accordance with the highest standards of corporate governance. Your actions, on the other hand, have been examined and found to be in violation of your fiduciary duties by your fellow directors at its meeting held on July 31, 2003. You were present at that meeting when that report was delivered, debated and passed unanimously by the disinterested directors.

(emphasis added).

42. ***November 21, 2003: Dissident director Coldani submits shareholder proposal to the Company re redemption of shareholder rights plan. Proposal was hand-delivered to the Company by Dissident Kevin Van Steenberge on or about this date, accompanied by Anagnos proposal.***

43. ***November 21, 2003: Dissident director Anagnos submits shareholder proposal to the Company re review of board and executive compensation. Proposal was hand-delivered to the Company by Dissident Kevin Van Steenberge on or about this date, accompanied by Coldani proposal.***

44. November 21, 2003: article in Sacramento Business Journal entitled "'Recall' Bank of Lodi Chiefs, Dissidents Say" (see excerpts below):

Three board members of the company that runs Bank of Lodi are calling for a "recall" of the bank's executive management, and preparing a slate of candidates to challenge them for positions on the holding company's board of directors.

***

"You get rid of these guys, you would go from lackluster to top performer overnight," said Angelo Anagnos, a founder of the bank 20 years ago and one of the three dissidents.

***

$1 Million or Sensationalism. They estimate in their letter that [the CEO's] total package totals around $1 million; that's a little less than the bank is expected to post in net income for the year. Chief financial officer Allen Christenson, speaking for the bank, said the estimate is way off base. "That's sensationalism. Factually, they're wrong," he said. "I don't know how they got to $1 million."

***

Internecine warfare in calm territory: No Sacramento bankers contacted for this story were willing to discuss Bank of Lodi for the record, but they've been watching the shareholder fight unfold. Shareholder battles and dissident directors are rare in the usually staid world of community banking. There was no sympathy among their peers for the position in which Bank of Lodi's executives find themselves.

The dissident directors are spending their own money on their fight, and have said they're willing to pay the estimated $40,000 cost of an outside audit of strategy and executive compensation which they've sought for more than a year.

***

The bank in its latest earnings report states the bank has spent $158,000 in 2003– or a bit less than 18% of the bank's earnings this year—"associated with the disruptive actions initiated by three dissident directors."

***

"They are spending this money—shareholders' money—to keep anyone from knowing what they are doing," said Steven Coldani, a farmer and another of the dissident directors.

(emphasis added).

45. November 25, 2003: Chairman of the Board and President and CEO of First Financial Bancorp distribute letter to shareholders (Company filed 8-K attaching letter).

46. November 25, 2003: Company counsel sends letter to Dissidents Coldani and Anagnos re violation of one-proposal limit in Rule 14a-8(c) and requesting that one proposal be withdrawn.

47. November 28, 2003: article in The Record entitled "Bank Board Recall Encouraged" (see excerpts below):

    Three directors of First Financial Bancorp parent company of Bank of Lodi, are urging shareholders to recall their fellow board members and the bank's executive management team, citing their allegedly unethical practices and continued failure to lead the bank to a respectable level of profitability.

    Their suggestion came in a Nov. 17 letter.

    Eight days later, the bank fired back responding with a letter to shareholders disagreeing "adamantly" with the dissidents' conclusions.

    "Now, after voting in favor of the (bank's strategic) plan, they are harming Bank of Lodi with their deliberate misrepresentations," the bank said.

    In their Nov. 17 letter, the three dissident directors—Lodi businessmen Steve Coldani, Kevin Van Steenberge and Angelo Anagnos, a founding director of the bank, made it clear they won't quit the board as they were asked to do this summer by the board majority.

    "Over the last few months, executive management, certain directors and their attorney have continued to attack the three of us and have asked for our resignation. While we have gone through a character assassination, we all know what is right. Therefore, we will not resign," their letter stated.

    ***

    Zimmerman and Goehring [Chairman of First Financial Bancorp and Bank of Lodi] concluded their letter by calling Coldani, Van Steenberge and Anagnos "troublemakers with a hidden agenda and no regard for good corporate governance or for the truth. We are convinced that you will see through all of this as you examine the facts—and not the hysteria that they produce."

    Coldani, after reading the bank's letter, said he disputes just about every point made by the bank's top officials.

    ***

In the spirit of California voters successfully recalling former Gov. Gray Davis, Coldani said the time has come to "recall the whole bank board and executive team. We'll put up a slate, and we want our slate to be supported by the shareholders. There's a chance that some of those directors will have an awakening, but it's been awhile now," he said, indicating that present board members are either with him or against him, Van Steenberge and Anagnos.

(emphasis added).

48. December 9, 2003: Dissidents Coldani and Anagnos separately respond to letter from Company counsel (Item 46 above) refusing to acknowledge violation of one proposal limit in Rule 14a-8(c) and refusing to withdraw one of their two proposals.

49. December 15, 2003: Dissidents send letter to Company's Board complaining about the Board's actions (see excerpts below):

We wanted to go on record again with our objection over the recent issuance of stock options to the outside directors. . . .

***

For only a few thousand stock options and the continued benefits that each of you receive – you will be a definite topic of conversation and debate at the annual meeting and during the next several months. Don't expect to stand behind your corporate attorney or to dodge the questions of the shareholders through the heavy handed behavior of this past annual meeting. The shareholders are restless and the abysmal financial performance of the Company under the leadership of the Board and Management will be a firestorm. We can only guess as to the year end numbers—but our guess is that the numbers will only add gasoline to the fire.

While we have not publicly advocated the sale of Company—right now we question the value of the Company to any potential acquirer and believe that your actions and the leadership of Management have actually damaged the value. Because of your actions—you as directors are ultimately accountable. Don't expect this to go away and we encourage you to seek outside counsel to protect your interest. Don't rely on the counsel of Mr. Rocket [the Company's outside counsel] since he represents the Company and not the directors, a position that we believe has placed him in direct conflict on many points. Is it worth a few thousand stock options?

(emphasis added).

50. February 9, 2004: Dissidents send letter to shareholders (see excerpts below):

Over the next few months in preparation for the Annual Meeting of Shareholders we will be holding town meetings to discuss your Company and what shareholders can do to make a difference. Our first meeting will be held on Wednesday, March 3rd at 6:00 p.m. at Hutching Street Square in Lodi. . . .

***

We will be in contact soon regarding other town hall meetings and welcome your attendance.

51. February 25, 2004: Dissidents send letter to shareholders (from Dissidents' website http://www.savethebank.com), announcing "informational meeting for shareholders" to be held March 3, 2004

52. March 2, 2004: article in internet publication Recordnet.com entitled "Board Members Charge Bank of Lodi Delaying 2003 Report (see excerpt below):

    Three directors on the board of Bank of Lodi's parent corporation—who will be hosting a public meeting Wednesday—believe the bank is purposely delaying publishing its 2003 financial results because of declining profits.

53. March 3, 2004, "Town Hall" meeting for 130 of the Company's shareholders sponsored by Dissidents. Dissidents Circulate PowerPoint presentation entitled "Concerned Shareholders First Financial Bancorp May 3, 2004" (see excerpts below):

    What Needs To Be Done? [p. 26 (page numbers added)]

    ***

    - Support Change in Board / Management

    Shareholders Have Been Taken Advantage of For Too Long!

    ***

    What is the Basic Plan? [p. 27 (page numbers added)]

    - Change Mediocre Executive Management with Qualified and Proven Management

    - Replace Board and Reduce Board Compensation from Excessive Levels. . . .

    ***

    What Can Shareholders Do? [p. 28 (page numbers added)]

    ***

    Support Change in Board / Management—New Leadership

    - Vote to Have Compensation Review Completed and Reported to Shareholders

    - Vote to Eliminate Shareholder Rights Plan

***

What is the Plan (cont.) [p. 30 (page numbers added)]

***

- Conduct Independent Third Party Review of All Compensation Programs and Reduce/Eliminate All Non Basic Compensation to Executive Management and Board

What is the Plan (cont.) [p. 32 (page numbers added)]

***

- Reduce Bank Owned Life Insurance and Accurately Reflect the Liability

- Eliminate Shareholder Rights Plan

- Restore Dignity and Integrity

(emphasis added)

54. March 5, 2004: article in Sacramento Bee entitled "Lodi Bank's Executives Face Revolt" (see excerpts below):

> Three large shareholders in the Bank of Lodi are escalating their campaign for control, urging an assembly of 130 stockholders to ratchet up the pressure to remove the chairman and the chief executive officer.
>
> Their Wednesday night meeting came the same day that the Disney Co.'s Michael Eisner received an astounding rejection from his shareholders, with 43 percent withholding their votes for him as chairman.
>
> ***
>
> The three men who organized the meeting – Steve Coldani, Angelo Anagnos and Kevin Van Steenberge—are directors in the holding company that controls Bank of Lodi, First Financial Bancorp.
>
> They are trying to persuade shareholders to elect a new board majority at the annual meeting in April, ousting CEO Leon Zimmerman, Chairman Benjamin R. Goehring and five directors who have supported them.
>
> ***

Banking analyst Gary Steven Findley, speaking on behalf of Coldani, Anagnos and Van Steenberge, said the bank had been selling securities to shore up the bottom line over the last two years.

***

The public nature of the battle among shareholders is rare in the Sacramento region, particularly in the staid community banking industry.

But nationally, the trend of activism among shareholders has been building. Findley used that sentiment in his appeal to shareholders, who Wednesday night were estimated to control up to 30 percent of the 1.6 million in outstanding shares.

"This is the perfect time (to act)," Findley said. "What happened at Disney? (Forty-three) percent of the shareholders told Mr. Eisner, 'We are mad as hell and we aren't going to take it any more.'"

***

Findley, also a shareholder, said Coldani, Anagnos and Van Steenberge would submit a slate of eight candidates for election to the 10-member board at the annual meeting expected in late April.

"We believe the proxy that is sent out by management is going to have to list those candidates," Findley said.

Findley, using bank data filed with the Federal Deposit Insurance Corp., said Bank of Lido performs in the bottom 25 percent of comparably mature banks – those at least 10 years old.

***

"How long do you have to wait?" asked Findley. "You have been waiting for 10 years."

(emphasis added).

55. March 8, 2004: article in Sacramento Business Journal entitled "Bank of Lodi's Parent Post Lower '03, Cites Cost of Dissidents, New Office" (see excerpts below):

First Financial Bancorp, which owns the Bank of Lodi and is the target of a shareholders' revolt, says it earned $1.18 million or 68 cents per share in 2003, off from $1.36 million or 79 cents per share the year before. The company said income would have risen if not for expenses related to "disruptive actions initiated by three dissident directors" and the cost of a new Sacramento office.

***

The company said it spent $373,000 in unanticipated costs last year reacting to the dissidents, who say the company is being led in the wrong direction by executives who pay themselves too much. Last Wednesday 130 shareholders of First Financial met to draft plans to elect their own slate of directors to the holding company's board.

56. March 12, 2004: article in Sacramento Business Journal entitled "Dissidents' Slate for Lodi Board Includes Two Ex-Bank Presidents" (see excerpts below):

Three dissident directors of First Financial Bancorp are nominating a slate of nine directors, including two former bank presidents, to the holding company for the Bank of Lodi. . . . The dissidents aren't releasing their names yet.

The three directors say the Bank of Lodi is being mismanaged and want to wrest control from the holding company's current leadership at its shareholder meeting at the end of April.

To do that they are scheduling a town hall meeting for April 7. They held a similar meeting last week that drew 130 shareholders, and they expect to attract many more next month. They are asking stockholders to hold onto their proxy statements and bring them to First Financial's annual meeting.

***

The contentious battle over the holding company of Bank of Lodi has both sides pointing at the other camp and calling them liars.

***

The dissidents are Steve Coldani, Art Anagnos and Kevin Van Steenberge.

***

"Those three have cost us a lot of business and they have been damaging our ability to grow, and despite that we have grown more than planned," Christenson [CFO of the Company and the Bank] said. He said the bank's growth plan is about to start paying off, so, now isn't the time to change course.

The dissident directors say they've waited long enough, and they want fresh management to come into what they call a turnaround situation.

***

The board has 10 directors and can have a maximum of 15. By nominating six others and themselves to the board, the three dissidents hope to get a majority of the board and then change the banking company's management.

Their first goal is to cut annual compensation for management and directors. The chairman of the board earns $32,400, four committee leaders each earn $25,400, and the other five earn $24,000 apiece.

The dissidents want to cut that pay to $8,000 each, which would immediately add $170,000 to the bank's bottom line, said Gary Findley, a bank consultant hired by the dissidents.

(emphasis added).

57. March 15, 2004: Letter from Dissidents to shareholders who attended March 3, 2004 meeting (see excerpts below):

We want to thank the shareholders who attended the Town Hall meeting on Wednesday, March 3, 2004. Over 130 shareholders were in attendance to talk about First Financial Bancorp and Bank of Lodi, N.A.

***

We are pleased to announce that a website has been created where all information, including the financial information disseminated at the last Town Hall meeting, can be readily obtained. The website is www.savethebank.com. The website contains all letters to shareholders, regulatory agencies as well as the Board and is designed to provide you, the shareholders, with the information you need to make a decision.

***

At the Town Hall meeting we also emphasized, "What can shareholders do?"

***

- Vote to have total compensation review completed and reported to shareholders
- Vote to eliminate shareholder rights plans

***

We are placing in nomination for directorship ten individuals who have the best interest of shareholders as well as our customers in mind. These ten individuals are shareholders or banking experts. We will be sending a letter out in the near term to inform you of these individuals and their backgrounds. . . .

(emphasis added)

58. March 22, 2004: Letter from Dissidents to shareholders re nominating slate of 10 directors for election at next annual meeting of shareholders.

59. March 23, 2004: article in Sacramento Business Journal entitled "First Financial Dissidents Increase Board Nominees to 10" (see excerpts below:

> Three dissident directors of First Financial Bancorp have increased to 10 their nominees for directors of First Financial Bancorp, the holding company for the Bank of Lodi.
>
> As reported in the March 12 edition of the Business Journal, Angelo Anagnos, Kevin Van Steenberge and Steve Coldani had planned to nominate a slate of nine directors.
>
> Anagnos, Van Steenberge and Coldani are among the 10 and are seeking re-election to the board. But in a press release the trio said, "We suspect that your board and executive management will take all steps necessary to eliminate candidates and thwart the will of the shareholders."
>
> Anagnos, Van Steenberge and Coldani say the Bank of Lodi is being mismanaged and want to wrest control from the holding company's current leadership at its shareholder meeting at the end of April.
>
> The bank's management counters that the company is about to reap the fruits of a five-year plan to expand the bank and build its balance sheet.
>
> ***
>
> The contentious battle over the holding company of Bank of Lodi has both sides pointing at the other camp and calling them liars.
>
> To rally their cause, Anagnos, Van Steenberge and Coldani have slated another in a series of meetings for shareholders April 14. A similar meeting early this month drew 130 shareholders. (emphasis added).

60. April 14, 2004, "Town Hall" meeting for the Company's shareholders sponsored by Dissidents (see Dissidents' website http://www.savethebank.com)

NO DOCUMENT

MEMORANDUM

To: Management

From: Steve Coldani, Angelo Anagnos, Kevin Van Steenberge

RE: Questions

Date: March 27, 2003

Based upon a review of the financial information concerning First Financial and Bank of Lodi, N.A., the following questions are raised:

1. **Year End Totals**

Please explain the reasons for our asset growth spike at 12/31/2002. Bank had total assets at December 31, 2002 of approximately $254.7 million. Assets reduced to $239.4 million at the end of January and $244.5 million at the end of February. While the March 7, 2003 press release states total assets increased by 13% by approximately $29 million, $5 million was identified with trust preferred securities and several million was identified with other liabilities inclusive of fed funds purchased. What were the reasons for this one time spike?

The press release indicates that our total assets at year end were $255 million when our average for the month December was approximately $242 million and our average during the month of January was approximately $240 million. Do we anticipate purchasing liabilities at the end of March 2003 to again increase total assets? Is this right?

1. **Asset Growth**

For the month of January average assets were approximately $240 million. Total assets at year end 1992 were $95.4 million. Total assets have grown by approximately $144 million over a ten year period, $14 million per year. At the same time, several peers have had asset growth significantly in excess of Bank. If Bank has been able to only grow its assets by $14 million per year for each year over the last ten years, how do we anticipate growing our assets to a level that would fulfill the budget/strategic plan?

1. **Strategic Plan**

What are the specific plans by Management to improve the overall efficiency ratio and net income for the company over the next three years? Bank, for ten years, has had a return on beginning equity average of less than 8.5% per year, significantly below peer group. (Peer group is those mature institutions within a 100 mile radius of Bank's head office location.)

1. **Bank Owned Life Insurance**

Bank currently has one of the highest levels of bank owned life insurance on its books of any financial institution within the Western United States. Why is such a high level of bank owned life insurance prudent? Could this be an issue with the regulatory agencies in the upcoming examination? What analysis was done prior this purchase of BOLI?

1. **Share Repurchases**

Please describe the number of shares repurchased by the company for the last twelve months on a per month basis. Is the repurchase a success? Please provide reasons why the stock repurchase program is either successful or unsuccessful.

Management -2-

1. **Management Compensation**

Why hasn't the JPA stud done an evaluation of the financial performance of Bank as part of its overall compensation analysis - efficiency ratios indicate that compensation expense for Bank is significantly in excess of peer group level; however, financial performance is significantly below. Please explain the reasons? Could this lack of performance be an issue in the upcoming examination?

We request that these questions, as written, be placed into the minutes of this meeting.

Please provide all answers in writing so there could be no misunderstanding.

We would request an answer no later that April 10, 2003.

Sacramento Business Journal - April 14, 2003
http://wichita.bizjournals.com/sacramento/stories/2003/04/14/story8.html

SACRAMENTO Business Journal

EXCLUSIVE REPORTS

From the April 11, 2003 print edition

Bank of Lodi's managers facing shareholder revolt

Mark Anderson
Staff Writer

The annual meeting of Bank of Lodi is likely to crackle; some unhappy investors plan a shareholder revolt.

Bank annual stockholder meetings typically are staid affairs. Last year's meeting for Bank of Lodi saw some limited but strong dissent from audience members. This year a group of shareholders plans a near-filibuster of the bank's board and management until they get answers from the bank on why its performance lags its peer group.

"The bank is wallowing along in pretty miserable earnings, which is hurting the stock price," said shareholder Dr. James Green, a dentist in Antioch. Green has been on the board of directors of four other banks but is not on Bank of Lodi's board.

Last year, he said he was one of a few people at the bank's shareholder meeting to ask questions about profitability. He said he didn't get answers. Since then, the bank has put out another year of earnings below its peer group.

At this year's meeting, to be held at the bank on April 22, more investors and even some board members are prepared to ask questions, Green said. They plan to call for improved performance or change at the top.

The man at the top of the bank says it's on course, and questioned the motives of some critics.

"Our strategic objectives are to grow this bank. We've been clear on that for a very long time now. We are in a position to grow, and we are happy with our performance," said CEO Leon Zimmerman. Unhappy shareholders, he said, can easily sell their stock to the bank through its repurchase program.

"Some of these more vocal people are buying more shares," Zimmerman said. "What does that tell you?"

Lagging the cohort: Bank of Lodi is the operating arm of holding company First Financial Bancorp (OTCBB: FLLC). The bank's stock traded this week at $12.80 a share, with a 52-week range of $11.60 to $14. It posted $1.65 million in income for its most recent fiscal year, up 26.9 percent from the interest-rate challenged performance of 2001 and up 21.3 percent from 2000.

Community banks based in the Sacramento region have been setting records in earnings and growth for five years running. Bank of Lodi, based in that San Joaquin County community, isn't a big part of the Sacramento mix, but has offices in Folsom, Elk Grove and Galt. It also has a U.S. Small Business Administration loan production office in Folsom.

The mantra of Bank of Lodi's management has been that the bank is concentrating on growth, with quarterly releases touting continued growth.

Over the past five years, Bank of Lodi has grown by 55 percent. In that same period, similar banks in the area grew an average of 119 percent.

During all that growth, Sacramento's banks have earned about a 1 percent return on average assets, a rate considered the benchmark of success in community banking. Bank of Lodi has earned 0.6 percent return on average assets over the past three years. While the bank hasn't been stung by any big losses, it hasn't kept pace with its peer community banks.

Bank of Lodi's crosstown competitor, Farmers & Merchants Bank of Central California, turned in a return on average assets of

1.4 percent in both 2001 and 2002.

Pointed questions: Bank analysts Dave Alford of Sacramento and Gary Findley of Anaheim plan to be at the meeting, and both question Bank of Lodi's performance over the past decade.

Alford caused a stir at last year's meeting by asking tough questions of the bank's management.

"This is by far one of the worst-performing banks in the Central Valley," said Alford, a shareholder. "They are located in a growth market with good locations but they aren't earning much of a profit. That shows there is a problem."

Bank of Lodi had an efficiency rating of 75 percent in 1998, at a time bankers were trying to drive them below 60 percent. (Lower percentages indicate better efficiency.) In 2002, the bank's rating was 83 percent.

Zimmerman said the bank is paying the price for steps that will pay off in time with a larger, more profitable institution.

A fuss over funds: Bank of Lodi last year bought $5 million in trust preferred securities, a long-term debt on the books of the bank that counts as capital. Other new banks locally have bought trust preferred securities to manage their growth as they outgrow their capital, but Green said that's not the case at Bank of Lodi.

"This is expensive money, and they didn't need it," Green said.

Zimmerman counters that the bank's growth over the past three years and its anticipated growth required the bank to take on the new capital. Trust preferred capital doesn't dilute the holdings of shareholders, he said -- it allows for more growth and has tax advantages.

Bank of Lodi's board and management own about 15 percent of the bank. Green said they're doing well while other investors suffer.

"It is a very great bank if you are a director; it is a good bank if you are a customer; and it is a poor bank if you are a shareholder," Green said.

"The directors are very well perked, especially when you consider the performance of the bank," he said. "They pay 'director emeritus' $1,000 a month for life.

"I know $1,000 isn't a lot of money, but this isn't Citibank," Green said. "The directors get paid, they get bonuses, insurance policies and lifetime long-term care."

The bank's compensation is audited every two years by in independent firm, Zimmerman said, and the last audit last year found the bank to consistent with its peer group.

2003 ANNUAL SHAREHOLDERS MEETING
QUESTION & ANSWER PERIOD
APRIL 22, 2003

Chairman Zimmerman read the SEC regulated statement of safe harbor from a prepared script. He thanked those present and offered to answer questions from shareholders, following the 2002 report. Continuing from a prepared script, Chairman Zimmerman reported on the performance of income, growth and expansion of the Company during 2002, the results of first quarter 2003, and also provided an overview of the achievements, products and services introduced over the past five years.

Chairman Zimmerman continued, advising the shareholders of the on-going strategic plan of the Company, which focuses on 10% annual growth in earnings, balance sheet growth, expansion, products and services and the need for and results of that growth and expansion. He announced the planned opening of a new branch in downtown Sacramento. Chairman Zimmerman also reiterated the benefits to shareholders of the Company Stock Repurchase Program, which has been extended by the Board of Directors through the end of 2003.

Chairman Zimmerman continued reading from a prepared script and in conclusion, announced the celebration of the 20th Anniversary of the Company and invited the shareholders to enjoy food and festivities prepared for them this evening. He then recognized Regional Vice President, Chuck Milazzo as recipient of the Calaveras County Chamber of Commerce Herb Hansen Award for 2002 and Branch Manager, John Tudor as the Lodi Chamber of Commerce Volunteer of the Year (Lodi), thanking both men and all the employees and shareholders for their continued efforts and support, commending them for their contributions toward making Bank of Lodi *Simply A Better Bank*!

Chairman Zimmerman read from the Company's First Quarter 2003 Press Release and prior to opening the floor to questions and answers, read a prepared statement advising the shareholders that information had reached the Board of Directors and management of the Company that an attempt at filibuster might be made during this period. Chairman Zimmerman stated that shareholders not associated with Mr. Alford or Dr. Greene would be invited to ask their questions first, followed by a brief intermission, then Mr. Alford and Dr. Greene and those associated with them would be invited to present their questions.

Chairman Zimmerman stated that rules of protocol would be employed as follows:

- Shareholder wishing to speak must seek the floor from the meeting Chairman;
- Once recognized, the shareholder must state their name (to validate shareholder status);
- Each shareholder would be allowed reasonable time on the floor, not to exceed two minutes (affording all shareholders ample time);
- Each shareholder would be recognized for only one question at a time;
- Each shareholder would be recognized for only two questions, total.

Chairman Zimmerman opened the floor to the Question and Answer period.

Q: Steve Facaros (1501 shares) – "I voted 'No', but I like what you said." He then asked about the criteria considered regarding compensation determinations.

A: Chairman Zimmerman discussed the use of outside consultants (John, Parry & Alexander "JPA") and Steve Enna, Managing Director—both, well known and respected throughout the industry, serving over 50 financial institutions in California—to review and study compensation for CEO, senior officers and board members. He added that based upon the information received from that source, a recommendation is then made to the Compensation Committee of the Board for review and adoption by the full board, as appropriate.

Comment: Steve Facaros – 'I think you're being over-compensated and will sink the ship, here. You're taking too much from the Company.'

Q: Margaret Burlington (wife of F&M Board Member, Ralph Burlington) – 'Is it true that you've received an offer from F&M Bank to buy First Financial Bancorp?'

A: Chairman Zimmerman – 'We do not comment on unsolicited offers and confidential matters. We look to the advice of our legal counsel, investment bankers and other qualified professionals to evaluate it and address it in the boardroom.'

Q: Jack McAuley (ESOP) – 'When I was hired here three years ago, the business plan was laid out and the goals were clear. The train has left the station. Who are the board members who want to get off the train?'

A: Chairman Zimmerman – 'The board members are here tonight. It would not be appropriate for me to respond to that question. But if they wish, I would like to invite them to introduce themselves.'

Comment: Steve Coldani stood: 'I am one of those and am open to questions at any time.'
Kevin Van Steenberge stood: 'As am I. And, am also open to questions.'
Angelo Anagnos stood: 'I am also one of those board members.'

Q: Vern Weigum (1,029 shares) – 'Is it necessary for our size bank to go into almost every city in their area, to be a good bank and be profitable?'

A: Chairman Zimmerman – 'It's all part of the strategic plan. When we look at communities that we're in, Bank of Lodi has a small market share (relative to the four or five banks ahead of us). We evaluate other banks, the market, our team, products, infrastructure, etc. When we considered Sacramento, we examined the size of the market and our relationship with Mr. Stan Atkinson—the extent of familiarity of Bank of Lodi within the community and how we would be received. With our people, products and service, through growth and expansion we will increase our fair share of the available market.'

Q: Roger Virgil (*unable to verify shareholder status*) – 'Is it true that the Bank borrowed a large sum of money, last year?'

A: Chairman Zimmerman – 'Are you speaking of the Trust Preferred Securities or our short-term borrowings of fed funds?'

Roger Virgil: (*no response*)

A: Chairman Zimmerman – 'I think what you're talking about is the Fed Funds. Throughout the year, we look at our financial condition and particularly the balance sheet. Traditionally, our deposits run off the first of January through the mid part of April and then it starts to climb again. With our loan customers, we look at the borrowing commitments. We need to posture ourselves to meet the demands of liquidity to match off what our customers may require of us. We will borrow funds with which to be able to do that. With those funds, we have the cash/liquidity to be used by the customers. If we don't need that liquidity, we pay back (return) the short-term borrowings.'

Q: Floor – Questioned likelihood of a dividend offering. 'Not even 1%, before I go to meet Him?!' (*laughter*)

A: Chairman Zimmerman – Cash dividends are likely not to occur in the near future. With this growth rate, we need the capital. Stock dividends? To support our growth, right now we have the Stock Repurchase Program. At the present time, we do not believe it's in the Company's best interest to issue more stock and at the same time, retire stock. In order to support our growth, we took out the Trust Preferred stock, which did not dilute the shares.

Q: Floor – 'No dividends at all? No nickels or anything?!' (*laughter*)

A: Chairman Zimmerman – 'No Sir. Nothing I'm going to announce tonight.'

Q: David Alford (1,000 shares) - *attempted to ask a question.*

A: Chairman Zimmerman asked him to please wait, per the announced protocol instructions, until the second Q&A period.

Q: Kent Steinwert, President & CEO of F&M Bank (68,849 shares) attempted to ask a question, stating that he was 'not a part of the "Alford" or "Greene" group.'

A: Chairman Zimmerman reiterated that his questions would be answered during the second Q&A period.

Q: Clay Saylor (8,036 shares) – 'I asked a question three years ago regarding Stan Atkinson. We're doing well in Sacramento, but how much is he getting paid? Are we getting our 'bang for the buck' for him?'

A: Chairman Zimmerman – 'We have people here who have benefited from the recognition attributable to Stan Atkinson.' Chairman Zimmerman invited them to 'comment on the value of Stan' in their market.

Comment: Cathy Dougherty, RVP Elk Grove/Sacramento – 'As Leon mentioned, there is nowhere (*in the Elk Grove/Sacramento area*) that we can go wherein someone has not heard of Bank of Lodi. I don't think any other community bank can say that.'

Comment: Tom Vander Ploeg, VP/Senior Credit Administrator – 'I've been very involved in the Sacramento market for the past two/two and one-half years. Stan has been very instrumental in allowing us to get into those markets and grow our base.'

Comment: Carl Crug, RVP Lodi – 'The way I see the benefit, Mr. Atkinson provides integrity and honesty. When people see him, they associate those attributes to the Bank.'

Comment: Stan Atkinson – 'My wife and I are constantly amazed at the recognition that we still get. That is vis-à-vis the commercials I do for Bank of Lodi. Regardless of where I am or what else I may represent, two out of five people will recognize and associate me with Bank of Lodi, as they used to associate me with Channel 10. As I told Leon at the beginning, in two to three years time, you will notice the visibility factor being acknowledged in the community. You can ask Mrs. Atkinson!'

Q: Mrs. Burlington (wife of F&M Board Member, Ralph Burlington) – 'Can there be a motion to allow these people (*those relegated to the second Q&A period*) to speak?'

A: Chairman Zimmerman – 'No.'

Q: Ken Weible(sp?) (*unable to verify shareholder status*) – 'Have been a shareholder since day-one, I would like to increase my shares—if you improve earnings. What are the start-up costs (*going to be regarding Sacramento*)? Will it put you in the hole?'

A: Chairman Zimmerman – 'We don't anticipate a negative position for the company as a whole, but don't expect that branch to be profitable until 2004.'

Comment: Director Angelo Anagnos – 'I want to make a comment, just for the record. I want to express to the shareholders here, I am misquoted. I am not in the group of Mr. Alford. I have never made a comment to the Record (*newspaper*). My concern was made to the Board. I have never met any of them (dissenters) until this evening. I met (*Kent Steinwert of F&M Bank*) years ago, but have not spoken with him recently. I would like to have it made (*part of*) the record that I would never (*have*) presumed nor assumed to do anything with them.'

Comment: Director Steven Coldani – ' Nor am I, nor is Kevin (*Director Van Steenberge*) to be associated with Mr. Alford or Mr. Greene.'

Q: David Fourtney (500 shares) – 'In light of the sordid work in the past few years by the Bank, (*inaudible*)… why do you think it is that all the rating services say to "stay the hell away from that bank"?'

A: Chairman Zimmerman – 'In 1996, we used a plan that would capitalize on this building. This building is 36,000 sq ft and at that time, we had the branch and the lower level

occupied. The part to my right was leased to Grupe. The expense was substantial. We knew we had to grow to cover expenses. So, we developed a plan that included growth, expansion, products and services. We invested in technology early on and that was a good move for us. We knew it would take time and we knew it would be painful for some time. We've attempted to get to our goals. We are getting there. We need to get over $350 million in total assets, if we want the returns we desire to have. It will take a lot of work and devotion, but that is our objective.

Q: David Fourtney – Do you have the fiduciary duty to me to sell this bank in order to get there? If you look at what you're proposing, it will take four to five years to get where you want to be.'

A: Chairman Zimmerman – 'That is what we consider in strategic sessions—"What we can do? How we can do it? What will it take to make it happen?" We have the employees and Stan Atkinson who have taken ownership of the plan; they want to and can make it happen. We've got to get to a size that can allow it to happen. When this building was built, that decision was made and that's what we've got to accomplish.'

Q: Floor – 'The Bank bought back 2% of stock. Who bought it? The Bank or shareholders?'

A: Chairman Zimmerman – 'It was retired. That means, you own a little bigger piece of the pie.'

Chairman Zimmerman temporarily suspended questions and answers (6:28 p.m.) and advised that questions from Mr. Alford, Mr. Green, Mr. Steinwert and others in their party would be addressed after a short break to allow those who wish to leave and join the celebration to do so at this time.

At 6:41 p.m., Chairman Zimmerman invited Mr. Alford, Mr. Green and/or Mr. Steinwert to state their questions.

Q: Kenneth Dammel (123 shares) – 'Do you have anyone interested in the Bank?'

A: Jim Rockett, Parliamentarian – 'You're out of order.'

Q: Kenneth Dammel – 'Why don't you let them talk?'

A: Jim Rockett, Parliamentarian – 'You're out of order.'

Comment: Nancee Zimmerman – In response to Mr. Dammel's first question: 'Maybe we don't want to sell the Bank. Why don't you just sell your stock, if you're so unhappy? How about I buy your stock?'

Q: James P. Greene, DDS (2,000 shares) – 'First of all, I am not here to filibuster. I am a little disappointed with how you chose to run this meeting. My question is the same as it was last year. It's an earnings thing. (I) did some quick numbers with the first quarter—if you annualize that, your return on assets is going down. Your graphs do not refer to ROE or

ROA. This bank again rates at the bottom of its peer group. Your plan says, growth, growth, growth. But, you don't support that. You'll have to keep borrowing money because your earning capacity will not keep up with the growth. What do you plan to do about earnings?'

A: Chairman Zimmerman – 'Earnings have always been a part of our plan. We developed a plan with growth, products and services. I will not defend it. We are achieving the objectives we set in that plan. The ROA and ROE, we cannot achieve unless we have the size that gives us the capacity to do that. We need to have $350 million in assets to get to those ROA and ROE figures you want. We want them, too. Do you want over 1% ROA on $100 million, $350 million or a $500 million Company? The answer is easy to see. Given our structure, the greater the assets, the greater the opportunity to achieve a desired ROA & ROE. When this building was designed and built, we had a vision about how we wanted to grow the Company and expand. We knew we needed the people to do it. We have a team of extraordinary professionals. They are making it happen.

A: Stan Atkinson – 'The issue, I believe, Dr. Greene is the plan you want is a short-term plan and ours is a long-term plan. Our disagreement is on the plan, not on the goal.'

Q: David Alford (1,000 shares) – 'I'm not here to filibuster. I just want to ask questions for the shareholders. If you go down the street 30 or 40 miles, there is a bank in Modesto that is out-performing this bank. They continue to earn. I notice that there is nothing here to show income to the shareholders. The shareholders are losing substantial dollars.'

A: Chairman Zimmerman – 'It should be noted that Mr. Alford was a consultant for this Bank. We have not used the services of Mr. Alford for some time.'

Q: David Alford – 'Your chairman told me not to come back because I embarrass myself, and the shareholders.'

A: Chairman Zimmerman – 'We will answer your question, Mr. Alford. This Bank started out 20 years ago and is strong in the communities that we serve. Our strategic plan is long term. We've adhered to that plan. It is working and we believe that with that plan, we will continue to achieve our objectives. If you look at the charts, they show our growth success. The Bank you speak of is in an entirely different situation having organized in Modesto (Modesto Commerce Bank) after two very successful community banks were acquired.'

Q: Floor – 'Why is "big" so important?'

A: Chairman Zimmerman – 'Because, the income generated by size grows substantially faster than the expense to support the size.

Q: Kent Steinwert, President (F&M 68,849 shares) – 'I'm Kent Steinwert, President of F&M Bank, here representing the shareholders of F&M, because we do believe that this Bank has been under-performing. The market is tough. We don't intend to be hostile, but the only thing I wanted to say is the campaign war is working well. Sacramento is really

competitive. We purchase shares in the market and I'm concerned the buy-back program is leading the growth of the share price.'

A: Chairman Zimmerman – 'An example of how the Stock Repurchase Program has worked, one of our shareholders used the buy-back program to give to the Lodi Boys and Girls Club, which provided a most beneficial community transaction.'

Q: Kent Steinwert – 'Would you explain where (*inaudible*)? The growth is in the holding company."

A: Chairman Zimmerman – 'Consolidated in the balance sheet is Bank of Lodi, the largest subsidiary. The parent company, First Financial Bancorp issued the trust preferred last year. I don't believe I fully understand your question.'

Kent Steinwert – (*no response*)

Q: David Alford – 'When you try to reconcile all the numbers you read in the press releases, where is the growth?'

A: Chairman Zimmerman – 'The growth rates at Bank of Lodi are significant at a point-in-time and on an average basis as mentioned in my prepared remarks and reflected on the charts shown here this evening. In the growth of the bank, beginning in the second quarter last year, we ran off several million dollars in CD's. We saved $1 million in interest expense doing that. We feel that was a wise decision to make at that time. Additionally, the demand deposit side grew double digits. We make more money on demand deposits than we do on CD accounts. We want to continue to do that with the teams we have and the relationships we have, as demand deposits are the relationships we want to have. We could create size by raising rates in CDs. Last year we chose not to do that.'

Q: David Alford – 'That didn't answer the question. The press releases say you've grown double digits. Where is the growth?'

A: Allen Christenson – 'Let me see if I can rephrase what Leon has said. If you take a look at how a bank funds its growth, deposits are one way to do it. Relationship deposits. With CDs, we can easily bring in six-months to one-year commitments. We have other low cost opportunities to provide short term funding for our needs. The strategy we implemented was to not focus on the CD's. We elected to use other types of funding to permit growth. '

Q: David Alford – (*started to interject*)

Comment: Jim Rockett, Parliamentarian – 'You've had your questions answered, Mr. Alford.'

Comment: Chairman Zimmerman – 'Okay. Let's enjoy the party.'

Q: Floor – 'After listening to this meeting, I have a question. You borrowed money for your regulatory capital. You borrowed money to satisfy what?'

A: Chairman Zimmerman - - 'One of the reasons we did the Stock Repurchase Program was we had the money from the Trust Preferred. We talked to several shareholders, many who 20 years ago were in their 50's and 60's and are in their 70's and 80's, today. We provided an opportunity through the Stock Repurchase Program to give those people the ability for liquidity. We felt it was the right thing to do. We utilized $2 million for growth for the bank. Growth has to be supported by capital. You either have earnings, or you raise capital. We have people here who are professionals driven to make it happen. We are growing faster than earnings are contributing to capital.

What could we have done to raise additional capital? We considered what to do. The Trust Preferred program allowed us to increase capital, did not dilute the number of shares and the current shareholder owns their same percentage of the company. We thought that a wise and prudent way to sustain the growth. Keep in mind that we needed to reach the $350 million mark and we needed to focus on that for ROE and ROA. Investment consultants said it was a bold plan, but would work. Will it take time? Yes. I believe we have people in place that own this company, have taken an ownership interest in it, are very professional and I trust them. When I retire, I have confidence that they will continue to aggressively grow this bank.'

Q: Floor – 'How about the shareholders? Why not the shareholders? What did we do wrong? You used our money for 20 years.'

Floor – 'We sit here with our mouths open. People are beginning to say the board's performance is not satisfactory.'

A: Chairman Zimmerman – 'That's a good question. We actually have here one of the board members at that time, who said that for the bank to grow, we needed to have a younger board; that we needed to establish a retirement age of 75 years in order to force younger directors to carry on. It was about that time that Bo (Katzakian) retired along with Ray Coldani. If you look at community banks through the United States and California, you'll see that one of the challenges they have in their boards is the director who has been there for some time and are above age 70 and 80 years. What do you do? They enjoy what they're doing, but new and younger blood does not come on the board. Thus, you set a retirement age limit. The board member knows when to retire and the board finds the person to replace the retiring member. We bring in a new person to learn the regulatory rules, the objectives, how management works, the goals and strategic planning.

'I believe in the person who made that motion and established the age limit. Without it, how do you go to a friend who has been sitting on the board next to you and say 'it's time to go'? It was a wise decision and I would like to acknowledge Ray Coldani as that retired board member for having the vision to resolve that situation.'

(*General applause*)

Q: Floor – (Joe Balcoa 10,619 shares) – 'Do you stop using them as consultants?'

A: Chairman Zimmerman – 'I don't go to Ray's office very often, he comes here! But, yes, they are a source who started this bank, with information and experience and for us to use their expertise is very beneficial.'

Q: Virginia Roberts (3,585 shares) – 'We originally bought $10,000 worth of stock. What would you consider that worth today?'

A: Allen Christenson – 'If you look at your original $10,000 investment, you paid $10,000 and when it split, you doubled your number of shares. You have twice as much stock, but didn't need more money. If you were to sell it today, how much would it be?'

Q: Virginia Roberts – 'We're not interested in selling our stock. What is the number?'

A: Chairman Zimmerman – 'Allen would take the shares you bought then, add in the shares received from stock dividends and total the number of shares times the current market price per share.'

Comment: Allen Christenson – 'I am not comfortable providing that number publicly, but I would be happy to meet with you personally.'

Q: Floor – 'Put it in your newsletter.'

A: Chairman Zimmerman – 'That is a good comment and we will take that under advisement. It's a good idea and we'll consider it.'

Q: Floor (Lady) – 'I want to make a comment. We asked Jan Young if she would make a donation to our community organization and she offered a $100 savings bond. We were very pleased that she gave us that from the Bank.'

A: Chairman Zimmerman – 'I would also like to make a comment. Several years ago I mentioned in my speech and our newsletter, that we have a ratio of employees to community organizations that I would put up against any institution. We asked our employees what they wanted us to do about community participation. Our response was an overwhelming number of employees involved in many, many community organizations. We arranged our marketing budget around those organizations. We put our money behind you, our shareholders and employees working with community organizations.'

Q: Floor (Lady) – 'How do you feel with this unrest of the shareholders? They think they're not getting anything out of it and want something back.'

A: Chairman Zimmerman – 'I feel good about your comments and concerns. We have a long-term plan and that plan will take time. We have the people here who will continue to make it happen as is being represented by the charts you see here.'

Comment: Lady – (*walking out of the door*) 'Same old crap.'

Q: Susan Williams (F&M employee with 4 shares) – 'On a different subject: I was reviewing all your director qualifications and am impressed with the good people. That's not a problem. However, I am involved in several other institutions with small stockholders. I notice a concerted lack of women on this board. Maybe for the next election? There must be women who could handle the job well. You should have at least one woman representative.'

A: Chairman Zimmerman – 'That's a good thought.'

Q: Floor (*interrupted*) – 'How many directors are there on the board?'

A: Chairman Zimmerman – 'Ten members.'

Q: Floor – 'Do you meet once per month?'

A: Chairman Zimmerman – 'Yes.'

Q: Joe Balcoa – 'How much do you make?'

A: Chairman Zimmerman – 'It's publicly stated in the Proxy Statement. I would like to make another comment. We go through a process. We have an active list of potential candidates for board membership. We break that down for the committees on which they must serve. We consider how they can serve in the community. The industry they represent. What they can bring to the board in experience, expertise, interest, and commitment. We approach the potential candidate informally at first. One of the predominant responses we receive is that the candidate does not want to accept the risk that a director must take because of the regulatory requirements. All of this limits the potential opportunities. But, to have a woman on the board of directors? Yes, we could consider a woman who may run a company or who might be a CPA. We could contemplate one or two more CPA's on our board, today, in light of the Sarbanes-Oxley Act.'

Comment: Joe Balcoa – 'I didn't know we could look at the proxy and get that information.'

Q: Floor – 'How much is a director paid?'

A: Allen Christenson – 'The fees are varied. The chairman is paid a different sum. The base retainer for a director is $24,000 per year.'

Comment: Joe Balcoa – 'How do you get on the Board?!'

A: Chairman Zimmerman – 'Each board member is personally liable, financially.'

Q: Floor – 'What are the benefits?'

A: Chairman Zimmerman –' There are benefits and as I said, we followed the outline in the JPA study as they review the industry. For the risks a director takes, particularly today, we feel it is adequate.'

Q: Floor (Lady) – 'Are they personally liable if this bank were to go upside down?'

A: Chairman Zimmerman – 'Yes. They are personally, financially liable.'

Comment: Floor – 'They get health benefits?'

A: Chairman Zimmerman – 'Yes. But, they pay individually for them (*medical, dental and vision*), each month'

Chairman Zimmerman concluded the question and answer period at 7:20 p.m. and invited the remaining shareholders to enjoy the 20th Anniversary Celebration.

Respectfully Submitted,

Patricia Mancebo
Executive Assistant & Recording Secretary

DRAFT GIVEN TO DISSIDENTS

April 24, 2004

Gary Steven Findley Esq.
Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806

Dear Gary:

This is to inform you that we are immediately terminating your engagement as counsel and consultant. We do this in light of the inappropriate comments that you made to the press that have caused embarrassment to First Financial Bancorp and Bank of Lodi. You were not authorized by us to make those statements and they are inconsistent with our fiduciary duties as directors. Your comments as our counsel have caused dissention with our fellow board members, have upset the staff of the Bank and have prejudiced our institution in the eyes of the community and, most importantly, our shareholders.

You are directed to immediately return all materials, documents and data that we have provided to you, including any shareholder lists and board materials. These documents should be returned to the Bank's counsel, James Rockett of Bingham McCutchen LLP. You should retain no copies of these documents. Moreover, you are to keep confidential, in accordance with your attorney-client obligations, all information that we have provided to you. We demand that you cease any third party communications with respect to matters that were discussed with you, including our views related to the performance of the Bank and any dissatisfaction that we may have expressed to you. If we learn from any source that you have disregarded this instruction, with the full support of the Bank, we will vigorously enforce your attorney-client confidentiality obligations.

If you have any questions concerning the foregoing, please contact Mr. Rockett as counsel for the Bank.

Very truly yours,

Angelo J. Anagnos Steven M. Coldani Kevin Van Steenberge

April 29, 2003

Benjamin R. Geohring,
Chairman of the Board, First Financial Bancorp & Bank of Lodi

Dear Ben,

We wish to extend our appreciation to the Board for giving us one week to consider the ultimatum delivered to us on April 24, 2003 by the Bank's legal counsel. We understood the ultimatum to be that if we terminated the relationship with our attorney and forwarded a letter of termination, we would not be removed from the Board of Directors of Bank of Lodi, NA. We understand that the Board of the holding company does have the ability to take such an action even though the shareholders recently elected all of us to the Board of Directors.

As shareholders and directors we take our responsibilities seriously and believe that our primary fiduciary duty is to the shareholders and to the creating of shareholder value, both in the short term and long term. In listening to the comments of management and the Bank's attorney, both at the Annual Meeting of Shareholders and also on April 24, 2003, it is very clear that the Bank's President and some directors have mixed priorities, believing that the primary fiduciary duty is owed to the staff rather than the shareholders. Unfortunately some have forgotten who we, as directors, work for – the shareholders!

Over the past week we have each been contacted by several shareholders who were unhappy with the lack of financial performance of the Bank, and more importantly the lack of professionalism demonstrated by Management and certain directors at the recent Annual Meeting of Shareholders. Several members of Management as well as directors have made disrespectful comments about each of us as well as several other shareholders who felt it appropriate to ask questions concerning the Bank. We have been chastised for some articles that have appeared in local newspapers questioning the Bank's performance when none of us have had any discussions with any media. The reputation of the Bank is not impacted by a few articles that question the financial performance, but rather by Management's failure to answer questions truthfully and completely. Many of the shareholders of our Company who were in attendance at the Annual Meeting of Shareholders believe the President is not honest or forthright and that our Company is not interested in the welfare of the shareholders, but rather the welfare of a few. This is poison to the Bank and must stop immediately.

To move this along, we are acceptable to the ultimatum delivered on April 24, 2003 with the following conditions:

1. President Leon Zimmerman immediately resign as President and Chief Executive Office of the Bank and the Company. The Board of Directors will begin a

search for the permanent replacement for Mr. Zimmermann. which will be an outside individual. Mr. Zimmerman will resign as a director of the Company and the Bank.

2. The Board of Directors will freeze all stock option grants and any incentive compensation programs until an outside third party has reviewed and makes a full report to the full Board of Directors. The Board of Directors will also reduce by 50% all director fees and compensation until a reputable third party consultant performs a full and complete review.

3. The Board of Directors will adopt a policy that the minutes of all Board and committee meetings will be made available to all Board members and will accurately reflect the action and discussion that took place at the meeting.

4. In accordance with our previous requests, the Board of Directors will schedule a strategic planning retreat with an independent third party to review the strategic goals and objective of the Bank and how to maximize shareholder value both in the short term and the long term.

We understand that these items may seem as ultimatums; however, each of us are merely interested in performing for all of the shareholders and not just a few. These are actions that the Board of Directors should have taken a long time ago. We also understand that some individuals may be quite upset and will not act professionally and in the interest of the Company and the Bank. We have long believed that the interest of the shareholders overshadows the interest of a few. The Board of Directors may take the action to remove us from the Board of the Bank; however, as we all know, that will not solve the problems that we face, but rather compound the problems. We believe we have the responsibility to the shareholders to represent their interests and to do what is right. In today's environment of corporate responsibility and shareholder rights all of the directors owe a fiduciary duty to do what is right. We encourage each of you to take the right action; we know we will be going forward.

Angelo J. Anagnos   Steven M. Coldani   Kevin Van Steenberge

cc: Weldon D. Schumacher, Robert H. Daneke, Daniel M. Lewis, Robert H. Miller III, David M. Philipp and Leon Zimmerman


The Business Journal
SERVING SAN JOAQUIN & STANISLAUS COUNTIES

May 2003

Bank of Lodi is moving forward into Sacramento

Shareholder meeting rings a few dissidents' bells

James P. King

The Business Journal



As Bank of Lodi pursues its goal of becoming a billion-dollar institution with the opening of another office, this time in downtown Sacramento, its growth strategy is being questioned by some bank shareholders. Depending upon your source, Bank of Lodi is either a very well run community bank or "about the worst bank in Northern California."

That quote is from Bank of Lodi shareholder Dr. James Green, an Antioch dentist who has spent a number of years investing in community banks, has served on the boards of four and has expectations -- based on the performance of the banks in which he has previously invested -- of stock value growth and healthy dividends.



Green has been joined in his criticism of Bank of Lodi's performance by Dave Alford of the Alford-Spencer Financial Group of Sacramento. Alford, 56, is a consultant, primarily to small community banks. His career has included various consulting and executive positions with banks in Chicago, Colorado and California.

While Alford has supporters, he also has his detractors, although none would agree to go on the record for this story. Nevertheless, some bank executives, consultants and retired bank officials interviewed for this story have referred to Alford's role in shareholder meetings as "suspect," because, they claim, he has prior relationships with "a handful" of dissident shareholders as well as with individuals who buy banks if the "going price is low enough."

Another critic of Bank of Lodi has been Gary Findley of the Findley Companies, a group of companies that includes Gerry Findley Incorporated, a "banking consulting-investment advisory" service; GFI Bank Rating Services; The Findley Reports Newsletter; and Gary Steven Findley & Associates, a "banking law" firm. Findley is also a Registered Investment Advisor, according to his company's Web site.

While it is not clear which hat Findley wears when he criticizes Bank of Lodi, he has gone on the record saying he thinks the bank is underperforming. Findley did not return a phone call for this article.

Sources, who also declined to go on the record for this story, indicated that Findley might be working with some board of director members because there is "dissatisfaction" with shareholder return on investment.

But Leon Zimmerman, Bank of Lodi president and CEO, disagrees with these criticisms.

"At the end of March, our total assets had increased by $28 million, or 12 percent, to total $260 million," said Zimmerman. "That's up from $60 million when we first announced our plan for a major growth program in 1996.

"Our plan is to become a billion dollar institution. By the end of 2004, our plan is to be at $350 million and at $500 million by the end of 2007. That may accelerate with our move into Sacramento," added Zimmerman.

To foster this planned growth, Zimmerman said he has begun to expand board membership to include individuals who have connections beyond the Bank of Lodi's historical financial relationships.

Zimmerman said that Bank of Lodi would open its Sacramento branch in the Meridian Plaza office building, presently under construction across from Capitol Park on "L" Street, in the fall.

"We have positioned ourselves so that we have a lot of room to grow. We have a lot of room to grow in Folsom and Elk Grove," said Zimmerman.

"We have captured 35 percent of the market in San Andreas. We are meeting out total asset growth projections, our loan growth projections and our deposit growth," he added.

Eric Northman, a mortgage broker with 16 years in banking, said that Bank of Lodi "went into a high growth area in Folsom, and they're doing well.

"They're going into downtown Sacramento -- not overly populated when it comes to banks. That location they're going into is an excellent location. If you count the number of community banks in that area, there aren't many."

Green says he thinks Alford became upset when Zimmerman told shareholders at their April 22 meeting that he would "take questions from the floor except from Dave Alford and Jim Green."

"I think Dave got irritated with Leon and Bank of Lodi as a result of that statement," said Green. "I know I did. I think Leon is worried that we can read annual reports and read between the lines."

Green and Alford have a relationship that goes back at least to East County Bank in Antioch when Green was on the board and Alford was hired to do consulting work for the bank.

One of the more intriguing questions regarding the April Bank of Lodi shareholder meeting, however, was the active presence of Kent Steinwert, president of Farmers & Merchants Bank -- a bank that achieved its own billion-dollar deposit benchmark last year.

The reasons he was there, according to Steinwert, were twofold.

"Farmers & Merchants Bank has an equity position in Bank of Lodi," said Steinwert. "We have seen that this bank underperforms peer banks. We're interested in this. We feel there might be a better opportunity for shareholders, and we see a chance to provide their shareholders with a better return down the road."

"When you grow a bank," said Green, "for every $10 million you increase the assets, you need $800,000 in capital to back up the growth. You can do this one of three ways: through earnings; selling more stock, and that dilutes the value for existing shareholders; or you can borrow money."

"If you borrow money, that's known as trust stock. You borrow money, and they still call it capital," Green added.

"But, with Bank of Lodi, the earnings are so low, the earnings won't support growth. The only ways they can do it are to sell more stock or borrow."

According to Zimmerman, first quarter 2003 reports showed that Bank of Lodi's gross loans increased $21 million, or 14 percent, to total $170 million. Total demand deposits increased $21 million, or 21 percent, to total $122 million, when compared to March 31, 2002. Total deposits for the same period increased $20 million, or 10 percent, to total $226 million, as compared to last year. Net income for the first quarter totaled $342,000, or $.20 per diluted share -- an increase of 22 percent.

Net interest income, according to Zimmerman, totaled $2,629,000 compared to $2,149,000 for the same period last year -- an increase of 22 percent, or $480,000. Zimmerman said that the bank's annualized return on total average equity was approximately 7.1 percent and return on assets was 0.53 percent.

"Typically," said Zimmerman, "community banks earn somewhere around a 1 percent return on their assets.

"Last year, we earned approximately a 0.6 percent return. When you consider that we did that even with our growth program in place, that's on track."

Bauer Financial, Inc., of Coral Gables, Fla., has awarded Bank of Lodi a four-star or "excellent" rating and has listed them on Bauer's Recommended Bank & Thrift Report.

Bauer Financial regularly analyzes and reports on the financial conditions of American banks, utilizing information in the individual bank's "call reports" that regulators require each federally insured bank to file. Bauer then supplements this data with its own research.

Bank of Lodi has branches in Lodi, Woodbridge, Lockeford, Galt, Plymouth, San Andreas, Elk Grove and Folsom. Its Sacramento branch will be its ninth office


The
Business Journal
SERVING SAN JOAQUIN & STANISLAUS COUNTIES

Request For Shareholders List

To: First Financial Bancorp
701 South Ham Lane
Lodi, California 95242

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

From: Angelo Anagnos
Steven Coldani
Kevin Van Steenberge
Raymond Coldani

Date: May 21, 2003

The undersigned, Angelo Anagnos, Steven Coldani, Kevin Van Steenberge and Raymond Coldani are the record holders of at least five percent (5%) of the outstanding voting shares of First Financial Bancorp. We have attached the latest proxy statement from First Financial Bancorp that identifies our ownership in the voting shares of First Financial Bancorp. In the capacity of shareholders owning more than five percent (5%) of the voting shares of First Financial Bancorp and by virtue of California Corporations Code Section 1600, we posses the absolute right and hereby demand a list of the shareholders of First Financial Bancorp, which shall include names and addresses, as of March 3, 2003, the record date for the Annual Meeting of Shareholders of First Financial Bancorp that was held on April 22, 2003. Enclosed is a check representing the usual charges for the list, in the amount stated by Mellon Investor Services LLC, transfer agent for First Financial Bancorp.

Please have the list available on on or before ~~May 30,~~ June 6th 2003, which is five business days from the date of this demand. Please contact Steven Coldani at (209) 334-0527 when the list is available to arrange pickup.

Dated: May 21, 2003

Angelo Anagnos

Kevin Van Steenberge

Steven Coldani

Raymond Coldani

ORIGINAL DOCUMENT PRINTED ON CHEMICAL REACTIVE PAPER WITH MICROPRINTED BORDER

COLDANI REALTORS INC.
1606 W. KETTLEMAN LN., SUITE J
LODI, CALIFORNIA 95242
(209) 334-0527

EXPLANATION

90-844/1211

6350

PAY AMOUNT OF Three Hundred Dollars and no/100 DOLLARS

DATE	TO THE ORDER OF		CHECK NUMBER	CHECK AMOUNT
5/29/03	First Financial Bancorp.	Shareholder list	6350	$ 300.00

COLDANI REALTORS, INC.

FARMERS & MERCHANTS BANK OF CENTRAL CALIFORNIA
VINEYARD BRANCH
1020 W. KETTLEMAN LANE
LODI, CA 95240

⑈006350⑈ ⑆121108441⑆ 110096590 1⑈

Rockett, James

From: Gary Steven Findley [gsf@findley-reports.net]
Sent: Thursday, May 22, 2003 8:47 AM
To: Rockett, James
Cc: Steve Coldani
Subject: Lodi follow up

Jim. Thank you for arranging the meeting of yesterday. When Steve Coldani arrived back at his office he had been hand delivered a letter of May 21 from F&M. Steve called me immediately and I asked him to call Ben Goehring to immediately notify the Bank that this letter was received by a director. Steve assumed that each director received the same letter. When Steve informed Ben of the letter, Ben thanked Steve for the call and stated that he and others were expecting this letter to be delivered in the morning. Steve, Angelo and Kevin were unaware of the offer during our meeting - however due to the fact that Jean Luc was on the phone and Michael was present, coupled with your comments of several things moving - it appears that you suspected that an offer would be received.

After the meeting, the three directors and I met to discuss a course of action. We had a letter and check prepared for the shareholder list request and were prepared to deliver that letter this morning. However, since an offer has been received from F&M, we do not believe that it is appropriate to request the shareholder list at this time. The Board of Directors of First Financial Bancorp, with the assistance of the professionals will need time to act on the proposal and conduct a thorough review. We would expect that the three Steve, Angelo and Kevin will be included in the discussions and decisions in order for the Board of Directors to exercise their fiduciary duty in the interest of all shareholders of FLLC. As always they will maintain the confidentiality of this matter.

Jim - we still expect to present the request for the shareholder list in the next 10 days. As promised in the meeting yesterday we will not send a letter to shareholders without notifying you that a letter will be sent. We also will not share the shareholder list with anyone else. Due to the F&M proposal we have no plans to send a letter in the near term. We also want to be clear that any letter to shareholders would not comment on any confidential or non public information concerning FLLC or Bank of Lodi. We are also prepared to execute a non disclosure agreement if you wish to share the strategic plan, compensation study and other materials concerning the direction of FLLC or Bank of Lodi. As indicated in the meeting we are very concerned with the future direction of the Bank and are offering to help. History has not been kind to the Bank and we are concerned that Bank may be repeating its past mistakes.

One final point - Steve, Angelo and Kevin are in complete agreement with the concept that the Bank is not on the market and should not be as long as there is a viable plan - what we don't feel comfortable with is whether there is a viable plan that does add to shareholder value.

Best regards
gsf

Bank battle becoming bitter

F&M wants to buy Bank of Lodi, who says they're not for sale

By Ryan Campbell
NEWS-SENTINEL STAFF WRITER

Lodi's two homegrown banks are engaged in the financial version of a desperate siege, with egos, jobs and millions of dollars on the line.

The commanders in this conflict are two of Lodi's most respected — and highly compensated — executives.

Kent Steinwert

Kent Steinwert is the savvy, assertive president of Farmers & Merchants Bank, a venerable and prosperous Lodi company that has traditionally kept a low profile.

He is leading his bank's effort to gain shares, and perhaps a controlling interest, in the Bank of Lodi, a smaller rival bank.

Leon Zimmerman

Leon Zimmerman is the top executive of the Bank of Lodi, as well as the bank's second largest shareholder. Articulate and methodical, he is forcefully resisting Steinwert's advances, which he bluntly describes as an attempt at a "hostile takeover."

"The Bank of Lodi is not for sale — so why do they continue to make overtures?" Zimmerman asked.

It is, in effect, F&M versus Bank of Lodi, and the outcome is far from clear.



J. PAUL BRUTON/NEWS SENTINEL

Farmers and Merchants Bank's main branch at 121 W. Pine St. in Lodi.

Steinwert maintains that the Bank of Lodi can and should be more profitable. And if F&M doesn't take control of the Bank of Lodi, he says, an out-of-town interloper might. Zimmerman maintains the bank is on a solid course of expansion and that Lodi is best served by two local banks, not one. Even so, he is facing rumbles from dissident directors who share concerns about the bank's performance.

Zimmerman, quite flatly, wants Steinwert to go away. It doesn't appear, though, that he will. In fact, F&M already owns a chunk of stock in the Bank of Lodi and aims to buy even more.

Executives in conflict

Steinwert, 50, joined F&M in 1997 after serving as an executive with the Bank of America. He earns $744,000 per year, according to documents filed by the bank with the Securities and Exchange Commission. He controls a relatively fractional amount of F&M stock, which is sold through the bank itself and intermittently through some financial agents. (Shares in the Bank of Lodi are sold through a select number of local agents as well.)

Please see Bank Battle, Page 14

said at the mediation sessions must properly remain confidential, he said.

Land said he was angered when Hitchcock, at the last meeting, announced a closed session vote on whether the city should attend future mediation sessions or not.

"I want to emphasize that I would not be saying this if it wasn't for the fact that the may-

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By Jennifer Pearson Bonnett
NEWS-SENTINEL STAFF WRITER

In last year's budget, $2 million was spent on city employee pensions.

That figure will leap to $7 million in the next five years. After that, the amount is unknown.

What is known, though, is that enriched city employee pensions will cost taxpayers dearly in coming years. And that likely means fewer services, higher fees and depleted city reserves.

The increases are due to a confluence of factors: sharply improved pensions which are keyed to higher salaries, earlier retirement ages and longer lifespans.

Lodi, however, is not alone.

Monetary shortfalls to the state Public Employees' Retirement System, commonly known

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Mexican restaurant to move into Salvation Army's downtow

By Ripley M. Howe
NEWS-SENTINEL STAFF WRITER

the dishes are presented with a stylish flourish. Dinner prices are in the $10-$20 range

The move by the charitable religious organization was aided by a fund-raising campaign that started last August. It

Bank Battle

Continued from Page 1

With total assets in excess of $1 billion, F&M is substantially larger than the Bank of Lodi, according to F&M's quarterly reports.

Started in 1916, F&M has branches from Turlock to Sacramento and employs about 320 people.

Steinwert frames his bank's interest in the Bank of Lodi as straightforward and respectful.

"Our approaches were totally honorable and upfront," Steinwert said. "There is no intention of ever being hostile."

Combining both institutions would ultimately prove beneficial to both companies, their customers and the community, according to Steinwert. The Bank of Lodi is underperforming, he said, and risks being scooped up by a bank based outside of Lodi.

"We were trying to provide them with an option for them to evaluate which was in the best interests of both of our shareholder groups," he said.

For more than a year, F&M has gradually been increasing its stock ownership in Bank of Lodi through market purchases. Until recently, F&M had owned just under the 5 percent threshold set by the SEC.

Steinwert said that it is "very possible" that F&M will soon own enough stock to be required to file with the SEC. He would not, however, comment on when the filing would take place or how much Bank of Lodi stock his company currently owns.

Zimmerman, 60, is more than the Bank of Lodi's top executive. He also owns a fair-sized chunk — 8 percent — of the bank's stock, amounting to 134,054 ter a combination agreement. The other is when a bank wants to forcibly acquire another.

"If you have enough shares, you can muscle your way onto the board," Alford said.

Mark Plovnick, dean of the Eberhardt School of Business at the University of the Pacific in Stockton, said the ownership of shares would suggest that F&M may in fact want to take over Bank of Lodi.

"Typically, banks don't own stock in a rival company," he said. "The only time they would do such a thing is if they wanted to acquire the company."

According to Steinwert, his company owns stock in Bank of Lodi for two primary reasons: First, because if the bank is not performing at the level he feels it should, the stock can be bought for a low cost and be sold higher if the bank turns around.

The second and potentially more significant reason is that F&M wants to have a bigger stake in the bank if it is ever sold, according to Steinwert.

F&M acknowledged that it made more than two offers to buy Bank of Lodi spread over more than a year, but Steinwert declined to elaborate.

Bank of Lodi falls behind other similar-sized banks in terms of return on assets, operating efficiencies and return on shareholder equity, according to Steinwert.

Alford and a handful of other shareholders have long complained to Bank of Lodi executives that the company is not making enough money.

Three board members are apparently concerned, too. Steven Coldani, Angelo Anagnos and Kevin Van Steenberge, speaking through attorney Gary Findley, say they are considering a letter to be sent out to shareholders early next week. Findley, a bank consultant and editor of the Findley Reports Newsletter, and also a Bank of Lodi shareholder, said the directors believe the bank's performance is below that of its financial peers. They are also concerned that Zimmerman has not evaluated F&M's interest carefully enough.

But Bank of Lodi officials reject such appraisals, saying the bank is expanding and steadily building shareholder value for the future.

"No doubt there is disagreement," said Robert H. Daneke, executive vice president of the Bank of Lodi. "But if they aren't happy with the way the bank is performing, why don't (the dissident shareholders) sell their stocks back to us?

"We are not interested in a war."



The board room at the Bank of Lodi is where all decisions are made final


LACK OF SERVICE

Zimmerman, 60, is more than the Bank of Lodi's top executive. He also owns a fair-sized chunk — 8 percent — of the bank's stock, amounting to 134,054 shares. He earned $217,000 in 2002, according to bank documents.

Conference room showdown

With roughly 1,100 shareholders mostly from Northern California, Bank of Lodi has eight offices from Lodi to Folsom and plans to open another branch in downtown Sacramento, according to Zimmerman.

Bank of Lodi and its parent company, First Financial Bancorp, were established in 1982. Today the company has $260 million in total assets.

According to Zimmerman, the bank is engaged in a plan of growth and expansion that has made it a healthier company, and one that is more attractive to other banks.



The abrasion between the two banks and their top executives was sparked at an April 22 annual shareholder meeting held at Bank of Lodi's headquarters on Ham Lane.

The plush red carpet and glossy oak tables of the bank's main lobby were the scene of what, in financial terms, equated to a street fight between competing interests.

According to those present, about 100 mostly male shareholders in business suits gathered after hours to discuss the performance of their bank. Among them was Steinwert, committing what is generally considered a taboo among banking executives — attending a shareholder meeting for a rival community bank.

Steinwert maintains that he never intended to visit the meeting in person. He only came to the meeting after other, less senior F&M executives were refused entry by Bank of Lodi employees, he said.

In any case, Steinwert reportedly tried to speak to Zimmerman, who eventually confronted and rebuffed him.

During the meeting, three Bank of Lodi board members were reportedly labeled as dissidents while some minority shareholders were initially not allowed to participate in the meeting at all.

What's driving F&M?

One shareholder who spoke critically at the meeting was

committing what is generally considered a taboo among banking executives — attending a shareholder meeting for a rival community bank.

Steinwert maintains that he never intended to visit the meeting in person. He only came to the meeting after other, less senior F&M executives were refused entry by Bank of Lodi employees, he said.

In any case, Steinwert reportedly tried to speak to Zimmerman, who eventually confronted and rebuffed him.

During the meeting, three Bank of Lodi board members were reportedly labeled as dissidents while some minority shareholders were initially not allowed to participate in the meeting at all.

What's driving F&M?

One shareholder who spoke critically at the meeting was David Alford, a Sacramento bank analyst who once performed work on a contract basis for the bank.

According to Alford, of Alford-Spencer Financial Group, this kind of cross-bank ownership is peculiar in the industry.

"It is not typical that one bank holds stock in another bank," he said.

There are two reasons for such purchases, he said. One is when two banks voluntarily en-


NK OF

June 23, 2003

Dear Shareholder of First Financial Bancorp/Bank of Lodi, N.A.,

As outside Directors of First Financial Bancorp ("Company"), we felt it our responsibility to express our concerns to you as shareholders concerning the recent activities of Company and its wholly subsidiary, Bank of Lodi, N.A. ("Bank"). We each have been Directors for a number of years and one of us, Angelo Anagnos, has been a founding Director of both Company and Bank.

In April of this year, the shareholders elected the three of us, in addition to seven other individuals, to the Board of Directors of Company to oversee the Company and Bank and to represent the shareholders interests. Over the last several months there have been a number of newspaper articles written concerning the mediocre performance of Bank and, for the most part, while we have not publicly stated our concerns, these articles mirror our concerns which have been expressed for several months to the Board and Management. Due to the fact that we have expressed our concerns and have been critical of the actions of certain Directors and Management, a majority of the Board of Company removed us as Directors of Bank. The Board of Company have also moved to quarterly meetings and have not provided complete financial information, on Company or Bank, in order for us to perform our fiduciary duty on behalf of you, the shareholders. These Directors and Management believe that through intimidation tactics and by isolating the three of us, they will be able to continue with their secretive course of action which we do not believe is in the best interest of all shareholders.

On behalf of the shareholders we have asked tough questions of Management and have not received appropriate answers. Of specific concern is the future direction of Bank and the level of compensation paid to Management. We believe that as Directors, we work on behalf of the shareholders; that is all shareholders and not just a select few. Therefore, we felt it our responsibility to communicate to you our concerns so that you have as much information as possible. We want to take this opportunity to identify three of our basic concerns:

1. <u>Financial performance and direction.</u>

For some time we have been concerned with the lack of financial performance. We engaged a well respected banking expert and attorney to evaluate the financial performance of Bank over the last 10 years compared to a peer group. We were surprised to find that your Bank was the worst performing bank within the peer group (established banks within a 150 mile radius of Lodi). For 10 years the performance of your Bank has been poor, both on return on assets, return on equity and other performance ratios. While your Management and Directorate focused on a growth pattern, other banks in our market were focusing on creating shareholder value. Sadly, the shareholders have been left behind.

While your Management and your Board has focused on growth, it is interesting to note that the growth that has been so key to the strategic plan has also been below peer group. On March 7, 2003, prior to the Annual Meeting of Shareholders, your Management reported that total assets at year-end 2002 were $255 million, a growth of 13%. However, what they forgot to state was that approximately $20 million of that growth was identified with a $5 million trust preferred security offering in 2002 and $15 million of overnight borrowings by Bank on December 31 to artificially increase the assets of Bank at year-end. This double digit asset growth, which was heralded in the March 7, 2003 press release was really single digit and below peer group level. This action by your Management raises integrity questions. In the same press release, the Company's net income for 2002 was reported at $1,355,000. What was missing from this reported good news was the fact that the net income was largely the result of earnings on bank owned life insurance and non-reoccurring securities gains. We, as Directors of your Company, believe honesty matters and that it is important that what is communicated to the shareholders accurately reflects the financial condition of your Company and your Bank. We do not believe that the information that has been disseminated by your Management and your Board has met that test.

For 10 years your Management has been stating, "Give us another three to five years. Trust us! Our performance will get better." However, for 10 years, the performance has not gotten better. Now they state, "Trust us! We have a plan and that plan includes the addition of a Sacramento branch office." What they have failed to tell the shareholders is that the establishment of the Sacramento branch office will have a short term negative impact on net income and shareholder value. It is anticipated by banking experts that the Sacramento branch office will cost anywhere from $500,000 to $1,000,000 prior to that branch contributing any income to the bottom line. Due to the Sacramento branch office, the financial performance of your Company will, again, suffer for the next couple of years. Is this worthy of trust? We also note that the Sacramento market is extremely competitive and that your Management has not done a good job in penetrating the markets of the existing branch offices. The performance of our branches in Galt, Elk Grove and Folsom have been below the experience of other financial institutions. So, our question is, "Will the performance in Sacramento be any different?" We believe the answer is "no." Therefore, shareholder value will suffer.

We have asked the Board and Management to bring in an independent third person to review the strategic plan and the financial assumptions created by Management. We believe such action is prudent and that there is still time to make modification in order to maximize shareholder value. However, our request has fallen on deaf ears. We suspect that Management and Board members are not interested in looking at the flaws of the strategic plan, which can only prove what we all suspect: The plan does not work! We believe this action alone is a lack of leadership. Management, certain Board members and the professionals prefer intimidation rather than the essential qualities of leadership: integrity, honesty and loyalty. We recognize that we, as three members of the directorate, are partially responsible for not stopping this sooner. For that we apologize; however, we will now take all steps necessary so that our shareholders have a fully informed basis upon which to evaluate their investment in the Company.

2. Compensation plans.

With the significant level of compensation and the poor performance of your Bank, we are concerned with the amount of compensation paid to Senior Management as well as the directorate. Compensation levels are in excess of peer group levels at the same time as our shareholder equity return has been well below peer group levels. We believe this to be wrong! We have requested an outside independent third party evaluate all of the compensation programs for Senior Management and Directors. We believe that an impartial evaluation is important, especially with the poor financial results of your Company and your Bank.

We were disheartened to learn that the Board of your Bank recently authorized the payment of a $52,000 bonus to the President/Chief Executive Officer for the performance in 2002. We did not approve this and we believe that payment of such bonus during the second quarter 2003 for mediocre performance in 2002 is not in the best interests of shareholders. This bonus, coupled with significant stock option grants to members of Senior Management, raises real questions as to who is benefitting - - the shareholders or a select few? We continue to be concerned that your Company and your Bank are not being run for you, as shareholders, but rather for a select few.

One specific concern is the amount of bank-owned life insurance currently on the books of Bank for the benefit of Management and Directors. That amount is approximately $13 million, which is approximately three times the permissible under the National Banking Act. When we evaluated the peer group banks, the maximum amount of bank owned life insurance as a percentage of capital was about 25%. Due to the lucrative compensation programs developed for your Management, the amount of bank owned life insurance as a percentage of total capital at your Bank was approximately 70%. This is wrong because you, as shareholders are picking up the tab.

The Board of Directors and Management work for you as shareholders. Unfortunately, we believe that your Management and your Board believe that you, as shareholders, work for them and that your capital investment is only entitled to mediocre returns.

3. Evaluation of offers.

On May 5, 2003 your Board and your Management sent a letter to shareholders indicating that Bank of Lodi is not for sale and that "We are committed to our shareholders, customers, employees and communities and we will not adopt a short sighted position in order to get inadequate short-term returns. Our Board has a vision that has and will provide greater opportunities for all of our constituents." We want to know what the vision is and how come they haven't communicated that vision to the shareholders. Most financial institutions, when they are excited about their strategic plan, communicate it regularly to the shareholders, customers, "constituents." However, we haven't heard anything other than the fact that we are going to open an office in Sacramento and we are

going to grow the asset size. We strongly believe that the Board and Management do not want to articulate the strategic plan to the shareholders because you will see it for what it is. Not viable!

We are pleased to note that the Board has adopted a process for considering unsolicited expressions of interest and we, as Directors of your Company but not as Directors of Bank, must participate in that process to exercise our fiduciary duty on behalf of you, the shareholders of the Company. However, we are concerned that the decisions of whether to proceed with a transaction or not, will be determined by a select few who do not have the interest of all shareholders at heart. As outside Directors of the Company, you have our pledge that we will communicate appropriate information with regard to any offers and that the Board will follow an appropriate process, consistent with their fiduciary duty. We believe in full and complete disclosure, not intimidation and selected information.

We believe that Bank is an attractive franchise; however, with the amount of bank owned life insurance and the poor financial performance of Bank for the last 10 years and expected in the near term under our current leadership, we wonder whether this attractive franchise will become less attractive. The real question for our Board and Management is, can they build value through the execution of their strategic plan or is it better that we look at an exit strategy? Since the Board and Management have not done an effective job in communicating the true direction and the financial impact of their strategic plan, we believe that our Management and Board will only repeat their past failures.

The Board and Management have, in the past, emphasized the recent increase in the market value of your stock; however, if you look at the information carefully, you will note that your Company has been active in repurchases of shares and that the ESOP has been a major buyer of the stock. There is little, if any, liquidity involving the Company common stock; therefore, the current values don't demonstrate what the true value is of the Company based upon normal trading. At $0.79 fully diluted earnings per share in 2002, and questions with regard to whether your Company will be able to achieve those levels, especially with regard to the establishment of the Sacramento branch office in 2003, some of the recent sales of your Company's common stock do not truly reflect peer group levels on price to earnings ratios. The market value, as with other things, is an illusion of Management.

We, as Directors and shareholders of Company have confidence in the community banking franchise and confidence in the shareholders; however, we lack confidence with regard to our Management and the performance of some of our Directors. When you look at what has been done over the last 10 years, something has to be done now! Otherwise, three years from now we will all wake up and recognize that we, as the shareholders, have been duped. That is not right! We believe it is time for Management and the directorate to get with the program or move aside.

At the Annual Meeting of Shareholders we stood up and indicated that we would be happy to discuss our thoughts with any shareholder of the Company. We have been silent to date, but we will be silent no longer. We believe that we represent your interest as shareholders and will take the

appropriate steps. We want to hear from you, as shareholders, and ask that you write to the addresses below, or email, with regard to your positive or negative comments. We recognize that there are some shareholders who do not agree with what we are trying to accomplish and we respect your opinions. We believe that there should be active debate and a thorough review of the course of action for your Company going forward. We are not afraid of communicating our thoughts and are not afraid of hearing from the shareholders. We will no longer be bullied by the intimidating tactics of a few. This will be the first of many letters to the shareholders because we believe that YOU are what makes the difference!

Very truly yours,

Angelo Anagnos
1806 W. Kettleman Ln.
Lodi, CA 95242
aanagnos@inreach.com
(209) 333-8366

Angelo Anagnos

Steve Coldani
1806 W. Kettleman Ln. Suite J
Lodi, CA 95242
steve@coldani.com
(209) 334-0527

Steve Coldani

Kevin Van Steenberge
P.O. Box 1150
Lodi, CA 95241-1150
Kevin@lokiiron.com
(209) 368-5395 Ext. 1

Kevin Van Steenberge



NO DOCUMENT

SEE EXHIBIT C(23)

Sacramento Business Journal - July 7, 2003
http://sacramento.bizjournals.com/sacramento/stories/2003/07/07/story1.html

Sacramento Business Journal

EXCLUSIVE REPORTS

From the July 4, 2003 print edition

Directors' letter blasts own bank

Goal: Reform Bank of Lodi

Mark Anderson
Staff Writer

Three directors of the Bank of Lodi's holding company have sent a letter to shareholders critical of the company's management, performance and integrity, and calling on management and other directors to "get with the program or move aside."

In the June 23 letter, they express concerns about the future of the company, generous compensation to senior management and misleading disclosures to stockholders. Many of the concerns raised by the directors echo those raised by some shareholders at a raucous annual meeting this spring.

The allegations in the letter run from board infighting to artificially inflated financial performance:

- The three say they were removed from the Bank of Lodi board in retaliation for raising questions about bank performance and criticizing the actions of management and other directors. They remain on the holding company board.
- They say management reported 2002 assets for the bank that were artificially increased through a $5 million sale of securities and end-of-year borrowing.
- They charge that high levels of insurance -- exceeding what federal guidelines recommend -- and a $52,000 bonus for president and CEO Leon Zimmerman create cause for concern that "your company and your bank are not being run for you, as shareholders, but rather for a select few."

The letter was sent to the 980 people listed on the bank's shareholder roster.

"This just didn't happen overnight. It's been building for a long time, but it needs to stop and it needs to be addressed," said Steven Coldani, one of the three directors who signed the letter.

Bank and holding company CEO and president Zimmerman didn't return calls seeking comment on Wednesday and Thursday morning. The bank's headquarters was experiencing phone problems.

A board divided: First Financial Bancorp of Lodi, holding company of Bank of Lodi, has 10 directors, including one just added in April and two executives of the bank.

The critical directors are Angelo Anagnos, a commercial property investor and a founder of the bank; Kevin Van Steenberge, president of Lodi Iron Works Inc.; and Coldani, a farmer and Realtor. They say in their letter that they have asked tough questions of the company's management and not gotten answers, and because they have asked questions, they have been intimidated and isolated by management.

Increasingly, they say, company decisions are being made by executive committee, and the board of directors is not being consulted. The company's full board, by decision of an executive committee, now meets quarterly rather than monthly.

Bank of Lodi's performance has lagged that of other community banks in Greater Sacramento and Greater Stockton for a decade, said Gary Findley, a Brea-based banking consultant who has been retained by the three directors.

"We've been asking for a long time now to get an independent third-party review of the bank," Coldani said. "Let's come in with some independent consultant and examine our model, examine our compensation and examine our directors and management. It is our feeling only good can come of it. If we are operating well, they will say that. If we've got problems, we need to know that."

The three directors have asked for outside consulting for several years, but the bank's senior management "wanted nothing to do with that," Coldani said. "We even offered to pay for the consultant on our own, and they said no. The more they opposed it, the more we began to question them."

A strategy of growth over earnings: Zimmerman has been saying for five years that the bank's strategy is fast growth and expansion, which has come at the cost of earnings. Zimmerman underscored the bank's growth at the most recent shareholder meeting, where he stated the company had "double-digit growth," with assets growing 13 percent by year end, or about $29 million.

The directors' letter states that $20 million of that asset growth was purchased. The holding company sold $5 million worth of trust preferred securities in 2002, which shows up on the bank's books as an asset, and $15 million of the growth was overnight borrowing on Dec. 31, the letter said.

Without those additions, asset growth was about 4 percent.

"This double-digit asset growth, which was heralded in the March 7, 2003 press release, was really single-digit (growth) and below peer group level. This action by your management raises integrity questions," the letter states.

The group also questions the award in April of a $52,000 bonus to Zimmerman for 2002, a year when the bank earned half the 1 percent return on average assets that is generally considered the benchmark of success in community banking. That award in the second quarter of 2003 was not approved by the bank's entire board, but rather by an executive committee.

Seeking the strategic plan: Bank of Lodi has $13 million in bank-owned life insurance, which represents 70 percent of the bank's capital, the letter states. The Comptroller of the Currency, the federal bank regulator, suggests that banks have no more than 25 percent of their capital in bank-owned life insurance.

The bank also offers its management and directors lifetime benefits and insurance packages, which consultant Findley said is highly unusual: "It begs the question, are you a bank or an insurance finance company?"

In May, the bank sent its shareholders a letter stating that it was not for sale. The bank's letter stated "our board has a vision that has and will provide greater opportunities for all of our constituents."

The three directors in their letter demand to know what that vision is.

"Most financial institutions, when they are excited about their strategic plan, communicate it regularly to the shareholders," the letter reads. "We strongly believe that the board and management do not want to articulate the strategic plan to the shareholders because you will see it for what it is. Not viable!"

Zimmerman, at the annual shareholder meeting in April, announced the bank would open a downtown Sacramento office at the end of this year. The three dissident directors fear that branch will drag the bank into the red.

First Financial Bancorp reported assets of $260 million at the end of March. There are a half-dozen branches of other banks in Sacramento with more deposits than Bank of Lodi's entire holding company.

"That Sacramento branch is a disaster just waiting to happen. They are just stirring the pot," Findley said. "My father used to say they keep stirring the pot because they don't want you to see what's at the bottom.

"Their answer to critics is 'Sell your shares,' " he said. "That is not an answer, that is a reaction."

→ Web reprint information

BINGHAM McCUTCHEN

James M. Rockett
Direct Phone: (415) 393-2025
Direct Fax: (415) 393-2286
james.rockett@bingham.com

July 8, 2003

Gary Steven Findley, Esq.
Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

Re: First Financial Bancorp/Bank of Lodi

Dear Gary:

The purpose of this letter is to notify you and your clients, Angelo Anagnos, Steve Coldani and Kevin Van Steenberge, of seriously misleading, false statements in a letter dated June 23, 2003 that your clients have communicated to the shareholders of First Financial Bancorp. That letter subsequently was the basis of a news article on July 4 in the Sacramento Business Journal in which you are extensively quoted. If this letter had been authored by individuals with no access to the truth or with no fiduciary obligations to the Company and its shareholders, the magnitude of the falsity could possibly be minimized. But, in the case of three directors who knew the true facts and chose to falsify, ignore or distort them, there can be no excuse.

It is our view that your clients have violated their fiduciary duties as Board members, have intentionally published false and misleading information to the shareholders and have deliberately omitted facts critical to an accurate understanding of the truth. We are evaluating the legal remedies that may be available to the Bank and to First Financial Bancorp, including the possible violation of securities laws and other laws involving banking. One thing that is already certain is the fact that the Bank has lost valuable business as a result of the Sacramento Business Journal article. We will monitor the losses that have resulted from your client's falsehoods and intend to hold them accountable.

While the entire character of the letter lacks credible factual support, the following statements are specific examples of the false and misleading nature of the letter:

1. Claim: The President & CEO received a second quarter 2003 bonus in the amount of $52,000 based on meodicre performance in 2002.

False: As was known and approved by your clients during their tenure on the Board, a management incentive plan was adopted by the Board and proper accruals were reflected on the Bank's books for each year in which the bonus pool was created. The bonus plan was to be paid based on performance against specific objectives. While the Compensation Committee approved the payment of bonuses to Mr. Zimmerman and other members of executive management, the amount of those bonuses were substantially reduced (in Mr. Zimmerman's case by more than 60%) prior to payment. These facts were known to you and your clients; indeed, I personally informed you of these facts in a telephone call following our meeting on May 21, 2003 in Lodi. You thanked me for the information and yet permitted your clients to publish fraudulent information. At the recent Board meeting on June 26, 2003, Angelo Anagnos even gloated that the reference to Mr. Zimmerman's "$52,000 bonus" was a hot-button for the shareholders to whom he spoke following their receipt of the letter.

Bingham McCutchen LLP
bingham.com

2. Claim: The amount of BOLI is "approximately three times the permissible under the National Banking Act."

False. Your clients have attended several Bank Board meetings in which the BOLI program has been discussed in detail (I know this because I have also been present). They know that the Bank's BOLI was acquired in connection with compensation and benefit plans. They know that this is permissible under 12 USC 24(Seventh). They know that the Bank performed the pre-purchase analysis required by the OCC's guidelines for national banks ownership of life insurance. They know that the OCC has examined the Bank's BOLI program and has raised no important objection to it. In the presence of your clients you were informed at the meeting on May 21 of all of these facts. Moreover, if you had taken the time to review OCC Bulletin 2000-23 you would have been able to confirm that the National Banking Act contains no limitation even similar to that which you falsely claim in your letter to exist. Additionally, even though your clients know directly that the BOLI program has produced significant positive income to the Bank for all years that it has been owned, they falsely state in their letter: "This is wrong because you, as shareholders are picking up the tab."

3. Claim: Tough questions have been raised by your clients for which they have not received appropriate answers.

False. The "tough" questions raised by your clients were posed in a memorandum dated March 27, 2003. Those issues were discussed in an executive session of the Board and later brought to the full Board at its meeting on April 24. At that meeting, your clients suggested that they meet individually with Allen Christenson to review the materials that he had gathered in response to their questions. Mr. Christenson spent more than of 30 hours compiling responsive materials and presented them systematically to your clients in a meeting that

lasted about 2.5 hours at which time Mr. Coldani said that he had no further time to devote to the questions and departed the meeting (as did Mr. Anagnos and Mr. Van Steenberge). Allen Christenson attempted to set up a follow-on meeting with the three directors but Mr. Coldani could never find time to meet. Mr. Christenson did meet individually with Mr. Anagnos and Mr. Van Steenberge, both of whom expressed satisfaction with the answers and the materials provided. The June 23 letter completely misrepresents these facts and compounds the misrepresentations by making further claims of a "secretive course of action," the lack of "complete financial information," and "intimidation tactics" for which there is absolutely no factual support.

Bingham McCutchen LLP
bingham.com

4. Claim: The Company used a trust preferred offering and Fed Funds borrowings to misrepresent the true growth of the Bank.

False. Your clients knew that the trust preferred offering was initiated to provide needed capital to fund anticipated growth of the Bank's assets as well as to fund the Company's announced stock repurchase program. They voted in favor of this. They also knew that the Bank had made a conscious decision to make use of short-term borrowings to fund liquidity needs rather than rely on more expensive CDs in today's interest rate environment. They knew that this is a strategy used by most community banks. They also knew that the asset growth of the Bank during 2002 was real and significant. They were provided information related to overall growth of the Bank on an average basis during the year: average assets grew 17%; average loans grew 26%; average demand deposits grew 25%. The Bank did not need to inflate its numbers to demonstrate growth. Your clients knew this from Board meetings and, if they failed to pay attention during the Board meetings, from their meetings with Allen Christenson who explained these matters explicitly.

This list of four falsehoods is by no means the totality of the misleading character of the June 23 letter. The letter fails to acknowledge that your clients voted to support all of the initiatives of the Bank, including the decision to open a Sacramento branch which they now disavow. The letter contains half-truths, innuendo, facts stated in a misleading fashion, character assassination and an overall misleading tone.

The Bank's Board of Directors will be considering the exact nature of its response to the wrongful conduct of your clients; however, be assured that all options are being weighed.

Finally, I think you should remind your clients of the provisions of California Financial Code Section 3369. Given the fact that the Bank is losing customers as a result of their false statements, the provisions of this section appear to be relevant.

On behalf of the Bank, the Company and the other directors, I hereby demand that your clients retract their false and misleading statements. I also demand that they cease and desist their false and misleading communications to shareholders, the press and other Bank of Lodi constituents.

Sincerely yours,

James M. Rockett

Bingham McCutchen LLP
bingham.com

cc: Board of Directors, First Financial Bancorp



FIRST FINANCIAL BANCORP

701 S. Ham Ln. • Lodi, CA • Mailing Address: Call Box 3009 • Lodi, CA 95241-1913 • (209) 367-2054

July 8, 2003

Name
Address
City

Dear Shareholder:

For more than twenty years, Bank of Lodi has set the standard as an independent community bank. With support from our family of loyal shareholders, employees and customers, Bank of Lodi is "Simply A Better Bank."

The past few years have been dedicated to achieving our dual strategic goals of Growth and Expansion while delivering superior products and services. In 1996, we operated three branches. Today, we operate eight branches, an SBA lending office in Folsom, and we recently announced our ninth branch to be located in downtown Sacramento. Since the adoption of our strategic plan in 1996, we have achieved our planned rate of growth and expansion, and have sustained an annual earnings growth rate exceeding 13%.

In a letter dated June 23, three dissident directors challenged our growth objectives and expressed their views and opinions on the performance of this organization and the value of your investment.
By contrast to their claims, the facts speak for themselves.

How have we performed?

- Bank of Lodi was rated a "Premier Performer" for 2002 by Findley Reports, a firm ironically headed by Gary Findley, who is the very same Southern California lawyer now advising the three dissident directors and whose highly critical quotes as a "bank consultant" have appeared in various recent news articles.
- In the past ten years
    - Assets have increased 158%
    - Loans have increased 150%
    - Deposits have increased 148%
    - Net income has increased 361%
- When comparing 2001 to 2002
    - Average assets increased 17%
    - Average loans increased 26%
    - Average deposits increased 14%
    - Net income increased 12%
- When comparing the first quarter of 2003 to the first quarter of 2002
    - Assets have increased 12%
    - Loans have increased 14%
    - Deposits have increased 10%
    - Net income has increased 22%.

So, is the strategic plan working?

- All of our offices continue to gain market share
- Our SBA department recently was awarded Preferred Lender status by the SBA
- Our Mortgage department continues to outperform the records set last year
- Online banking, Online images, Online bill pay, VISA Check Card, Freedom Checking, expanded mortgage and SBA operations – all examples of products and services designed to benefit existing customers and attract new customers.

How is your investment performing?

- Since inception, the return to shareholders has exceeded 16% annually
    - An original investment of $10,000 has returned more than $33,400 in value
- From March 31, 2002 to March 31, 2003, the stock price increased 15%
- In the past 12 months the stock price has increased 37%.

The June 23 letter you received is full of outright lies, half-truths, innuendo character assassination and deliberately misleading statements. Here are just a few examples:

- They say Bank President Leon Zimmerman was paid a bonus of $52,000 in 2003. This is FALSE. His bonus actually was $20,400 (accrued in 2002 under a bonus plan which these board members approved).
- They say that the Bank's owned life insurance is three times that permitted under the National Banking Act. Again, this is FALSE. The Bank's owned life insurance is used to offset compensation programs in accordance with all banking laws and regulations and is reviewed for compliance regularly.
- They say that the Bank's compensation program lacks an independent third party review. FALSE again. The Bank uses John Parry and Alexander, a highly regarded independent banking industry compensation consulting firm that reviews all of the Bank's compensation plans.
    - In a recent report, John Parry and Alexander stated that the compensation of officers was below the peer levels. Director Van Steenberge attended the presentation and did not question or challenge any of the information presented.
- They say that the Bank's expansion into the Sacramento market will cause shareholder value to suffer. YET, at a meeting of the Board of Directors on March 27, 2003, these three directors joined a unanimous Board in voting in favor of opening the Sacramento branch. Furthermore, the three dissident directors all voted in favor of the annual strategic plan as well as every other aspect of your Company that they now publicly criticize.

We remain uncertain of the true motives of the three dissident directors and their backers. However, it is noteworthy that directors Anagnos, Coldani, and Van Steenberge were the only directors who recently refused to sign the Company's Code of Conduct. Our Code of Conduct was adopted in response to the Sarbanes-Oxley Act of 2002, which ensures ethical corporate governance of the financial operations of American companies, a pledge that all of the other directors made freely and enthusiastically.

We are deeply interested in your inquiries and thoughts. In fact, to make such communications easier, we welcome and will respond to your phone calls, letters and emails. If you would like a more detailed discussion of the falsehoods in the June 23 letter, we are eager to assist. You can contact the undersigned, Bob Daneke, Executive Vice President and Chief Credit Administrator or Allen Christenson, Senior Vice President and Chief Financial Officer. This is your Company and your locally grown bank. Together, we have worked to make Bank of Lodi "Simply A Better Bank" and a rewarding investment for shareholders. We look forward to hearing from you about these and any other matters that might be on your mind regarding the Company and the Bank.

We are on track with our strategic plan and are excited with the prospects for our future. Our strategy of Growth, Expansion, Products and Services, combined with an annual increase in net income of at least 10% is working and continues to provide a worthwhile investment for our shareholders, employees, customers and communities. Thank you for your continued support.

Sincerely,

Leon Zimmerman
President and CEO
leon.z@bankoflodi.com

Benjamin R. Goehring
Chairman of the Board
ben.g@bankoflodi.com


NO DOCUMENT

Thursday, July 10, 2003

Eric Grunder, Business Editor
Phone: (209) 546-8261
Fax: (209) 547-8186
E-mail: egrunder@recordnet.com

The Record
Business

Lodi bank board isolates 3 directors

By Joe Goldeen
Record Staff Writer

Three self-described "dissident" directors of Bank of Lodi's holding company, outwardly critical of the bank's financial performance and management, have been isolated by the board majority and may be asked to resign their positions.

"That will likely be a board agenda item in the near future based upon their unwillingness to adopt and sign the code of conduct," First Financial Bancorp President and CEO Leon Zimmerman said Wednesday.

Zimmerman was referring to the bank's recently adopted ethics code specifically for directors, adopted in response to the Sarbanes-Oxley Act of 2002, which ensures ethical corporate governance of the financial operations of U.S. companies.

All other bank directors voted for and signed the code, he said.

The dissident directors — Steve Coldani, Kevin Van Steenberge and Angelo Anagnos, who was an organizer and founding director of the bank in the early '80s — were specifically advised by their counsel not to sign the code of conduct.

"It was a setup. None of us have a problem with a code of conduct, but the one they drafted had a lot of amendments directed directly at us," Lodi real estate broker and farmer Coldani said.

"I wasn't willing to let them sign a code of conduct designed by (the bank's) attorney as a 'gotcha,' " said independent bank analyst Gary Findley of Anaheim, who is serving as counsel to the dissident directors. "That code of conduct will come back to haunt the seven other directors."

In a June 23 letter to First Financial's 900-plus shareholders signed by Anagnos, Coldani and Van Steenberge, the dissident directors expressed their concerns over what they said was management's unwillingness to provide complete financial information on bank operations; 10 years of "poor" performance on return of assets, return on equity and other performance ratios; and a lack of attention to building shareholder value.

"For 10 years, your management has been stating, 'Give us another three to five years. Trust us! Our performance will get better.' However, for 10 years, the performance has not gotten better," the letter stated.

The dissident directors have asked for an indepen-

Please see BANK, Back page

BANK

Continued from D1

dent, third-party review of the bank's strategic plan and management's financial assumptions but have been turned down.

"There is no way this management team is going to let anybody come in and pull the covers back. It's a smoke-and-mirrors thing. They came up with a huge slide show that didn't answer our questions," Coldani said.

Zimmerman and Chief Financial Officer Allen Christenson disputed that claim, saying they answered the three directors' questions in written detail and in a timely manner.

"Their motives certainly appear to be directed toward selling the franchise," Zimmerman said, pointing out a statement in the letter:

"The real question for our board and management is, can they build value through the execution of their strategic plan, or is it better that we look at an exit strategy?"

In separate interviews, Coldani and Van Steenberge denied that selling the bank was behind their motivation. They are simply expressing the views and raising the questions of almost 100 shareholders who have contacted them with their concerns about bank operations, they said.

"The real question for our board and management is, can they build value through the execution of their strategic plan, or is it better that we look at an exit strategy?"

— President and CEO Leon Zimmerman and Chief Financial Officer Allen Christenson,
First Financial Bancorp

■ To reach reporter Joe Goldeen, phone (209) 546-8278 or e-mail jgoldeen@recordnet.com

GARY STEVEN FINDLEY & ASSOCIATES

Gary Steven Findley*
Thomas Q. Kwan
Laura Dean-Richardson
Debra L. Barbin

*A Professional Corporation

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

1470 NORTH HUNDLEY STREET
ANAHEIM, CALIFORNIA 92806

Telephone
(714) 630-7136
Telecopier
(714) 630-7910

July 11, 2003

Mr. James M. Rockett, Esq.
Bingham McCutchen LLP
3 Embarcadero Center
San Francisco, California 94111-4067

Re: First Financial Bancorp/Bank of Lodi, N.A.

Dear Jim:

We are in receipt of your letter dated July 8, 2003 as well as a copy of the letter forwarded by First Financial Bancorp ("Bancorp")/Bank of Lodi, N.A. ("Bank") to certain shareholders. Your letter does not disappoint us in the sense that it is full of the intimidation, threats and bullying tactics that you and your clients have been known for. We encourage you to counsel your client and the majority directors of the Board of Directors of Bancorp as to their fiduciary duty to all shareholders.

Before responding to the four items contained in your letter of July 8, 2003 we wanted to offer some comments on the Bancorp's recent letter to shareholders. First there are no comments on the financial performance of income (no ROAE or ROAA information - only net income has increased 12% in 2002 and 22% in the first quarter of 2003). It will be interesting to see if that trend continues for the remainder of 2003. We are patient and will be looking forward to the second quarter information. Second, your reference to Bank being a Premier Performer in 2002 is true but as was indicated to your client and also to you that was a fluke since the Findley Reports established historically low performance criteria for 2002. That was reported in the Findley Reports Newsletter in April 2003. Please note based upon the financial performance of Bank so far in 2003 - we are pretty certain that Bank will not be repeating as a Premier Performer in 2003. Finally, Bancorp's letter final paragraph contains the following statement - "**Our strategy of Growth, Expansion, Products and Services, combined with an annual increase in net income of at least 10% is working ...**" - is a powerful admission on the part of Bancorp management. If net income goes up at least 10% (we will use a 15% growth in net income to give Bancorp the benefit of the doubt - and assuming last years net income of $1,355,000 our basic assumption is net income levels as follows: 2003 - $1,558,000; 2004 - $1,791,000; and 2005 - $2,060,000. Based upon these net income growth numbers - ROAE and ROAA continue well below peer group levels - most definitely not a worthwhile investment for Bancorp's shareholders.

In order to set the record straight the following responses are provided to the four items that were set forth in your July 8th letter.

1. The $52,000 bonus.

On May 21, 2003 you informed us that a $52,000 bonus was paid to Mr. Zimmerman and a $42,000 bonus to other members of Senior Management. The question was asked whether it was accrued in 2002 or was expensed in 2003. When you called back later that date or the next morning you did not inform us that the bonus was reduced, but rather that it was accrued in 2002. My clients are more than willing, in their next communication to shareholders, to indicate the precise amount of bonus and the exact date of payment. Wee ask that you inform us as to exactly when the bonus was paid and the exact date in which the action was taken by the Board. We suspect it was not paid until after May 21, 2003. Since my clients are not privy to financial information concerning Bancorp and Bank, the information concerning the reduced bonus was never provided to them. However, we would expect that since a reduced bonus was paid in the second quarter of 2003 and it was fully accrued in 2002, there will be an earnings credit in the second quarter of 2003. We look forward to seeing the financial information for both Bancorp and Bank for June 30, 2003's quarter.

2. BOLI

We are attaching a copy of a July 8, 2003 letter forwarded to Michael E. Corrigan, Chairman and CEO of Benmark in response to his letter of July 3, 2003. This letter asks for several pieces of information concerning the BOLI and upon receipt of this information we are more than happy to provide a definitive statement in our next letter to shareholders.

Please also note that it is our understanding that the most recent examination completed by the Office of the Comptroller of the Currency concerning Bank, which evaluated the BOLI program, has not been issued to Bank. If it has, and if the Office of the Comptroller of the Currency has approved of the BOLI program, then we will be the first to indicate that this matter is no longer of issue since it has been approved by the Office of the Comptroller of the Currency. We will do that in our next correspondence to shareholders if you provide us that definitive information.

3. Questions and answers.

My clients have repeatedly asked for written responses to the questions that they have raised so that there is a definitive record. On several occasions, minutes have been modified to not accurately reflect what has taken place at a Board of Directors meeting. You should know this because you have attended so many of the meetings as indicated in your letter of July 8, 2003. Please understand that my clients have not been provided detailed financial information concerning the Bancorp or Bank and that there is a secret course of action since the Executive Committee has met on merger and acquisition

transactions and other related matters without the full Board if Directors. The record will reflect that again your comments are baseless.

4. Utilization of trust preferred and fed fund borrowings.

You make a comment that short term borrowings to fund liquidity needs is a strategy used by most community banking institutions, primarily related to fed fund borrowings. As of December 31, 2002, of the institutions that are less than $500 million in the State of California, only a handful had fed fund borrowings. As you can aware, fed fund borrowings for a community bank are a short term solution to liquidity and banks should only be in short term fed fund borrowings for a day or the most a week. You may be confused with federal home loan bank borrowings. This is not common practice in community banks and you know better.

We stand by our comments with regard to growth being partially manufactured. We will be interest to see what the June 30, 2003 financial information shows with regard to growth. We recognize that Bank has been aggressive in its CD program and has been buying CDs in excess of market rates. This can only have a more negative impact on the income strain for Bank going forward.

In our meeting of May 21, 2003, you indicated that my clients had supported several of these initiatives. This point was reiterated in Bancorp's recent letter to shareholders. We indicated at that particular time that supporting something in the past doesn't mean that it was right and that changes should be made in the future. The fact that my clients have had an awakening and now recognize what truly is going on at Bank. Jim, we encourage you, when you utilize the word falsehood, that you take a look at the actions of your Board of Directors, especially your Chairman of the Board in not responding to specific questions of our three outside directors. However, when you live a lie – sometimes it is difficult to distinguish between a truth and a falsehood.

We thank you for reminding our clients of the provisions of California Financial Code Section 3369. We also encourage you to advise your clients, specifically with regard to California Financial Code Section 3368, which deals with false entries on the books.

We are concerned about the fact that Bank is losing customers, but we don't think Bank is losing customers primarily due to the fact that we are identifying the problems at Bank, but rather due to the poor performance of Bank and its inability to develop a course of action that will make sense for the shareholders in the long term. With that all said and done, my clients are more than willing to stand down if the Board of Directors of Bancorp agree to an independent third party reviewing the strategic plan and compensation programs for Bancorp and Bank for reasonableness and viability. We believe there are some outstanding individuals, such as Joe Colmery, that would be acceptable to us who

could be evaluating the financial performance of Bancorp and Bank and truly provide some worthwhile direction.

Your letter contains threats with regard to litigation against my clients and others. Let us remind you that shareholders do have rights against directors, executive officers as well as third parties for corporate waste and that we are currently exploring all avenues to repair the damage caused by the Board of Directors, Management and others.

In closing, we forward an e-mail that we received from Henry Eisenberg, a shareholder who votes 15,000 shares of Bancorp common stock. He is responding to the July 8, 2003 letter forwarded by Bancorp to shareholders. Mr. Eisenberg definitely has experience with community bank stocks. We quote the following, "Your various statistics contained in your letter are very misleading to an average investor. The market area in which you operate is terrific and has been for quite some time. Instead of being a top performing community bank, your data more closely resembles a community bank in Pennsylvania that is confined by the geographic boundaries of a specific town with little population growth while maintaining a large overhead in anticipation of something that is not going to happen." The final statement from Mr. Eisenberg states "to suggest that Bank of Lodi has 'set the standard' from a shareholder point of view is grossly and negligently in error." The shareholders see it - why can't you.

Over the past several weeks we have received hundreds of e-mails and letters from shareholders in support of the point of view offered by the three outside directors. The numbers don't lie and the one thing that is deafening in your letter is the silence with regard to the financial performance of Bancorp and Bank. We all know it to be poor.

Respectfully submitted,

Gary Steven Findley
Attorney at Law

Subject: **FW: Shareholders letter dated July 8, 2003**
Date: Thu, 10 Jul 2003 14:25:12 -0700
From: "Steve Coldani" <stevc@coldani.com>
To: "Gary Steven Findley" <gsf@findley-reports.com>

Gary -- do you know this gentleman? Steve
-----Original Message-----
From: Harryeisenberg@aol.com [mailto:Harryeisenberg@aol.com]
Sent: Thursday, July 10, 2003 1:48 PM
To: leon.z@bankoflodi.com; ben.g@bankoflodi.com
Cc: steve@coldani.com
Subject: Shareholders letter dated July 8, 2003

Gentlemen:

I am in receipt of your response to the Dissenter's letter of June 23, 2003.

I might also add that I am the former publisher of Walker's Manual of Community Bank Stocks and have followed the results, growth and achievements of over
1,000 community banks around the United States. I currently vote approximately 15,000 shares of FLLC stock.

While I can appreciate your response in certain respects, the essential element of performance is not debatable. Your return on equity and return on
assets has consistently approximated only one-half of a solid performing bank.
Your various statistics contained in your letter are very misleading to an average investor. The market area in which you operate is terrific and has been for
quite some time. Instead of being a top performing community bank, your data
more closely resembles a community bank in Pennsylvania that is confined by the geographic boundaries of a specific town with little population growth while maintaining a large overhead in anticipation of something that is not going
to happen.

I do not know the history of this current dispute but I doubt that your letter of July 8, 2003, will do much to resolve the conflict. I regret that I
cannot be more supportive of management although I remain open to meaningful analysis.

To suggest that Bank of Lodi "has set the standard" from a shareholder point of view is grossly and negligently in error.

Sincerely,
Harry Eisenberg


SNL
BANK&THRIFT daily™

Monday, July 14, 2003
A Publication of SNL Financial

Bank of Lodi responds to dissenting directors with letter highlighting bank's recent strength

by Thomas Kane

First Financial Bancorp unit Bank of Lodi responded to three dissident directors' criticism of the bank's strategic objectives and recent performance with a letter to shareholders highlighting Lodi's financial achievements since the 1996 adoption of the bank's current plan for growth and expansion.

In defending the company's financial performance, First Financial President and CEO Leon Zimmerman and Chairman Benjamin Goehring cited the bank's most recent year-over-year and quarter-over-quarter results as evidence of the bank's overall strength. In particular, the letter, which is attached to a July 11 Form 8-K, directed shareholders' attention to a 17% increase in assets from 2001 to 2002 and an increase in net income of 22% from the first quarter of 2002 to the first quarter of 2003.

In terms of the company's specific growth and expansion targets, the bank said that, since the inception of the current strategic plan, the company has grown from three branch offices to eight branch offices, all of which continue to gain market share in their respective locations.

The letter also attempted to refute a handful of claims made in the June 23 letter from the dissenting directors. The letter corrects the dissidents' report of President Zimmerman's 2003 bonus, challenges the claim that the company's compensation program lacks an independent third-party reviewer, and denies allegations that the company's bank owned life insurance is in violation of the National Banking Act.

Of particular interest is Lodi's commentary on the dissidents' protest to the bank's expansion into Sacramento. While, in their letter, the dissenting directors said that the expansion would negatively affect shareholder value, the company points out that the decision to move into Sacramento was unanimously approved by directors at the March 27, 2003, board meeting.

In terms of the return to shareholders, Lodi noted that the stock's price has increased 37% over the past year, and, since the company's inception, the return to shareholders has grown 16% annually.

COMPANIES REFERENCED IN THIS ARTICLE:

First Financial Bancorp	**FLLC (B)**	**CA**

Close: 16.10 as of 07/08/2003

Click to view the 8-K of 07/11/2003 for First Financial Bancorp.

tkane@snl.com

FRIDAY'S MARKET

Investors end the week buying

by Matthew Squire

Not satisfied in waiting the session out until the second-quarter earnings season kicks into high gear next week, investors stuck with banks and thrifts on Friday, July 11, to send the sectors higher with the broader market.

The SNL Bank Index finished 1.28% higher to 495.39, and the SNL Thrift Index climbed 1.02% to 1,314.45. The Dow Jones Industrial Average ended the day 0.92% higher to 9,119.50, and the NASDAQ Composite increased 1.05% to 1,733.93.

"It's interesting to see the stocks run up in front of what is going to be a challenging operating environment in the second half of the year," said FTN Midwest Research analyst Jeff Davis. "The market just does not want to go down, so there is money coming into the market. People are willing to look past issues and look into next year and assume that things are going to get better."

One of the "issues" that analysts said that they will be paying attention to next week, is the effects of rate cuts on bank interest margins. SunTrust Robinson Humphrey analyst Gary Tenner said, "Credit quality is not the hot-button topic that it was a year ago. For the most part, credit quality has improved for most institutions; so, the focus has been more on margin compression and the impact on spread income."

Keefe Bruyette & Woods analyst Jared Shaw said that banks that have put on long-term assets at these current lower rates could be vulnerable when rates go up. "Depending on what sort of assets that they put on, it could hurt margin, also depending on what the purchases have been in the securities portfolio," Shaw said. "If there have been prepayments on those securities, that may cause an acceleration of the amortization of any premiums that were on there, which is what happened at Brookline Bancorp Inc."

Tenner and Shaw both said that margin compression probably would not be that big of a factor in the second quarter, as it will for the rest of 2003. "The recent rate cuts are not really going to effect the second quarter," said Shaw. "I think people are going to be looking more at what guidance is for future margins as opposed to what it actually will be this quarter. So reported earnings should be fairly decent."

Davis agreed. "Depending on who it is, the impact of the low rates is really going to be a third- or fourth-quarter impact. The question will be, 'When does it taper off?' If the world stays the way it is, we will have three to four more quarters of margin compression with most of it probably being felt in the third quarter," he said.

The analyst added that the Street would be looking at how banks offset their margin compression. "SunTrust Banks Inc. gave out 16 bps linked-quarter on the margin, and SunTrust has been going through, arguably, a bit more margin pressure than a lot of the smaller banks have — and for a quarter or two longer. The offsets at

continued on page 2

MERGER STORIES *begin on page 2*


SNLFinancial

One SNL Plaza, P.O. Box 2124, Charlottesville, VA 22902 Phone: 434.977.1600 News fax: 434.293.0407 snl.com

July 16, 2003

Dear Bank of Lodi employee:

Over the last couple of months we have been expressing our concern to the Board of Directors and to the shareholders of First Financial Bancorp ("Company") regarding the financial performance of Company and Bank of Lodi, N.A. ("Bank"). The financial performance of the Company has been significantly below peer group level and the return on average assets and return on average equity, for both Company and Bank for the last several years, has been mediocre at best.

In communications to shareholders, we have expressed our concern as to action of the Board and Management. We wanted to express to the employees as well as middle level managers that we did not mean all Management but rather the Executive Management comprised of the three top individuals. The Board and the Executive Management team lacks a strategic direction and plan to create shareholder value in a meaningful manner in the future. The most recent letter sent to the shareholders by the Company, indicated that the increase in net income over the next couple of years will be 10% plus. Therefore, your Board and Executive Management has confirmed that the financial performance of the Company will be significantly below peer also in the future therefore, not creating shareholder value.

We recognize that what successes have been achieved is due to the hard work and fine effort of the employees. We wanted to express our thanks for your efforts. However, at the same time we want to emphasize that as employees, you work for the benefit of the shareholders. We have an open door policy where we are free to discuss the Company, as well as your concerns. Several of you have been intimidated by the Executive Management and others ... this is most unfortunate. We recognize that the events over the past months and what is going to occur over the next couple of months could be uncomfortable for some employees. However, we firmly believe that what is in the best interest of the shareholders is what matters. Actions taken to benefit the shareholders are also actions that benefit the employees.

Most of you recognize that the earnings performance is below acceptable level and recognize that what we have been stating is accurate. We thought you needed to know that this matter involves the Board and Executive Management and not you. We appreciate your efforts and look forward to you being continually involved with Bank going forward.

Very truly yours,

Steve Coldani
Angelo Anagnos
Kevin Van Steenberge

Sacramento Business Journal - July 21, 2003
http://beta1.bizjournals.com/sacramento/stories/2003/07/21/story3.html

SACRAMENTO Business Journal

EXCLUSIVE REPORTS

From the July 18, 2003 print edition

Lodi bank execs react sharply to accusations

Mark Anderson
Staff Writer

In a continuing war of words between executives of the Bank of Lodi and some of its shareholders and directors, the bank brass have fired back the latest salvo.

The bank's holding company, First Financial Bancorp, this month sent shareholders a letter responding to criticisms raised by three of the bank holding company's own directors. The latest communication, dated July 8 and signed by president and CEO Leon Zimmerman and board chairman Benjamin Goehring, accuses the three dissident directors of spreading "falsehoods" in their June 23 letter that criticized the company's management, performance and integrity.

The executives said the earlier letter didn't fairly characterize the bank's performance. They list a number of growth measures and say, "The facts speak for themselves." All of the bank's branches are gaining market share, the mortgage department is outperforming a record previous year, and the bank is profitable, the letter asserts.

They also took aim at Angelo Anagnos, Steven Coldani and Kevin Van Steenberge, the three holding company directors who alleged in their earlier letter that they had been removed from the Bank of Lodi board for raising questions and criticizing management. "We remain uncertain of the true motives" of the trio, the July 8 letter says, noting that "they were the only directors who recently refused to sign the Company's Code of Conduct."

While the dissidents may be off the bank's board, that body has at least one new face -- Lodi police chief Jerry Adams, named to the post one day after the date on the management letter. He sees pressure to sell the bank as a big factor in the turmoil.

Growth, and how to measure it: The letter presents shareholders with a raft of performance measures over the past decade, including deposit growth of 148 percent, asset growth of 158 percent, loan growth of 150 percent and income growth of 361 percent.

In 1996, it notes, the bank operated three branches; it now operates eight and a U.S. Small Business Administration loan production office, and it plans to open a branch across the street from Capitol Park in downtown Sacramento at the end of this year. That effort is part of the bank's strategy, adopted in 1996 for growth and expansion.

"We are on track with our plan," said Allan Christenson, chief financial officer of the holding company, on Wednesday. The company has had only a few responses to either letter so far, he said, adding that they have been supportive of the bank.

The dissident directors and the dissident shareholders who have criticized management don't say the bank isn't making money. They've said its growth is lagging its peer group of community banks. Bank of Lodi isn't earning as much as those peers, the dissident directors contend, because the bank is spending so much money on management and directors' benefits, pay, perks, insurance and bonuses.

Consultants cheer, shareholders duck: Christenson said the bank's compensation and benefits have been found to be within industry standards by outside consultants, and that consultants have lauded the bank's strategic plan.

The bank's letter states that $10,000 invested in the bank when it opened in July 1983 has returned more than $33,400 in value. Bank of Lodi isn't paying cash dividends as part of its strategy for growth.

Some other banks in the area have done better. American River Bank in Sacramento -- which opened in August 1983, a month after Bank of Lodi -- has returned $135,626 in value to shareholders who invested an original $10,000. That figure includes many stock dividends, stock splits and $11,481 in cash dividends from the bank and its holding company.

American River Holdings, parent of American River Bank, runs seven branches in Placer, Sacramento and Sonoma counties and a leasing business. Bank of Lodi's offices are in Amador, San Joaquin, Calaveras and Sacramento counties.

Shareholders at Bank of Lodi's annual meeting in 2002 brought up questions about the bank's earnings performance. The bank's loan portfolio has not been hit by losses, yet the bank hasn't been putting up strong earnings numbers. Some shareholders wanted to know why. In April, at this year's shareholders' meeting, the bank's president and the bank's attorney presided over a raucous three-hour meeting with a couple of dozen angry shareholders.

"From the shareholder meeting, then that letter and now this letter, I keep wondering when the next mortar shell gets lobbed," said one shareholder, requesting anonymity.

Calling a cop: In a separate announcement, the bank reported the appointment of Jerry Adams, Lodi's chief of police, to the bank's board of directors.

Adams was approached by the bank to be on the board, he said. He grew up in Lodi and has worked on the police force there for 24 years. He's been chief since July 2000, a position in which he administers a $10 million annual budget. He's overseeing completion of a $14 million new public safety center.

The chief has an undergraduate degree from California State University Sacramento, a master's degree in management from the California State Polytechnic University in Pomona, and a master's degree in public administration from the University of San Francisco.

Adams said much of the brouhaha surrounding the bank stems from pressure to sell it.

"It is a good community bank, and from time to time people are going to be interested in buying it," he said. "Anytime you are in a growth and expansion mode, it comes at the cost of earnings."

He already owned Bank of Lodi stock before he took the position on the board, he said, adding that compared to some of his other investments, Bank of Lodi at least has been appreciating.

WEEKEND EDITION

Lodi News-Sentinel

SATURDAY-SUNDAY, July 19-20, 2003

www.lodinews.com

3 Sections, 30 Pa

Lodi Living ▶

One News-Sentinel reporter searched for California's top roller coasters, but ended up losing more than his lunch

Inside





◀ Generous gift

Lodi woman donates kidney to her husband in order to save his life

Page 3







Cl

De



Angelo Anagnos



Steve Coldani



Kevin Van Steenberge

Truth or just trouble?: Bank of Lodi officials vs. 3 ousted directors

By Ripley M. Howe
NEWS-SENTINEL BUSINESS EDITOR

Amid Lodi's already blistering summer heat, three ousted directors of the Bank of Lodi are raising the temperature even higher.

White-haired and soft-spoken, Angelo Anagnos, 68, is a developer and property owner; Steve Coldani, 49, with dapper good looks and a persuasive, easy manner, is a Realtor; and Kevin Van Steenberge, 45, sandy-haired and sincere, is the president of Lodi Iron Works.

The trio of deposed bank directors have sparked an intense backroom dispute about the decisions and practices of the senior management at the Bank of Lodi. The bank's managers say they have answered every question and are baffled by the actions of the trio.

The three describe themselves as earnest, vigilant overseers of a bank they say is troubled. In turn, bank leaders say the three are troublemakers who may want to see the bank sold to a rival institution.

Please see Bank Battle, Page 11

Continued from Page 1

In the complex world of banking, the accusations and rebuttals involve nuances of a few percentage points here and there, an alphabet soup of acronyms and a plethora of "standards" on which few seem to agree.



> *They did not conduct themselves with respect to their fiduciary duties.*

Bank of Lodi President Leon Zimmerman on why the three directors lost their positions

A hostile takeover?

The Bank of Lodi was founded in 1983 by a group of Lodi area investors. Despite a steady increase in deposits, the bank has a generally poor record of profitability compared to similar banks.

Recently, however, there has been a spike in the stock price due to talk of a takeover by Farmers and Merchants bank, the Bank of Lodi's larger cross-town rival.

F & M, with roughly four times the assets of the Bank of Lodi, has indeed been making overtures toward the smaller bank. In fact, F&M has recently been purchasing stock in the Bank of Lodi, F&M's President Kent Steinwert told the News-Sentinel in June.

Such an attempt could qualify as a "hostile takeover," in which one company is taken over by another despite resistance by the target firm's management and board of directors.

The three dissident directors strongly assert that they oppose the sale of the bank to F&M, and say that their concern is for the Bank of Lodi's shareholders.

All three have strong ties to Lodi's banking community.

Both Anagnos and Steve Coldani's father Ray are founding members of the bank's board — When Steve's father retired, Steve took his father's position on the board. Van Steenberge's mother for a time was on the board of the Farmers and Merchants bank.

The three were voted off the bank's board in April. However, they continue to serve as directors of First Financial Bancorp, the umbrella corporation for the bank.

The three lost their positions of the bank board because "They did not conduct themselves with respect to their fiduciary duties," Zimmerman said. He would not elaborate.

That left the 10-member bank board with only seven members, and Lodi Police Chief Jerry Adams was nominated and placed on the bank board by a unanimous vote of the First Financial board, including the three dissident directors. Two positions on the bank's board remain open.

To make their point, they have hired their own outside company to evaluate the bank's performance. It is headed by Gary Findley, of Brea, who now acts as the group's attorney.

Findley is also the head of the Findley Reports, a company that evaluates the performance of banks. In 2002, Findley Reports called the bank a "premier performer," though now Findley is strongly critical of the bank's numbers.

Findley said that in 2002 his organization had substantially lowered the bar for evaluations. These standards have since been raised, he said.

The controversy flared last month, when the three directors sent a five-page letter to the bank's 980 shareholders laying out their concerns.

Raising concerns

In their June 23 letter, they voiced several criticisms of the performance and management of the bank.

They say the bank has a "lack of leadership," and has used "intimidating tactics" toward them.

Among the issues that the group and their attorney raise are:

First, that compared to similar, or "peer" banks, the Bank of Lodi's financial numbers rank consistently lower. They say they have repeatedly requested an independent review of the overall management and future plans of the bank, but have been rebuffed by senior management.

"All that my three guys have asked is to bring in an independent third party," said Findley, the group's attorney. Those requests have been denied by the bank's executive committee, he said.

Second, they question, the salaries and other compensation received by top management at the bank, and the amount of bank-owned life insurance for its senior managers and board members. They claim the amount is more than double the amount recommended by federal regulators, and puts the bank at risk.

Lastly, but not their only other concern, is that the bank's managers have not been open with the directors about offers made to

buy the bank.

Eager to respond

But bank officials are eager to respond.

In a July 8 response to the directors' June letter, signed by CEO Leon Zimmerman and board Chairman Benjamin Goehring, bank officials said the directors' letter contained "outright lies, half truths and innuendo character assassination and deliberately misleading statements."

"We are mystified by their actions," said Zimmerman on Wednesday. "It makes you scratch your head."

While he agreed that the bank's performance was below that of its peer banks, he laid the blame on the decision of the bank's directors more than a decade ago to build the bank's large and expensive headquarters building, located on Ham Lane.

When the bank's assets rise to around $350 million, the costs of the building will cease to be such a large percentage of the bank's yearly expenses, he said. The building expenses cause a drag on the bank's profitability, he said. In 2002, the bank's assets were around $255 million.

Zimmerman said the bank is in the middle of a growth pattern that has been under way since shortly after he took over as CEO in 1995. The bank has been adding branches, and is planning to open its first Sacramento office.

Christenson agreed. "Judge us from the time the plan was implemented, and we have a great story to tell," he said.

The two bank executives claim that the bank has shown steady growth, both in increased assets and in stock price, since the strategic plan was put into place in 1996.

Regarding the life insurance, Zimmerman said that the bank's purchase of the insurance was examined by an analyst firm and its attorneys, who found it to be reasonable and legal.

The only thing certain about the future of the dispute is that discussions will continue, both in public and behind closed doors.

"The shareholders will determine what happens next," Coldani said.



JENNIFER M. HOWELL/NEWS-SENTINEL

The board room at the Bank of Lodi sits empty one recent morning, but it's in this room where many of the most important decisions affecting the future of the bank are made.

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>p17449_8-k.txt
<DESCRIPTION>CURRENT REPORT
<TEXT>

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 25, 2003

First Financial Bancorp
(Exact name of registrant as specified in its charter)

California	94-2822858
(State or other jurisdiction of Incorporation or organization)	(IRS Employer Identification Number)

0-12499
(Commission File No.)

701 South Ham Lane Lodi, California	95242
(Address of principal executive offices)	(Zip code)

(209) 367-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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Item 5. Other Events and Required FD Disclosure

At the June 26, 2003, Board of Directors meetings of First Financial Bancorp and Bank of Lodi, N.A., a Code of Conduct Policy applicable to members of the Board of Directors of the Holding Company and the Bank was adopted.

Steven M. Coldani, Angelo J. Anagnos and Kevin Van Steenberg, who are directors of First Financial Bancorp but not of Bank of Lodi, N.A., have refused to acknowledge in writing their agreement to be bound by

the Code, as the Board has requested all directors to do. Messrs. Coldani, Anagnos and Van Steenberg have not indicated the reasons for their refusal.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

The exhibit list is incorporated by reference to the exhibit index to this report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Bancorp

By: /s/ Allen R. Christenson

Allen R. Christenson
Senior Vice President
Chief Financial Officer

Date: July 25, 2003

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EXHIBIT INDEX

Exhibit	Description
14	First Financial Bancorp and Bank of Lodi, N.A., Policies and Code of Conduct Applicable to Members of the Board of Directors

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-14
<SEQUENCE>3
<FILENAME>p17449_ex-14.txt
<DESCRIPTION>POLICIES AND CODE OF CONDUCT
<TEXT>

Exhibit 14

FIRST FINANCIAL BANCORP
BANK OF LODI, N.A.
LODI, CALIFORNIA

POLICIES AND CODE OF CONDUCT

APPLICABLE TO

MEMBERS OF THE BOARD OF DIRECTORS

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I. Standards Applicable to Selection, Qualifications and Conduct of Board Members

A. Purpose Statement.

First Financial Bancorp and Bank of Lodi, N.A. (together the "Company") seek to maintain the best reputation and the highest ethical standing of any banking company in its communities. In the conduct of its business the Company depends upon the attention, goodwill, competence and personal integrity of its Directors. In addition, banking and corporate laws and regulations require that bank Directors maintain high standards of personal and business integrity, and prohibit certain activities by insiders. The purpose of these Board of Directors policies (the "Policies") is to ensure high standards of performance and conduct by Directors, as well as to insure compliance with the laws and regulations which affect the Company and the members of the Board of Directors.

B. Responsibility With Respect to Policies.

Following adoption by the Board of Directors, it will be the responsibility of the Board's Audit Committee to review and enforce these Policies. These Policies shall be reviewed by the Audit Committee as necessary to maintain current, effective policies and in no event less frequently than every six months.

The Company's Directors shall have the individual and collective responsibility to bring to the attention of the Audit Committee all information of which they are aware regarding the existence of material concerns raised by these Policies, including any violations of these Policies.

C. Selection of Directors.

In accordance with the requirements of the Company's By-Laws, from time to time the Board may at its discretion nominate or appoint new Board members. Individuals who are selected to be Directors should have sufficient time available to fulfill their responsibilities, and should be free of financial difficulties or other commitments which might hinder their efforts, make demands which conflict with the individual's commitment to the Company or in any way tend to embarrass the Company.

A position as a Director of the Company is a position of trust. Directors should be selected on the basis of their qualities of integrity, business experience, experience with financial matters, knowledge of and commitment to the community, as well as their genuine interest in assisting the Company. Company Directors will be screened to insure they possess the maturity and sophistication to appreciate their obligations to all of the Company's constituents, including the Company's shareholders, employees, depositors and other customers, the community in which the Company operates, and the regulatory agencies which supervise the Company's activities. These qualities should be clearly demonstrated by the candidate's experience and reputation. In addition, the Board should favor candidates who have the skill and inclination to attract business to the Company or who can be helpful in evaluating business opportunities that are presented to the Company.

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Candidates for membership on the Company's Board of Directors (whether nominated by the Board or another shareholder) must submit a consent for the Company to obtain a background check (including fingerprint cards) and a credit report and a resume of the candidate's business and professional experience for

review by the Audit Committee and the Company's Chief Executive Officer. The Audit Committee shall pay particular attention to any elements of the documents submitted by a Board candidate which bring into question the candidate's ability to fully comply with all elements of these Policies.

D. Prohibitions on Service for Other Persons or Entities and Ownership of Company Stock.

1. Except as specifically authorized by a majority vote of the Company's Board of Directors, no person while a member of the Company's Board of Directors shall serve, whether or not paid for such services, as a Director, officer, employee, agent, nominee, material consulting accountant, analyst, attorney, advisor, consultant, or policy decision maker for any other bank, savings association, bank or savings association holding company, or affiliate or subsidiary thereof, or act in the capacity of the assignee, agent, consultant, advisor or nominee of anyone who has any contract, arrangement or understanding with any other bank, savings association, bank or savings association holding company, or affiliate or subsidiary thereof, or with any officer, Director, employee, agent, nominee, material consulting accountant, analyst, attorney or policy decision maker thereof, pursuant to which that person could be called upon to reveal or in any way utilize information obtained as a Director or will, directly or indirectly, attempt to effect or encourage any action of the Company.

2. Except as specifically authorized by a majority vote of the Company's Board of Directors, no person while a member of the Company's Board of Directors shall, directly or indirectly, own more than 5% of, organize, manage, operate, finance or participate in the ownership, management, operation or financing of any financial institution whose deposits are insured by the FDIC that has its head offices or a branch office within 100 miles of any Bank of Lodi branch office.

3. Annually, prior to the preparation of the proxy for the time of the Company's annual shareholders meeting (or at such other time as may be fixed by the Board of Directors) each Director shall submit an annual certification under penalty of perjury dated as of February 28th of each year, stating the Director's sources of income (other than interest income on regularly maintained deposit accounts or publicly traded bonds and dividend income from publicly traded equities) as shown on his or her tax return (including all W-2 or 1099 forms) and a list of the number of voting shares of any bank, thrift, or bank, financial or thrift holding company so that the Board of Directors may verify compliance with this provision.

4. In addition to the Company's policy with respect to the qualifications of Directors, federal law requires that, unless an exception is granted by the Office of the Comptroller of the Currency, members of the Company's Board of Directors be citizens of the United States and that all Directors own, without encumbrances, at least 1,000 shares of the Company's stock. At all times while serving on the Board of Directors, each Director shall maintain beneficial ownership of at least 1,000 shares of the Company's common stock. Federal

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law also provides that members of the Company's Board of Directors may not be investment bankers.

E. Specific Standards Applicable to Directors.

Members of the Company's Board of Directors shall be responsible for the following in connection with matters involving the Company:

- Exercising sound and prudent judgment in the oversight of the Company's activities and operations.

- Discharging the Director's obligations with the interests of the Company, its shareholders, employees, customers and communities uppermost in the Director's mind.

- Supporting the decisions of the Board of Directors following full and reasonable discussion or debate of matters establishing the policies and strategies of the Company.

- Administering the affairs of the Company with candor, personal honesty and integrity.

- Obtaining no actual or apparent personal gain from information gained pursuant to the Director's conduct of confidential duties on behalf of the Company.

- Maintaining independence while remaining receptive to the views of others and viewing problems with as little personal bias as possible.

- Complying with all federal and state statutes, rules and regulations applicable to the Company or its Directors.

- Reviewing examination, financial and other reports with respect to the business, activities and performance of the Company and ensuring that any problems are appropriately and timely addressed.

- Insuring prudent tradeoffs between the imperatives of growth, safety and profitability, taking into appropriate account the multiple constituencies to which the Company is responsible.

- Acting as an active advocate for the Company in the community.

- Attending all regular and special meetings of the Board of Directors and of all Board committees on which the Director serves.

- Protecting the interests of the Company through the avoidance of self-dealing in transactions with the Company.

- Owning at least 1,000 shares of the Company's capital stock to insure that the Director has a healthy personal interest in the Company's progress and prosperity.

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- Taking advantage of continuing education opportunities, especially those activities which provide a forum for interaction with Directors of peer group banks.

- Maintaining as confidential all information obtained as a Director.

F. Duty of Loyalty.

Consistent with the high standards established by these Policies, members of the Board of Directors must be loyal to the Company and to the Company's management, and must help the Company identify and capitalize on opportunities that may translate into prudent, profitable business for the Company. Members of the Board of Directors shall represent and promote the goodwill of the Company in the community. No Director shall reveal or in any way utilize information obtained as a Director or will, directly or indirectly, provide such information to any person who is not a member of Company management

or the Board of Directors to attempt to effect or encourage any action of the Company. Federal law provides specific standards for insider transactions that are designed to curb abuses by Directors and other insiders who seek to use their positions with the Company to advance their own interests. In addition, the common law duty of loyalty and good faith requires something more than the mere observance of the letter of these statutory requirements, with members of the Company's Board of Directors being expected to observe high standards of personal and business ethics. Directors should avoid any activity that would not bear public scrutiny.

It is anticipated that Directors may do business with the Company. However, Directors must understand that the Company is required to avoid providing Directors services or financial accommodations of any kind which are more favorable than those offered to the general public. Extensions of credit to Directors must meet or exceed the standards set forth in Regulation O of the Board of Governors of the Federal Reserve System.

As is discussed more fully below, Directors must disclose to the Company any potential or existing conflicts of interest. Directors must respect the prerogative of the Company to seek profitable new business venues and new clients, and Directors should take care not to interfere with that prerogative. Directors must not compete with the Company or, without the advance consent of the Company's Board of Directors, be a principle or director of any competitor bank or bank holding company. Directors should avoid any personal or professional affiliations which might demand or appear to demand conflicting loyalties.

G. Confidential Information and Trade Secrets.

All information, materials, reports, analyses, attorney client communications, reports or correspondence from accountants, auditors or other advisors related to or concerning the Company, all records of the accounts of customers, and any other records and books relating in any manner whatsoever to the customers of the Company, and all other files, books and records and other materials owned by the Company or used by it in connection with the conduct of its business, whether prepared by a Director or otherwise coming into his or her possession, shall be the exclusive property of the Company regardless of who actually prepared the original material, book or record. All such books and records and other materials shall be immediately returned to the Company by the Director on any termination of his or her service as a Director.

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No Director shall reveal or in any way utilize information obtained as a Director or will, directly or indirectly, provide such information to any person who is not a member of Company management or the Board of Directors to attempt to effect or encourage any action of the Company.

Directors will have access to and become acquainted with the Company's trade secrets, including the names of customers and clients of the Company, their financial condition and financial needs, financial information regarding the Company and other information relating to the Company's products, services and methods of doing business. Directors shall not disclose any of the Company's trade secrets, directly or indirectly, or use them in any way, either during the term of the Director's service as a Director (except as required as a Director of the Company) or for a period of twelve months after the termination of service as a Director of the Company. Directors will not, for one year following the termination of their service as a Director, solicit for employment elsewhere individuals who are active, full-time employees of the Company.

H. Charges Commonly Brought Against Directors of Banks.

The most likely plaintiffs in lawsuits against bank directors are the Federal Deposit Insurance Corporation (FDIC) (in its role as the receiver of a failed institution), the Office of the Comptroller of the Currency (OCC) (in its role as the bank's primary federal regulator), the bank's shareholders and it creditors. The most likely plaintiffs in lawsuits against the directors of a bank holding company are the Board of Governors of the Federal Reserve System (FRB), the company's shareholders and its creditors. While suits brought by shareholders and creditors are the most numerous, those involving the most serious potential consequences and the greatest expenditures of money are likely to be those brought by the FDIC, the OCC and the FRB. Regardless of the identity of the plaintiff, many of the same acts and omissions of bank and bank holding company directors serve as the bases for claims that are made against them, including the following:

- o Engaging in self-dealing.
- o Approving imprudent or excessive loans.
- o Failing to address in a satisfactory manner conditions and practices that have been criticized, formally or informally, by bank regulatory agencies.
- o Failing to provide proper guidance to management.
- o Failing to have the bank audited on a regular basis.
- o Failing to ensure the implementation and maintenance of adequate internal procedures and controls.
- o Permitting the institution to become illiquid, or to otherwise operate without adequate net worth and reserves.

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- o Failing to attend a sufficient number of Board and Board committee meetings.
- o Failing to require adequate diversity in the institution's investments.
- o Failing to exercise sound business judgment.

II. Conflicts of Interest

A. Purpose Statement.

The purpose of this conflict of interest policy is to describe the guidelines established by the Company and bank regulatory agencies with respect to the minimization of the risks associated with potential conflicts of interest, and to ensure that the Company applies uniform standards to all Board members. The Company recognizes that there are numerous potential conflicts of interest involved in the day-to-day conduct of the Company's business, and therefore the Company tries to adhere to practices which protect the Company's interests, its image and its reputation, while at the same time remaining fair and reasonable to all concerned.

As is noted above, the Company depends upon the personal integrity of its Directors in conducting the Company's business. In addition, banking and corporate laws and regulations prohibit certain activities by Company insiders. As such, the purpose of this conflict of interest policy is to ensure compliance with all applicable laws and regulations concerning conflicts of interest, to describe the guidelines established by the Company and by the bank regulatory agencies to minimize the risks associated with potential conflicts of interest, and to ensure that fair and equal treatment is provided to all Company

customers, employees, officers and Directors.

B. Responsibilities.

The Company's Directors have the responsibility to comply with these Policies and all applicable laws and regulations. Any suspected violations of these Policies should be reported immediately to the Company's Audit Committee Chairman or Vice Chairman for investigation. Proven violations to these Policies may subject the involved party to certain penalties and possibly to criminal prosecution.

The Company recognizes that there are numerous potential conflicts of interest involved in the day-to-day conduct of the Company's business, and therefore the Company tries to adhere to practices that are "fair and reasonable" in all areas of management of that business. However, three specific areas are carefully regulated and as such are specifically addressed in these Policies: insider vendor/business dealings, securities trading, and bribery of Company insiders.

C. General Standard.

A conflict of interest is defined for purposes of these Policies as a Director's or a Director's family or business associates involvement in any interest which might either conflict

<PAGE>

with the Director's duty to the Company or adversely affect the Director's judgment in the performance of his or her responsibilities to the Company, or which might tend to create the appearance of conflict or impropriety so as to undermine the confidence of third parties in the high standards of the Company.

The Company asks of its Directors that they ensure that their personal and business interests and those of others are not advanced at the expense of the Company. The Company's Directors may not engage in personal or business conduct which conflicts with the interests of the Company. It is important that the Company's Directors avoid even the appearance of a conflict of interest, in the recognition that the appearance of a conflict can be as damaging to the Company's standing and reputation as an actual conflict.

D. Contacts and Relationships With Other Financial Institutions.

1. Communication With Other Financial Institutions.

Directors of the Company shall immediately report to the Company's Chairman of the Board and Chief Executive Officer any communication by or with any person who is a director, officer, employee, agent, nominee, attorney or policy decision maker for any other bank, savings association, bank or savings association holding company, or affiliate or subsidiary thereof, which communication is initiated with respect to any proposed merger or reorganization or other non-public or strategic initiatives related to the Company. Thereafter, unless specifically authorized by the Board of Directors or a Committee of the Board with jurisdiction over such matters, the reporting Director shall have no further communications with agents or representatives of such bank, savings association, bank or savings association holding company or affiliate or subsidiary thereof and shall refer, immediately and without delay, all such further attempted communication to the Chairman, the President and Chief Executive Officer or the full Board of Directors.

2. Compensation From Other Financial Institutions.

No Director of the Company shall, while serving as a Director, accept

any compensation of any kind or in any form whatsoever during the Director's term as a Director from any bank, savings association, bank or savings association holding company or affiliate or subsidiary thereof, or from any individual, entity or group of individuals and/or entities acting in concert which has a controlling interest in any other bank, savings association, bank or savings association holding company or affiliate or subsidiary thereof, unless the receipt of such compensation is approved in advance by a majority of the non-interested members of the Company's Board of Directors.

E. Insider Vendor/Business Dealings.

1. Definition.

Vendor/business dealings between the Company and its Directors pose potential conflict of interest problems for the Company's Directors and as such are expressly addressed by special banking and corporate laws and regulations. The Company has determined that the

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Company's vendor/business dealings policy and procedures will apply to all Company Directors and their immediate families.

A "business dealing" is any transaction by a Company Director in which the Director receives any direct or indirect economic benefit, excluding extensions of credit, deposit relationships and any other ordinary customer service provided by the Company. By way of example, "business dealing" includes the following activities:

a. The sale, purchase or other conveyance of assets, goods or services to or from the Company. (This includes the sale or purchase of all types of non-deposit liabilities and the payment of interest on such liabilities.)

b. The use of the Company's facilities, real or personal property, or personnel.

c. The lease of property, equipment or other assets to or from the Company.

d. The payment by the Company of commissions and/or fees, including but not limited to brokerage commissions and management, consultant, insurance, architectural and legal fees.

e. Service agreements.

f. The payment of interest on deposits to the extent that the rate of interest exceeds the amount paid to other depositors on similar deposits.

NOTE: Company policy and federal law prohibit the payment of interest on deposits to a Director, officer, employee or attorney of the Company in excess of the rate paid to other depositors.

2. Policy Elements.

The Company may enter into business relationships, contracts and similar arrangements with Directors. However, all business dealings between the Company and its Directors must be intended for the benefit of the Company and must not be entered into by the Company merely as an accommodation to the Director. For the purposes of this conflict of interest policy, a "business dealing" does not include (i) compensation of a Director for his or her services as a Director of the Company, (ii) any transactions that are subject to Regulation O of the Board of Governors of the Federal Reserve System, or (iii) any business dealings which have a total transaction value of less than $5,000.

All other business relationships between the Company and a Director of the Company must satisfy each of the following requirements:

a. A business dealing will not be entered into by the Company unless it is determined by Company management to be fair and reasonable. "Fair and reasonable" means on terms and under circumstances that are substantially the same, or at least as favorable, as those prevailing at the time for comparable business dealings with persons who are not Directors.

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b. The following procedures will be utilized to ensure that business dealings that involve Company insiders are arms-length transactions and to assist the Company in determining the fairness and reasonableness of a business dealing:

(i) To the extent practical, at least two competitive quotes and/or bids, dated within 60 days of the date the Board considers the transaction, should be obtained for transactions in excess of $5,000, with the exception of those transactions that are subject to Regulation O of the Board of Governors of the Federal Reserve System.

(ii) Outside independent advice from at least one competent expert will be obtained to render an opinion regarding the fairness of the business dealing to the Company. A sale or lease of property, for example, will require that comparable rates or an appraisal from an outside source be obtained.

(iii) A business dealing should generally be for a term that does not exceed one year. However, there may be exceptions, such as with a lease agreement. In such a case, the landlord and the Company will negotiate in good faith a mutually fair business arrangement.

(iv) Each year the Company will reevaluate the fairness of every business dealing which has been in existence for one year or more or which has been continuously recurring during the past year. In the case of a long-term lease, the transaction will be reevaluated for fairness at the time of renewal or renegotiation.

c. All transactions in excess of $1,000 that involve Company Directors and their immediate families will require prior approval by the Company's Chief Executive Officer. If it is determined that the transaction presents a potential conflict of interest, the Company will not permit the use of the Director or a member of their immediate family in connection with the business dealing.

3. Review of Business Dealings.

The Company's Chief Executive Officer will review each proposed business dealing which involves an amount in excess of the limits described above for compliance with applicable laws and regulations. No business dealing may be approved unless it has previously been reviewed by the Company's Chief Executive Officer, except with respect to the determination of reasonable compensation for Directors. The determination of the Company's Chief Executive Officer will not be binding on the Board, but the Company's Board of Directors will justify in writing any Board decision that is contrary to a determination of the Company's Chief Executive Officer as to non-compliance with applicable laws or regulations.

4. Recordkeeping.

The Company will maintain satisfactory written records with respect to

all business dealings that involve Directors. The Company's records will document and substantiate the reasonableness and fairness to the Company of each such business dealing.

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F. Insider Trading.

1. Introduction.

The Securities and Exchange Commission ("SEC") and the U.S. Justice Department vigorously pursue violations of insider trading laws. An "insider" is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public. Insiders may be subject to criminal prosecution and/or civil liability for trading (which can include both a purchase and sale) the Company's stock when they know material information concerning the Company that has not been fully disclosed to the public.

The Insider Trading and Securities Fraud Enforcement Act puts the onus on companies and, possibly, other "control persons" for violations by Company personnel.

In addition to responding to the requirements of the Act, these Policies attempt to establish standards that will avoid even the appearance of improper conduct on the part of insiders. The Company has worked to establish its reputation for integrity and ethical conduct and it does not want that reputation to be damaged.

2. Policy Elements.

It is the Company's policy that an insider or any related person (including family members) may not buy or sell any securities (including common or preferred stock, options or warrants) or engage in any other action that takes advantage of inside information and may not pass that information on to others.

Except as provided in the next paragraph, insiders must limit their purchases and sales of the Company's securities to certain periods in each calendar quarter following the release of the Company's quarterly financial information. The time when trading is permitted is referred to as a "window period." In general, each window period begins on the third calendar day following the public announcement of the Company's quarterly earnings and ends on the day preceding the Company's Board of Directors meeting regularly scheduled for the last month of each calendar quarter. The Board of Directors may from time to time impose additional "black-out" periods when all trading by insiders will be prohibited. In all events, an insider must not trade even during a window period while in the possession of material nonpublic information.

Insiders may buy the Company's securities outside the window period in the case of an acquisition (but not a subsequent sale) of the Company's common stock on the exercise of employee stock options. In addition, an insider may engage in any transaction that is specifically approved in writing in advance by the Company's Chief Executive Officer.

As a result of the sensitivity and scrutiny of stock trading by insiders, all Directors must notify the Company's Chief Executive Officer or Corporate Secretary at least two days prior to making any purchase or sale of the Company's securities.

In connection with the obligation not to pass material non-public

information on to others, Directors may not, without a legitimate reason, discuss material non-public information with other persons. Directors must take all steps reasonably necessary to reduce the chances of inadvertent tipping of material non-public information. These steps should include the following: discussion of material, non-public information on a need-to-know basis only; use

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of secure methods of transferring confidential data electronically; maintenance of documents in secure, preferably locked, environments; and destruction of documents prior to disposal.

These Policies apply to all material, non-public information, whether or not obtained in the course of serving as a Director of the Company, relating to any public company, including the Company's customers and suppliers. Stock transactions that may be necessary for independent reasons, such as the need to raise money for an emergency expenditure, are not excepted from these Policies. To preserve the Company's goal of adhering to high ethical standards of conduct, even the appearance of an illegal or improper transaction must be avoided.

3. Material Insider Information Defined.

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell any security. In short, material information is any information which could affect the price of a security. Either positive or negative information may be deemed to be material. The following are examples of information that may be regarded as material:

o Projections of future earnings or losses

o News of a pending or proposed merger

o Acquisition or tender offer developments

o Changes in liquidity position, including changes caused by the loss of a line of credit or other financing

o News of a significant sale of assets or the disposition of a subsidiary, division or line of business

o Changes in dividend policies

o Declaration of a stock split or the offering of additional securities

o Changes in senior management

o Significant new products or discoveries

o Impending bankruptcy or financial liquidity problems

o The gain or loss of substantial customer or supplier support

o A pending tender offer or exchange offer

o Calls, redemptions or purchases of the Company's securities

o Business combinations of any type

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- o Earnings announcements
- o The filing of a lawsuit or significant developments in a litigation matter
- o Labor disputes, strikes and lockouts
- o Important license, patent or franchise developments
- o The commencement or potential commencement of a governmental investigation
- o Significant compensation plans or programs
- o The adoption of a poison pill or other anti-takeover defense
- o Significant borrowings, defaults or write-offs
- o Significant diminishment of the value of assets

The foregoing list is illustrative only. There may be many other examples of material information which may arise in the course of a company's business.

4. When Information Is Public.

Generally, information should be considered non-public if it has not been disseminated in the Company's annual or periodic reports, has not been the subject of a press release intended for and made available to the public or has not been widely reported to the media, statistical services, market letters or the like. Further, the investing public must be afforded time to receive the information and act upon it following the release of the information. Therefore, Directors must refrain from trading, and must refrain from advising others to trade, in the Company's stock until at least two full calendar days (trading can commence on the 3rd calendar day) after disclosure of information to the public.

5. 20/20 Hindsight.

It is important to remember that when any securities transaction becomes the subject of legal scrutiny, it will undoubtedly be viewed after the fact with the benefit of "20/20 hindsight." As a result, before engaging in any securities transaction, Directors should carefully consider how regulators and others might view the transaction.

6. Transactions By Family Members.

The restrictions described in this Section F also apply to Directors' family members and others living in the Directors' households. Directors are to be responsible for the compliance with these Policies by members of their immediate family and personal household.

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7. Tipping Information To Others.

Insider trading violations are not limited to trading by the insider alone. It is also illegal to share non-public material information with others who then use such information to purchase or sell the Company's stock. Liability in such cases will extend to both the "tipper"--the insider who told someone non-public information, and the "tippee"--the person who purchased or sold shares based on this non-public information. The securities law penalties for

violations of this standard will apply regardless of whether a Director derives any personal profit from the actions of the person to whom the information was passed.

Directors who are in possession of material, non-public information concerning a company or municipality should take particular care to avoid discussions of confidential information in public places such as gatherings, hallways, office areas that are generally open to employees, elevators, restaurants and airplanes.

G. Consequences for Failure to Adhere to Insider Trading Policies.

The penalties for insider trading violations are substantial. Individuals who trade on inside information (or tip such information to others) are subject to a civil penalty of up to three times the profit gained or loss avoided, plus a criminal fine (no matter how small the profit) of up to $1,000,000, and a jail term of up to ten years. In addition, an individual insider's violation can subject the company and its controlling persons to civil penalties of the greater of $1,000,000 or three times the profit gained or loss avoided, and a criminal penalty of up to $2,500,000.

Moreover, any Director who violates the Company's insider trading policy will be subject to company-imposed sanctions, including immediate removal for cause. Needless to say, even if an investigation by the Securities and Exchange Commission or other regulatory authority does not result in the imposition of penalties or prosecution, the mere fact of an investigation can tarnish one's reputation, irreparably damage one's career and involve substantial legal expense.

H. Additional Prohibited Transactions.

Because it is improper and inappropriate for Company personnel to engage in short-term or speculative transactions involving Company stock, it is the Company's policy that Directors should not engage in any of the following activities with respect to securities of the Company:

1. Trading In Securities On A Short-Term Basis.

Any Company stock purchased by a Director or executive officer in the open market must be held for a minimum of six months. (Note: this requirement parallels the SEC's short-swing profit rule, which prevents executive officers, Directors and 10 percent shareholders from selling or purchasing any Company stock within six months of a purchase or sale.)

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2. Purchases Of Company Stock On Margin.

Purchases of Company stock on margin, other than in conjunction with the exercise of stock options in accordance with any Stock Option Plan adopted by the Company, are prohibited.

3. Short Sales.

4. Buying Or Selling Puts Or Calls.

I. Questions or Assistance.

If a Director has questions about these Policies, or specific transactions which may be affected by these Policies, the Director should obtain additional guidance from the Company's legal counsel. However, responsibility for adhering to these Policies and avoiding illegal and improper transactions

rests with each First Financial Bancorp employee, officer, Director and agent.

J. Pre-Clearance of All Trades by Directors.

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction, the Company has implemented the following procedure: All transactions in Company stock (including acquisitions, dispositions and transfers) by Directors of the Company must be pre-cleared by the Company's Corporate Secretary. If a Director is contemplating a transaction in the Company's stock, the Director should contact the Corporate Secretary before completing the transaction. This requirement does not apply to stock option exercises, but does cover market sales of option stock. This requirement also excludes the use of Company stock as an investment alternative in the Company's 401(k) program.

K. Certification.

Directors will be required to certify their understanding of and intent to comply with these Policies Statement, and may be required to re-certify compliance on an annual basis.

III. Restrictions on Resale of Securities by Affiliates

A. Purpose Statement.

Each person who is a Director of the Company may possess the power to direct or cause the direction of the management and policies of the Company and, therefore, will be considered to be an "affiliate" of the Company (i.e., a person who directly or indirectly, through one or more intermediaries, controls the Company) for purposes of the Securities Act of 1933, as amended (the "Act"). Every affiliate of the Company is subject to certain restrictions on the resale of his or her shares of Company stock regardless of how the shares are acquired. Shares of the Company obtained by an affiliate through a registration statement or from the "market" are generally called "control shares." Shares held or acquired by any person who later becomes an affiliate of the Company will also become "control shares" (also referred to as "affiliate

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shares") subject to resale restrictions. These Policies discuss those restrictions. Rule 144 is also applicable to transactions involving the sale of "restricted securities," i.e., securities acquired from an issuer in a transaction not involving a public offering. See "Status of Shares Acquired from an Affiliate" below.

As the issuer of the securities, the Company is obligated under the Act to take reasonable steps to ensure that its securities are not transferred in violation of the Act. In order to satisfy its obligations and to provide the appropriate notice of resale restrictions, the Company must instruct its transfer agent to prohibit transfer of all affiliate shares without appropriate advice from the Company and must order its transfer agent to place a restrictive legend on each certificate representing affiliate shares. The purpose of the legend is to properly inform any person who may obtain the certificate, whether the person is an owner, transferee, pledgee, etc. that the certificate represents affiliate shares which are subject to restrictions on the transfer of said shares. The legend will read substantially as follows:

> "The shares represented by this certificate are owned by a person, or persons, who may be considered an affiliate for purposes of Rule 144 under the Securities Act of 1933. No transfer of these shares or any interest therein may be made except pursuant

to Rule 144, or an effective registration statement under the Act, unless the issuer has received an opinion of counsel satisfactory to it that such transfer does not require registration under the Act."

The Company's transfer agent (the "Transfer Agent"), has been given stop-transfer instructions similar to the restrictive legend with regard to all certificates representing Company shares issued or to be issued to Directors and executive officers of the Company. Counsel to the Company may be required to provide an opinion of counsel to the Transfer Agent prior to effecting the transfer of shares for a proposed resale of shares by an affiliate of the Company.

There are various methods available to affiliates of the Company to sell their "control shares." These methods include resale in compliance with Rule 144, resale by means of a Registration Statement or resale pursuant to Regulation A promulgated under the Act.

B. Resales Under Rule 144.

Rule 144 was promulgated by the Securities and Exchange commission (the "SEC"), to provide a mechanism by which sales of the Company's stock may be made for the account of an affiliate without registration under the Act. The ability to resell Securities pursuant to Rule 144 is, however, subject to a number of requirements including the availability of current public information concerning the Company; limitations on the amount of securities sold; sales being made only through "brokers' transactions"; filing of a notice of sale with the SEC; and the seller having a bona fide intention to sell. These requirements are more fully discussed below:

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1. Current Public Information.

Rule 144(c) requires that adequate current information with respect to the issuer be available to the public. This requirement can be met if the issuer has securities registered pursuant to the Act; has been subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for at least 90 days immediately preceding the sale of the securities; and timely files all the reports required to be filed thereunder during the twelve months preceding such sale (or for such shorter period that the issuer was required to file such reports). The Company has securities registered pursuant to the Act and is subject to the reporting requirements of the Exchange Act. Thus, the current public information requirement of Rule 144(c) will be met if the Company timely files all of the requisite reports as of the date of any sale under Rule 144.

2. Limitation on Amount of Securities Sold.

Rule 144(e) places a limitation on the amount of securities that may be sold. With respect to sales by an affiliate, the amount of securities sold, together with all sales for the account of the affiliate within the preceding three months cannot exceed the greater of (a) one percent of the total outstanding shares of the issuer as shown by the most recent report or statement published by the issuer or (b) the average weekly reported volume of trading in such securities reported on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required by Rule 144(h), discussed below.

3. Manner of Sale.

a. Rule 144(f) requires that the securities be sold in "brokers' transactions" or in transactions directly with a "market maker" and that the persons selling the securities shall not:

(1) Solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction; or

(2) Make any payment in connection with the offer or sale of the securities to any person other than the broker who executes the order to sell the securities.

b. Rule 144(g) defines the term "brokers' transactions" and includes transactions executed by a broker in which the broker:

(1) Does no more than execute the order or orders to sell the securities as agent for the person for whose account the securities are sold, and receives no more than the usual and customary broker's commission; and

(2) Neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction; and

(3) After reasonable inquiry is not aware of circumstances indicating that the person for whose account the securities are sold is an underwriter with respect to the securities, or that the transaction is a part of a distribution of securities of the issuer. (In other words, the broker

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must determine that the shares are sold in accordance with the other provisions of Rule 144 discussed above).

4. Notice of Proposed Sale.

Rule 144(h) provides that if the amount of securities to be sold in reliance upon Rule 144 during any three month period exceeds 500 shares or has an aggregate sales price in excess of $10,000, three copies of a notice on Form 144 must be filed with the SEC. A copy of the Form 144 notice is attached for your information. The Form 144 must be signed by the person for whose account the securities are to be sold and must be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities in reliance upon Rule 144, or the execution directly with a market maker of such a sale.

5. Bona Fide Intention to Sell.

Rule 144(i) provides that the person filing the Form 144 notice must have a bona fide intention to sell the securities referred to in the notice within a reasonable time after filing the notice.

C. Resale by Means of a Registration Statement.

If an affiliate of the Company desires to sell shares in excess of the amount allowable under Rule 144 and free of any restrictions on resale, such sale must be by means of an effective registration statement under the Act, or pursuant to an applicable exemption. Various forms of registration statements are available, each with its own requirements.

An S-1 registration statement, for example, requires a prospectus which includes the greatest scope of disclosure of information under the rules and regulations of the SEC. In addition to disclosure covering the business and

management of the issuer, detailed financial information must be included.

Form S-3 may also be used to register the resale of shares by affiliates. Form S-3 is a fairly short document which, for the most part, would incorporate filings by the Company under the Exchange Act. In order for Form S-3 to be available to affiliates, the issuer must have been subject to the reporting requirements of the Exchange Act for at least 36 months (which the Company has been). There are certain other conditions that apply to the availability of Form S-3 to affiliates which are not discussed herein. In addition to Form S-1 and Form S-3, other forms of registration statements, also not discussed herein, may be available.

D. Resale Pursuant to Regulation A.

Regulation A, promulgated pursuant to Section 3(b) of the Act, exempts from registration under the Act resales within any twelve month period by or on behalf of any one affiliate of securities of an issuer having an aggregate offering price which does not exceed $100,000, if the resales are made in accordance with the Regulation. When two or more persons agree to act in concert for the purpose of selling an issuer's securities, all securities of the same class sold for the account of all such persons during any twelve month period will be aggregated

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for the purpose of determining the limitation on the amount of securities sold under the Regulation.

Persons proposing to sell shares under Regulation A are required to file an "offering statement" with the SEC at least ten days prior to the date on which the initial offering or sale of any securities under the Regulation is to be made.

In addition to filing an offering statement with the SEC, the person for whose account the securities are offered pursuant to Regulation A must file a report of sale with the SEC within thirty days after the end of each six month period following the date of the original offering circular or statement. A final report must also be made upon the completion or termination of the offering and may be made prior to the end of the six month period in which the last sale is made.

While the cost of an offering pursuant to a registration statement, a Regulation A offering does involve preparation of a disclosure document which should be prepared upon advice of securities counsel. Because of the limited amount of shares which can be sold within the $100,000 limitation, the Regulation A offering is typically used in connection with a directed placement by the affiliate to a purchaser or purchasers without a broker.

E. Status of Shares Acquired from an Affiliate.

Shares purchased from an affiliate by a non-affiliate person, if such shares are sold pursuant to the provisions of Rule 144 or pursuant to a registration statement, will not be restricted in the hands of the purchaser. Thus, the purchaser is free to resell the shares as he or she sees fit. Shares received from an affiliate as a gift or pursuant to an exemption may, however, under some circumstances be restricted to the same extent as the affiliate's shares.

These Policies do not discuss "restricted securities," i.e., securities which are acquired from an issuer in a transaction not involving a public offering, and the special requirements imposed by Rule 144 with respect to restricted securities. We are not aware of any restricted securities which the

Company currently has outstanding.

Because of the complexity of the limitations on resales of affiliate shares, we advise that any proposed resales or transfers of shares of the Company be reviewed by counsel to the Company in order to ensure that such resales are made in compliance with the Act. Counsel to the Company will be called upon to provide an opinion of counsel to the Company's Transfer Agent with respect to all resales or transfers of affiliate shares. In order to expedite the process, counsel should be notified sufficiently in advance so as to allow the performance of the due diligence required to render counsel's opinion.

IV. Required Disclosures Under the Securities Exchange Act of 1934

Each person who becomes a Director of the Company will be considered a "reporting person" for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. As a reporting person, each Director is subject to certain SEC filing requirements. The following are the general filing requirements imposed by the SEC:

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A. Initial Statement of Beneficial Ownership of Securities

Within 10 days after becoming a reporting person, each Director must electronically file with the SEC via EDGAR a Form 3 "Initial Statement of Beneficial Ownership of Securities." Each Director must disclose in the Form 3 his or her beneficial ownership of any securities of the Company, whether such beneficial ownership is direct or indirect. In general, a Director is deemed to beneficially own any securities (i) for which that Director has voting or investment control, (ii) which are held in the Director's name or on the behalf of the Director by a third party (i.e. direct interests), or (iii) in which the Director has a pecuniary interest, by reason of contract, understanding or relationship (including a family relationship or arrangement) in securities held in the name of another person (i.e. indirect interests). If the Director does not beneficially own any securities of the Company, the Director is required to file the Form 3 and state that no securities are beneficially owned.

Form 3 has several specific requirements. The Director should clearly identify the class of securities beneficially owned, even if the Company only has one outstanding class. The Director should disclose the face value of the debt securities or the number of equity securities beneficially owned, whichever is appropriate. Non-derivative securities beneficially owned should be reported in Table I and derivative securities (e.g. options, warrants, puts, convertible securities, calls, etc.) should be reported in Table II. Derivative securities beneficially owned that are both equity securities and convertible or exchangeable for other equity securities (e.g. convertible preferred securities) should only be reported in Table II.

To obtain a copy of the Form 3, more information on the form and detailed instructions on filing, visit the SEC website at http://www.sec.gov/divisions/corpfin/forms/form3.htm.

B. Statement of Changes of Beneficial Ownership of Securities

Each Director who enters a transaction resulting in a change in beneficial ownership of the Company's securities must electronically file with the SEC, via EDGAR, a Form 4 "Statement of Changes of Beneficial Ownership of Securities." In general, a Form 4 must be filed before the end of the second business day following the execution of a change of ownership. However, the filing deadline may be extended up to a maximum of five business days in certain instances if the transaction is executed by a third party (e.g., a broker,

dealer or plan administrator) on behalf of the Director and the Director did not select the date of execution. In such instances, the two day period within which the Director must file does not begin until the Director receives notice of the transaction execution or three business days after the execution, whichever occurs first.

Form 4 has several specific requirements. The Director must clearly identify the class of securities, even if the Company only has one class of securities. The Director must disclose the face value of the debt securities or the number of equity securities beneficially owned, whichever is appropriate. In general, all acquisitions or dispositions of debt, equity or derivative securities of the Company must be reported. The amount of securities beneficially owned following the transaction(s) must be reported as well. Acquisitions or dispositions and

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holdings of non-derivative securities should be reported in Table I. Acquisitions or dispositions and holdings of derivative securities should be reported in Table II. The exercise or conversion of a derivative security should be reported in Table I and the holdings of the underlying security should be reported in Table II. The prices of securities should be reported on a per share basis, not an aggregate basis, except that the aggregate price of debt must be stated. Brokerage commissions and other costs of execution should be excluded from such amounts.

Form 4 also requires the Director to disclose the character of the transaction reported. The transaction codes listed below should be used to describe each transaction. If the transaction is not specifically listed, the Director should use transaction code "J" and describe the nature of the transaction in the appropriate space provided. If a transaction involves an equity swap or instrument with similar characteristics, the Director should use transaction code "K" in addition to the code(s) that most appropriately describes the transaction (e.g. "S/K" or "P/K").

General Transaction Codes

P -- Open market or private purchase of non-derivative or derivative security

S -- Open market or private sale of non-derivative or derivative security

V -- Transaction voluntarily reported earlier than required

Rule 16b-3 Transaction Codes

A -- Grant, award or other acquisition pursuant to Rule 16b-3(d)

D -- Disposition to the issuer of issuer equity securities pursuant to Rule 16b-3(e)

F -- Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

I -- Discretionary transaction in accordance with Rule 16b-3(f) resulting in acquisition or disposition of issuer securities

M -- Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

Derivative Securities Codes (Except for transactions exempted pursuant to Rule

16b-3)

C -- Conversion of derivative security

E -- Expiration of short derivative position

H -- Expiration (or cancellation) of long derivative position with value received

O -- Exercise of out-of-the-money derivative security

X -- Exercise of in-the-money or at-the-money derivative security

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Other Section 16(b) Exempt Transaction and Small Acquisition Codes (except for Rule 16b-3 codes above)

G -- Bona fide gift

L -- Small acquisition under Rule 16a-6

W -- Acquisition or disposition by will or the laws of descent and distribution

Z -- Deposit into or withdrawal from voting trust

Other Transaction Codes

J -- Other acquisition or disposition (describe transaction)

K -- Transaction in equity swap or instrument with similar characteristics

U -- Disposition pursuant to a tender of shares in a change of control transaction

For a copy of the Form 4, more information on the form and detailed instructions on filing, visit the SEC website at http://www.sec.gov/divisions/corpfin/forms/form4.htm.

C. Annual Statement of Beneficial Ownership of Securities

Under certain circumstances, a Director is required to electronically file with the SEC, via EDGAR, a Form 5 "Annual Statement of Beneficial Ownership of Securities." In general, a Form 5 must be filed if (i) there were any transactions in the previous fiscal year that were exempt from Section 16(b) of the Securities Exchange Act of 1934 (e.g. bona fide gifts and inheritance), (ii) there were any transactions in the previous year that were exempt for the disclosure requirements of Forms 3 or 4, (iii) there was any small acquisition(s) in a six month period during the previous fiscal year not exceeding $10,000 in market value or iv) there were any transactions that should have been reported in Forms 3 and 4 that were not reported. If applicable, a Form 5 must be filed on or before the 45th day after the end of the Company's fiscal year. The Director should report the transactions listed above for the previous fiscal year and the beneficial ownership at the end of the previous fiscal year.

Form 5 has several specific requirements. The Director must clearly identify the class of securities, even if the Company only has one class of securities. The Director must disclose the face value of the debt securities or the number of equity securities beneficially owned, whichever is appropriate. Every transaction must be reported even if the acquisitions and dispositions with respect to a class of securities are equal. Both direct and indirect

beneficial ownership of securities must be reported. Acquisitions or dispositions and holdings of non-derivative securities should be reported in Table I. Acquisitions or dispositions and holding of derivative securities should be reported in Table II. The exercise or conversion of a derivative security should be reported in Table II and the holdings of the underlying security should be reported in Table I. Acquisitions or dispositions and holdings or derivative securities that are both equity securities and convertible or exchangeable for securities other equity securities

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should only be reported in Table II. The prices of securities should be reported on a per share basis, not an aggregate basis, except that the aggregate price of debt must be stated. Brokerage commissions and other costs of execution should be excluded from such amounts. If consideration other than cash was paid for the security, the Director should describe the consideration, including the value of the consideration. The Director should also report any holdings that should have been previously reported in a Form 3, any transactions that should have been previously reported in a Form 4, and any transactions that should have been previously reported in a Form 5.

Form 5 also requires the Director to disclose the character of the transaction reported. The transaction codes listed below should be used to describe each transaction. If the transaction is not specifically listed, the Director should use transaction code "J" and describe the nature of the transaction in the appropriate space provided. If a transaction involves an equity swap or instrument with similar characteristics, the Director should use transaction code "K" in addition to the code(s) that most appropriately describes the transaction (e.g. "S/K" or "P/K").

General Transaction Codes

P -- Open market or private purchase of non-derivative or derivative security

S -- Open market or private sale of non-derivative or derivative security

Rule 16b-3 Transaction Codes

A -- Grant, award or other acquisition pursuant to Rule 16b-3(d)

D -- Disposition to the issuer of issuer equity securities pursuant to Rule 16b-3(e)

F -- Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

I -- Discretionary transaction in accordance with Rule 16b-3(f) resulting in acquisition or disposition of issuer securities

M -- Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

Derivative Securities Codes (Except for transactions exempted pursuant to Rule 16b-3)

C -- Conversion of derivative security

E -- Expiration of short derivative position

H -- Expiration (or cancellation) of long derivative position with value received

O -- Exercise of out-of-the-money derivative security

X -- Exercise of in-the-money or at-the-money derivative security

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Other Section 16(b) Exempt Transaction and Small Acquisition Codes (except for Rule 16b-3 codes above)

G -- Bona fide gift

L -- Small acquisition under Rule 16a-6

W -- Acquisition or disposition by will or the laws of descent and distribution

Z -- Deposit into or withdrawal from voting trust

Other Transaction Codes

J -- Other acquisition or disposition (describe transaction)

K -- Transaction in equity swap or instrument with similar characteristics

U -- Disposition pursuant to a tender of shares in a change of control transaction

For a copy of Form 5, more information on the form and detailed instructions on filing, visit the SEC website at http://www.sec.gov/divisions/corpfin/forms/form5.htm.

D. Filing by the Company on Behalf of the Director

If a Director so chooses, he or she may grant the Company a limited power of attorney to file Forms 3, 4 and 5 on his or her behalf. However, compliance with the disclosure requirements of this Section IV ultimately remains the responsibility of the individual Director and the Company assumes no legal or other responsibility whatsoever for such compliance. The limited power of attorney is attached as Exhibit A.

V. Bank Bribery Act

A. Purpose.

The Bank Bribery Act provisions of the Comprehensive Crime Control Act of 1984 prohibit any improper benefit to any individual who seeks loan funds or services from, or who are in a position to provide services to, a financial institution by establishing criminal penalties for the offer or acceptance of such benefits. It is the intention of the Company to adopt a policy that embodies the highest ethical standards and that complies with the requirements of the Bank Bribery Act.

B. Policy Elements.

All Directors, and the immediate families of such persons, are generally prohibited from:

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1. Soliciting for themselves or for a third party (other than the Company) anything of value from anyone in return for any business, service or

confidential information of the Company.

2. Accepting anything of value (other than bona fide salary, wages and fees) from anyone in connection with the business of the Company, either before or after a transaction is discussed or consummated.

C. Exceptions.

The Company recognizes that the following are appropriate exceptions to the general prohibition of acceptance of things of value in connection with service as a Director of the Company:

1. Gifts, gratuities, amenities or favors if they are based entirely on obvious family or personal relationships (such as the relationship between an official and his or her parents, children or spouse) when the circumstances make it clear that it is this relationship rather than the business of or employment by the Company which is the motivating factor.

2. Meals, refreshments, travel arrangements, accommodations, or entertainment, all of reasonable value, if furnished in the course of a meeting or other occasion the purpose of which is to hold bona fide business discussions, provided that the expenses would be paid for by the Company as a reasonable business expense, if not paid for by another party.

3. Loans from other banks or financial institutions on customary terms to finance the proper and usual activities of a Director, such as home mortgage loans, except where prohibited by law.

4. Advertising or promotional materials of a reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items.

5. Discounts, premiums, or rebates on merchandise or services or other benefits that do not exceed those available to other customers.

6. Gifts of reasonable value that are related to commonly recognized events or occasions, such as promotion, new job, wedding, retirement, Christmas or bar mitzvah, so long as such gifts do not exceed the value of $100 per gift.

7. Civic, charitable, educational or religious organizational awards for recognition of service and/or accomplishment, so long as such awards do not exceed the value of $100 per award.

8. The Company may, on a case by case basis, approve of other circumstances, not identified above, in which an involved party requests to be permitted to accept something of value in connection with the Company's business. Any exception to these Policies should be documented as a policy exception and reported to the Board of Directors.

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D. Recordkeeping.

If a Director is offered or receives anything of value beyond what is authorized in these Policies, that person must disclose the following information in writing to the Chief Executive Officer:

1. The gift offered or accepted.

2. The name of the donor and his/her company affiliation.

3. The value of the gift.

4. The circumstances surrounding receipt of the gift.

VI. Violations of Board Policies

A. Actions Deemed in Violation of Policies.

Members of the Company's Board of Directors shall be deemed to have violated these Policies upon the determination by the Audit Committee that any of the following events has occurred:

1. A material breach by a Director of any of the provisions of these Policies;

2. The repeated neglect by a Director of his or her duties under these Policies or any material act of dishonesty, intentional misrepresentation or moral turpitude, including the misappropriation or embezzlement of property of the Company or a customer of the Company, the unauthorized intentional disclosure of confidential or material non-public information, or a fraud by the Director in the performance of his or her duties as a Director of the Company;

3. A Director is convicted of a misdemeanor involving moral turpitude or a felony; or

4. A written finding, order or directive from any state or federal banking regulator with jurisdiction over the Company ordering the removal of a Director of the Company.

B. Penalties for Violations of Policies.

In the event the Board of Directors determines that a Director has violated his or her duties or responsibilities pursuant to these Policies, all of the following will apply to such Director:

1. The Director immediately will be removed as a member of any Board committees on which the Director serves.

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2. The Director will thereafter be ineligible for participation in any compensation plans which are available to the Company's Directors, including the receipt of fees for attendance at Board or Board committee meetings and participation in any stock option plans or deferred compensation plans which are applicable to the Company's Directors.

3. The Director will immediately forfeit and surrender any unexercised stock options previously awarded to the Director by the Board.

4. In the discretion of the Board of Directors, the Director will not be entitled to indemnity from the Company for any claim, demand, damages, causes of action or other costs (including but not limited to attorneys fees) arising out of or related to any violation of this Policy statement. To the extent that any claim, demand, damages, causes of action or other costs (including but not limited to attorneys fees) arising out of or related to any violation of this Policy statement are asserted against or incurred by the Company, the Company will have a right of indemnity against the Director. In the event that the Board exercises its discretion as set forth herein, it will notify the Company's directors and officers liability carrier of such determination and shall exclude the Director from coverage under the Company's policy.

5. The Board of Directors will request the resignation of the Director, will

recommend the removal of such Director to the shareholders of the Company at a special meeting called for the purpose of removing such Director, or will not renominate such Director and, if such Director seeks nomination at a meeting of the shareholders, will recommend to the Company's shareholders that the Director not be re-elected at the any meeting of the Company's shareholders.

VII. Required Disclosures Under the Sarbanes-Oxley Act

The Securities Exchange Commission issued Item 406 of Regulation S-K pursuant to requirements set forth in Section 406 of the Sarbanes-Oxley Act. Pursuant to Item 406, the Company is required to make several disclosures regarding its "Code of Ethics." The Company will provide the SEC copies of these Policies and will notify the SEC of any amendments to these Policies. In addition, the Company will furnish copies of these Policies, amendments and revisions thereto, and other information as required in its Form 8-K reports and in its annual Form 10-K report.

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VERIFICATION OF COMPLIANCE

I, _______________, hereby verify that I have reviewed the terms of this policy statement and agree to be bound by its terms.

(signed)

(print name)

(dated)

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Exhibit A

LIMITED POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Allen R. Christenson, Corporate Secretary, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or Director of First Financial Bancorp (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection

with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's legal or other responsibilities, including compliance with Section 16 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

<PAGE>

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this ______ day of ______________________, 2003.

Signature ----------------------------

Print Name ---------------------------

</TEXT>
</DOCUMENT>

Sacramento Business Journal - July 25, 2003
http://sacramento.bizjournals.com/sacramento/stories/2003/07/21/daily44.html

SACRAMENTO Business Journal

LATEST NEWS

3:05 PM PDT Friday

Income up at Bank of Lodi parent

First Financial Bancorp, the parent company of Bank of Lodi, saw income for its second quarter climb 82 percent from the same period a year earlier, driven by a reduction in interest expense.

The bank holding company posted net income of $359,000 for the quarter, or 22 cents per diluted share. The same period in 2002 brought $197,000 in net income, or 12 cents per diluted share. Total interest income declined from $3,590,000 to $3,561,000, but total interest expense fell more, from $965,000 last year in the quarter to $689,000 this time around.

"We are very pleased with the progress we have made this quarter and are determined to keep the momentum going," said president and CEO Leon Zimmerman in a prepared statement.

"The results demonstrate that, given time, our strategic plan for growth and expansion will produce the shareholder value we all expect," he said. "Our significant improvement in net income shows that, as we spread our expenses over a larger pool of assets, we will make great strides in overall performance and the growth strategy is working."

Some shareholders and three directors of the bank have questioned whether the bank's performance is being dragged down by rich pay and benefit packages for executives and whether the bank's growth strategy is living up to its promise.

Total assets as of June 30 were $281 million, up 16 percent from a year earlier. That translates to an annualized return on average total assets of 0.53 percent for the quarter, up from 0.33 percent in the same period of 2002. A 1 percent annual return on average assets is considered the benchmark for success among community banks.

Non-interest expenses for the holding company increased by $242,000, or 7.7 percent. Included in that increase, the company said, was $94,000 spent to respond to the "disruptive actions of three dissident directors," who sent a letter to shareholders questioning the strategy and integrity of the bank's management. Their actions, Zimmerman said, directly cost shareholders 3 cents a share in income, and without the related expenses, income for the quarter would have been up by 110 percent.

GARY STEVEN FINDLEY & ASSOCIATES

Gary Steven Findley*
Thomas Q. Kwan
Laura Dean-Richardson
Debra L. Barbin
------
*A Professional Corporation

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

1470 NORTH HUNDLEY STREET
ANAHEIM, CALIFORNIA 92806

Telephone
(714) 630-7136
Telecopier
(714) 630-7910

FACSIMILE COVER MEMORANDUM

DATE 8/5

PLEASE DELIVER THE FOLLOWING MATERIAL AS SOON AS POSSIBLE.

TO: James Rockett

FROM: Gary Findley

NO. OF PAGES FOLLOWING COVER PAGE: 2

DESCRIPTION OF MATERIAL: Info Request Letter

IF NOT RECEIVING PROPERLY, PLEASE NOTIFY US IMMEDIATELY AT (714) 630-7136.

THANK YOU,

TRANSMISSION VIA:
PANAFAX UF-755e, AUTOMATIC
FAX NO. (714) 630-7910
(24 HOURS)

BANK CODE Colonial

July 31, 2003

Board of Directors
First Financial Bancorp
701 South Ham Lane
Lodi, CA 95240

Pursuant to Section 3.16 of the bylaws of First Financial Bancorp ("Bancorp"), Directors have an absolute right at any time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation and also of its subsidiary corporations, if any. Such right by a Director may be made in person or by agent or attorney and the right of inspection includes the right to make copies and extracts.

The undersigned, as Director's of Bancorp, hereby request, under Section 3.16 of the bylaws, the following documents of Bancorp and its wholly owned subsidiary Bank of Lodi, N.A. ("Bank"). Please have these documents available for inspection on Tuesday, August 5, 2003 at the head office of Bancorp. As permitted under California law and pursuant to the bylaws of Bancorp, we will make arrangements for a copying service to make copies and extracts of all documents that we believe to be appropriate.

If the Board of Directors or its professionals do not agree to provide this information as required under the bylaws and California law, we are prepared to immediately proceed with appropriate legal action and will issue a press release that Bancorp, its Board of Directors and professionals are not acting consistent with the bylaws and with California law.

The documents that we request are as follows:

1. Copies of all letters received from any financial institution that has expressed an interest in the acquisition of Bancorp or Bank over the past twelve months, inclusive of any and all correspondence to and from Farmers and Merchants Bancorp and '

1. Copies of all minutes of the Boards of Directors and Executive Committee meetings of Bancorp and Bank for the last six months.

1. Copies of all financial analysis provided by Fox Pitt Kelton or other investment bankers evaluating proposed expression of interest from any financial institution for the past twelve months provided to the Management, Board of Directors, Executive Committee or any other committee of the Board of Directors.

1. The detailed and complete invoices from Bingham McCutchen LLP showing all legal work performed over the last twelve months.

1. All invoices and correspondences between Bancorp, Bank and Fox Pitt Kelton as investments bankers.
2.

1. Specific break down of all of the expenses incurred by Bancorp and/or Bank during the second quarter of 2003, relating to $94,000 of non-interest expense set forth in the recent press release.

1. The complete Board of Directors packet for Bank, inclusive of financial information and loan review information that was presented to Board of Directors meetings for Bank for the last six months.

1. Copies of all independent audits on loan review for Bank prepared for the last twelve months.

1. Any compensation analysis prepared by John Perry Alexander that has been provided to Management, Board of Directors, Compensation Committee or any committee of the Boards of Directors for Bancorp or Bank for the past twenty four months.

1. All information provided by Benmark concerning the Bank Owned Life Insurance for the past twenty four months inclusive of information and recommendations on the discounted rate to be utilized by Bancorp or

LODI 8/4/03 GSF

Bank.

1. Copy of the current strategic plan for Bancorp and Bank, inclusive of all financial models for performance of Bancorp or Bank for the next three years.

1. Copy of the general ledger expense reversal for the second quarter of 2003 showing the recovery of the bonus for Leon Zimmerman from what was accrued in 2002 and actually paid in 2003.

1. Copies of all directors and officers liability insurance policies in place for Bancorp and Bank.

1. Copies of the Code of Conduct signed by all of the remaining members of the Board of Directors of Bancorp and Bank.

We may have additional information requests as things progress. As Directors of Bancorp we understand our fiduciary responsibilities to the shareholders and believe that our evaluation of this, which includes our evaluation by our attorneys and consultants, will be necessary for us to perform our function for the benefit of the shareholders. This letter is provided pursuant to the bylaws of Bancorp.

Respectively submitted,

Steve Coldani   Angelo Anagnos   Kevin Van Steenberge

Cc: Office of the Comptroller of the Currency
Federal Reserve Bank of San Francisco

Directors Questions
July 31, 2003

1. How was the decision made to reject the offer from ? What financial information was reviewed by the Executive Committee that has not been presented to the full Board of Directors in determining whether to accept or reject that offer?

1. What are the expenses that are identified in the $94,000 non-interest expense number set forth in the recent press release? What is the specific break down as to the monies paid to Bingham McCutchen LLP and Fox Pitt Kelton during the second quarter of 2003? What other costs were identified with the $94,000? Was any costs identified with Farmers and Merchants Bancorp, , the shareholders meeting and other matters not related to recent correspondence forwarded by the three minority directors? If so - how much?.

1. Mr. Corrigan of Benmark indicates that he is advising Bank to reduce the discount rate identified with the Bank Owned Life Insurance programs for Bank. Will the Board of Directors of Bank reduce the discount rate and to what level? What is the financial impact to Company's and Bank's net income due to a reduction in the discount rate identified with Bank Owned Life Insurance programs?

1. What is the status of the recent examination from the Office of the Comptroller of the Currency involving Bank? Has the Report of Examination been issued to the Board of Directors? What correspondences have been received by Bancorp, Bank, Board of Directors or professionals involving in the Office of the Comptroller of the Currency and the recent examination?

1. Has Board of Directors or the Executive Committee entered into an engagement agreement with Fox Pitt Kelton concerning investment banking services? If so -what is the value and scope of the contract?

1. Has the Board of Directors or any committee of Bancorp or Bank increased compensation levels for any executive officer in the last six months. In the least six months have any stock options been granted to any executive officer or member of the Board of Directors? If so - to whom, how many options and at what exercise price?

1. What is the plan of action of the Board of Directors concerning Dr. Schumaker if he is unable to reassume his position in the next few months ? Has he executed the Code of Conduct? Is the Board of Directors considering any potential additions to the Board?

1. What was the financial performance of Bancorp or Bank for the month of July 2003? Please provide a breakdown of the balance sheet and income statement. Has Company repurchased any stock or has the ESOP purchased any shares of Company common stock over the past three months?

1. Have all of the Directors executed the Code of Conduct that was set forth in the form 8-K, forwarded by the Company to the Securities and Exchange Commission?

1. Has the Company received any evaluation by John Perry Alexander concerning the compensation levels of Directors or Executive Officers of Company or Bank in the last six months? And if so, what is the information that has been provided by John Perry Alexander?

Bank.

1. Copy of the current strategic plan for Bancorp and Bank, inclusive of all financial models for performance of Bancorp or Bank for the next three years.

1. Copy of the general ledger expense reversal for the second quarter of 2003 showing the recovery of the bonus for Leon Zimmerman from what was accrued in 2002 and actually paid in 2003.

1. Copies of all directors and officers liability insurance policies in place for Bancorp and Bank.

We may have additional information requests as things progress. As Directors of Bancorp we understand our fiduciary responsibilities to the shareholders and believe that our evaluation of this, which includes our evaluation by our attorneys and consultants, will be necessary for us to perform our function for the benefit of the shareholders. This letter is provided pursuant to the bylaws of Bancorp.

Respectively submitted,

Steve Coldani Angelo Anagnos Kevin Van Steenberge

Cc: Office of the Comptroller of the Currency
Federal Reserve Bank of San Francisco

August 6, 2003

Dear Shareholder of First Financial Bancorp/Bank of Lodi, N.A.:

As outside Directors of First Financial Bancorp ("Company"), we feel it is our continued responsibility to express our concerns to you as shareholders and provide information to you to fully evaluate your Company and the recent activities of Company and its wholly owned subsidiary, Bank of Lodi, N.A. ("Bank"). On June 23, 2003 we forwarded a letter to shareholders expressing our concerns. We have been overwhelmed by the positive response from over 100 shareholders through letters, emails and calls, expressing their concerns about your Company and also encouraging us to continue to ask the tough questions and push for satisfactory performance. Over the past month, the Board and Executive Management have taken an aggressive position against the three of us to isolate us as Directors and have attempted to intimidate us through letters, press releases and comment. **Their tactics will not deter us since we believe that the actions that we take are for all shareholders and not that of a select few.** We have requested documents from Company and Bank in order to represent the shareholders. The Board, Executive Management and professionals have denied us access to information about the Company and Bank in contravention of the Bylaws and California law. To represent the shareholders we will fight for the information to be certain that accurate information is provided about the true condition and direction of Company and Bank. We felt it appropriate to comment on three items in this correspondence: Bank's recent second quarter earnings announcement, additional information concerning the bank owned life insurance ("BOLI") and the Code of Conduct.

Second quarter earnings.

On July 25, 2003, Company reported second quarter earnings of $359,000 or $0.21 per diluted share. Net income for the first six months of 2003 was $701,000 or $0.41 per diluted share. For the first six months of 2003, your Company has reported the return on average assets of 0.52% and a return on average equity of 6.56%, significantly below peer group levels, which have been reporting 2003 income levels in excess of a 1% return on average assets and 10% return on average equity. We have not had an opportunity to study in detail the financial information concerning the Company for the second quarter. When your Company files its Form 10-Q with the Securities and Exchange Commission we will review that financial information and have a report. However, the original statements in the June 23, 2003 letter continue to resonate with the Company. **The performance continues to be mediocre, significantly below peer group levels, and we do not see a viable plan that will increase net income to a level consistent with peer banks.**

Many of you received a letter from the Company, dated July 8, 2003, which was in response to our letter of June 23, 2003. In the letter the Company indicates a number of its accomplishments in 2001, 2002 and the first quarter of 2003. However, net income levels, with regard to peer group, are conspicuously absent. We were pleased that Executive Management are willing to further discuss performance with shareholders and

we encourage all shareholders to ask tough questions! We believe that the July 8, 2003 letter closes with the most concerning statement. "We are on track with our strategic plan and are excited with the prospects for our future. **Our strategy of Growth, Expansion, Products and Services combined with an annual increase in net income of at least 10% is working and continues to provide a worthwhile investment for our shareholders, employees, customers and communities.**" Your Executive Management has communicated that the performance of your Company on net income will be significantly below peer group levels for the next several years! In 2002 your Company made $1,355,000 -- for 2003 they are on track for net income in excess of $1,400,000. If we take the comments of Executive Management literally, it will be at least three years before your Company makes in excess of $2,000,000 net income. We have heard the story before, "Trust us. Give us a few more years. Performance will get better." However an increase of at least 10% per year in net income will not get us to where we need to be: consistent performance with our peer group! **Despite the claims of Executive Management - there is no momentum!**

The recent press release and shareholders letter takes a shot at us, indicating that the net income for the second quarter was impacted by non-interest expenses of $94,000 associated with responding to the disruptive actions initiated by three dissident Directors. $94,000 is a lot of money and we cannot, for the life of us, figure out how your Board and Executive Management could spend $94,000 on responding to some our concerns. There must be some other expenses included and you, as shareholders, should be asking the question, "What was included in the $94,000 and what actions were actually taken?"

$94,000 of non interest expense is equivalent to $0.03 per share and your Board and Executive Management place that $0.03 per share at our feet. If your Company was performing in a manner consistent with peer group, we would not be forwarding these letters. By not achieving peer group level performance, the shareholders are losing at least $0.18 per share per quarter in prospective value. The following charts illustrate how much the Company and you as a shareholder are losing to peer group. The comparison is sobering and quite concerning!


RETURN ON AVERAGE ASSETS
UNDER PERFORMING
1.50%
1.00%
0.50%
0.00%
Peer Banks
FLLC

	2000	2001	2002	2003*	2004*	2005*
Peer Banks	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
FLLC	0.71%	0.59%	0.57%	0.54%	0.52%	0.50%

*Assumes 15% growth in assets and 10% growth in net income

EARNINGS PER SHARE


$3.00
$2.00
$1.00
$0.00
LOST OPPORTUNITY


FLLC (1)
@1% ROAA (2)

	2000	2001	2002	2003*	2004*	2005*
FLLC (1)	$0.79	$0.73	$0.79	$0.87	$0.96	$1.06
@1% ROAA (2)	$1.13	$1.24	$1.40	$1.61	$1.85	$2.12

(1) EPS of FLLC based upon historical & FLLC stated estimates of 10% increase in annual net income
(2) EPS if FLLC achieved a 1.0% ROAA
(3) Based upon 1,709,470 weighted shares 2003+

Shareholders are losing at least $0.70 per share per year. We will never get this money back – or at least the Board and Executive Management can tell us how? **These are earnings that we should have had, but we won't have!** Despite what your Board an Executive Management say - this is not momentum! Maybe $0.03 per share to recognize that we have a problem is an acceptable investment for the shareholders. You be the judge!

You, as shareholders, must ask the tough questions of the Executive Management as to the financial performance of your Company. If your Board or Executive Management don't have a viable plan for creating meaningful shareholder value for all shareholders, then they need to step aside or another solution needs to be considered.

Bank owned life insurance.

In our June 23, 2003 letter, we identified some issues involving BOLI. BOLI is used to fund the benefit programs for the Board and Executive Management. Since the first letter your Company has responded in its July 8, 2003 letter and we also received correspondences from Benmark, the bank insurance brokers responsible for the BOLI. Copies of letters from and to Michael Corrigan, Chairman and CEO of Benmark are available for review by any shareholder. Mr. Corrigan provides some valuable information. Neither the Company nor Mr. Corrigan has been able to provide a list of California banking institutions with BOLI as a percentage of capital anywhere close to your Bank.

While we are concerned with the amount of BOLI, we are also concerned with how Bank is accounting for BOLI. At the end of 2002, Bank utilized a discount rate of 7.25% to account for the future payments to Directors and Executive Management. We believe this rate is above market due to recent changes in interest rates and understates the liability. Mr. Corrigan, in his July 7, 2003 letter, states, "We advise our clients to modify these

discount rates when it is appropriate to do so. ... we are advising our clients to reduce these discount rates in 2003 and beyond in light of the current interest rate environment. You are correct, that lower discount rates will imply larger annual benefit expenses." **If your Bank does what is prudent and lowers the discount rate, it will have a further impact on net income for 2003 and future years.** We continue to question the reasonableness of the compensation programs, primarily in light of the performance of the Company in 2002, 2003 and the prospects for the years ahead.

<u>**Code of Conduct.**</u>

Recent communications from the Company have made light of the fact that we did not signed the Code of Conduct that was prepared by Company and its attorneys. We did not execute the Code of Conduct when it was presented to us, primarily due to the fact that we did not have an opportunity to fully review the document and we believe that the Code of Conduct would have significantly limited our ability to communicate with the shareholders. In addition we were expected to pledge allegiance to the Company's Executive Management. **Our allegiance is to the shareholders!** We were being set up due to the fact that we are dissidents and critical of the majority Board and Executive Management. We have executed a modified Code of Conduct which includes the basic language. We did not and will not execute a Code of Conduct that would prohibit us from communicating with the shareholders and telling them the true conditions of your Company and your Bank. We have provided our signed copy of the Code of Conduct to the Board of Directors. If you desire to review the Code of Conduct and our modifications we will make a copy available.

We firmly believe in a Code of Conduct, but we also believe in a fair and reasonable Code of Conduct that protects the interests of the shareholders. As shareholders we will look at the actions of all of the directors to be certain that they comply with the terms of the Code of Conduct.

In order to fulfill our obligation as directors of your Company we have requested a number of documents which we are entitled to under the bylaws and California law. Your Board and Executive Management have deprived us of all relevant and important information concerning Company and Bank. **We were elected to represent all shareholders of Company and we will perform our fiduciary duty on behalf of the shareholders.** We will not be denied this right and take our obligation of looking after the interests of the shareholders seriously! We would like to thank the shareholders for their support of our endeavors. We will continue to forward relevant information and our side of the story.

Very truly yours,

Stephen Coldani Kevin Van Steenberg Angelo Anagnos



FIRST FINANCIAL BANCORP

701 South Ham Lane • Lodi, CA 95242 • P.O. Box 3009 • Lodi, CA 95241-1913 • (209) 367-2054 • bankoflodi.com

August 11, 2003

Mr. Angelo Anagnos
725 Atherton Drive
Lodi, CA 95242-3505

Dear Angelo:

On July 31, 2003 the Board of Directors of First Financial Bancorp, acting on a report presented by corporate counsel, unanimously (disregarding the votes of the interested directors) determined that you violated your fiduciary duties to the Company by publishing false and misleading information concerning the Company in a manner that has damaged the Company and its subsidiary Bank of Lodi. The Board of Directors determined that, in addition to breaches of law, you have violated the Company's Policies and Code of Conduct Applicable to Members of the Boards of Directors of First Financial Bancorp and Bank of Lodi. The Board has removed you from the Board of Directors of Bank of Lodi for cause. Based on its finding of violations of your fiduciary duties which constitute a for cause basis, the Board also requests your resignation from the Board of Directors of First Financial Bancorp and, should you refuse to resign, the Board informs you that you will not be re-nominated to the Board of Directors of First Financial Bancorp and the Board will inform the Company's shareholders of the for cause basis of its decision.

The Board of Directors of First Financial Bancorp has implemented the following consequences for your breaches of fiduciary duties:

1. You have been removed from and will not serve on any committee of the Board.

2. You are ineligible to participate in any compensation plan of the Bank or the Company. In this regard:

- You have already been informed that your medical coverage under the Bank's plan has been terminated other than as you may have rights pursuant to COBRA.

- You previously participated in the Director Supplemental Compensation plan for a sufficient period to vest certain interests. The agreement to which you are a party includes a termination of rights under the plan if you are terminated for cause from either the Bank Board or the Company Board. The definition of "Removal for Cause" includes provisions consistent with the reason for your removal from the Bank Board. Therefore, you are hereby notified that your removal for cause terminates your interests under the Director Supplemental Compensation plan and the Life Insurance Split Dollar agreement.

you are hereby notified that your removal for cause terminates your interests under the Director Supplemental Compensation plan and the Life Insurance Split Dollar agreement.

- You are no longer eligible for participation in any Company or Bank benefit program.

3. You previously were awarded certain stock options under the 1997 Stock Option Plan and certain of those awards are vested and others remain unvested. The stock option agreements to which you are a party include a termination of rights in accordance with the agreement if you are terminated for cause. The agreement obligates the Board to provide you notice of its determination that there has been a termination for cause. The definition of termination for cause includes provisions consistent with the reason for your removal from the Bank Board and the determination of the Company's Board that, based on removal for cause, it will not re-nominate you for future terms as a director of the Company. Therefore, you are hereby notified of this determination and that it is based on removal for cause.

The Board has reserved the right to invoke additional remedies as necessary.

Very truly yours,

Benjamin R. Goehring
Chairman of the Board

cc: Board of Directors, First Financial Bancorp



FIRST FINANCIAL BANCORP

701 South Ham Lane • Lodi, CA 95242 • P.O. Box 3009 • Lodi, CA 95241-1913 • (209) 367-2054 • bankoflodi.com

August 1, 2003

Mr. Kevin Van Steenberge
P. O. Box 1150
Lodi, CA 95241-1150

Dear Kevin:

On July 31, 2003 the Board of Directors of First Financial Bancorp, acting on a report presented by corporate counsel, unanimously (disregarding the votes of the interested directors) determined that you violated your fiduciary duties to the Company by publishing false and misleading information concerning the Company in a manner that has damaged the Company and its subsidiary Bank of Lodi. The Board of Directors determined that, in addition to breaches of law, you have violated the Company's Policies and Code of Conduct Applicable to Members of the Boards of Directors of First Financial Bancorp and Bank of Lodi. The Board has removed you from the Board of Directors of Bank of Lodi for cause. Based on its finding of violations of your fiduciary duties which constitute a for cause basis, the Board also requests your resignation from the Board of Directors of First Financial Bancorp and, should you refuse to resign, the Board informs you that you will not be re-nominated to the Board of Directors of First Financial Bancorp and the Board will inform the Company's shareholders of the for cause basis of its decision.

The Board of Directors of First Financial Bancorp has implemented the following consequences for your breaches of fiduciary duties:

1. You have been removed from and will not serve on any committee of the Board.

2. You are ineligible to participate in any compensation plan of the Bank or the Company. In this regard:

- You have already been informed that your medical coverage under the Bank's plan has been terminated other than as you may have rights pursuant to COBRA.

- You previously were offered the opportunity to participate in the Director Supplemental Compensation plan. Your removal for cause from the Bank's Board terminates your ability to participate in the Director Supplemental Compensation plan.

- You are no longer eligible for participation in any Company or Bank benefit program.

3. You previously were awarded certain stock options under the 1997 Stock Option Plan and certain of those awards are vested and others remain unvested. The stock option agreements to which you are a party include a termination of rights in accordance with the agreement if you are terminated for cause. The agreement obligates the Board to provide you notice of its determination that there has been a termination for cause. The definition of termination for cause includes provisions consistent with the reason for your removal from the Bank Board and the determination of the Company's Board that, based on removal for cause, it will not re-nominate you for future terms as a director of the Company. Therefore, you are hereby notified of this determination and that it is based on removal for cause.

The Board has reserved the right to invoke additional remedies as necessary.

Very truly yours,

Benjamin R. Goehring
Chairman of the Board

cc: Board of Directors, First Financial Bancorp



FIRST FINANCIAL BANCORP

701 South Ham Lane • Lodi, CA 95242 • P.O. Box 3009 • Lodi, CA 95241-1913 • (209) 367-2054 • bankoflodi.com

August 1, 2003

Mr. Steve Coldani
1806 W. Kettleman Lane, Suite J
Lodi, CA 95242

Dear Steve:

On July 31, 2003 the Board of Directors of First Financial Bancorp, acting on a report presented by corporate counsel, unanimously (disregarding the votes of the interested directors) determined that you violated your fiduciary duties to the Company by publishing false and misleading information concerning the Company in a manner that has damaged the Company and its subsidiary Bank of Lodi. The Board of Directors determined that, in addition to breaches of law, you have violated the Company's Policies and Code of Conduct Applicable to Members of the Boards of Directors of First Financial Bancorp and Bank of Lodi. The Board has removed you from the Board of Directors of Bank of Lodi for cause. Based on its finding of violations of your fiduciary duties which constitute a for cause basis, the Board also requests your resignation from the Board of Directors of First Financial Bancorp and, should you refuse to resign, the Board informs you that you will not be re-nominated to the Board of Directors of First Financial Bancorp and the Board will inform the Company's shareholders of the for cause basis of its decision.

The Board of Directors of First Financial Bancorp has implemented the following consequences for your breaches of fiduciary duties:

1. You have been removed from and will not serve on any committee of the Board.

2. You are ineligible to participate in any compensation plan of the Bank or the Company. In this regard:

   - You have already been informed that your medical coverage under the Bank's plan has been terminated other than as you may have rights pursuant to COBRA.

   - You previously participated in the Director Supplemental Compensation plan but have not vested under the plan. Your removal for cause from the Bank's Board terminates your participation in the Director Supplemental Compensation plan and the Life Insurance Split Dollar agreement and you have no further interests thereunder.

- You are no longer eligible for participation in any Company or Bank benefit program.

3. You previously were awarded certain stock options under the 1997 Stock Option Plan and certain of those awards are vested and others remain unvested. The stock option agreements to which you are a party include a termination of rights in accordance with the agreement if you are terminated for cause. The agreement obligates the Board to provide you notice of its determination that there has been a termination for cause. The definition of termination for cause includes provisions consistent with the reason for your removal from the Bank Board and the determination of the Company's Board that, based on removal for cause, it will not re-nominate you for future terms as a director of the Company. Therefore, you are hereby notified of this determination and that it is based on removal for cause.

The Board has reserved the right to invoke additional remedies as necessary.

Very truly yours,

Benjamin R. Goehring
Chairman of the Board

cc: Board of Directors, First Financial Bancorp

TO: THE BOARD OF DIRECTORS
FROM: STEVEN COLDANI
ANGELO ANAGNOS
KEVIN VAN STEENBERGE
DATE: AUGUST 11, 2003

We were recently reviewing an article in which the author, Benjamin Pugh, discusses directors' duties, responsibilities and liabilities in the current state of the law (described as the "post-Enron/World.com world"). We have attached a copy of the article. We were so struck by some of his passages that we felt compelled to share them with you. Although we have attempted to explain to you that we have duties as Directors to seek information upon which we can better serve the shareholders with an informed decision, it doesn't appear that you have understood our passion to do the right thing. Since this article expresses exactly what has been the basis of our search for data and a better understanding, perhaps it may assist you in understanding our sincere motives in attempting to learn more about the "business" conducted at the Board table.

In discussing directors "asleep at the wheel" who can expect lawsuits against them which could penetrate their supposed corporate protection against liability, Mr. Pugh states the following:

****

"While the 'business judgment rule' codified in California Corporations Code section 309 provides directors with some liability protection, the protection is not absolute. Directors who blindly rely on the representations of management without any independent investigation expose themselves to personal liability. 'A director shall perform the duties of a director ... with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.' Cal. Corp. Code section 309(a) (emphasis added)."

"After the Enron and WorldCom debacles, and the fact that most average Americans have seen their 401k's steadily dwindle over the past year, directors can expect that the 'reasonable inquiry' expected of an 'ordinarily prudent person in a like position' will sharply increase in the minds of judges and jurors. For this reason, directors will be wise to increase their inspection demands – and carefully make a record of such demands and inspections – in order to defend against potential future lawsuits."

Mr. Pugh represented a director who had made a demand to inspect corporate documents and prevailed after the court found that the defendant corporation made a "woefully inadequate" defense attempt at refusing to comply. (Saline v. Superior Court (Commonwealth Energy Corporation) 100 Cal.App.4th 909, 122 Cal.Rptr. 2d 813 (2002).) The court went on to clarify the law with regard to a Director's duties and the corporation's obligation to provide documents upon request or demand. I am sure that Mr. Rockett has made you aware of this leading case, the subject matter of which squarely touches our situation, so we will not belabor the point.

****

As you are aware, we starting asking questions months ago and requesting documents. We were met with refusals to share information to which we are entitled to see. We were given documents and packages to sign that numbered 300 pages at times and asked to sign them without any time to review them. We were expected to have blind faith and trust in the remainder of the Board that the steps taken were in the best interests of the bank. If we questioned the acts or proposals, or asked for an independent third party to review the court of action, we were met with harsh reprisals. More and more, we expressed our concerns with the road management was taking and further expressed our distress that we believed that the actions of the Board were not in the best interests of the shareholders. Rather than sharing vital information about the future course of the company, we were slowly but surely limited to almost no access to anything. We were able to read only certain few documents of little consequence, but had to memorize them if possible, because notes and copies were not allowed. We were separated at Board meetings in certain chairs and yelled at by our corporate attorney whose behavior could best be called insulting. We

were and are shocked by his inability to be neutral. Moreover, he has chosen to represent your personal interests, taking on a management role in personally fighting us. Ironically, it is our understanding that his job clearly includes assisting and advising us of our director obligations in a neutral fashion, and in fact urging us to question that which we do not understand or feel may be inappropriate. By his actions, we should all agree that Mr. Rockett is not neutral.

We became increasingly concerned that we were clearly not being allowed to perform our duties as Directors. It became painfully clear that our quest for information in order to satisfy ourselves that the steps taken by management were the best for the shareholders was being met with strange over-reaction. At the last annual shareholders meeting, it was obvious that the shareholders were also questioning the acts of management without any encouragement or information from us. Their questions were answered time and time again with canned answers, which were obvious to everyone in the room – it was embarrassing to see our shareholders treated in this fashion.

Ultimately we were removed as Directors of the Bank of Lodi – we asked too many questions.

The most puzzling thing of all is that we were doing our jobs, and if there was nothing to hide, all information should have been shared with us. If we determined from the information received that the Board's actions were appropriate, we could have moved on. Instead, the more we asked, the more we were refused.

Do not be lulled into a false sense of security that you are absolutely protected, either by the corporate shield or the D&O insurance. As we have determined, each has its exceptions, which could subject any one of us to personal liability. The bottom line is…we all have a duty to our shareholders to make sure the Board's decisions and goals are in the best interest of those shareholders, not ourselves personally. We have attempted to fulfill this serious duty at great personal sacrifice, not only financially, but also at the hands of "our" corporate attorney who continues to distort our efforts and motives to the public. In particular, the allegations that we have asked important and serious questions just to sell the bank is not only false, it is foolish and unbelievable to all who read the Board's and Mr. Rocket's public statements. What is true is that we are concerned about the direction of the bank and the lack of a viable plan, that would be independently reviewed, to achieve acceptable shareholder performance consistent with other banks.

We respectfully request that you take the words of the court seriously. We appeal to you to also do the right thing. In our view, you have the same obligations and responsibilities, as do we. To do otherwise violates the law. We are entrusted to fulfill serious duties and protect our shareholders. Can you really question our right to thoroughly investigate that which is being refused us? The court decisions mandate that we do so and support our right to appeal to the courts if we continue to be stonewalled..

Sincerely,

STEVEN M. COLDANI

KEVIN VAN STEENBERGE

ANGELO ANAGNOS

Post Enron/Worldcom World
by Benjamin P. Pugh



In today's post-Enron/WorldCom world, the public is clamoring for, and Congress is enacting, new laws requiring more disclosure from public corporations. More disclosure to the public, however, also means more disclosure of once-private corporate information to anyone with access to Edgar-online - which means everyone. The new challenge for legislators and the courts in the wake of Enron/WorldCom is to reassess the appropriate balance between privacy and openness of corporate affairs.

In weighing these competing values, the California Court of Appeal, Fourth Appellate District, Division Three, recently came down squarely on the side of corporate openness in Saline v. Superior Court (Commonwealth Energy Corporation), 100 Cal.App.4th 909; 122 Cal. Rptr.2d 813 (2002). In Saline, a dissident director sought to inspect corporate documents under Corporations Code section 1602, which reads in relevant part, "Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind . . ." Saline's stated intention was to share these documents with the shareholders. The corporation's management resisted, claiming the documents were "confidential."

In a pre-Enron/WorldCom ruling, the trial court allowed Saline to inspect some documents, but refused to acknowledge or enforce Saline's statutory right to inspect all Commonwealth's documents, and further prohibited Saline from disclosing the documents to shareholders. Saline sought a writ of mandate challenging the trial court's ruling. In a post-Enron/WorldCom opinion, the Court of Appeal issued a peremptory writ reversing the trial court on both the issue of Saline's access to documents and his ability to show the documents to shareholders.

Attorneys handling inter-corporate disputes should take note of Saline v. Superior Court because one can expect to see an increase in directors seeking access to corporate documents in the near future. Not only does Saline v. Superior Court provide a clear legal right to do so, but in today's climate it is easy to anticipate an increase in Enron-type lawsuits against directors allegedly "asleep at the

-Continued on page 14-

-Enron: Continued from page 4-

wheel." While the "business judgment rule" codified in California Corporations Code section 309 provides directors with some liability protection, the protection is not absolute. Directors who blindly rely on the representations of management without any independent investigation expose themselves to personal liability. "A director shall perform the duties of a director . . . with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances." Cal. Corp. Code § 309(a) (emphasis added).

After the Enron and WorldCom debacles, and the fact that most average Americans have seen their 401k's steadily dwindle over the past year, directors can expect that the "reasonable inquiry" expected of an "ordinarily prudent person in a like position" will sharply increase in the minds of judges and jurors. For this reason, directors will be wise to

(Continued on page 15)

-Enron: Continued from page 14-

increase their inspection demands - and carefully make a record of such demands and inspections - in order to defend against potential future lawsuits.

An increase in directors' inspection demands will naturally create more disputes between individual directors and management. Moreover, with California's cumulative voting rules, California corporations are more likely to have dissident directors elected by unhappy shareholders blocks - leading to even more disputes over directors' inspection rights. Fortunately, Saline v. Superior Court provides the first clear appellate court guidance on the extent of a director's inspection rights under Corporations Code section 1602.

After finding the defendant corporation's evidentiary showing was "woefully inadequate," the Saline court announced the following rule: a director's "absolute" right to inspect corporate documents can only be limited "where a preponderance of the evidence establishes the director's clear intent to use the documents to commit an egregious tort—one that cannot be easily remedied by subsequent monetary damages—against the corporation." Saline, 122 Cal.Rptr. at 817. On the free speech side of the coin, the court further held that in the context of a director inspecting corporate documents under Corporations Code section 1602, there is "no legal basis for a prior restraint" on free speech. Id.

In other words, under nearly all circumstances, a corporation's management may not shut out a director from accessing corporate documents. Nor may a court place a prior restraint on a director's ability to disclose those document to whomever the director pleases - i.e., the "protective order" mechanism used to limit disclosure of documents produced in the discovery context does not apply to documents obtained via a corporate director's inspection rights.

The lesson for attorneys representing corporations is that they should advise their clients to comply with an inspection demand from one of the corporation's directors absent truly compelling facts that the director is out to harm the corporation. Attorneys representing individual directors should advise their clients that, even though the director has the absolute right to inspect all corporate documents, and may not be restrained beforehand from disclosing the documents, this does not give a director free reign to do whatever he or she pleases. Directors may still be liable for beach of fiduciary duty or similar torts should they improperly disclose truly confidential documents to the harm of the corporation.

• Benjamin P. Pugh, is an associate with Enterprise Counsel Group, A Law Corporation

GARY STEVEN FINDLEY & ASSOCIATES

Gary Steven Findley*
Thomas Q. Kwan
Laura Dean-Richardson
Debra L. Barbin
-----
*A Professional Corporation

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

1470 NORTH HUNDLEY STREET
ANAHEIM, CALIFORNIA 92806

Telephone
(714) 630-7136
Telecopier
(714) 630-7910

MEMORANDUM

TO: James Rockett

FROM: Gary Findley

DATE: August 12, 2003

RE: First Financial Bancorp Request for Information

Dear Jim:

I apologize not getting back to you sooner regarding your last weeks email on the request for information from First Financial Bancorp ("Bancorp") and Bank of Lodi NA ("Bank"). Your response to my correspondence relating to Directors Coldani, Anagnos and Van Steenberge's ("Directors") information request is disappointing, if not remarkable. As you are well aware, the information sought here in the letter request is not the first request made by the Directors. It is a culmination of months of requests that have been refused, so your reference to "short notice" and suggestion for patience is quite self-serving, if not entertaining. If, as you state, "truth is a defense," I would suggest that you and your remaining directors start scrambling to respond to this request.

Quite frankly, with leading case law and statutes providing such clear direction, I find your reasons for delay unacceptable. Despite clear law, you have advised:

1. These serious matters must wait until everyone is through with their vacation.

2. The Directors' rights are not absolute, as you must review the information requested to make a "determination of the appropriateness of its production." (Perhaps you could point out which of the numbered requests require such a review.)

3. If Messrs Zimmerman and Christenson are not available, the entire Bank and its Directors cannot function.

4. Almost three weeks notice is not sufficient time for Messrs. Zimmerman and Christenson (who are apparently running the Bank in its entirety) to at least prepare a meaningful response.

Let's look at a few examples of the information requested:

1. One of the requests asks for "[t]he detailed and complete invoices from Bingham McCutchen LLP showing all legal work performed over the last twelve months." Do you really believe the Directors are not entitled to know what your firm has cost the Bancorp and Bank? You can publish to the shareholders and the public the fact that the Bancorp and Bank has spent $94,000 "fighting" the Directors, but don't have to explain to the Directors how this much could have been spent refusing to respond to their questions? Good faith responses would have been free.

2. Another request asks for "Copy of the general ledger expense reversal for the second quarter of 2003 showing the recovery of the bonus for Leon Zimmerman from what was accrued in 2002 and actually paid in 2003." Is Mr. Zimmerman's compensation likewise a "secret?"

3. Still another request asks for "Copies of all directors and officers liability insurance policies in place for Bancorp and Bank." As you are aware the Directors are insureds and have an absolute right to review their coverage. Letting Kevin Van Steenberg "review" but not have a copy of his insurance protection won't cut it. Mr. Van Steenberg is presently attempting to obtain a specimen copy from the insurer, and I can assure you that if they refuse, the attorney he has retained who is an expert in insurance coverage matters will not hesitate to bring the insurer and the broker into the game. Even you do not have the power to play this game. Mr. Van Steenberg has more rights to the policy and its information than you do. And believe me, no one will dispute that the Bancorp and Bank requiring that he memorizes what he reviews of the policy is anything but appalling.

4. One last example is the request for "[c]opies of minutes of the Boards of Directors and Executive Committee meetings of Bancorp and Bank for the last six months. The days of the Directors not being allowed copies even of minutes of meeting which they attended are over. Is it your position that you must review these to see if they can appropriately be produced?

It is our belief that "all" the documents requested in the letter handed to the Board must be produced and that the Directors have an absolute right to all of them. The above four are only examples and not intended to infer in any way that the remaining requests are any less mandated by law to be produced.

Please advise the legal authority and grounds that support your statement that the Directors must now wait for vacations or for a review and "determination" of the "appropriateness" of the production. The Directors have been waiting for months, and I do not find any case law, which supports that the Directors must once again wait until everyone has completed sunbathing on a beach somewhere. If we are to serve the best interests of our clients, we must deal with the law and the serious consequences of still another delay. We respectfully request that you forward your authority.

Please no more delays.

Respectfully submitted

gsf

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com

August 13, 2003

Gary Steven Findley, Esq.
Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

Re: First Financial Bancorp

Dear Gary:

The purpose of this letter is to call to your attention the continuing violation of fiduciary duties as directors of First Financial Bancorp by your clients Angelo Anagnos, Steve Coldani and Kevin Van Steenberge and to again demand a retraction of the deliberately false and misleading statements made by them to the shareholders of the Company in a letter dated August 6, 2003. It remains the position of the Company that directors Anagnos, Coldani and Van Steenberge will be held accountable for the damages that they have caused by their knowing violations of their fiduciary duties to the Company.

In their August 6 letter, directors Anagnos, Coldani and Van Steenberge provide a series of graphs and analyses based on a claim that the Company's strategic plan calls for 10% year on year growth of earnings. Your clients then "demonstrate" that the Company's plan will result in the loss of "at least $0.70 per share per year" and that the shareholders "will never get this money back. . . ." These statements are false and misleading and made with full knowledge by your clients of the falsity. Not only are your clients aware of the strategic plan of the Company which has been reviewed annually and approved by the Board unanimously (including them), but they also sat through a presentation at the most recent Board meeting in which graphs and data accurately depicting the financial projections of the Company's strategic plan were presented by Jean-Luc Servat. Director Van Steenberge even took copious notes throughout the presentation. The August 6 letter also claims that the Company has no strategic business plan; they know this to be false.

Your clients' misstatements are clearly a continuation of the violation of their fiduciary duties to the Company and are causing severe damages to the Company, its business, its employees and its shareholders. Moreover, contrary to prior commitments from you, the August 6 letter did not retract the deliberate false and misleading statements of their June 23 letter which you agreed were false.

With respect to the enormous damages that are being suffered by the Company, your clients are fully aware of the impact of their deliberate falsehoods; in the July Board meeting, Bob Daneke very carefully detailed the damages that the Bank and the Company have already sustained. More recently, a crucially important lending officer resigned from the Bank and joined a competitor. This officer has been consistently responsible for loan originations in the amount of $12 million to $15 million per year. In tendering his resignation he attributed his departure to the direct impact on him and his customers from the negative media campaign that has been perpetrated by your clients. His statements have been preserved for use as testimony.

Bingham McCutchen LLP
bingham.com

In addition to the false and misleading statements by your clients, it appears that directors Anagnos and Coldani have deliberately damaged Bank property, further violating their fiduciary duties. Specifically, the Bank computers that they used during their tenure as directors were returned with significant damage. The damage to those computers is now being evaluated and we anticipate that they will need to be replaced at a cost of more than $3,000 each. Your clients will be held accountable.

In addition to the foregoing, information has come to the attention of the Bank that your clients have combined with others as a group holding more than 10% of the outstanding stock to seek a purchaser for the Company. We are in the process of evaluating that information. The Company believes that this is likely to have implications for the Company's Shareholder Rights Plan.

Concerning the Company and Bank providing the documents that your clients have requested, as I have previously informed you, those requests can be addressed with the return of Leon Zimmerman and Allen Christenson from vacation. As always, the Company is prepared to comply with the law and its bylaws; however, as you know, there are significant issues that arise in the production of such information which are exaggerated by the fact that your clients have consistently breached their fiduciary duties. Additionally, the Office of the Comptroller of the Currency has communicated its adamant position that no documents involving regulatory privilege be delivered to your clients in that they are not members of the Board of the Bank and are not subject to the oath taken by directors of national banks. Moreover, much of the documentation requested has significant customer privacy and attorney-client privilege implications. Furthermore, the documents include proprietary and competitive information that, if disclosed (including to shareholders; remember the Bank's largest in market competitor is a shareholder), would permanently damage the Company and the Bank.

The Company would be willing to discuss a stipulation to a Writ of Mandate specifying the documents that will be produced accompanied by a stipulated

Protective Order which would govern use and any subsequent disclosure by your clients of the materials produced to them. Failing such a stipulation, it is our view that the unique position of the Company and Bank as guardians of private customer data and the invasive aspects of this request will require adjudication by a Court to determine the nature and extent of production and the limitations on your clients as to disclosure of information contained in the documents. Finally, in any case the timing of such a production will have to accommodate the Bank's ability to conduct its normal business, a concern that seems not to have occurred to your clients.

Bingham McCutchen LLP
bingham.com

Please be assured that the Company and the Bank intend to vigorously enforce obligations with respect to customers and the right of those customers to have financial information retained as private under the California Constitution and related state and federal laws. The Company also intends to seek appropriate redress against your clients for breach of their fiduciary duties, both existing breaches and any future breaches.

Please inform me of your position with respect to the matters raised in this letter so that we can determine how to proceed in the best interests of the Company, the Bank, its customers and its shareholders. Thank you for your cooperation.

Sincerely yours,

James M. Rockett

cc: Board of Directors, First Financial Bancorp

Bank of Lodi, disaffected directors trade new salvos

MARK ANDERSON / STAFF WRITER

More missiles are bouncing between top executives of Bank of Lodi's holding company and three dissident directors.

First Financial Bancorp has asked the directors to resign from the board, said one of the three, Stephen Coldani. The directors say they'll stay, fight for shareholders, and want to see more of the bank's documents and records.

The directors have called for an outside review of the bank. The executives say it's been reviewed and the directors are just stirring up trouble.

Bank of Lodi is the sole subsidiary of First Financial Bancorp (Bulletin board: FLLC), also based in Lodi. The dissidents are former members of the bank's board.

"In a board, you will have disagreements, and that is healthy," said Bob Daneke, chief credit officer for the bank and holding company. Once a board votes, however, directors should go with the majority.

Last week the dissidents sent a letter to the 980 people on the bank's shareholder list, responding to a letter the bank sent shareholders in July. That letter in turn was a reaction to a letter sent by the dissident shareholders in June.

In their newest letter the dissidents make several claims:

- They say they are being excluded from corporate mailings and denied access to information they're entitled to have.
- They rebut assertions by the bank that they wouldn't sign a "code of conduct."
- They question an assertion made by First Financial in its latest earnings release that said the bank spent $94,000 "associated with responding to the disruptive actions initiated by three dissident directors."

"This all started because we wanted an outside expert to come in and review the bank, its procedures and its strategy. That would have cost maybe $20,000," said Coldani. "So now they say they had to spend nearly $100,000 to avoid what would have been a $20,000 review. It makes you wonder what they are hiding."

The directors' actions are harming the bank, Daneke said. The company has been spending the money to "tell our side of the story. ... It is money the board definitely does not want to spend."

The critical directors are Angelo Anagnos, a commercial property investor and a founder of the bank; Coldani, a farmer and real estate agent; and Kevin Van Steenberge, president of Lodi Iron Works Inc. They have said the bank spends lavishly on executive and directors benefits and compensation.

Bank of Lodi is profitable, but has underperformed other community banks in the Greater Sacramento and Greater Stockton regions for a decade.


Bank
of Lodi
NATIONAL ASSOCIATION

701 S. Ham Lane, Lodi, Ca. 95242
(209) 367 2058 (209) 367 6968 - Fax

F A X *Privileged Communication*

Date:	August 22, 2003	*To:*	Jim Rockett, Esq.
From:	Pat Mancebo	*Company:*	Bingham, McCutchen
Pgs/cover:	2	*Phone No.:*	(415) 393-2036
Re:	Bank of Lodi, Lodi	*Fax No:*	(415) 393-2286

*** CONFIDENTIAL ***

FYI	REVIEW	REPLY ASAP	HARD COPY TO FOLLOW	COMMENT
☐	☐	☐	☐	☐

Jim ...

Attached is a copy of a letter from the Three received by Bob Daneke at his home address, today.

Leon asked that I fax the copy to you, for discussion at a later time.

Have a good day ...

Pat

/pat

<><

Pat Mancebo, Executive Administrative Assistant to
Leon Zimmerman. President and Chief Executive Officer
pmancebo@bankoflodi.com
(209) 367 2058

August 20, 2003

Mr. Benjamin R. Goehring, Chairman of the Board
First Financial Bancorp
701 South Ham Lane
Lodi, CA 95242

Dear Mr. Goehring,

We are in receipt of your letter dated August 1, 2003 requesting our resignation as members of the Board of Directors of First Financial Bancorp. Let us make it clear that we adamantly disagree that we have breached any fiduciary duties as Directors of First Financial Bancorp. We have not been presented any written documents or supporting information concerning your allegations and have not even been provided written copies of the minutes of the last several meetings of the Board. We hereby demand all written information concerning your allegations and any and all supporting documentation. However, we want to be absolutely clear that we will not resign as Directors of First Financial Bancorp.

As you already know we have the capacity to re-nominate ourselves as members of the Board of Directors of First Financial Bancorp and we strongly believe that we have the capacity to receive votes from shareholders that would elect us to the Board of Directors. We are prepared to solicit proxies, if necessary and we will disseminate information out concerning the First Financial Bancorp and the actions of the Board of Directors and Executive Management. We are not bothered in the least with presenting a forum to the shareholders of First Financial Bancorp.

As for the stock option agreements that exists between us and First Financial Bancorp, such agreements will remain in full effect or we will take all appropriate actions under law. This is a matter of principle for us and we will see this to the end.

Your counsel should have informed you that only the regulatory agencies or court of competent jurisdiction can remove Directors for cause without a shareholder vote. Neither will occur in this matter. If the Board of Directors continues in a course not in the interest of the shareholders, we will take action, with the vote of the shareholders, to remove those interested Directors of First Financial Bancorp, inclusive of the Chairman of the Board and the President/Chief Executive Officer from the Board of Directors.

We have been subject to vicious tactics by members of the Board of Directors, Executive Management, as well as your corporate counsel and representatives. We will protect our rights as well as protect our rights in front of the shareholders of First Financial Bancorp. We don't mind a shareholders meeting and look forward to an open and honest communication with the shareholders and any other interested party including the regulatory agencies..

Sincerely,

Steve Coldani　　Angelo Anagnos　　Kevin Van Steenberge

Cc: Board of Directors
Company

1806 W Kettleman Ln S&J
Lodi, CA 95242


STOCKTON CA 952
PM
21 AUG
2003

Robert Daneke
2805 Bristol
Lodi, CA 95242-9177

95242+9177

GARY STEVEN FINDLEY & ASSOCIATES
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
1470 NORTH HUNDLEY STREET
ANAHEIM, CALIFORNIA 92806

Gary Steven Findley*
Thomas Q. Kwan
Laura Dean-Richardson
Debra L. Barbin
----
*A Professional Corporation

Telephone
(714) 630-7136
Telecopier
(714) 630-7910

August 21, 2003

Mr. James M. Rockett
Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA 94111-4067

Re: First Financial Bancorp

Dear Jim:

We are in receipt of your letter dated August 13, 2003 and are not impressed by either the tone or the misleading statements that continue to come from First Financial Bancorp ("Company"). Please understand that it is our position that the shareholders of Company will hold all of the Directors, inclusive of your clients (the Executive Management and Board), accountable for their actions and violations of their fiduciary duties. We firmly believe that your clients have on numerous occasions breached their fiduciary duties to the Company's shareholders. The financial performance of First Financial Bancorp over the last three years is just the starting point. However, we felt it appropriate to respond to your allegations and comments.

August 6, 2003 Letter

You are bothered by the fact that the August 6, 2003 letter includes a series of graphs and analyses based on the claim that Company's strategic plan calls for a 10% year on year growth of earnings. Let me again remind you of a direct quote from the July 8, 2003 letter to shareholders that was sent by your clients. "Our strategy of growth, expansion, products and services combined with an annual increase in net income at 10% is working..."

We took your clients at their word. The illustration shows a 10% growth in earnings for the next couple of years. Are you stating that your clients comments to shareholders were false? The August 6, 2003 letter only reiterates the position of your clients.

Based upon the actions of the Board and Executive Management, we are now questioning whether Company will even be able to achieve a 10% increase in net income year on year. Please remember my July 11, 2003 letter. Even if we took a 15% increase on earnings year on year, by 2005 net income would only be $2,060,000. This is a 50% appreciation over what is being communicated to the shareholders. Again - did the comments of your clients in the July 8, 2003 letter mislead the shareholders?

The comments on the true financial position of Company is not a breach of fiduciary duty. In fact they are a core element of the fiduciary duty to shareholders. Misstatements of the financial position by your clients are a breach of fiduciary duty and under Sarbanes Oxley - since you are the corporate counsel and have participated in the actions of the Board and Executive Management, you yourself owe a fiduciary duty to the shareholders. This fact has not escaped us!

Based upon our current evaluation of the financial performance of the company, inclusive of Bank of Lodi, N.A., for the first six months of 2003 we question the optimism that was contained in the recent press releases and letters sent to shareholders by your clients. We are very interested in the quality of the growth that took place during the second quarter of 2003, specifically the significant increase in Jumbo CDs and non-insured deposits. With only a slight increase in the loan portfolio during the second quarter of 2003, it appears that to display an aspect of growth the Board and Executive Management of Bank of Lodi, N.A. have taken a position of manufactured or bought growth. This will have negative consequences going forward and jeopardizes your clients promise to shareholders of a 10% plus increase in net income for the next couple of years.

Correction to June 23, 2003 Letter

As we indicated in my correspondence of July 11, 2003, we were happy to make any corrections in the June 23, 2003 letter to shareholders, however we need the supporting information. All supporting documentation has been denied the three Directors. We hope you can understand that we need to verify that those statements were in fact misleading. Part of the request for information that was sent under Section 1602 of the California Corporation Code, will be to verify that the appropriate actions have been taken. Upon the receipt of the supporting information we will correct any misstatements. We would normally expect you to do the same. However, knowing the pattern of your clients, we do not anticipate any corrections of misleading or false statements that are being communicated to the shareholders or to third parties by your clients.

Loss of Loan Officer

Please provide us with the name of the individual that you cite who has joined a competitor. We would be more than happy to interview this individual and determine if your statements are correct. As you are aware, most financial institutions are looking for ways in which to hire competent individuals. Bank of Lodi, N.A. has made it a practice in the past to hire competent individuals from other financial institutions. The fact that Directors who question the strategic plan and the direction of the Company is the sole reason for an individual leaving is suspicious.

Damage to Computers

We are appalled by your allegations of $3,000 of damage to the two laptop computers provided to Directors Anagnos and Coldani. It is our understanding that those computers are three or four years old and that in speaking to our clients, they removed the personal information that was contained on the computers, since it was not relevant to Company or Bank of Lodi, N.A.

Your allegations that these computers each cost $3,000 is laughable. They surely did not cost that amount three years ago and if they did, that possibly explains the poor performance of Company - and paying too much.

It is surprising to us that the only financial numbers that do not get inflated by Company or Bank of Lodi, N.A. is net income and compensation.

Shareholders Rights Plan

The three Directors are not working with anybody with regard to a potential sale of Company. As you are aware, these individuals as well as my office have been contacted on several occasions from other financial institutions who have expressed interest in acquiring Company or Bank of Lodi, N.A.

In each of those instances, we have indicated that the three Directors have a fiduciary responsibility to act to the betterment of the shareholders. At the same time, we make all referrals to either you personally or to Leon Zimmerman in his capacity as President/CEO. We have expressed to all of these entities, which there have been several, that the three Directors do not have any mandate to sell and that it can only be sold through action by the Board of Directors and shareholders.

We have not been actively trying to solicit acquirers for Company. However, we are aware of your investment banker who has contacted several financial institutions about their interest in Company. Several of those institutions have contacted our office and we have indicated that they must deal directly with Mr. Zimmerman and Mr. Rockett or Jon Luc Servat.

We again remind you as corporate counsel as well as the Board of Directors of Company, that there are required actions in dealing with potential acquirers and your clients will be looked at closely to determine if they are acting within in the capacity of their necessary fiduciary duty to shareholders and not for self-serving reasons.

Request for Information

We have had an opportunity to review the list of information that was requested and we do not see anything that has client information that could involve customer privacy. Your comment that the Office of the Comptroller of the Currency is adamantly opposed to providing any information concerning Bank of Lodi, NA to these Directors will be dealt directly with the Office of the Comptroller of Currency. We will be contacting them in the next couple of days in addition to the Federal Reserve Bank of San Francisco and we have been keeping them informed as to the actions of the three Directors.

In a recent correspondence, we asked for your points and authorities in denying the request of the three Directors for information to which the have an absolute right. Based upon your correspondence to our office, we believe that you are identifying several customer privacy issues as well as other matters that don't apply. However, we are willing to entertain a Writ of Mandate and a protective order identifying all of the documents that were provided in our recent list. We are more than happy to proceed should you not want to move down this avenue with a filing in Superior Court as well as

the appropriate press releases and indications to shareholders that the information was not disseminated to the shareholders, under the requirements of law as well as the bylaws of Company.

We want to add to the list. We are interested in the acquisition of shares by the Employee Stock Ownership Plan during the first quarter of 2000, from former Directors of Company/Bank of Lodi, N.A. We are interested in information with regard to the price that was paid for that purchase, the loan document necessary to fund the ESOP purchase, as well as the Fairness Opinion or documentation utilized by the Company in order to justify the price paid for the shares.

In looking at the trading history of Company during that time period we note with interest that the price per share in the market was significantly below the price reportedly paid to these individuals and paid by the employee Stock Ownership Plan. Before the acquisition took place, there were a few trades during the week of a small number of shares and then the price went right back down to the pre ESOP purchase level. As you aware, we are concerned with ERISA of violations. This is of concern because this significant block of shares owned by the Employee Stock Ownership Plan is basically voted by members of the Board of Directors and Executive Management and is a mechanism by which your clients have maintained control. We will have a specific request signed by Directors Coldani, Anagnos and Van Steenberge on this matter later this week.

One final point – it has come to our attention that your clients mailing to shareholders (Newsletters, press releases and letters to shareholders) are sent out on a selective basis where the three Directors, their relatives and others are excluded from the initial mailing and must obtain the information from other shareholders. We suspect that this is not just limited to this group but also others. It has been our position that everyone who was on the shareholder list that was provided to the three Directors receives all of the information distributed by the three Directors. As you are aware there are some serious consequences relating to your clients not making a full distribution of information to all shareholders. As corporate counsel, you fully understand the securities law implications and need to advise your clients of this matter. This will be something that we will be watching carefully and will be advising the appropriate regulatory agencies of any impropriety.

If you have any questions, please do not hesitate to contact us in writing.

Respectively submitted,

Gary Steven Findley
Attorney at Law

cc: Board of Directors of Company
Office of the Comptroller of the Currency
Federal Reserve Board of Governors

The Sacramento Bee


BUSINES

Your money

BANK BROUHAHA



Sacramento Bee/Paul Kitagaki

Key Bank of Lodi executives are, from left, Regional Vice President Cathleen Dougherty; President and CEO Leon Zimmerman; and Allen Christenson, chief financial officer. Zimmerman has accused dissident shareholders of spreading "outright lies." Christenson has defended the bank's executive pa

Lodi shareholders brawl over lagging profits

By Loretta Kalb
BEE STAFF WRITER

Bank of Lodi's lackluster performance has stirred up a public brawl among some of its largest shareholders, who say they'll nominate their own slate of directors at the company's next annual meeting.

The shareholders, who also sit on the board of the bank's holding company, First Financial Bancorp, say they've remained silent long enough and want to expose how far the bank's profit margins lag behind those of its peers.



Dissident shareholders, from left, Angelo Anagnos, Steve Coldani and Kevin Van Steenberge ordered a review of the Bank of Lodi's growth strategy.

"When I came on this board, I was looking at a growth projection of where we would be even two years ago," recalled Steve Coldani, a First Financial director and Lodi Realtor. " ... I'm looking at it and say, 'I guess this could work.'

"Two years (have passed), and we're not any closer today than we were two years before."

In turn, bank managers and their supporters charge that the dissidents themselves played a role in creating problems that still dog the bank – and even signed onto some of the solutions.

Rarely in the annals of the staid local community banking industry have boardroom relations deteriorated so openly.

In a letter to shareholders, President and CEO Leon Zimmerman and board Chairman Benjamin R. Goehring complained that the dissidents were spreading "outright lies, half-truths, innuendo, character assassination and deliberately misleading statements."

But one thing cannot be denied. While other community banks have enjoyed record gains tied to low interest rates and a flood of cash from the stock market, First Financial Bancorp continues to report below-average returns.

One key measure, known as return on average assets, shows the holding company netted roughly half a penny in income for every $1 in assets it held in the first half of the year. Anything above a penny is considered good. The recent industry average has exceeded 1.25 cents.

▶ LODI, page D5

First Financial Bancorp

- Holding company for Bank of Lodi
- Founded: 1982
- Assets (as of June 30): $281 million
- Share price: $17.15
- Shares outstanding: 1.6 million
- Shareholders: 1,100

Folsom Lake
80
50
Folsom
49
Sacramento
Plymouth
Elk Grove
5
99
Galt
88
San Andreas
Woodbridge
Lodi
Lockeford
N
20 miles



Bank of Lodi branches

A measure of success

First Financial Bancorp. has taken heat from three shareholders because of its financial performance, which has lagged its peers. The company's earnings have historically been poor when measured against its assets. As a rule of thumb, a bank's return on assets is considered good when it nets more than a penny for every $1 in average assets.

Return on average assets
Pennies of net income per dollar of assets

.68 .69 .71 .59 .57
1998 2000 2002

Net income
In millions

$1.05 $1.16 $1.28 $1.21 $1.36
1998 2000 2002

Lodi: Building's a sore point

▶ CONTINUED FROM D1

Despite the Bank of Lodi's weak returns, Coldani and two other board members say, it spends too much on executive compensation and life insurance and refuses to scale back an ambitious expansion plan.

In one letter to shareholders, dissidents wrote that performance at the 20-year-old bank has been poor for 10 years.

What's more, they added, Bank of Lodi was shown in an analysis by the dissidents' attorney, banking analyst Gary Steven Findley, to be "the worst performing bank" among peers within a 150-mile radius.

Zimmerman is not sold on Findley's assessment.

This is the same analyst, Zimmerman noted, who gave the bank a "premier" rating for 2002.

Findley countered that the bank achieved the premier rating only because falling interest rates and a softer economy pushed performance criteria in the survey to historically low levels.

Bank of Lodi's performance that year, he added, was grouped among the bottom 49 performers in a 174-bank lineup.

In an independent survey of the bank's performance by Weiss Ratings Inc. of Palm Beach Gardens, Fla., the bank received a C in capitalization, quality of assets, profitability, liquidity and stability.

Zimmerman does not quibble with the notion that the bank's profitability lags many of its peers, but he notes that decisions made before he became CEO in 1994 have caused setbacks.

The building of a three-story, 36,000-square-foot headquarters, opened in 1990, has posed a challenge for the bank. At the time of construction, the bank had only $80 million in assets and little need for such a large structure, Zimmerman said.

The building, when complete, cost a combined $6.8 million for land, premises, furniture and equipment while earning no money for the institution.

"It's a huge drag on earnings," Zimmerman said. So directors - including Angelo Anagnos, who now joins Coldani in calling for change - voted to embark upon a growth plan with the hope of improving earnings.

In 1996, the bank purchased branch offices in Galt, Plymouth and San Andreas. Later, it opened offices in Folsom, Elk Grove and, this summer, in Sacramento. It now has nine offices and offers small business and mortgage lending.

Driven in part by growth, the bank recorded net income of $359,000, or 22 cents a share, in the second quarter of 2003, up sharply from the year-earlier level of $197,000. Assets stood at $281 million at the end of the quarter and should reach $300 million soon, Zimmerman said.

Coldani acknowledged that he, Anagnos and another vocal critic, director Kevin Van Steenberge, voted for the Sacramento expansion. Coldani and Anagnos, before Van Steenberge joined the board, also supported the move to Folsom.

"We rode along," Coldani said. "But sometimes you have an awakening that, 'This isn't going to work.'"

Later, the three shareholders asked banking attorney Findley to review the growth strategy.

"He said, 'You have some serious issues here,'" Coldani said. "The growth and expansion without any apparent attention to bottom line is not going to create shareholder value.'"

Findley, representing the dissidents, has also been critical of the bank's emphasis on buying bank-owned life insurance at levels far in excess of what other banks purchase.

Bought with a one-time upfront premium, these policies cover key management and directors.

The insurance has been the best-yielding asset, earning the equivalent of 8 percent a year after taxes, said Allen Christenson, the bank's chief financial officer. When current or former bank officers die, policy proceeds are split between the bank and the decedent's estate.

The bank has invested $13 million in insurance policies since the program's inception. That amounts to 66 percent of capital - principally company equity. That's more than double that of many other banks.

The Office of the Comptroller of the Currency in the U.S. Treasury Department, in recent guidance, cautions banks to verify that their holdings are tied to legitimate insurance needs and warned that excessive amounts constitute "unsafe and unsound banking practices."

But choosing what amount of insurance to buy, within limits, is up to the bank, said Michael E. Corrigan, president of Benmark West of Santa Barbara, which guides hundreds of institutions nationally on their insurance decisions, including Bank of Lodi.

Corrigan, in a letter to its critics, said that despite the bank's large investment in life insurance, "it would be a mistake to treat this as evidence that the employee/director benefits are out of line."

But that is precisely the issue raised by dissidents, who have asked for an independent review that looks at broader banking issues, both compensation and strategic planning.

Corporate officers say outside reviews have already been done. Executive compensation, in fact, was set below other banks in the peer group, according to Christenson, the bank's CFO.

Zimmerman, according to the latest proxy, was paid $178,000 in 2002, plus stock options.

As the focus turns to the annual meeting next year, both sides are beginning to line up votes.

"My guys are bulldogs on a pork chop right now," said the dissidents' attorney, Findley. "They are not going to let go."

They have paid the price for their dissent: All three were bounced off the board of the Bank of Lodi - a subsidiary body whose directors are chosen by the holding company board.

For now, though, the three men remain on the shareholder-elected holding company board.

"What will likely occur is at the next shareholder meeting, our names will be left off the (re-election) slate," said Coldani, who has served on the board since 1999 and whose father helped found the bank in the early 1980s.

"Likely ... we will submit (our own) slate of directors for consideration, with a platform for reform."

Coldani notes that more than 100 shareholders have responded to letters from him, Van Steenberge and Anagnos.

Combined, they own more than 100,000 shares, or more than 6 percent. Coldani's father, Ray Coldani, was a founding director. He owns another 5.7 percent of the company shares.

But large voting blocks also will doubtless aid bank leadership.

"We know where the votes are," said CFO Christenson. "They don't have the votes."

Bank leaders make no apology for their desire to ditch the dissident directors. Goehring called the dissident directors' actions "a personal vendetta."

"I serve on many boards," he said. "There are many times when you're on a board and your opinions aren't used, when you're outvoted.

"When you find out you are not effective anymore ... the proper thing to do is get out, because you don't fit."

Zimmerman and Goehring have more than 10 percent of shares combined. Another 10 percent of the bank's 1.6 million in outstanding shares reside with the bank's employee stock ownership plan.

While employees who have purchased from the ESOP may vote those shares, the majority of ESOP shares remain under the control of three directors who act as ESOP trustees and are supportive of bank management.

The bank's share price began rising about six months ago, shortly after the last annual meeting in April. Traded over the counter Bulletin Board under the symbol FLLC.OB, the stock closed Friday at $17.15, unchanged.

Some say investors are betting things will change as a result of the dissidents' activism. Others hint that the increase is a sign that the bank's plan for improvement is working.

□ □ □ 2593

The Bee's Loretta Kalb can be reached at (916) 321-1052 or lkalb@sacbee.com.



Sacramento Bee/Paul Kitagaki Jr.

George Pounders, left, a customer service manager at the Bank of Lodi's Sacramento office, discusses bank services with Peter Larkin.

October 14, 2003

Dear Shareholder of First Financial Bancorp/Bank of Lodi, N.A.:

It has been a few months since the three of us have been in contacted with the shareholders of First Financial Bancorp. We want to thank the shareholders who have written or called to express their concern over the performance of First Financial Bancorp and support our endeavors. Over the last few months several things have happened that we wanted to share with you.

The first is a recent article that appeared in the Sacramento Bee concerning First Financial Bancorp and Bank of Lodi, N.A. We've attached a copy of the article for your review. The article confirms what we already know and have been communicating for some time. -- First Financial Bancorp's profitability is significantly below peer group! While the Executive Management and Board have had an opportunity to produce a plan of action on how to add value for the shareholders, they are incapable of such action. The Executive Management can only point fingers to the cost of the head office building, which opened in 1990, and the expansion plans over the last several years as the reason for the lack of profitability. This is a recurrent theme and we all expect that this again will be the position of Executive Management in the future. The recent opening of the Sacramento branch office will only further impact the financial performance for 2003 and 2004. While the peer banks in the Central Valley have continued to perform strongly, First Financial Bancorp continues to fall significantly below the acceptable performance level of the peer group. We anticipate that First Financial Bancorp will be publishing its financial performance for the third quarter in the next couple of weeks. We will have comment at that time but are not optimistic.

Over the last several months, we have been questioning the level of compensation of Executive Management and have been continually met with the claim that an independent third party had reviewed the compensation. A specific quote in the Sacramento Bee article is, "Corporate officers say outside reviews have already been done. Executive compensation, in fact, was set below other banks in the peer group according to Christiansen, the Bank's CFO. Zimmerman, according to the latest proxy, was paid $178,000 in 2002 plus stock options." **Not entirely true!**

The last independent review on executive compensation was completed in the early part of 2002 based upon 2001 base salary and an incentive compensation program for 2001 performance. Due to the poor 2001 performance in 2001 the incentive compensation was zero. There has not been an independent compensation study done since early 2001 or if it has been done it has not been communicated to the full Board of Directors of First Financial Bancorp. The past compensation studies by third parties on the compensation levels for executive officers and the Board of Directors has only focused on base salary and incentive compensation not taking into consideration stock options, salary continuation benefits and other benefits that have a significant impact to shareholder value. Therefore the review is not complete. We believe the total compensation paid to Executive Management and the Board be significant. In conversations with the company that prepared the last independent third party review, the company admitted that the scope was very narrow and did not focus on anything other than base salary and incentive compensation for 2001; therefore, the comment from Executive Management is inaccurate. All we have requested on the topic of compensation is that an independent third party review the whole compensation structure to determine if it is reasonable. That is what the shareholders should expect from the Board. The compensation expenses that

have been referred to in the financial statements are well in excess of peer group levels. Lets be certain that all aspects of compensation are considered and the level is reasonable and fair to all shareholders!

Over the last few months, Executive Management and certain Directors have continued to attack the three of us and have asked for our resignation. In one instance we were offered an opportunity to sell our shares. We rejected the request since we will not leave the shareholders behind! While we have gone through a character assassination by your Executive Management and certain Directors, we all know what is right! Therefore, we will not resign! Executive Management has stated that they will not nominate us to the Board. However, we will place our names in the nomination for the 2004 annual meeting of shareholders and are currently looking for candidates who can be excellent additions to the Board of First Financial Bancorp. Something has to change otherwise shareholders will continue to suffer at the advantage of a few. We will be contacting the shareholders in the near term to talk about our plans for placing candidates in nomination for the Board of First Financial Bancorp as well as the elimination of the shareholders rights plan. The shareholders rights plan is not in the best interest of the shareholders of First Financial Bancorp.

We have been pleased by the interest expressed by several shareholders to share the expense and to support our efforts in returning First Financial Bancorp to the shareholders. If you are interested in supporting our endeavors we ask that you contact any of us at the numbers below since we do not have the luxury of spending your Company's money. We've already seen what Executive Management and the Board can spend with the $94,000 expense during the second quarter of 2003. One can only suspect what they will spend to preserve their positions.

In California the electors recently recalled the Governor; maybe it's time that the shareholders, who are the constituents of First Financial Bancorp, stand up and state that they are not going to take it any longer. It's time to recall; it's time to act; it's time to demand superior performance; and it's time to hold our Executive Management and the Board accountable. We look forward to your continued support.

Respectfully submitted,

Steve Coldani | Kevin Van Steenberg | Angelo Anagnos

First Financial Bancorp

PRESSRELEASE

For Immediate Release

November 14, 2003

Contact Person:
Leon Zimmerman
President and CEO
(209) 367-2000

First Financial Bancorp Reports Third Quarter Growth and Year to Date 2003 Earnings

Lodi, Calif. (Business Wire) – November 14, 2003 – First Financial Bancorp (OTCBB: FLLC) the parent company of Bank of Lodi, N.A., today announced that it has continued to succeed in the achievement of its strategic goals of growth and expansion in assets, loans and deposits. During the past twelve months, total assets increased $44 million, or 18%, to total $290 million, gross loans increased $14 million, or 9%, to total $178 million and total deposits increased $49 million, or 24% to total $260 million. Year to date, total assets increased $35 million, or 14%, gross loans increased $13 million or 8% and deposits increased $49 million, or 23%. Net income for the Company during the third quarter of 2003 totaled $191,000, or $0.11 per diluted share. Year to date, net income totaled $892,000, or $0.52 per diluted share.

"This has been a very exciting year for our Company," reported Leon Zimmerman, President and Chief Executive Officer. "We continue to be successful in achieving our growth objectives, and on September 2, 2003 we opened our new branch in Downtown Sacramento. The Sacramento Branch represents the capstone of our current growth strategy," he said. Zimmerman further reported, "we have been committed to a long term strategy of growth and expansion and are now positioned to realize the benefits of that growth strategy."

For the third quarter of 2003, net interest income totaled $2,446,000, compared to $2,740,000 for the same period last year, representing a decrease of $294,000. The decrease is primarily attributable to a decrease of $279,000 in investment interest income. This decrease resulted primarily from a decline in the rates, which decreased from 4.67% in the third quarter of 2002 to 1.03% in the third quarter of 2003. The Company experienced an overall decrease in the yield on average earning assets, from 6.95% in 2002 to 5.13% in 2003. Income generated from a $46 million increase in average earning assets partially offset the reduction in interest income resulting from the lower yields. For the nine month period ended September 30, 2003, net interest income totaled $7,947,000, representing an increase of $433,000 when compared to $7,514,000 for the same period in 2002. Net interest income increased primarily as a result of a $678,000 reduction in interest expense during the first nine months of 2003 as compared to the first nine months of 2002. The reduction in interest expense resulted primarily from the lower interest rate environment which resulted in a reduction in the cost of funding the Company's average interest bearing liabilities, which decreased from 1.70% for the first nine months of 2002 to 1.14% for the first nine months of 2003. While average earning assets during the first nine months of 2003 increased $31 million as compared to the same period in 2002, the average yield declined from 6.98% to 5.88%.

There was no provision for loan losses during the three months ended September 30, 2003. The provision totaled $312,000 for the nine month period ending September 30, 2003. This compares to a provision of $162,000 and $538,000 during the three and nine month period ending September 30, 2002. Net charge-offs for the nine month period ending September 30, 2003 totaled $105,000 as compared to $116,000 for the same period last year. The ratio of the allowance for loan losses to gross loans was 1.8% and 1.8% at September 30, 2003 and 2002, respectively. The ratio at December 31, 2002 was 1.9%. At September 30, 2003 nonperforming loans totaled $2,360,000, or 1.3% of gross loans as compared to and $2,409,000, or 1.5% at December 31, 2002 and $2,946,000, or 1.8% at September 30, 2002.

Noninterest income for the third quarter of 2003 decreased $327,000, or 23.1%, over the same period last year. For the first nine months of 2003, noninterest income decreased $197,000, or 5.5% compared to the first nine months of 2002. The decrease in noninterest income is mainly attributable to the reduced sale of securities. During the first nine months of 2003, the Company realized gains on the sale of investment securities totaling $88 thousand compared to $603 thousand for the same period of 2002. This decrease was partially offset with increases on the gain on sale of mortgage and SBA loans and increases in servicing fees and charges. The Company also realized gains from the sale of other real estate totaling $5,000 and $16,000 during the first nine months of 2003 and 2002, respectively.

Noninterest expense for the three and nine month periods ending September 30, 2003 increased $253,000, or

8.2%, and $736,000 or 8.1%, when compared to the same periods of last year. Included in third quarter 2003 and year-to-date noninterest expense are costs totaling $64,000 and $158,000, respectively, associated with the disruptive actions initiated by three dissident directors. Without these expenses, the increase in noninterest expense would have been 6.1% and 6.4% for the third quarter and nine month period during 2003, respectively, and are primarily associated with increases in salary and benefits and occupancy expenses.

As a result of increases in tax exempt income combined with reduced taxable income, the Company's income tax provision for the third quarter of 2003 was $13,000 compared to $304,000 during the third quarter of 2002. For the first nine months of 2003, the provision for income taxes totaled $282,000 as compared to $358,000 during the same period last year.

First Financial Bancorp is the parent of Bank of Lodi, N.A., a locally owned community bank formed in 1982. Bank of Lodi, N.A. offers financial services via the web at www.bankoflodi.com, by phone at 888-265-8577 or at any one of its nine branches located in the communities of Lodi, Woodbridge, Lockeford, Galt, Plymouth, San Andreas, Elk Grove, Folsom and Sacramento. The Company also has an SBA loan production office located in Folsom, California.

This press release contains forward looking statements within the meaning of "safe harbor" provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words such as "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. These forward-looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, potential future performance, potential future credit experience, perceived opportunities in the market, and statements regarding the Company's mission and vision. The Company's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors which are set forth in our annual report on Form 10-K on file with the SEC.

FIRST FINANCIAL BANCORP AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
Total interest income	$ 3,196	$ 3,539	$ 10,033	$ 10,278
Total interest expense	750	799	2,086	2,764
Net interest income	2,446	2,740	7,947	7,514
Provision for loan losses	--	162	312	538
Noninterest income	1,091	1,418	3,361	3,558
Noninterest expense	3,333	3,080	9,822	9,086
Provision for income taxes	13	304	282	358
Net income	**$ 191**	**$ 612**	**$ 892**	**$ 1,090**
Basic per share:				
Net income available for common stock shareholders	$ 0.12	$ 0.37	$ 0.55	$ 0.66
Weighted average shares	1,626,893	1,642,422	1,628,906	1,648,865
Diluted earnings per share:				
Net income available for common stock shareholders	$ 0.11	$ 0.36	$ 0.52	$ 0.64
Weighted average shares	1,741,6635	1,698,048	1,722,037	1,704,981
Selected ratios:				
Annualized return on average total equity	3.86%	12.97%	6.10%	7.90%
Annualized return on average total assets	0.27%	1.01%	0.44%	0.62%
Average equity to average assets	6.93%	7.75%	7.15%	7.79%
Net interest margin	3.93%	5.38%	4.65%	5.10%

Selected Balance Sheet Data

	(in thousands) (Unaudited)		
	September 30, 2003	December 31, 2002	September 30, 2002
Total assets	$ 289,947	$ 255,246	$ 246,052
Securities, available for sale	68,650	33,125	31,043
Total loans, gross	178,150	165,519	164,197
Allowance for loan losses	3,264	3,057	3,090
Total deposits	259,961	210,679	210,560
Short term borrowings	--	14,885	8,059
Trust preferred debt	5,000	5,000	5,000
Total shareholders equity	19,721	19,270	19,373
Nonperforming loans	2,360	2,409	2,946


MEMBER
FDIC

Simply A Better Bank


EQUAL HOUSING
LENDER

Member FDIC

Privacy Policy Fraud Prevention

Equal Housing Lender

MEMORANDUM

TO: Board of Directors of First Financial Bancorp

FROM: Steve Coldani, Angelo Anagnos, Kevin Van Steenberge

RE: Regarding the meeting of October 27, 2003

DATE: November 17, 2003

This memorandum is written in response to the improper actions at the recent Board meetings of First Financial Bancorp and the fact that the minutes and records do not accurately reflect the actions that have taken place. The minutes have been written by attorney Rocket and do not accurately reflect what took place. The fact that we as directors of First Financial Bancorp are not given copies of the minutes and financial information concerning First Financial Bancorp and Bank of Lodi NA is not presented is a breach of fiduciary duty by the Board of Directors, Executive Management and its professionals. You will be held accountable.

THE MINUTES OF THE EXECUTIVE SESSION DATED JULY 15, 2003

Although these minutes were made of record for this meeting for informational purposes only - without the opportunity for comment or to record objection, we do indeed object to the allegations made by attorney Rocket and challenge his recommendations to the board, and his interpretation of our actions. And again, we object to this Board's continued refusal to allow us the opportunity to preview the minutes of any meetings where we have been a participant or as in the case of this executive session, the topic of discussion.

The continued paraphrasing of dialog for the minutes, whether done by secretary Mancebo or attorney Rocket, is also unacceptable and we would request a court reporter for future meetings (we would be happy to provide one), so that there would be no further misunderstanding or misinterpretation of exactly what is said.

COMPENSATION COMMITTEE

We strongly object to the granting of additional options to directors and Management by the compensation committee, which consists of directors Philipp, Lewis, Schumacher and Miller. In spite of the strike price of $17.45 for that day, it is still grossly inappropriate to grant options to directors or management at this time with the performance level of First Financial Bancorp mediocre at best. This Board and the Executive Management has proven itself a failure. By granting the stock options you are only inciting the shareholders further.

The additional passage of a resolution to allow this committee to circumvent the entire Board in its actions is also unconscionable. We again register our objection to this resolution and to its timing by this majority board. We suspect this action is an attempt to

ratify similar compensation committee actions of the past, as we noted at this meeting, (i.e.: the grant last spring of the $51,000. bonus to President Zimmerman & $42,000. to Director and CCO Danake & CFO Christianson).

We again object to director Philipp being considered an outside director for this or any other committee. His compensation as both an outside director and as former CFO should disqualify his participation where he may unduly influence the decision making process.

We again wish to record our objection to being denied access to minutes prior to meetings (1hr review is not acceptable).

We again object to attorney Rocket's prohibiting notes being taken during overhead projection presentations.

We again object to being denied a meeting agenda until seated in the boardroom.

We again object to being denied possession of minutes to meetings of First Financial Bancorp by this board, which is our only source of memorializing what was approved.

Based upon the recent financial performance of First Financial Bancorp – the third quarter net income of $191,000 – we are very disappointed – as are the shareholders- with poor performance. We are fairly certain that at the recent Board meeting the directors and management knew of the poor third quarter performance and still granted themselves stock options. Fiduciaries for the shareholders you are not! Your actions and that of attorney Rocket will be an issue with the shareholders and regulatory agencies.

Directors Anagnos, Coldani, Van Steenberge

November 17, 2003

Dear Shareholder of First Financial Bancorp/Bank of Lodi, N.A.:

It has been a few months since the three of us have been in contact with the shareholders of First Financial Bancorp. We want to thank the shareholders who have written or called to express their concern over the performance of First Financial Bancorp and support our endeavors. Over the last few months several things have happened that we wanted to share with you.

The first is a recent article that appeared in the Sacramento Bee concerning First Financial Bancorp and Bank of Lodi, N.A. We've attached a copy of the article for your review. The article confirms what we already know and have been communicating for some time. -- **First Financial Bancorp's profitability is significantly below peer group!** The Executive Management led by Leon Zimmerman and Ben Goehring can only point fingers to the cost of the head office building, which opened in 1990, and the expansion plans over the last several years as the reason for the lack of profitability. **They have had plenty of time to lead your Company to a respectable level of profit – but they have continually failed!** While the peer banks in the Central Valley have continued to perform strongly, First Financial Bancorp continues to fall significantly below the acceptable performance level of the peer group.

On Friday November 14, 2003 First Financial Bancorp reported third quarter results which confirm what we have been stating for several months – Executive Management and the Board are not delivering acceptable performance! **Net income for the third quarter totaled $191,000 and was $892,000 for the first nine months. If Executive Management and the Board deliver the same results during the fourth quarter - First Financial Bancorp will earn less than $1,100,000 or the equivalent of $0.63 per share. Last year First Financial Bancorp made $1,355,000 or $0.79 per share.** The plan of Executive Management and the Board is not working! Those who believe that this plan is creating value are only being fooled. The Sacramento Bee article shows the poor financial performance of First Financial Bancorp and a Return on Average Assets last year of 0.57%. **This year – assuming $1,100,000 of net income – the Return on Average Assets will be about 0.44% and the Return on Average Equity will be about 6.0%. First Financial Bancorp is going backwards!** Our peers are performing at levels in excess of 1.0% and 10.00% respectively. You as shareholders are being led by an Executive Management and Board of Directors that can only deliver poor results.

Over the last several months, we have been questioning the level of compensation of Executive Management and have been continually met with the claim that an independent third party had reviewed the compensation. There has not been an independent compensation study done since early 2002 or if it has been done it has not been communicated to the full Board of Directors of First Financial Bancorp. Our request to review Leon Zimmerman's total compensation have gone unanswered. Based upon limited information provided by First Financial Bancorp we have attempted to estimate Mr. Zimmerman's total annual compensation. When factoring in base salary, the incentive compensation paid earlier this year, ESOP contributions, Salary Continuation Benefits and the increased market value of vested and unvested stock options granted to Mr. Zimmerman we believe his total annual compensation approaches $1,000,000. **We believe the total compensation paid to Executive Management and the Board, taking into consideration all benefits, to be well over one million dollars, well in excess of what has been delivered to the shareholders in financial performance!** Shareholders should expect a thorough and reasonable review of all compensation to Executive Management and the Board by an independent third party. That is what the shareholders should expect from any Board. Let's be certain that all aspects of compensation are considered and the level is reasonable and fair to the shareholders! This matter is compounded by recent action by a majority of the Board (over our objection) to grant a number of additional stock options to the Board and Executive Management. **At a time when the financial performance of First Financial Bancorp is poor and below last year – why is the Board and Executive Management granting themselves additional stock options? Why is this action in the interest of the shareholders?**

Since being reelected to the Board by the shareholders earlier this year we have been trying to encourage the executive Management and the Board to focus on protecting and enhancing your investment in First Financial Bancorp. Unfortunately, our efforts to work on behalf of the shareholders have met with resistance of President Zimmerman, Chairman Goehring, a few select directors and their attorney James Rocket. Over the last few months, Executive Management, certain Directors and their attorney have continued to attack the three of us and have asked for our resignation. While we have gone through a character assassination we all know what is right! Therefore, we will not resign! We will be contacting the shareholders in the near term to talk about our plans for the annual meeting of shareholders and moving First Financial Bancorp and Bank of Lodi in the right direction.

We have been pleased by the interest expressed by several shareholders to share the expense and to support our efforts in returning First Financial Bancorp to the shareholders. If you are interested in supporting our endeavors we ask that you contact any of us at the phone numbers below or write us at:

Friends of First Financial/Bank of Lodi
PO Box 436
Lodi, CA 95241-0436

We've already seen what Executive Management and the Board can spend with the $94,000 expense during the second quarter of 2003 alone. The current press release now indicates that this number is over $158,000. Mr. Rocket's enormous legal bills are being paid by your Company - only reducing your investment. One only can wonder at how much money the executive Management and the Board will spend to protect their position. At the same time we are personally paying the expense of our attorney and professionals and are receiving no compensation as directors of First Financial Bancorp.

In California the electors recently recalled the Governor; maybe it's time that the shareholders, who are the constituents of First Financial Bancorp, stand up and recall this Board and Executive Management. We will be submitting a slate of capable directors who have the ability and inclination to create shareholder value instead of raiding the profits for the personal wealth of a select few. We do not believe that the Executive Management "knows where the votes are" and has the power to continue the status quo as they boldly state in the Sacramento Bee article. You have the power with your vote to make a change. We saw a very powerful example of that in our state government. Please join us to put a stop to what is clearly an unethical and arrogant attitude and practice on the part of the Board and Executive Management.

Respectfully submitted,

Steve Coldani
(209) 334-0527
steve@coldani.com

Kevin Van Steenberge
(209) 368-5395 Ext. 1
kevin@lodiiron.com

Angelo Anagnos
(209) 333-8366
anagnos@sbcglobal.net

Lodi News-Sentinel
WEDNESDAY, November 19, 2003
www.lodinews.com

Local bank finances decline
Bank of Lodi reports steep quarterly loss / Page 9

Modesto man will stand trial
Peterson to be tried for killing wife, unborn son / Page 19



Another for Bonds ▶
Giants outfielder wins sixth National League MVP award
Page 11

Ripley Howe
Business Page Editor
369-7035 ext. 273
E-mail: ripleyh@lodinews.com

Bank of Lodi reports huge decrease in third quarter

By Ripley M. Howe
NEWS-SENTINEL BUSINESS EDITOR

The parent company of the Bank of Lodi has reported a steep drop in third-quarter earnings, but also showed growth in deposits, assets and loans.

The bank's poor results have renewed the dispute between the bank's executives and three members of the parent company's board, who have pushed for the recall of the bank's executives and its board of directors.

First American Bancorp reported net income for the three-month period ending Sept. 30 was $191,000, down by 69 percent from $612,000 the previous year.

In comparison, the parent company of F&M Bank reported a net earnings increase of 13.6 percent.

However, during the past 12 months, total assets increased 18 percent, or $44 million, to $290 million; total deposits increased 24 percent, or $49 million, to $260 million; and gross loans increased 9 percent, or $14 million, to total $178 million.

The reduced earnings were the result of a combination of a one-time earnings boost last year caused by the sale of bonds and the effect of the interest rate reductions by the Federal Reserve, said Allan Christenson, Bank of Lodi's chief financial officer.

But that explanation was not enough to appease three members of the bank's board of directors, who released a letter to shareholders on Tuesday that excoriates the bank's management.

"It's just horrible what they're doing," said Steven Coldani, a member of the board of directors of First Financial Bancorp, the Bank of Lodi's parent corporation.

In the letter, the three dissident directors say that the bank's poor performance only underscores their concerns.

"While peer banks in the Central Valley have continued to perform strongly, First Financial Bancorp continues to fall significantly below the acceptable performance level of the peer group," write the trio of directors, Coldani, Kevin Van Steenberge and Angelo Anagnos.

"We'd always like to make more money," said Christenson. But he said that it is an understandable part of the bank's long-range growth goals.

"Profits always lag behind growth," he said. The bank's long-range plan requires a total of $350 million in total assets, which he says the bank will achieve by the end of 2004. Until then, the bank's net revenues will continue to be lower than those of comparable banks.

Christenson also blamed a $341,000 bond sale last year for inflating net revenues, making this year's figures appear low. If that bond sale is backed out of last year's revenue, then the bank actually come out ahead of last year, he said.

He also said that lowered interest rates over the past year have reduced the bank's income. He pointed out a reduction in the net interest margin, which for the third quarter last year was 5.38 percent, and dropped to 3.93 percent for the third quarter this year.

He said that a recently released report by the Federal Deposit Insurance Corporation (FDIC) shows that in communities where such as Lockeford, Galt and Elk Grove, deposits at Bank of Lodi offices have grown faster than at other banks in the same towns.

The letter from the directors to the shareholders also questions a statement in the bank's press release that the bank had spent $158,000 in legal fees dealing with "... the disruptive actions of initiated by three dissident directors."

In their letter, the directors question motives of the bank's executives and board members in spending that much.

"One can only wonder at how much money the executive management and the board will spend to protect their position," they write.

In addition to asking shareholders to initiate a recall of the bank's board and top executives, the directors' letter also questions the amount of compensation, both salaries and stock options, provided to the bank's executives.

James M. Rockett
Direct Phone: (415) 393-2025
james.rockett@bingham.com

November 20, 2003

Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA
94111-4067

415.393.2000
415.393.2286 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

Mr. Angelo Anagnos
1806 W. Kettleman Lane
Lodi, CA 95242

Mr. Steve Coldani
1806 W. Kettleman Lane, Suite J
Lodi, CA 95242

Mr. Kevin Van Steenberge
P. O. Box 1150
Lodi, CA 95241-1150

Re: Memorandum Dated November 17, 2003

Dear Angelo, Steve and Kevin:

Thank you for including me as a recipient of your memorandum dated November 17, 2003 addressed to the Board of Directors of First Financial Bancorp. Like your other communications about this subject, your memorandum is comprised of misstatements of fact and half truths. Therefore, to make sure that your falsehoods are corrected, I am responding to your memorandum.

Initially, contrary to your claim, I do not write the Company's Board minutes. In fact you have been informed of this previously and you continuously and deliberately misstate the facts. As you know, Allen Christenson is the Corporate Secretary and he attends all Board meetings. Pat Mancebo is designated the recording secretary and she conscientiously and accurately records the proceedings. Thereafter Allen and Pat prepare draft minutes which I review for legal issues. My corrections are minimal and relate to legal technical matters. The minutes are presented to the Board for approval prior to each meeting. You have been given ample opportunity to note corrections, including delaying the approval of minutes while you have slowly and deliberately read minutes and commented upon them.

In actuality, the First Financial Bancorp minutes are very detailed, far more so than most minutes maintained by banking companies. Minutes are a summary of

events that occur at a meeting and many banking companies appropriately maintain minimal records of the actual dialogue during the proceedings. In contrast, First Financial records detailed interchanges. Your suggestion that a court reporter transcribe future meetings is not appropriate nor is it consistent with good corporate governance. I will so advise the Board at the next meeting.

Bingham McCutchen LLP
bingham.com

To my knowledge, as directors you have never been denied access to any corporate information of First Financial Bancorp. In fact, the most recent exchange on this subject was with your attorney in September when the Company offered to make available all of the documents that you have requested under a stipulated protective order filed with a Court. This precaution is necessitated by the failure of each of you to conduct yourselves in accordance with your fiduciary duties. You have persisted in seeking out the press and making deliberately false statements to the press. Through your advisors you have contacted other institutions to seek offers to acquire the Company. Your demand for confidential and proprietary information, including customer and regulatory information, is clearly part of your scheme to undermine the Company. As fiduciaries, the Board of Directors must safeguard this information. If you have need of reviewing corporate information in performing your duties as directors, you may do so by arranging to review the information on the premises of the Company in the presence of persons who will ensure the confidentiality of the information.

You object to the Compensation Committee being designated the Stock Option Committee at the last meeting. This is exactly what is anticipated under the 1997 Stock Option Plan as approved by the shareholders. I suggest that you review the plan which is available on the SEC EDGAR website. You also object to the Board's decision to grant options at the October meeting. That action is consistent with the recommendation of John Parry Alexander, an independent compensation and benefits advisor. Moreover, other than voting "no" on these matters, you raised no meaningful objections at the meeting.

Your objection to David Philipp being considered an independent director is not founded on any legal principle. Under accounting standards, the Sarbanes-Oxley Act and the rules of Nasdaq, he is an independent director. Again, you and your advisors have not properly researched the legal precedents.

Your statement that I prevented you from taking notes in the Board meeting is absurd. You have taken notes throughout all of the meetings that I have attended. My admonition was that confidential materials were to be left behind in the Boardroom and that your notes of confidential matters were not to be used outside

of the Boardroom for any purpose other than those consistent with your duties as directors.

Bingham McCutchen LLP
bingham.com

Finally, your threats to the Board are without substance. First Financial Bancorp welcomes the scrutiny of its shareholders and its banking regulators. Other than the three of you, the Board has consistently performed its duties in accordance with the highest standards of corporate governance. Your actions, on the other hand, have been examined and found to be in violation of your fiduciary duties by your fellow directors at its meeting held on July 31, 2003. You were present at that meeting when that report was delivered, debated and passed unanimously by the disinterested directors.

I am informed that your memorandum to the Board and your recent letter to shareholders will be fully considered at the next First Financial Board meeting. Your continuing failure to comport yourselves in accordance with your fiduciary duties also will be discussed at that time.

Sincerely yours,

James M. Rockett

cc: Gary S. Findley, Esq.
Members, First Financial Bancorp Board of Directors

November 21, 2003

Mr. Leon Zimmerman, President
First Financial Bancorp
701 South Ham Lane
Lodi, California 95242

Re: Shareholder Proposal 2004 Annual Meeting of Shareholders

Dear Mr. Zimmerman:

Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Steven Coldani, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 Proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders.

The proposal to be presented to the 2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:

RESOLVED, That the shareholders of First Financial Bancorp (hereinafter "the Company") request the Board of Directors to redeem the Shareholder Rights Plan that was adopted in 2001 unless such plan is approved by a majority vote of shareholders to be held as soon as may be practicable.

SHAREHOLDER'S SUPPORTING STATEMENT: In 2001 the Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill," without shareholder approval. This plan was in addition to the requirement contained in the Articles of Incorporation of the Company that two-thirds of the outstanding shares of the Company must approve certain mergers of business combinations. This shareholders rights plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders. Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders." Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $2 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect. At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support for this proposal is respectfully sought.

If there are any questions concerning this proposal, please contact the undersigned at (209) 334-0527.

Sincerely,

Steven Coldani

November 21, 2003

Mr. Leon Zimmerman, President
First Financial Bancorp
701 South Ham Lane
Lodi, California 95242

Re: Shareholder Proposal 2004 Annual Meeting of Shareholders

Dear Mr. Zimmerman:

Pursuant to Rule 14a-8 of the SEC's proxy rules and the notice for shareholder proposals set forth in the First Financial Bancorp's 2003 Proxy Statement, I am formally submitting a shareholder proposal, as set forth below, for the 2004 Annual Meeting of Shareholders of First Financial Bancorp. I am Angelo Anagnos, a director of First Financial Bancorp and also a shareholder of First Financial Bancorp. I have continuously held at least 1,000 shares of common stock of First Financial Bancorp for at least two years, which has a market value in excess of $10,000. My ownership of common stock was reflected in the 2003 Proxy Statement for First Financial Bancorp. It is my intention to continue to hold my ownership in First Financial Bancorp common stock through the date of the 2004 Annual Meeting of Shareholders.

The proposal to be presented to the 2004 Annual Meeting of Shareholders and which shall be included in the Proxy Statement of First Financial Bancorp for such meeting is as follows:

RESOLVED, that the Board conduct a comprehensive compensation of executive management and the Board of Directors though an independent third party company and publish a report of this review, omitting proprietary information and prepared at a reasonable cost. This report shall be available to all shareholders, upon request, by August 15, 2004. At a minimum, this review should consider the following:

1) Would shareholder value be enhanced if the Company established a policy limiting the aggregrate concentration of bank owned life insurance among executive officers and directors and also limiting the amount of bank owned life insurance for any individual director or executive officer?

2) Would shareholder value be enhanced if the Company granted executive officers and directors indexed stock options that would reward executives only if Company stock outperformed its peer group?

3) Would shareholder value be enhanced if the Company adopted an executive pay policy freezing executive officer bonuses during periods that the Company earns net income before executive officer bonuses (all calculated under GAAP) for a relevant year less than 1.0% of total assets at the beginning of that year?

4) Would shareholder value be enhanced if the Company adopted a policy of seeking shareholder approval for any executive or director severance payments beyond the terms negotiated in any contracts?

5) Would shareholder value be enhanced if the Board of Directors through an independent third party conducted a thorough review of all compensation paid to executive officers and directors prior to modifying or creating any compensation program?

SUPPORTING STATEMENT: The Company's liberal director and executive compensation have significantly reduced shareholder returns in recent years. The Company's Proxy Statement for 2003 failed to include the SEC required Board Compensation Committee Report on Executive Compensation and the Stock Performance Graph. Could the reason for the omissions be that management of the Company does not want shareholders to see their compensation as compared to the Company's stock performance? Return of Average Equity and Return on Average

Assets for the Company have been significantly below peer group at the same time the Board recently granted themselves stock options. While executives have become rich, shareholders have suffered mediocre returns over the past several years. It is time for the Company to try a different approach. At least the shareholders should be fully informed as to amount of the entire compensation and benefits paid to the executive management and the directors.

If there are any questions concerning this proposal, please contact the undersigned at (209) 333-8366.

Sincerely,

Angelo Anagnos

SACRAMENTO BUSINESS JOURNAL
Friday, November 21, 2003

FRONT PAGE

'Recall' Bank of Lodi chiefs, dissidents say

MARK ANDERSON / STAFF WRITER

Three board members of the company that runs Bank of Lodi are calling for a "recall" of the bank's executive management, and preparing a slate of candidates to challenge them for positions on the holding company's board of directors.

Zimmerman

The latest salvo by the dissidents, a letter to shareholders of First Financial Bancorp of Lodi, blisters the executive management for what it calls excessive compensation and says the board should represent the shareholders, not the "personal wealth of a select few." First Financial is the holding company for Bank of Lodi.

See BANK OF LODI, Page 40

BANK OF LODI: 'There are things in this letter that are not right'

From Page 1

This is the second such letter the dissident directors have sent; the first, dated June 23, called for an outside consultant to review the bank's strategy and its compensation package.

The bank's top executives counter that the bank's compensation and strategy have already been reviewed by outside auditors, that the dissidents' figures for executive compensation are greatly exaggerated, and that their actions are running up six-figure legal bills and eroding profits. The dissidents have also been asked to resign.

The dissidents contend the legal bills are unnecessary, and say a major obstacle to the bank's profitability is executive pay and perks, especially the compensation of president and CEO Leon Zimmerman.

They blast the bank's management for worsening earnings this year — and complained that the previous year's earnings were lackluster. They complain that management makes far too much, and that the company's board voted itself new stock options as a reward for performance this year, when profits are actually down.

"You get rid of these guys, you would go from lackluster to top performer overnight," said Angelo Anagnos, a founder of the bank 20 years ago and one of the three dissidents.

$1 million or sensationalism? Though they are directors of the holding company, the dissidents say they have not been allowed to review Zimmerman's entire compensation package, which includes base salary, incentives, Employee Stock Ownership Program (ESOP) contributions, retirement and salary continuation benefits, as well as vested and unvested stock options. They estimate in their letter that his total package totals around $1 million; that's a little less than the bank is expected to post in net income for the year.

Chief financial officer Allen Christenson, speaking for the bank, said the estimate is way off base. "That is sensationalism. Factually, they are wrong," he said Wednesday. "I don't know how they got to $1 million."

Zimmerman's base pay was $178,416, with retirement benefits of $16,753 and a grant of stock options for 22,000 shares, which is all in the bank's proxy. There are more benefits, which Christenson wouldn't discuss, but he said their value wasn't close to what the dissidents have alleged.

The value of those benefits is what the dissident directors want described in detail, Anagnos said. They say salary is only part of a very large compensation package that includes generous grants of stock and stock options.

If the dispute comes to a shareholder vote, Zimmerman is one of the company's largest shareholders, and he controls the votes of the ESOP.

"This isn't going to be easy," Anagnos said. "We hope it is one of those things that comes to a conclusion in a positive way for the shareholders."

The bank is trading profits now for growth, Christenson said, which should start to pay off in earnings once the bank hits $350 million in assets late next year. The plan led to opening a Sacramento branch across from the Capitol in September, which Christenson said is already ahead of its deposit and loan goals.

"We feel we are continuing to operate in the best interests of the shareholders," he said. "It is a long-term plan."

"They've been saying that for five years," Anagnos said. The dissidents contend the cost of a downtown Sacramento branch in a Class A office building is unwarranted for a small bank, and equate the expansion push to working harder for a smaller paycheck. They say it's not a viable strategy for shareholder value.

Internecine warfare in calm territory: No Sacramento bankers contacted for this story were willing to discuss Bank of Lodi for the record, but they've been watching the shareholder fight unfold. Shareholder battles and dissident directors are rare in the usually staid world of community banking. There was no sympathy among their peers for the position in which Bank of Lodi's executives find themselves.

Some of those competitors have been cited in the dissidents' argument against the Bank of Lodi strategy; they say comparable community banks in the region are also expanding, but are producing better earnings.

The dissident directors are spending their own money on their fight, and have

See DIRECTORS, Page 41

DIRECTORS: Fight has racked up $158,000 in costs so far

From Page 40

said they're willing to pay the estimated $40,000 cost of an outside audit of strategy and executive compensation which they've sought for more than a year.

Christenson said the bank's strategy has been reviewed by several outside consultants and found to be sound, "and they know it. There are things in this letter that are not right."

As a publicly traded and highly regulated company, all correspondence out of the bank has to be reviewed, he said, and that can be expensive. The bank in its latest earnings report states the bank has spent $158,000 in 2003 — or a bit less than 18 percent of the bank's earnings this year — "associated with the disruptive actions initiated by three dissident directors." That $158,000 went to legal, communication, shareholder relations and a multitude of services, Christenson said.

"They are spending this money — shareholders' money — to keep anyone from knowing what they are doing," said Steven Coldani, a farmer and another of the dissident directors.

The outlay includes costs from a raucous annual shareholder meeting in April where the bank's management and its attorney, Jim Rocket, heard from some of a group of angry shareholders.

"They are spending a lot of money defending themselves, considering that nobody has taken any legal action against them — yet," said Jim Green, a dentist and shareholder. At the bank's annual meeting two years ago, he lobbed one of the first volleys of open discontent with the bank's management by asking questions about the bank's performance and executive compensation. He said he has still never received answers to his questions.

Rocket, a banking attorney based in San Francisco with the firm Bingham McCutchen, declined comment.

Inside and out: "This is just going to explode pretty soon," said Dave Alford, local bank consultant and recently a critic of Bank of Lodi's management. He's angry because a decade ago he bought some of the bank's stock for his retirement plan, and the stock has consistently underperformed its peers.

"All the other banks in the area grew the same amount or more, and they managed to pull in a profit of 1 percent return on average assets — or more," Alford said. "That is pretty straightforward. It's hard to argue with the numbers. Bank of Lodi should be doing $3 million in earnings this year, and the way it looks they aren't going to get too far over $1 million."

Last week, First Financial Bancorp reported earnings of $892,000 on assets of $289.9 million for the first nine months of 2003. That is on track to earn a 0.44 percent annualized return on average assets, less than half the 1 percent return considered the benchmark of success in community banking.

Taken as a group, all community banks in Greater Sacramento are on track to earn a 1.1 percent return. Only four out of 14 are below the 1 percent mark; only two, both startups, are returning at a lower rate than Bank of Lodi.

First Financial earned $191,000 in net income in the third quarter, down 69 percent from third-quarter 2002. That decline, Christenson said, looks large because last year's results were pumped up with securities sales. The bank earned $341,000 on the sale of bonds in third-quarter 2002, but didn't sell any in the period this year.

From January through September 2002, the bank sold $603,000 in bonds compared to just $88,000 this year, said Christenson.

He added that low interest rates are squeezing earnings.

In the late 1990s, Bank of Lodi installed a poison pill to discourage a hostile takeover; in the event of an unwanted acquisition, executives would get many multiples of their pay, driving up the price and discouraging hostile bids.

Meanwhile, the bank's management has declined to talk to some prospective suitors. At least three overtures from at least two banks have been made to discuss a friendly merger.

Anagnos said much of the bank's compensation strategy and its poison pill provision date to the tenure of David Philipp, the bank's chief financial officer from 1992 through 1998. Philipp is now chief financial officer of Mother Lode Holdings, the Auburn-based parent of Placer Title Co.

Philipp also serves as an outside director of First Financial Bancorp, which means he isn't an employee or executive of the company. He serves on the board audit committee and compensation and stock option committee. He didn't return repeated calls seeking comment Wednesday.

The Lodi market is growing. Farmers & Merchants Bank of Central California, also based in Lodi, earned $11.2 million on assets of $1.1 billion at Sept. 30, an annualized return on assets of 1.4 percent. That bank, which had 16 branches, opened two new offices in the third quarter, Stockton and a loan production office in Point West.

"In our experience, the valley continues to experience a very strong economy," said Kent Steinwert, president of Farmers & Merchants. He declined to comment on his bank's "friendly crosstown rival."



FIRST FINANCIAL BANCORP

701 South Ham Lane • Lodi, CA 95242 • P.O. Box 3009 • Lodi, CA 95241-1913 • (209) 367-2054 • bankoflodi.com

November 25, 2003

To Our Valued Shareholders:

As we enter into this holiday season, we wish to bring greetings to you and your loved ones. We hope this season finds you well in health and spirit.

Enclosed with this letter is our recent press release announcing our third quarter and year to date performance as of September 30, 2003. Let us share with you some key facts regarding our performance in 2003:

- As of September 30, 2003 our total assets grew by 18% over the past year to $290 million putting us in line to beat our announced goal of reaching $300 million by year end. Moreover, total loans, earning assets and total deposits similarly experienced important growth justifying our optimism that the Company is well positioned for increased profitability. This is not a meaningless achievement; as we spread our costs over more assets, the benefits will drop straight to the bottom line. As shareholders you should be the winners.

- On September 2, 2003, we opened a new branch in Downtown Sacramento. By the end of October, the Branch had already exceeded its year end deposit goals.

- Bank of Lodi's deposit growth rate during the past 12 months exceeded the market growth rate in each and every one of the markets in which it operates as reflected in the FDIC Summary of Deposits Report reports as of June 30, 2003.

- While net income for the nine months ending September 30, 2003 totaled $892,000 (a decline of $198,000 from the prior year), our income from continuing operations has increased. Net interest income for the period grew by $433,000 but non-recurring items detailed in the press release (such as gains from sales of securities and expenses related to dissident directors) have resulted in an unfavorable comparison. The enclosed release provides the details of these figures.

All of this has been achieved in the face of the drumbeat of bad publicity intentionally generated by three dissident directors who have used their falsehoods, half-truths and innuendo to create a series of negative articles in the press, including one in the Sacramento Bee at the very moment Bank of Lodi launched our new branch there. This is the very branch that they voted in favor of as Board members. As shareholders you should consider the following: how do they think that they are helping to create shareholder value by attacking the Bank's good name in the Sacramento press as it invests capital in the vital strategic market which they voted to support? Just think of where our Company could be without their interference.

Thus, we are compelled to express our thoughts and feelings about the harm being caused by these three dissident directors who recently sent you a letter full of misrepresentations:

- The dissidents claim the Company's Strategic Plan is not working; we adamantly disagree. The Plan is moving us closer to the profitability and value that we all expect from the Company. But we hasten to remind you that this Strategic Plan was fully considered and adopted by the full Board, including the three dissident directors. Now, after voting in favor of the Plan, they are harming Bank of Lodi with their deliberate misrepresentations.

- They falsely claim that an independent compensation study has not been done since early 2002 or if one has been done, it was not communicated to the full Board of Directors. How deceitful is this? Well, the most recent independent study was presented to the Bank of Lodi Compensation Committee (comprised of independent directors) at its meeting held on February 19, 2003 at which dissident director Kevin Van Steenberge was present (and it was Van Steenberge who later made the motion for the full Board to approve the minutes of that Committee meeting).

- They grossly distort Leon Zimmerman's annual compensation using the figure of $1 million to inflame shareholders. Leon's salary, stock option and other benefits are disclosed in the Company's annual proxy in conformity with the SEC's rules and regulations for all to see (just click on the link to 1st Financial Bancorp at www.bankoflodi.com). Again, the level of deceit in their letter is well known to director Van Steenberge who attended the Board's Compensation Committee meeting and reviewed the independent report prepared by a highly regarded independent community bank compensation consulting firm which was presented to the Committee.

- The dissidents disagree with the granting of options to the Bank's Board and some newly hired Bank officers. In fact these options were granted in accordance with a Board approved compensation program that was voted on by the Board in February 2000 (including dissident directors Anagnos and Coldani). Under the Plan, outside directors receive option grants every three years, the first grant occurring in May 2000 when dissident director Coldani made the initial motion to grant options to himself and the other outside directors. The dissidents continue their lies by saying that options were granted to Executive Management which simply is not true (and they were all three in attendance at the meeting).

While we can sympathize with the confusion that you may feel based on the barrage of falsehoods from these dissidents, we only ask that you regard them for what they are: troublemakers with a hidden agenda and no regard for good corporate governance or for the truth. We are convinced that you will see through all of this as you examine the facts (and not the hysteria that they produce). We welcome your questions and feedback.

First Financial Bancorp and Bank of Lodi are continuing to succeed in achieving their objectives. We are dedicated to making this Company more profitable and the Bank "Simply A Better Bank."

Sincerely,

Leon Zimmerman
President and CEO
leon.z@bankoflodi.com

Benjamin R. Goehring
Chairman of the Board
ben.g@bankoflodi.com



SEE EXHIBIT B

The Record
Money

Friday, November 28, 2003

Eric Grunder, Money Editor
Phone: (209) 546-8261
Fax: (209) 943-8504
E-mail: egrunder@recordnet.com

Bank board recall encouraged

By Joe Goldeen
Record Staff Writer

LODI — Three directors of First Financial Bancorp, parent company of Bank of Lodi, are urging shareholders to recall their fellow board members and the bank's executive management team, citing their allegedly unethical practices and continued failure to lead the bank to a respectable level of profitability.

The suggestion came in a Nov. 17 letter.

Eight days later, the bank fired back, responding with a letter to shareholders disagreeing "adamantly" with the dissidents' conclusions.

"Now, after voting in favor of the (bank's strategic) plan, they are harming Bank of Lodi with their deliberate misrepresentations," the bank said.

In their Nov. 17 letter, the three dissident directors — Lodi businessmen Steve Coldani, Kevin Van Steenberge and Angelo Anagnos, a founding director of the bank ñ made it clear they won't quit the board as they were asked to do this summer by the board majority.

"Over the last few months, executive management, certain directors and their attorney have continued to attack the three of us and have asked for our resignation. While we have gone through a character assassination, we all know what is right. Therefore, we will not resign," their letter stated.

After noting the bank's return on average assets and return on average equity compare unfavorably with peer banks in the

Please see BANK, Back page

BANK

Continued from F1

region, the dissident directors' letter stated:

"First Financial Bancorp is going backwards. You as shareholders are being led by and executive management and board of directors that can only deliver poor results."

The bank's letter, signed by President and CEO Leon Zimmerman and board Chairman Benjamin Goehring, provided shareholders with the bank's third-quarter and year-to-date performance figures, noting 18 percent growth in assets over the past year and other positive results previously reported.

"All of this has been achieved in the face of the drumbeat of bad publicity intentionally generated by three dissident directors who have used their falsehoods, half-truths and innuendo to create a series of negative articles in the press, including one in the Sacramento Bee at the very moment Bank of Lodi launched our new branch there. This is the very branch that they voted in favor of as board members."

Zimmerman and Goehring then asked shareholders to consider the actions of the dissident directors in light of how it helps "create shareholder value by attacking the bank's good name in the Sacramento press? Just think of where our company could be without their interference."

In an interview, Zimmerman said the bank has "very few shareholders in Sacramento. The shareholders are in Lodi. Why attack us in the market where we have a new branch trying to generate new business to benefit the shareholders?"

First Financial Bancorp has approximately 1,200 shareholders.

Zimmerman and Goehring concluded their letter by calling Coldani, Van Steenberge and Anagnos "troublemakers with a hidden agenda and no regard for good corporate governance or for the truth. We are convinced that you will see through all of this as you examine the facts — and not the hysteria that they produce."

Coldani, after reading the bank's letter, said he disputes just about every point made by the bank's top officials.

In an interview before the bank's letter to shareholders was issued, Coldani said his Nov. 17 letter was received positively by a number of shareholders.

"We've gotten quite a bit of response, and it's all been very supportive," he said.

In the spirit of California voters successfully recalling former Gov. Gray Davis, Coldani said the time has come to "recall the whole bank board and executive team. We'll put up a slate, and we want our slate to be supported by the shareholders. There's a chance that some of those directors will have an awakening, but itís been awhile now," he said, indicating that present board members are either with him or against him, Van Steenberge and Anagnos.

The executive team he referred to includes Zimmerman; Robert Daneke, executive vice president and chief credit officer; and Allen Christenson, senior vice president and chief financial officer.

■ To reach reporter Joe Goldeen, phone **(209) 546-8278** or e-mail **jgoldeen@recordnet.com**



SEE EXHIBIT B

December 15, 2003

Board of Directors
First Financial Bancorp
Lodi, California

Dear Directors:

We wanted to go on record again with our objection over the recent issuance of stock options to the outside directors of First Financial Bancorp ("Company"). Each of you know that Company and Bank of Lodi NA ("Bank") has not performed anywhere close to an acceptable peer level and despite the statements of management - $350 million is not the magic number. In a careful review of the financial information both in the Call Report for Bank and also the recent Form 10Q – actions are being taken by Management, with your concurrence, that have negatively impacted net interest margins and also left Company in a financial dilemma that will harm the shareholders for years to come. The financial performance is not good and promises of a brighter future tomorrow are not proper exercise of a director's fiduciary duty. The Board through the Chairman and the President has indicated that this dismal performance is due to our public comments to the shareholders. Not true since it is obvious from the financial reports of Company and Bank the lack of proper direction has been in place for a number of years. If the Board will not act to protect the shareholders – then we must and let them know the real performance of Company.

Over the past 6 months the Board has authorized the spending of over $165,000 to fight us (as of the recent quarter end), and expense that likely would have been unnecessary had an independent review been considered. We can only guess that Mr. Rocket and his firm are making a career out of this matter and will not be surprised if the number is now over $250,000. By now you know the numbers for the first two months of the quarter and we suspect that the numbers are not looking good. Year end numbers will have to be reported and you as directors will find it difficult to hide from the shareholders. We will be looking very closely at the year end numbers and will also be reviewing the accountants work to be certain that the numbers are accurate and reflect proper accruals – primarily for the salary continuations programs in place.

With the poor performance of Company and Bank – we are still wondering how the Board could grant stock options to the outside directors of Bank. We would never consider granting such options when the interests of the shareholders are not being served. The explanation that the option grants were pursuant to a standing program put in place a few years ago – does not fly. We know that the compensation firm that was used has not updated its reports or reviewed the compensation programs since early 2002. We also know that Company has not adequately disclosed the compensation programs and stock option grant program for the outside directors in the proxy materials. It is obvious that the Board has not done a thorough review of the strategic plan and direction of the

Company as a means of deciding whether to grant stock options. We wanted you to again hear our objection to this very self serving action and suggest that you be prepared for the annual meeting of shareholders where the shareholders will be asking the tough questions. For only a few thousand stock options and the continued benefits that each of you receive – you will be a definite topic of conversation and debate at the annual meeting and during the next several months. Don't expect to stand behind your corporate attorney or to dodge the questions of the shareholders through the heavy handed behavior of this past annual meeting. The shareholders are restless and the abysmal financial performance of the Company under the leadership of the Board and Management will be a firestorm. We can only guess as to the year end numbers – but our guess is that the numbers will only add gasoline to the fire.

While we have not publicly advocated the sale of Company – right now we question the value of the Company to any potential acquirer and believe that your actions and the leadership of Management have actually damaged the value. Because of your actions - you as directors are ultimately accountable. Don't expect this to go away and we encourage you to seek outside counsel to protect your interest. Don't rely on the counsel of Mr. Rocket since he represents the Company and not the directors, a position that we believe has placed him in direct conflict on many points. Is it worth a few thousand stock options?

Respectfully.

Steve Coldani | Angelo Anagnos | Kevin Van Steenberge

February 9, 2004

Dear Shareholder:

It has been a few months since we have been in contact concerning your company First Financial Bancorp and Bank of Lodi, NA. We hope that each of you had a joyous holiday season and we wish you a prosperous 2004. We wish the same for First Financial Bancorp and Bank of Lodi NA but we are quite pessimistic about the future of your Company if action is not taken to right this faltering entity.

During February, your Company should be publishing its year-end 2003 financial results and based upon the September 30, 2003 financial information and the financial trends of the Company for the last few quarters, the year-end information is expected to be a disappointment. Under the existing Management and the Board of Directors First Financial Bancorp and Bank of Lodi NA are expected to fall further behind peer financial institutions and the return on average assets and return on average equity performance will be at below 50% of peer level. In fact the 2003 performance will likely be below 2002 levels. We are going backwards!!! The existing Management and Board of Directors will again claim that they have a plan and the numbers will improve if only the Company can get to $350 million. We keep asking Management to share with the shareholders the plan – what is it and what will the performance levels be going forward? No comprehensive plan has ever been produced to the shareholders. We believe that Management has no viable plan except to keep themselves in power and to pay themselves high compensation for at best mediocre performance. Shareholders need answers and we would hope that all of the shareholders of First Financial Bancorp will attend the Annual Meeting of Shareholders of First Financial Bancorp (normally scheduled for April) to ask the Management and the majority of the Board the tough questions and hold them accountable for the dismal performance.

Over the last few months we continued to be the focal point of Management's failures. Management and certain Directors have communicated that the three of us are the reason they have not been successful. Expect more of these excuses in the future to mask their own failures! They have said that our criticisms have made it difficult for the Company to hire quality people and attract new business. We have noted that Management has spent over $180,000 through September 30, 2003 on professional fees to deal with our criticisms and we expect that amount to be approaching $300,000. We believe that existing Management and the Board will spend anything to remain in power even though the shareholders are the one's paying the bill. All shareholders should question this waste of corporate assets and at the same time demand that Management and Board spend a small fraction of such amount on developing a meaningful strategic plan that focuses on improving shareholder value rather than lining their own pockets and preserving their position.

As shareholders of First Financial Bancorp we all need to seriously evaluate the present course of existing Management and the Board. As shareholders, we must demand that

the Board and Management develop meaningful strategies to benefit the shareholders and return First Financial Bancorp and Bank of Lodi to an entity of which we can be proud.

Over the next few months in preparation for the Annual Meeting of Shareholders we will be holding town meetings to discuss your Company and what shareholders can do to make a difference. Our first meeting will be held on Wednesday, March 3rd at 6:00 P.M. at Hutchins Street Square in Lodi (Map included). All shareholders are welcome, even Management as well as the Board, so that there will be open dialogue. We will have a banking expert available to discuss the financial performance of your Company and compare the financial performance with other financial institutions in the Central Valley. Shareholders need to become informed about the true performance of First Financial Bancorp, ask the tough questions and hold existing Management and Board accountable for the poor performance and lack of a viable plan.

We will be in contact soon regarding other town hall meetings and welcome your attendance. We appreciate the support of so many shareholders and if we act together we can make a difference. As always feel free to contact us at the phone numbers and email addresses listed below.

Respectfully,

Kevin Van Steenberge	Angelo Anagnos	Steve Coldani
kevin@lodiiron.com	anagnos@inreach.com	steve@coldani.com
209-368-5395	209-333-8366	209-334-0527



Rose Street
Auto Shop Building
WEST PARK
W
S
N
E
Park and Playground
Basketball Courts
Cottage
Camp Hutchins
Lobby
SITE
Pisano
Patio
Patio
Walnut Street
Pool (2nd Floor)
Kirst Hall
RR
Crete Hall
Kitchen
Oak Street
Senior Center
Gallery
Storage
RR
Office
P
Rotunda
Lobby
P
Thomas Theatre
Alumni Plaza
Performing Arts Theatre
Receiving/ Storage
Amphitheatre
South Hutchins Street


COPY

February 25, 2004

Dear Shareholder,

It is now the last week of February 2004; First Financial Bancorp has yet to publish its 2003 numbers. At a time when all of the other banks in the Central Valley have published record earnings and performance numbers, First Financial Bancorp is conspicuously silent. We believe that this silence is primarily due to the poor financial performance in 2003 where net income will be below 2002 level.

Recently we have obtained the December 31, 2003 Call Report for Bank of Lodi, N.A. ("Bank") as published by the Federal Deposit Insurance Corporation. We felt it appropriate to share some of our thoughts concerning the financial performance for the Bank in 2003. Since First Financial Bancorp's management and board is not in a position to be forthcoming with regard to the 2003 financial numbers, we felt it appropriate to provide information to you.

The Bank ended 2003 with assets of approximately $320 million. This is a significant growth specifically in the fourth quarter. At the end of September 2003, the Bank had total assets of $289 million. This growth of $31 million was funded primarily with a $14.1 million repurchase borrowing at the end of the year. Much like the end of 2002, we believe that the board and management have bought growth as a means to avoid discussing the poor financial performance in net income.

Total loans grew at the end of the year to $178.1 million and the Bank's loan to deposit ratio is currently approximately 63%; still below peer group levels. Uninsured deposits grew from $48.8 million at September 30, 2003 to $62.8 million at year-end. This is normally related to buying deposits and paying over market rates. In reviewing the balance sheet, we also noted that there is also growth in the level of non-accrual loans at the Bank. As of September 30, 2003, the amount of non-accrual loans was approximately $2.4 million. As of year-end, that number had grown to approximately $3.9 million. While the level of non-accrual loans increased significantly during the fourth quarter, no additional provisions to loan loss reserves were made by your boards and management.

Net income for the Bank in 2003 was $1,672,000, down from a level of $1,850,000 in 2002. That is a drop of 10%! It is important to note that net income as of September 30, 2003 was approximately $1,152,000. Income during the fourth quarter was approximately $520,000. However, the Bank did take a one time gain on sale of security of $308,000 during the fourth quarter and did not make any provisions to loan loss reserves, even though the loan portfolio increased by $6.3 million and non accrual loans also increased. If the Bank would have taken a 1% reserve for the new loans and had not taken the securities gain in the fourth quarter, the year-end profitability for the Bank would have been closer to $1.4 million. It appears in the evaluation of the net income, that even though the Bank's assets have grown significantly during 2003; core earnings and net income have gone backwards! The return on average assets for the Bank during 2003 will be less than 0.58%. (Our peer group is well over 1.0%!). At a time when net income has declined – total compensation has increased to record levels. Compensation for the Board and Executive Management continues to be well ahead of the peer group. Definitely not pay commensurate with performance!

It is important to note that the net income levels for the Bank will be reduced as part of the consolidation with First Financial Bancorp's results. Due the cost of the trust preferred securities as well as professional costs incurred, it is anticipated that the net income for First Financial Bancorp for 2003 will be approximately $1.2 million. This is significantly below the $1,354,000 reported in 2002. Management and the board have emphasized for some time that with the growth in the assets, there should be improved financial performance in net income. This appears not to be the case!

On March 3, 2004 an informational meeting for shareholders and others who are interested in First Financial Bancorp and Bank of Lodi, N.A. will be held by us at **Hutchins Street Square, March 3rd @ 6pm, Lodi, California**. At such meeting, we will have financial information concerning the Bank as well as its comparison to other financial institutions that are located within our geographic area. We have long stated that the financial performance of First Financial Bancorp and the Bank is significantly below that of peer. However, the compensation received by the board of directors and senior management is well in excess of peer group level. This information will be shared. We will also send out relevant information to all shareholders as part of our next shareholder letter.

We ask the shareholders to please mark April 27, 2004 (tentative) for the annual meeting of shareholders of First Financial Bancorp. We ask that all shareholders be in attendance at this important meeting, since it is time that the board and management answered for their poor performance and high compensation. The only way that something will happen for the positive is if the shareholders let their voices be known. Your attendance at the annual meeting of shareholders and your voicing of your concerns is critical to everyone's success.

Respectively submitted,

Steve Coldani
[illegible]
209-334-0527

Kevin Van Steenberge
[illegible]
209-368-5395

Angelo Anagnos
[illegible]
209-333-8366



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PRINT THIS PAGE

Board members charge Bank of Lodi delaying 2003 report

By Joe Goldeen
Record Staff Writer
Published Tuesday, March 2, 2004

Three directors on the board of Bank of Lodi's parent corporation -- who will be hosting a public meeting Wednesday -- believe the bank is purposely delaying publishing its 2003 financial results because of declining profits.

"We have a lot of shareholders who have a lot of questions. We will try to answer them for the shareholders as best as we can," said Lodi businessman Steve Coldani, one of three dissident directors of First Financial Bancorp who have serious reservations about the operations of the bank and its management. The board has 10 members.

In a Feb. 25 letter to the bank's 900-plus shareholders, Coldani and fellow directors Kevin Van Steenberge and Angelo Anagnos castigate the bank for being the only one in the region not yet making its 2003 year-end results known.

"It is now the last week of February 2004; First Financial Bancorp has yet to publish its 2003 numbers. At a time when all of the other banks in the Central Valley have published record earnings and performance numbers, First Financial Bancorp is conspicuously silent. We believe that this silence is primarily due to the poor financial performance in 2003 where net income will be below 2002 level," the letter stated.

Last year, the bank released its 2002 results March 7. In 2002, it published its 2001 results Feb. 11.

"Our results for 2003 are not ready, and we don't have a date" when they will be released, bank President and CEO Leon Zimmerman said Monday. "We couldn't release numbers early, because the report has to be broadly distributed," such as through a press release.

The directors' letter used figures from the bank's Dec. 31 Call Report filed with the Federal Deposit Insurance Corp., noting that 2003 net income declined 10 percent – roughly $180,000 – below what was earned in 2002.

"It appears in the evaluation of the net income that even though the bank's assets have grown significantly during 2003; core earnings

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and net income have gone backwards," the letter stated.

"The return on average assets for the bank during 2003 will be less than 0.58 percent. Our peer group is well over 1.0 percent. At a time when net income has declined, total compensation has increased to record levels. Compensation for the board and executive management continues to be well ahead of the peer group. Definitely not pay commensurate with performance."



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Zimmerman, who said he had seen the letter from the directors and was familiar with its contents, did not appear concerned.

"There's nothing new in the letter nor is there any comments from them with regards as to what they want to change to make it different. They're not coming up with a plan as to what they are going to do," he said.

"The question from any shareholder would be, why do they conduct themselves in such a manner that does not benefit shareholders? Their conduct does not bring us revenue, to continue to help us to grow to have a larger earning-asset base that generates increased revenues. There conduct does not promote that," Zimmerman said.

Coldani said Wednesday's open meeting, set for 6 p.m. at Hutchins Street Square, 125 S. Hutchins St. in Lodi, will provide information for shareholders and anyone else with an interest in Bank of Lodi.

"We will have financial information concerning the bank as well as its comparison to other financial institutions that are located within our geographic area. We have long stated that the financial performance of First Financial Bancorp and the bank is significantly below that of peer. However, the compensation received by the board of directors and senior management is well in excess of peer-group level," the dissident directors' letter said.

Zimmerman said the directors are free to hold a meeting, "assuming that they understand the numbers, which their letter didn't clearly define."

The ongoing dispute between bank management and the three directors could reach a decisive moment during the bank's annual meeting of shareholders traditionally held at the end of April.

The OTC Bulletin Board reported stock in First Financial Bancorp, which trades under the symbol FLLC, closed at $18 per share Monday, 10 percent below the 52-week high of $20 it reached in June.

---

* To reach reporter Joe Goldeen, phone **(209) 546-8278** or e-mail jgoldeen@recordnet.com

---

Concerned Shareholders
First Financial Bancorp

March 3, 2004

First Financial Bancorp / Bank of Lodi, N.A.

What Do The Numbers Say?

How Does It Compare?

BANK OF LODI'S PEER GROUP
AS OF 12/31/03

BANK	(000) TOTAL ASSETS 12/31/03	(000) TOTAL EQUITY CAPITAL 12/31/03	(000) EQ RET AS % BEG EQ CAP 12/31/03	(000) TOTAL ASSETS 12/31/02	(000) TOTAL EQUITY CAPITAL 12/31/02	EQ RET AS % BEG EQ CAP 12/31/02
Bank of Lodi	320,112	22,023	7.87	254,690	20,829	9.71
American River Bank	318,201	29,741	18.76	283,866	26,179	20.05
Bank of Amador	122,779	14,973	15.13	104,323	13,644	14.57
County Bank	1,231,421	94,297	17.51	1,031,309	80,489	16.56
Farmers & Merchants Bank, Lodi	1,147,214	110,433	15.45	1,019,146	98,373	14.42
Bank of Stockton	1,686,689	183,411	12.70	1,339,266	120,455	11.35
United Security Bank	503,912	57,665	14.42	518,323	53,902	16.22
Bank of Rio Vista	151,189	17,605	9.05	148,510	16,261	7.02
First Northern Bank, Dixon	558,709	46,410	14.55	495,221	42,251	14.05
Western Sierra National Bank	453,189	39,096	27.55	381,698	32,085	25.04
River City Bank	699,992	57,550	12.29	659,337	54,420	13.69
Plumas Bank	389,589	31,316	14.19	325,290	25,721	15.93
Butte Community Bank	385,104	33,974	22.05	335,819	25,591	23.39
Oak Valley Community Bank	240,660	17,998	14.16	193,351	16,375	12.34
Stockmans Bank	261,702	24,597	31.14	232,204	20,448	28.44
Central Valley Community Bank	327,416	25,634	15.47	282,494	22,837	14.81
Pacific State Bank	200,151	17,762	14.61	179,750	15,746	14.25
Union Safe Deposit Bank	1,166,761	94,365	13.71	1,077,107	92,589	14.00
AVERAGE	564,711	51,047	16.15	492,317	43,233	15.88
MEDIAN	387,347	32,645	14.58	330,555	25,950	14.50
RANK			18			17

4



EQ RET AS % BEG EQ CAP
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Percentage
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

5



NET INC AS % AVG TT ASSETS
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Percentage
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Averge (Peers)
Median (Peers)

6


PAY EXP AS % TT OPER INC
Percentage
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

7

NON-INT EXP AS % TT OP INC

80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0

Percentage

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Year

Bank of Lodi
Average (Peers)
Median (Peers)

8

TT ASSETS ANNUAL GROWTH



45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
(5.00)
Asset Growth
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)


DEL. LNS. AS % OF TT LOANS
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Percentage
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

10


LOAN LOSS RES. AS % TT LOANS
2.5
2
1.5
1
0.5
0
Percentage
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

LEVERAGE CAPITAL RATIO

Leverage Capital Ratio

12.00
10.00
8.00
6.00
4.00
2.00
0.00

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Year

Bank of Lodi
Average (Peers)
Median (Peers)


PAYROLL PER EMPLOYEE
Payroll Per Employee
60,000
50,000
40,000
30,000
20,000
10,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

TT OP INC / EMPLOYEE

250
200
150
100
50
0
TT OP INC (000)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)


INTEREST RATE SPREAD
6
5
4
3
2
1
0
Interest Rate
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)



CSV/LIFE INS AS % OF TT CAPITAL
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Percentage
2002
2003
Year
Bank of Lodi
Average (Peers)
Median (Peers)

What Will Happen To Bank of Lodi, N.A.?

RETURN ON AVERAGE ASSETS



1.50%
1.00%
0.50%
0.00%
UNDER PERFORMING
Peer Banks
FLLC

	2000	2001	2002	2003*	2004*	2005*
Peer Banks	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
FLLC	0.71%	0.59%	0.57%	0.54%	0.52%	0.50%

*Assumes 15% growth in assets and 10% growth in net income

EARNINGS PER SHARE


$4.00
$2.00
$0.00
LOST OPPORTUNITY
FLLC (1)
@1% ROAA (2)

	2000	2001	2002	2003*	2004*	2005*
FLLC (1)	$0.79	$0.73	$0.79	$0.87	$0.96	$1.06
@1% ROAA (2)	$1.13	$1.24	$1.40	$1.61	$1.85	$2.12

(1) EPS of FLLC based upon historical & FLLC stated estimates of 10% increase in annual net income
(2) EPS if FLLC achieved a 1.0% ROAA
(3) Based upon 1,709,470 weighted shares 2003+

Why Can't First Financial Bancorp / Bank of Lodi, N.A. Make An Acceptable Return For Shareholders In The Future?

Reasons

- Low Net Interest Margin
  3.88 vs. 4.27 Average
  (Taken gains to boost net income)

- Payroll Expense Too High
  39.8 vs. 27.1 Average
  (Payday management high!)

- Non Interest Expense Too High
  74.4 vs. 53.1 Average
  (Out of control expense)

Board and Executive Management Have No :

- Strategic Plan
- Care For Shareholders
- Clue!

What About Stock Value?

- Currently $17.50 to $18.00
- No Volume
- Run Up In 2003 - - Speculation of Merger

What Should First Financial Bancorp Trade At On Price To Earnings Ratio?

	10x	15x	20x
	Low	Med	High
2003 EPS $0.74	$7.40	$11.10	$14.80

Poor Performance!



CALIFORNIA MICRO-CAP MONITOR
Summary Statistics - 3nd Quarter 2003 Data

HOEFER & ARNETT

Company Name	Ticker	Date Est.	Total Assets ($000)	Price ($)	Market Cap ($M)	Pricing Ratios As of 1/30/04: Price / MRQ EPS (x)	Price / LTM EPS (x)	Price/ Book Value Stated (x)	Price/ Book Value Tangible (x)	Profitability & Credit Quality Last Twelve Months (LTM) 3Q03: ROA (%)	ROE (%)	Efficiency Ratio (%)	Net Interest Margin (%)	Equity/ Assets (%)	NPL's/ Loans (%)	Reserve/ Loans (%)	Tax Rate (%)
Alliance Bancshares California	ABNS	May-80	260,530	8.55	39.05	17.81	21.38	274.92	274.92	1.06	18.45	59.36	4.72	5.45	0.64	1.47	40.63%
American Business Bank	AMBZ	Sep-98	343,679	24.00	45.24	22.31	23.61	188.01	188.01	0.59	8.04	74.48	3.27	7.00	0.00	1.55	33.04%
Bridge Bank, National Association	BBNK	May-01	245,282	13.00	78.67	46.43	92.86	286.34	286.34	0.46	3.37	83.93	4.92	11.19	0.00	1.59	0.00%
Bank on It., Inc.	BKOT	Nov-99	83,293	13.00	14.94	31.12	15.48	157.55	157.55	1.25	10.45	74.04	3.82	11.38	0.08	1.44	41.18%
Bank of Amador	BNKA	Nov-83	122,519	23.00	35.21	17.42	18.11	242.36	242.36	1.91	15.55	42.61	5.30	11.83	0.04	1.04	36.70%
Borrego Springs Bank, National Association	BRGO	Nov-82	121,466	15.75	15.43	14.13	15.69	190.83	224.79	1.01	13.01	84.01	4.24	6.66	4.78	1.90	41.10%
Broadway Financial Corporation	BYFC	Feb-47	221,713	14.25	26.09	18.75	19.52	159.57	159.57	0.68	8.48	76.42	3.96	8.08	0.05	0.88	38.19%
CalWest Bancorp	CALW	Oct-99	111,920	13.65	14.78	34.13	16.06	169.14	169.14	0.83	9.71	84.71	3.86	7.80	0.90	0.99	9.60%
Chino Commercial Bank, NA	CKNA	Sep-00	58,579	25.00	13.64	28.41	28.41	255.89	255.89	0.99	9.63	80.10	4.81	9.10	NA	1.28	NM
CalNet Business Bank, National Association	CLNB	Nov-01	87,576	10.85	15.19	99.93	NM	159.89	159.89	-1.29	-9.50	116.37	3.99	10.85	0.00	1.25	NM
California Oaks State Bank	COSB	Feb-98	92,227	9.50	6.97	10.82	NM	182.78	182.78	-1.79	-32.74	120.41	5.69	4.14	0.14	1.03	NM
Coast Bancorp	CTBP	Jun-97	140,047	24.00	15.20	12.50	17.39	177.12	177.12	0.72	11.46	73.20	4.76	6.13	0.03	1.02	41.61%
Cuyamaca Bank, N.A.	CUYA	Oct-84	100,477	16.50	13.71	15.87	NA	171.70	172.59	0.66	8.12	79.60	5.67	7.92	0.31	1.05	37.29%
CommerceWest Bank, National Association	CWBK	Sep-01	83,800	18.75	32.74	26.04	89.29	203.14	203.14	0.54	3.64	81.85	3.66	19.16	0.00	0.98	1.07%
Canyon National Bank	CYNA	Jul-98	155,149	32.00	30.04	16.00	18.18	257.03	257.03	1.21	16.03	60.40	5.17	7.54	0.35	1.66	40.69%
Community Bank of Santa Maria	CYSM	Mar-01	51,100	13.50	7.92	20.40	NM	166.28	166.28	0.46	4.00	85.25	4.58	9.32	0.00	0.98	0.49%
Citizens Bancorp	CZNB	Feb-95	130,976	15.75	23.07	21.12	21.48	186.31	186.31	0.91	10.08	76.31	5.43	9.45	0.00	1.27	34.96%
Delta National Bancorp	DEBC	Jul-73	140,010	35.00	13.23	4.31	8.82	83.81	83.95	1.12	10.08	62.54	4.77	11.27	0.00	1.15	40.00%
Discovery Bank	DVLB	Sep-01	60,254	14.25	11.43	259.67	116.59	120.40	120.40	0.20	1.47	87.86	4.50	15.75	0.00	1.25	4.26%
Encino State Bank	ENST	Oct-97	162,836	18.50	19.96	47.98	22.78	201.47	201.47	0.57	9.07	71.01	4.38	6.08	0.00	0.93	41.89%
First California Bank	FCAA	Feb-79	242,643	17.50	35.04	14.06	17.50	200.42	200.42	0.95	11.83	68.79	5.56	7.20	1.63	1.55	36.07%
First State Bancorp #	FCAL	Dec-83	187,799	20.00	45.30	16.25	20.32	244.06	255.73	1.37	14.73	53.59	5.50	9.88	0.59	1.31	40.92%
First Commerce Bank	FCBK	Feb-84	167,573	4.45	33.30	22.75	22.38	268.11	268.11	1.05	12.70	69.71	4.43	7.41	0.00	1.26	40.00%
1st Centennial Bancorp	FCEN	Aug-90	254,383	30.00	45.07	20.27	21.90	184.73	184.73	0.90	9.80	79.64	7.03	9.59	NA	1.11	35.34%
First Coastal Bancshares	FCST	Nov-84	185,157	105.00	9.81	NM	NM	118.31	267.58	0.11	1.64	93.02	4.29	4.48	0.05	1.01	31.52%
First Financial Bancorp	FLLC	Jul-83	289,947	17.50	28.37	39.77	26.12	143.80	145.35	0.43	5.92	83.23	4.89	6.80	1.37	1.90	24.02%
First Mountain Bank	FMBR	Sep-81	110,630	15.75	15.90	17.35	16.86	154.73	158.41	0.90	9.66	76.12	5.60	9.29	0.73	1.67	29.99%
1st Pacific Bank	FPBS	Nov-00	128,052	17.00	21.64	10.99	13.13	156.59	156.59	1.51	13.46	74.67	4.92	10.79	0.00	1.15	NM
First American Bank	FTAB	Feb-83	203,545	14.00	32.90	14.00	100.00	171.36	171.36	0.17	1.76	74.16	4.68	9.43	NA	1.56	38.28%
Greater Sacramento Bancorp	GSCB	Jul-98	162,154	17.90	24.28	23.80	23.80	157.69	157.69	0.70	6.98	65.66	4.29	9.50	0.66	1.34	38.99%
Granite State Bank	GTSB	May-84	104,503	12.00	12.08	14.87	13.27	127.74	127.74	0.87	10.13	70.77	4.82	9.05	0.00	1.28	39.66%
Harbor National Bank #	HNTB	Dec-82	177,858	12.97	31.83	27.02	30.18	234.54	234.54	0.59	6.42	73.60	5.23	7.63	0.50	1.26	41.00%
Inland Community Bank, National Association	ICMM	Apr-90	69,724	4.85	6.45	4.18	13.86	152.04	152.04	0.26	3.95	94.00	5.15	6.08	0.00	0.74	20.91%
Liberty Bancorp	LIBC	Apr-82	132,675	20.10	15.57	17.23	18.56	129.39	129.39	0.67	7.17	75.80	4.76	9.07	0.00	1.39	43.78%
Landmark National Bank	LMRK	Aug-02	35,355	10.00	11.64	NM	NA	134.95	134.95	NA	NA	NA	NA	24.39	0.00	1.00	NM
Mission Community Bancorp	MISS	Dec-97	105,205	21.90	13.80	23.80	30.85	195.89	195.89	0.53	6.63	84.57	4.49	7.84	0.13	1.19	42.50%
Mission Oaks National Bank	MKNB	Nov-00	80,621	23.25	20.87	NA	NA	248.40	248.40	1.49	14.10	73.20	4.76	10.42	0.25	1.26	17.39%
Mojave Desert Bank, NA	MOJA	Aug-91	56,011	29.00	7.05	12.50	12.03	162.60	162.64	1.17	14.25	72.99	6.20	7.74	1.29	0.90	41.65%
Mission Bancorp	MSBC	Oct-98	96,328	15.25	8.47	14.71	17.15	130.19	130.19	0.61	7.85	72.93	3.52	6.76	0.00	1.50	41.14%
NCAL Bancorp	NCAL	Oct-82	199,240	16.00	24.78	13.56	14.62	146.12	148.99	0.83	9.11	69.94	5.00	8.51	0.23	1.45	41.28%
Norcal Community Bancorp	NCLC	Mar-98	175,824	19.30	22.20	12.20	14.62	149.81	150.36	1.09	14.74	63.21	5.37	8.43	0.08	1.45	39.98%
Orange County Business Bank, N.A.	OCBB	Dec-02	40,898	14.25	28.31	NM	NA	167.45	167.45	NA	NA	NA	NA	41.34	0.00	1.25	NM
Orange Community Bank	OCBK	Nov-00	106,073	17.00	19.54	18.36	20.25	181.82	181.82	1.15	9.94	65.05	4.82	10.13	0.00	1.28	30.58%
Oak Valley Community Bank	OVYB	May-91	222,477	15.80	26.21	9.97	12.17	152.20	152.20	1.07	12.79	61.67	4.80	7.74	0.00	1.17	38.53%

CALIFORNIA MICRO-CAP MONITOR

Summary Statistics - 3nd Quarter 2003 Data

H&A
HOEFER & ARNETT

						Pricing Ratios - As of 1/30/04				Profitability & Credit Quality - Last Twelve Months (LTM) 3Q03							
						Price /		Price/ Book Value					Net				
Company Name	Ticker	Date Est.	Total Assets	Price	Market Cap	MRQ EPS	LTM EPS	Stated	Tangible	ROA	ROE	Efficiency Ratio	Interest Margin	Equity/ Assets	NPL's/ Loans	Reserve/ Loans	Tax Rate
			($000)	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Pan American Bank	PABK	Jul-71	41,705	4.00	6.11	14.29	15.38	104.44	104.44	0.97	6.78	73.61	5.72	14.02	0.00	2.38	41.28%
Professional Business Bank	PBBK	Nov-01	78,531	12.50	11.56	120.36	NM	158.92	160.60	-2.21	-20.32	137.03	3.30	9.26	0.00	1.41	NM
Pacific Liberty Bank	PCLB	May-99	86,360	23.30	13.13	16.17	16.11	190.89	205.88	1.00	12.64	64.48	4.39	7.96	0.25	1.28	38.50%
Pacific Premier Bancorp, Inc.	PPBI	Aug-83	309,368	14.00	73.57	26.92	22.95	234.11	234.11	0.82	12.44	82.07	4.00	12.07	1.10	0.80	NM
Premier Commercial Bank, National Associatic	PRBK	Nov-01	94,589	14.50	13.26	21.25	24.51	144.16	144.16	0.66	6.76	81.85	3.10	9.73	0.00	0.96	0.38%
Pacific State Bancorp	PSBC	Nov-87	205,301	18.00	30.06	12.50	15.25	238.41	260.87	1.02	15.95	63.49	4.97	6.21	1.53	0.94	36.79%
Premier Service Bank	PSBK	Sep-01	62,330	14.00	14.59	NM	NM	233.33	233.33	-1.23	-9.23	121.33	4.50	9.94	0.00	0.78	NM
Premier Valley Bank	PVLY	Jun-01	119,613	13.00	25.69	40.40	NM	170.04	170.04	0.38	2.71	81.22	3.67	12.63	0.00	1.07	0.29%
Rancho Bernardo Community Bank	RBCB	Jun-97	97,670	14.60	12.34	15.98	20.80	159.29	159.29	0.67	7.92	76.57	5.16	7.93	1.98	1.96	40.87%
Rancho Bank	RBSD	Aug-79	223,643	20.20	26.61	19.57	17.71	175.63	175.63	0.74	10.49	71.11	5.00	6.78	0.36	0.90	35.47%
Saehan Bancorp	SAEB	Jun-91	273,726	13.50	46.95	18.63	34.55	182.43	188.70	1.14	12.38	65.30	3.91	10.66	1.06	1.66	43.28%
Security Business Bank of San Diego	SBBK	Sep-02	50,274	14.00	14.17	NM	NA	195.39	205.47	-6.01	-22.85	267.72	3.14	14.43	0.00	1.26	NM
Sonoma Valley Bancorp	SBNK	Jun-88	199,674	31.45	45.65	NA	NA	221.48	221.48	1.47	14.09	58.32	5.41	10.32	1.49	2.27	33.28%
Santa Clara Valley Bank, National Association	SCVE	Dec-98	49,579	11.00	7.89	20.56	NM	175.52	175.52	0.04	0.42	80.02	4.92	9.07	0.00	0.89	0.00%
Santa Lucia Bank	SLNB	Aug-85	177,965	58.51	26.98	NA	NA	218.24	218.24	0.96	13.41	73.77	5.19	6.95	0.71	0.96	35.29%
Summit Bancshares, Inc.	SMAL	Jul-82	152,210	15.00	27.36	15.00	15.00	139.02	139.02	1.27	9.58	60.78	5.50	12.93	0.29	1.61	39.60%
Sequoia National Bank	SQNB	Jan-86	67,576	2.15	10.21	NM	NM	145.63	147.74	-1.27	-10.11	133.86	3.32	10.38	0.00	1.85	NM
Service 1st Bancorp	SVCF	Nov-99	104,434	16.25	17.88	33.85	62.50	221.69	221.69	0.32	3.47	85.94	3.50	7.72	2.04	1.52	0.00%
Taft National Bank #	TFNB	Jan-83	51,939	22.25	5.95	20.11	NM	172.31	172.31	0.35	5.43	94.06	5.02	6.65	2.12	3.40	0.00%
Valley Community Bank	VCBC	Aug-98	108,715	15.70	12.39	15.72	19.21	143.35	145.61	0.67	7.74	74.69	4.46	7.95	1.99	1.46	39.22%
Valley Commerce Bancorp	VCBP	Apr-96	133,645	19.15	16.42	13.24	12.78	122.98	125.56	1.04	11.37	65.42	4.90	9.99	1.38	1.41	38.93%
Valley Bank	VMOY	Jun-60	83,399	4.50	11.08	98.89	27.69	154.65	154.65	0.50	5.91	90.30	5.26	8.59	0.96	2.70	NM
Yosemite Bank	YOBK	Jul-77	148,768	32.00	23.66	17.78	11.31	165.20	165.20	1.48	15.21	62.21	4.04	9.60	0.00	1.40	28.16%
Median:					17.88	18.09	18.88	171.36	172.31	0.74	9.11	74.67	4.77	9.07	0.07	1.27	38.19%
High:					78.67	259.67	116.59	286.34	286.34	1.91	18.45	267.72	7.03	41.34	4.78	3.40	43.78%
Low:					5.95	4.18	8.82	83.81	83.95	-6.01	-32.74	42.61	3.10	4.14	0.00	0.74	0.00%

Source: *Company reports and SNL Financial, LLC. # Denotes acquisition targets.*
Includes CA banks with less than $300M in assets and selected non-SEC filing banks with assets greater than $300M

What Needs To Be Done?

- Hold Management / Board Accountable
- Attend Shareholder Meeting To Voice Concerns
- Support Change In Board / Management

Shareholders Have Been Taken
Advantage Of For Too Long!

What is the Basic Plan?

- Change Mediocre Executive Management with Qualified and Proven Management
- Replace Board and Reduce Board Compensation from Excessive Levels (\$24,000 + to \$10,000 – at peer level)
- Focus on Profitability
- Provide Shareholder Value – Increase Market Value, Reestablish Dividends and Communicate Openly With Shareholders

What Can Shareholders Do?

- Hold Management / Board Accountable
- Attend Shareholder Meeting To Voice Concerns
- Support Change In Board / Management – New Leadership
- Vote to Have Compensation Review Completed and Reported to Shareholders
- Vote to Eliminate Shareholder Rights Plan
- Support Bank as Customer
- Support Employees and Those Who Will Implement the Plan

What is the Detailed Plan?

- Recognize this as a Turnaround Situation
- Conduct Comprehensive Strategic Planning Session with Critical Players and Experienced Third Party Expert - SWOT
- Build a Viable Strategic Plan from Strategic Planning Session – Communicate the Plan to Shareholders and Staff

What is the Plan? (cont.)

- Bring in Right Management and Board to Implement that have Honesty/ Integrity/ Ethics and are not out for Self-Interest
- Conduct Independent Third Party Review of All Compensation Programs and Reduce/ Eliminate All Non Basic Compensation to Executive Management and Board
- Reduce Non Interest Expense – Establish Controls on All Expenses and All Professionals

What is the Plan? (cont.)

- Evaluate Profitability and Viability of All Offices and Products and Eliminate Non Essential and Non Profitable
- Avoid Churning of Investment Portfolio to Create Short Term Gain at the Expense of Net Interest Margin
- Focus on Core Loan Products and Avoid Increasing Balance Sheet with Non Core Liabilities

What is the Plan? (cont.)

- Reduce Bank Owned Life Insurance and Accurately Reflect the Liability
- Eliminate Shareholder Rights Plan
- Hold Those Responsible – Accountable
- Provide Complete and Accurate Disclosure to Shareholders
- Restore Dignity and Integrity

Questions and Comments

- Thank You For Coming!




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Lodi bank's executives face revolt

By Loretta Kalb -- Bee Staff Writer
Published 2:15 a.m. PST Friday, March 5, 2004

LODI - Three large shareholders in the Bank of Lodi are escalating their campaign for control, urging an assembly of 130 stockholders to ratchet up the pressure to remove the chairman and the chief executive officer.

Their Wednesday night meeting came the same day that the Disney Co.'s Michael Eisner received an astounding rejection from his shareholders, with 43 percent withholding their votes for him as chairman.

The Disney upheaval appeared to feed the hopes of Lodi shareholders who expressed outrage at the meeting over what they described as the bank's mediocre financial performance.

The three men who organized the meeting - Steve Coldani, Angelo Anagnos and Kevin Van Steenberge - are directors in the holding company that controls Bank of Lodi, First Financial Bancorp.

They are trying to persuade shareholders to elect a new board majority at the annual meeting in April, ousting CEO Leon Zimmerman, Chairman Benjamin R. Goehring and five directors who have supported them.

The three dissident board members have long complained about below-peer financial performance and above-average spending on executive

compensation, but Wednesday evening shareholders intensified the chorus.

"You better get out and vote, or you can kiss your sweet Lulu goodbye," piped up shareholder Weldon H. Burson of Acampo, a founding director. He stood during the meeting and urged shareholders to enlist the support of other stock owners for the vote.

Banking analyst Gary Steven Findley, speaking on behalf of Coldani, Anagnos and Van Steenberge, said the bank had been selling securities to shore up the bottom line over the last two years.

Neither Zimmerman nor Goehring returned The Bee's calls for comment. In meetings with The Bee, Zimmerman has said that the bank's executive compensation is in line with its peers.

He stressed that the bank is attempting to expand its asset base to offset the cost of operating its large headquarters building, built before he became CEO.

Zimmerman has steadily increased loans and other assets as part of a strategic plan approved in 1996, closing the gap with the bank's peers. As the company has expanded, the headquarters building and other fixed assets have declined as a percentage of total assets.

Seven years ago, the stock traded at $7.50. On Thursday, it closed at $17.95. Its 52-week range is $12.75 to $20. Net income has grown every year, except 2001, during the period.

Chief Financial Officer Allen Christenson, who fielded a call Thursday from The Bee on behalf of Zimmerman, said that bank leaders are focused on executing their strategy.

"We have confidence in the plan we have set in place," Christenson said. "We're achieving our objectives, and we're excited in terms of the growth of our company."

Christenson also noted Thursday that the sale of securities is part of every bank's ordinary business. He also issued a challenge to Coldani, Anagnos and Van Steenberge.

"Did they present a plan?" Christenson asked. "Did they say how much more money they could make? Did they say how they could make it?"

After a previous article about the dispute in The Bee, employees and some business associates of Zimmerman said the bank's leadership is focused on goals and customer service.

One customer, James R. Grant III, the chief operating and financial officer for Global Wine Group, said Thursday that shareholder frustrations should not obscure the fact that the bank is devoted to understanding the needs of its customers.

Grant, who said he founded two banks in other states, expressed confidence in Bank of Lodi's long-term strategy of spending money on expansion today and sacrificing short-term gains to reap the rewards of the institution's future growth.

The public nature of the battle among shareholders is rare in the Sacramento region, particularly in the staid community banking industry.

But nationally, the trend of activism among shareholders has been building. Findley used that sentiment in his appeal to shareholders, who Wednesday night were estimated to control up to 30 percent of the 1.6 million in outstanding shares.

"This is the perfect time (to act)," Findley said. "What happened at Disney? (Forty-three) percent of the shareholders told Mr. Eisner , 'We are mad as hell and we aren't going to take it any more.' "

While the size of the Disney no-confidence vote was extraordinary, "it was the signal that the investors sent that mattered," said Chris Curtis, vice president of Ashton Partners, a Chicago-based advisory firm on investor relations.

"It's very hard for a board to ignore a significant number of shareholders voicing their concern on something," he said.

Findley, also a shareholder, said Coldani, Anagnos and Van Steenberge would submit a slate of eight candidates for election to the 10-member board at the annual meeting expected in late April.

"We believe the proxy that is sent out by management is going to have to list those candidates," Findley said. The 10 candidates with the largest share of votes would win seats.

Findley, using bank data filed with the Federal Deposit Insurance Corp., said Bank of Lodi performs in the bottom 25 percent of comparably mature banks - those at least 10 years old.

In a spreadsheet detailing the performance of the bank's local peer group, Findley showed that the bank's return on equity was 7.9 percent last year. The return ranked at the bottom of 18 banks that included Farmers & Merchants Bank in Lodi and Plumas Bank.

"How long do you have to wait?" asked Findley. "You have been waiting for 10 years."

"Try 20," countered Lodi resident Lee Sausser, who said he is an original investor.

About the Writer

The Bee's Loretta Kalb can be reached at (916)321-1052 or lkalb@sacbee.com.

Sacramento Business Journal - March 8, 2004
http://sacramento.bizjournals.com/sacramento/stories/2004/03/08/daily1.html

SACRAMENTO Business Journal

LATEST NEWS

March 8, 2004

Bank of Lodi's parent posts lower '03, cites cost of dissidents, new office

First Financial Bancorp, which owns the Bank of Lodi and is the target of a shareholders' revolt, says it earned $1.18 million or 68 cents per share in 2003, off from $1.36 million or 79 cents per share the year before. The company said income would have risen if not for expenses related to "disruptive actions initiated by three dissident directors" and the cost of a new Sacramento office.

The company also said fourth-quarter earnings rose to $285,000 or 16 cents per share, up from $265,000 or 15 cents per share in the last three months of 2002.

Total assets rose to $321.3 million at the end of last year, up from $255.4 million in 2002; total deposits increased to $278.16 million, up from $210.7 million.

Nonperforming loans also rose, to $3.88 million at the end of 2003, or 2.1 percent of gross loans, compared to $2.41 million or 1.5 percent a year before.

The company said it spent $373,000 in unanticipated costs last year reacting to the dissidents, who say the company is being led in the wrong direction by executives who pay themselves too much. Last Wednesday 130 shareholders of First Financial met to draft plans to elect their own slate of directors to the holding company's board.

First Financial also said its new Sacramento branch, which opened in September 2003, lost $156,000 after taxes. But "the performance of the new branch exceeded management's budget projections," the company said in a press release discussing its unaudited results for 2003.

"Our plan for growth and expansion continues to succeed and the results are enhancing shareholder value," said president and chief executive officer Leon Zimmerman in the statement.

The company's annualized return on average total assets was 0.41 percent for 2003, down from 0.57 percent in 2002. A return of 1 percent is considered the benchmark of success in community banking. The return for the fourth quarter by itself was 0.35 percent, down from 0.42 percent in the final quarter of 2002.

The bank set aside $312,000 for loan losses in 2003, compared to $625,000 set aside in 2002. It added nothing to its loan-loss provision in the fourth quarter. First Financial had allowed $3.26 million for loan losses at the end of 2003, up from $3.06 million at the end of 2002.

The company's stock, which trades on the over-the-counter Bulletin Board under the symbol FLLC, was unchanged Monday at $17.75 per share. The 52-week range is $12.75 to $20.

Sacramento Business Journal - March 8, 2004
http://sacramento.bizjournals.com/sacramento/stories/2004/03/08/daily1.html

Sacramento Business Journal

LATEST NEWS

March 8, 2004

Bank of Lodi's parent posts lower '03, cites cost of dissidents, new office

First Financial Bancorp, which owns the Bank of Lodi and is the target of a shareholders' revolt, says it earned $1.18 million or 68 cents per share in 2003, off from $1.36 million or 79 cents per share the year before. The company said income would have risen if not for expenses related to "disruptive actions initiated by three dissident directors" and the cost of a new Sacramento office.

The company also said fourth-quarter earnings rose to $285,000 or 16 cents per share, up from $265,000 or 15 cents per share in the last three months of 2002.

Total assets rose to $321.3 million at the end of last year, up from $255.4 million in 2002; total deposits increased to $278.16 million, up from $210.7 million.

Nonperforming loans also rose, to $3.88 million at the end of 2003, or 2.1 percent of gross loans, compared to $2.41 million or 1.5 percent a year before.

The company said it spent $373,000 in unanticipated costs last year reacting to the dissidents, who say the company is being led in the wrong direction by executives who pay themselves too much. Last Wednesday 130 shareholders of First Financial met to draft plans to elect their own slate of directors to the holding company's board.

First Financial also said its new Sacramento branch, which opened in September 2003, lost $156,000 after taxes. But "the performance of the new branch exceeded management's budget projections," the company said in a press release discussing its unaudited results for 2003.

"Our plan for growth and expansion continues to succeed and the results are enhancing shareholder value," said president and chief executive officer Leon Zimmerman in the statement.

The company's annualized return on average total assets was 0.41 percent for 2003, down from 0.57 percent in 2002. A return of 1 percent is considered the benchmark of success in community banking. The return for the fourth quarter by itself was 0.35 percent, down from 0.42 percent in the final quarter of 2002.

The bank set aside $312,000 for loan losses in 2003, compared to $625,000 set aside in 2002. It added nothing to its loan-loss provision in the fourth quarter. First Financial had allowed $3.26 million for loan losses at the end of 2003, up from $3.06 million at the end of 2002.

The company's stock, which trades on the over-the-counter Bulletin Board under the symbol FLLC, was unchanged Monday at $17.75 per share. The 52-week range is $12.75 to $20.

Sacramento Business Journal - March 15, 2004
http://sacramento.bizjournals.com/sacramento/stories/2004/03/15/story5.html

SACRAMENTO Business Journal

EXCLUSIVE REPORTS

From the March 12, 2004 print edition

Dissidents' slate for Lodi board includes two ex-bank presidents

Mark Anderson
Staff Writer

Three dissident directors of First Financial Bancorp are nominating a slate of nine directors, including two former bank presidents, to the holding company for the Bank of Lodi.

One of the two used to lead a large local bank and the other has been president of several large community banks in Southern California. The dissidents aren't releasing their names yet.

The three directors say the Bank of Lodi is being mismanaged and want to wrest control from the holding company's current leadership at its shareholder meeting at the end of April.

To do that they are scheduling a town hall meeting for April 7. They held a similar meeting last week that drew 130 shareholders, and they expect to attract many more next month. They are asking stockholders to hold onto their proxy statements and bring them to First Financial's annual meeting.

The bank's management counters that the company is about to reap the fruits of a five-year plan to expand the bank and build its balance sheet.

The bank's management and most of First Financial's board asked the three dissident directors to resign last year. Management says that the dissidents are hurting the bank and that their actions have cost the bank $373,000 in attorney, investment banking and professional fees since last spring.

The bank's management says it is on track with its strategy to grow the bank to where it can be profitable.

"Our plan is working. When the plan we have developed is matured, it will start doing its thing," said Allen Christenson, First Financial's chief financial officer. "The strategic plan has been to grow the balance sheet."

Assets grew, return lagged: First Financial expanded its assets 26 percent from $255 million in December 2002 to $321 million at the end of 2003. Earnings slid, though. The company earned $1.18 million in 2003, down 13 percent from $1.36 million the year earlier.

That performance makes it the least profitable among its peers of mature banks in the area, and the difference between First Financial and its peers is growing.

Bank of Lodi earned a return on average assets of 0.58 percent in 2003, the lowest return among 18 mature community banks in the Sacramento Valley and foothills from Modesto to Quincy. A return on assets of 1 percent is the benchmark of success in community banking.

The holding company, First Financial Bancorp, posted an even lower return in 2003, earning a return on average assets of 0.41 percent in 2003, down from 0.57 percent in 2002.

The aggregate of 13 community banks in Sacramento, by comparison, posted a return on average assets of 1 percent, while growing assets by 11.4 percent.

'Damaging our ability to grow': The contentious battle over the holding company of Bank of Lodi has both sides pointing at the other camp and calling them liars.

The three dissident board members invited the bank's management, its other directors and its employees to attend their meeting. None did. The dissidents are Steve Coldani, Art Anagnos and Kevin Van Steenberge.

Coldani said bank employees were told that they could not attend their town meeting under any circumstances.

"No executive would say anything like that," Christenson said. He added that he didn't attend because he though it would simply be an adversarial meeting and "that was their deal."

At the bank's shareholders meeting two years ago, some shareholders grumbled about the bank's performance. Last year there was outright bickering between shareholders and management. Soon after, the three dissident directors went public with their dissatisfaction.

"Those three have cost us a lot of business and they have been damaging our ability to grow, and despite that we have grown more than planned," Christenson said. He said the bank's growth plan is about to start paying off, so now isn't the time to change course.

The dissident directors say they've waited long enough, and they want fresh management to come into what they call a turnaround situation.

Pay cut: The board has 10 directors and can have a maximum of 15. By nominating six others and themselves to the board, the three dissidents hope to get a majority of the board and then change the banking company's management.

Their first goal is to cut annual compensation for management and directors. The chairman of the board earns $32,400, four committee leaders each earn $25,400, and the other five earn $24,000 apiece.

The dissidents want to cut that pay to $8,000 each, which would immediately add $170,000 to the bank's bottom line, said Gary Findley, a bank consultant hired by the dissidents.

Bank of Lodi's payroll expense as a percentage of total operating income is 40 percent, while peer banks range between 25 percent to 30 percent, he said.

Bank of Lodi operates in growth markets, and it has been approached by merger-minded banks.

Six times other banks have approached the bank's management to discuss potential mergers, Findley said. And every time, he said, they were told not to come back.

Currently, Findley said, it's unclear what is going on in the bank because management won't let outside people look at its books.

"They don't want anybody looking at the numbers," Findley said. "They don't want anyone doing due diligence because there are a lot of things that are going to crawl out from under the rocks when you start kicking them over."

Christenson said that Findley is a bank broker and that he is trying to earn fees by selling the bank. Findley said he's not trying to sell the bank but to change its course before it runs into the ground.

March 15, 2004

Dear Shareholder,

We want to thank the shareholders who attended the Town Hall meeting on Wednesday, March 3, 2004. Over 130 shareholders were in attendance to talk about First Financial Bancorp and Bank of Lodi, N.A. The meeting focused on the mediocre financial performance of the Bank for the past 10 years as compared to 18 banks and also presented a plan of action for returning the Company and the Bank to performance levels that benefit the shareholders and not a select few. We are aware that dozens of additional shareholders wanted to attend the meeting and voice their support for making a change. Please put on your calendar the **next Town Hall meeting** that is set for **Wednesday, April 14, 2004, at Wine & Roses Inn - Lodi**. At the next meeting we plan to have additional information on the Company and the Bank and discuss what steps are necessary for the shareholders to hold this Board and Management accountable for the poor performance.

We are pleased to announce that a website has been created where all information, including the financial information disseminated at the last Town Hall meeting, can be readily obtained. The website is www.savethebank.com. The website contains all letters to shareholders, regulatory agencies as well as the Board and is designed to provide you, the shareholder, with the information you need to make a decision. We have been and will remain committed to full communication and disclosure so that the shareholders know exactly what has happened. This is your Company – this is your Bank – you have a right to know what is happening.

At the March 3rd meeting we presented a plan to the shareholders. Four basic general points that were discussed were:

- Change mediocre executive management with qualified and proven management.

For 10 years the Executive Management under President Zimmerman has not done the job. Both the return on average assets and return on average equity have been significantly below peer group for over 10 years while the expenses are out of control. Recently announced earnings for 2003 were $1,177,000, less than 2003's earnings of $1,355,000. In 2003 Company's return on average assets and return on average equity was less than 50% of the peer group – definitely poor performance!

- Replace the Board and reduce Board compensation from excessive levels.

The current Board under the leadership of Chairman Goehring, has been more interested in their own compensation and remaining in power than in setting the right course. The current Board receives up to $30,000 per year plus additional benefits and recently granted themselves stock options. The new Board would receive much lower compensation which would be consistent with peer banks.

- Focus on profitability.

Executive Management and the Board have focused on growth, much to the disadvantage of both profitability and the shareholders. Compensation levels and non-interest expense are all way in excess of the peer group. Without a change in Executive Management – profitability and the shareholders will continue to suffer!

- Provide shareholder value through increased market value, re-establish dividends and communicate openly with the shareholders.

We view the shareholders as partners to the success of the Company and the Bank. The intimidation tactics, threats and lack of communication that have been demonstrated by Executive Management and existing Board will stop immediately!

The Town Hall presentation that is on www.savethebank.com includes the detailed plan. Mr. Zimmerman and the Executive Management have asked for the detailed plan and it is right there for their review. We have asked Executive Management to present their strategic plan to the shareholders – something that has been refused. We suspect that Executive Management and the Board do not have a detailed plan or have no confidence in their plan. They continue to refuse to share any information about the plan so that the shareholders could decide for themselves if this Executive Management or Board has any leadership.

Mr. Zimmerman recently wrote in a letter to shareholders "Communicating with our shareholders is vital to the health and well being of our bank. The management team and I would be pleased to hear and reply to your comments or questions". Well, Mr. Zimmerman, about 200 shareholders will want to meet with you and your management team on **Wednesday April 15, 2004** at the next Town Hall meeting. You will be given every opportunity to present your plan and also to answer the questions of the shareholders. If you are sincere – you will be there!

At the Town Hall meeting we also emphasized, "What can shareholders do?"

- Hold Management and Board accountable.
- Attend shareholder meetings to voice their concerns.
- Support change in the Board/Management through new leadership.
- Vote to have total compensation review completed and reported to shareholders.
- Vote to eliminate shareholder rights plans.
- Support the bank as customers and support employees and those who will implement the plan.

We must emphasize that the base employees have done nothing wrong. The culprits are Executive Management and the Board - they are the responsible parties that must be dealt with appropriately.

We are placing in nomination for directorship ten individuals who have the best interest of shareholders as well as our customers in mind. These ten individuals are shareholders or banking experts. We will be sending a letter out in the near term to inform you of these individuals and their backgrounds so that you understand that we have assembled a valuable team that will have the shareholders' interest at heart. We must remind all shareholders that you can make a difference by voicing your opinion, by attending the Annual Meeting of Shareholders and by holding this Executive Management and Board accountable for its poor financial performance. If you do not act – nothing will change and your Company and Bank will continue to suffer. Recently a significant number of shareholders of Disney took action. The same thing happened in the State of California. The same thing will be happening at First Financial Bancorp and Bank of Lodi, N.A.

Again we want to remind you that the next Town Hall meeting will be held on **Wednesday, April 14, 2004 at Wine and Roses in Lodi at 6:30 PM.** Everyone is invited and we would be pleased to accommodate Mr. Zimmerman and the Board. This would be a great forum for Executive Management to present their strategic plan and to answer questions from shareholders. Those of you in attendance at the Town Hall meeting know of our resolve to be open to discuss all issues with the shareholders and to hear from everyone. Every shareholder has a voice and we want to hear it!

More information about what you can do as a shareholder will be communicated over the next several weeks. We also ask you to check out the website at www.savethebank.com for the latest information. We are always available to hear your thoughts. We thank you for your continued support and if we act together we can make a difference!

Very truly yours,

Steve Coldani

Kevin Van Steenberge

Angelo Anagnos


WINE & ROSES
I-5
TURNER RD.
HAM LANE
CHURCH
SCHOOL
59
LOWER SACRAMENTO
ELM
OAK
LODI AVE.
HWY 12
KETTLEMAN LN.
WINE & ROSES HOTEL AND RESTAURANT

March 22, 2004

Dear Shareholder,

We are pleased to announce ten individuals that we've placed into nomination as directors of First Financial Bancorp, Lodi, California ("Company") in preparation for the upcoming Annual Meeting of Shareholders. At our recent Town Hall meeting, we indicated eight individuals would be placed in the nomination, however, the interest of the shareholders has been overwhelming and other shareholders have stepped to the line to indicate their support for a change in the Board of Directors and a change of direction of the Company and Bank of Lodi, N.A. Without shareholder support the Company's Board and Executive Management will continue to produce mediocre results and pay themselves excessive compensation.

The nominees who will work for the benefit of the shareholders are as follows:

Angelo Anagnos – Investor and owner/manager of various real estate holdings. A dissident director of the Company who wants change; and a life long resident of Lodi.

William ("Troy") Beckman – Owner and account manager for Beckman Properties, Lodi; formerly owner and broker for Eugene Yates Insurance Agency, Lodi, California.

David L. Buell – Banker and investor; formerly Chairman and Chief Executive Officer of MetroBank, Los Angeles and Chairman and Chief Executive Officer of Prime Bank, Los Angeles, California. Currently a director of a trust bank in southern California and a construction loan entity in southern California. Excellent reputation with the bank regulatory agencies.

Steven M. Coldani – Real estate broker and farmer; President of Coldani Realtors, Inc., Lodi, California; and co-owner of Graeagle Associates Realtors, Graeagle, California. Currently a dissident director of the Company who wants change.

William Dauer – Retired; formerly President of various chambers of commerce inclusive of San Francisco, CA. and Kansas City, MO.

Harvey Ferguson – Banker, most recently President and Chief Executive Officer of Placer Sierra Bank, Auburn, California through September 2003. Previously President/Chief Executive Officer of several financial institutions. Excellent reputation with the bank regulatory agencies.

Param Gill, M.D. – Medical doctor specializing in obstetrics and gynecology, in private practice in Lodi, California since 1984.

William T. Lappas – Senior Managing Director of Woodbridge Capital Partners, LLC, a registered investment advisory firm and Senior Vice President and Financial Advisor of Strome Securities, LP, a broker dealer registered with the NASD.

William Stokes – President of Benson Ferry Vineyard, grape grower in the Delta and Lodi areas.

Kevin Van Steenberge – President of Lodi Ironworks. Currently a dissident director of the Company who wants change.

Each of these individuals is committed to the necessary turn around at the Company and Bank of Lodi, N.A. As indicated at the Town Hall meeting, each of these individuals is willing to work at a reduced compensation level, much lower than the $30,000 of benefits provided to the current directors of Bank of Lodi, NA. We encourage shareholders to become familiar with these individuals. Biographical information on these individuals is contained in the website www.savethebank.com.

While we have placed these individuals into nomination, we are not certain that your Board and Executive Management will accept these nominations. We suspect that your Board and Executive Management will take all steps necessary to eliminate candidates and thwart the will of the shareholders. Through year-end 2003 they have already spent $373,000 of the shareholders' money and we believe that they will spend more of your money to protect their position.

In the 2003 proxy statements sent to the shareholders, the Company's nomination procedures referred to a newly created Section 2.14 of the Bylaws. This section, which has never been on file with the Securities and Exchange Commission or even disseminated to the shareholder, places burdensome qualifications on directors such as an age limitation of 75 years, an ownership requirement of $10,000 of market value stock for one year and a limitation on any involvement with a financial institution in the entire state of California. All of these limitations are designed to keep the current Board and Executive Management in place – whether the shareholders want them there or not!

We note with interest that if these procedures were in effect at the 2003 Annual Meeting of Shareholders, director Miller would

not have qualified since he only owned 686 shares, which had a market value of less than $10,000 and director Phillips would not have qualified since he works for a financial institution/ lender in California. We are concerned with the blatant attempt by the Board and Executive Management to protect their positions as well as to discriminate against shareholders who reach the age of 75. We do not recall that this matter was ever presented to the Board in its present form and approved. We are also certain that this matter has never been disclosed to the shareholders. Our candidates are desirous of doing what is right for the Company; what is right for the shareholders; and to not use the Company for their own piggy bank like the Executive Management and Directorate.

In our Town Hall meeting, we vowed to keep the shareholders fully informed as to what is happening with their Company. The shareholders have been misinformed for too long and it is time that the shareholders took matters into their own hands. We will forward a letter to the shareholders in the near term discussing the financial performance of Company after the release of the year-end audited financial statements. We encourage the shareholders to remain informed and to ask the tough questions of Executive Management.

Our next Town Hall meeting will be held on **Wednesday, April 14, 2004, at 6:30 PM at Wine and Roses**. We look forward to shareholders being in attendance. We have an open invitation and that includes the Board and Executive Management. Mr. Zimmerman made it very clear in his March 5, 2004 letter to shareholders that he wanted to hear from the shareholders. Let's give Mr. Zimmerman what he wants, but more importantly at the Annual Meeting of Shareholders, let's give Mr. Zimmerman and other members of Executive Management and the Board of Directors what they deserve.

Very truly yours,

Angelo Anagnos   Kevin Van Steenberge   Steve Coldani

Sacramento Business Journal - March 23, 2004
http://sacramento.bizjournals.com/sacramento/stories/2004/03/22/daily13.html

SACRAMENTO Business Journal

LATEST NEWS

March 23, 2004

First Financial dissidents increase board nominees to 10

Three dissident directors of First Financial Bancorp have increased to 10 their nominees for directors of First Financial Bancorp, the holding company for the Bank of Lodi.

As reported in the March 12 edition of the Business Journal, Angelo Anagnos, Kevin Van Steenberge and Steve Coldani had planned to nominate a slate of nine directors.

Anagnos, Van Steenberge and Coldani are among the 10 and are seeking re-election to the board. But in a press release the trio said, "We suspect that your board and executive management will take all steps necessary to eliminate candidates and thwart the will of the shareholders."

Anagnos, Van Steenberge and Coldani say the Bank of Lodi is being mismanaged and want to wrest control from the holding company's current leadership at its shareholder meeting at the end of April.

The bank's management counters that the company is about to reap the fruits of a five-year plan to expand the bank and build its balance sheet.

Management and most of First Financial's board asked the three dissident directors to resign last year. Management says that the dissidents are hurting the bank and that their actions have cost the bank $373,000 in attorney, investment banking and professional fees since last spring.

"Our plan is working. When the plan we have developed is matured, it will start doing its thing," Allen Christenson, First Financial's chief financial officer, told the Business Journal a fortnight ago. "The strategic plan has been to grow the balance sheet."

First Financial expanded its assets 26 percent from $255 million in December 2002 to $321 million at the end of 2003. Earnings slid, though. The company earned $1.18 million in 2003, down 13 percent from $1.36 million the year earlier.

That performance makes it the least profitable among its peers of mature banks in the area, and the difference between First Financial and its peers is growing.

Bank of Lodi earned a return on average assets of 0.58 percent in 2003, the lowest return among 18 mature community banks in the Sacramento Valley and foothills from Modesto to Quincy. A return on assets of 1 percent is the benchmark of success in community banking.

The holding company, First Financial Bancorp, posted an even lower return in 2003, earning a return on average assets of 0.41 percent in 2003, down from 0.57 percent in 2002.

The aggregate of 13 community banks in Sacramento, by comparison, posted a return on average assets of 1 percent, while growing assets by 11.4 percent.

The contentious battle over the holding company of Bank of Lodi has both sides pointing at the other camp and calling them liars.

To rally their cause, Anagnos, Van Steenberge and Coldani have slated another in a series of meetings for shareholders April 14. A similar meeting early this month drew 130 shareholders.



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Biographies of Principals

The Findley Companies


REFERENCES
ABOUT THE FINDLEY COMPANIES
HOME PAGE



Gary Steven Findley

Gary Steven Findley, Esq. is President of Gary Steven Findley & Associates, a law firm specializing in banking law whose areas of expertise include: regulatory relations/legal work, mergers and acquisitions, securities, corporate representation, regulatory enforcement action counseling, and capital restoration programs.

Gary Findley is a specialist in the creating and legally shepherding of new and innovative programs for financial institutions. In addition, he counsels boards of directors and senior managements on maintaining safe and sound financial condition in a changing and challenging environment. Gary Findley is Director of The Findley Group, the management consulting arm of The Findley Companies. He is also President and Editor of The Findley Reports Newsletter and a Registered Investment Advisor.

Attorneys also working for Gary Steven Findley & Associates are:

Tom Kwan

Laura Dean-Richardson

Debra Barbin

Ellie Santamaria

| References | About The Findley Companies | Home Page |

URL: http://www.Findley-Reports.com/frbios.html
E-Mail Info@Findley-Reports.com
Last updated July 14, 2003



SavetheBank.com



We are concerned shareholders dedicated to presenting the facts for all sharehold and employees of the First Financial Bancorp and Bank of Lodi.

This website was created as a reference for the shareholders and employees of the Bank. We want you to be informed in a timely manner regarding all issues surrounding the Bank. We encourage you to read all of the information contained on this website and voice your opinions via e-mail to us.

PLEASE CLICK HERE TO VOICE YOUR OPINION
PLEASE CLICK HERE TO VIEW THE PRESENTATION FROM THE PREVIOUS TOW HALL MEETING HELD ON MARCH 3, 2004

JOIN SAVETHEBANK.COM's MESSAGE BOARD!!!
CHECK OUT WHAT OTHER SHAREHOLDERS ARE SAYING. VOICE YOUR OPINION!!
JUST CLICK ON THE BUTTON BELOW TO ENTER THE MESSAGE BOARD.
THANK YOU IN ADVANCE FOR YOUR PARTICIPATION.


Enter my
Forum

Allen Christenson breaks promise to shareholde to attend Townhall meeting

CFO tells Lodi News Sentinel "I have not been contacted by anyone for tl meeting". He was sent a shareholders letter, five notices, two telephone ca and multiple emails. This is the banks CFO avoiding shareholders at all co At the last Townhall meeting he promised the 250 shareholders in attendar that he would come back to answer questions. Now, he is lying and hidin Is this a responsible CFO ?

News Flash

Shareholders file Ten Million dollar lawsuit agair

8 Directors at the Bank of Lodi

News Flash

10 Individuals have been placed into nomination as Directors of the First Financial Bancorp / Bank of Loc

Please Click on the following names for their professional biographies:

ANGELO ANAGNOS

WILLIAM "TROY" BECKMAN

DAVID L. BUELL

STEVEN M. COLDANI

WILLIAM DAUER

HARVEY FERGUSON

PARAM GILL, MD.

WILLIAM T. LAPPAS

WILLIAM STOKES

KEVIN VAN STEENBERGE

These nominees will work for the benefit of the Employees and the Shareholders of the Bank of Lodi.

HERE ARE THE KEY FACTS:

THE BANK OF LODI IS THE WORST PERFORMING BANK IN ITS PEER GROUP

As of 12/31/03 the return on equity is 6.00% versus the average of 16.15%
The Bank of Lodi is doing half of what is considered average
Last year the Bank of Lodi was at 7.30% - the earnings are in decline!!
Of the 18 banks in the peer group, Bank of Lodi ranks 18th

THE TOP EXECUTIVES ARE THE HIGHEST PAID COMPARED TO THE AVERAGI

The Bank of Lodi's payroll is 40% of operating income
The average bank is at 27% of operating income
Payroll at the bank is 50% higher than the average bank
This inflated payroll does not go to the average employee

THE RETURN ON AVERAGE ASSETS IS HALF OF THE AVERAGE BANK

As of 12/31/03 the return on assets is 0.41% versus last year's 0.57%
The return on assets is declining
The average bank in the peer group has a 1.00% return on assets
Here again the bank is doing less than half of the average!!

IN 2003 NET INCOME HAS DECLINED FROM 2002

Diluted earnings per share for 2003 was 68 cents, down from 79 cents in 2002.
A staggering 13% drop in net earnings!!
Net income as a % of assets is also half of the peer group average

WE BELIEVE THE PRESIDENT, LEON ZIMMERMAN, HAS AMASSED A FORTUNI

According to the last SEC filing (2002) Leon was paid $178,416 in salary plus
other compensation of $16,753 plus 22,000 shares of stock options
This does not include the value of other benefits in the Executive Supplemental
Compensation Agreements and Life Insurance policies
Total 2002 compensation is $195,169 and 22,000 shares with an exercise price
of 11.75. With the stock price of $18.00, that is an additional gain of over $159,000
That is potentially $354,669 in salary/profits from 2002 compensation!!!
Of all the options granted to employees in 2002 over 35% of them went to Leon!!
As of March 24, 2003 Leon beneficially owned 134,054 shares of Bank of Lodi.
At todays price of $18.00 the shares would be worth over $2,400,000.!!
At retirement, Leon may receive up to $50,000 per year for 15 years. That's an additional $750
for what?

As shareholders, we wonder why Leon and the Board would spend over $373,000 in fees to fi shareholders, including the 3 dissident directors. Are they hiding something?

WE BELIEVE THE CHAIRMAN, BEN GOEHRING, HAS PROFITED HANDSOMELY T

As of March 3, 2003 according to public records Ben beneficially holds 43,242 shares of Bank of Lodi. At today's price of $18 that is over $778,000.!! Ben received an annual retainer of $32,500 in 2001 and other benefits including stock options, insurance, and long term care benefits. In 2006 Ben will be eligible to be a director emeritus and receive upon retirement $10,000 per year for life!!

THE DIRECTORS ARE PAID OVER DOUBLE THE AVERAGE

As of 2001 the Directors received annual compensation of $24,000 plus certain benefits
The average bank director receives compensation of 10,000 per year
Why are these directors paid over two times the average ??
In 2001 non-executive directors were paid fees in excess of $180,000

HOW TO MAKE BANK OF LODI A BETTER BANK

I. YOU CAN VOTE FOR A NEW BOARD OF DIRECTORS AND CEO
The bank needs smart and qualified leadership

II. SUPPORT THE BANK AND EMPLOYEES AS A CUSTOMER
The employees are good people and deserve good leadership

III. YOU CAN VOTE TO ELIMINATE THE SHAREHOLDERS RIGHTS PLAN
This plan has destroyed your rights as a shareholder

IV. CONTACT YOUR DIRECTORS/OFFICERS OF THE BANK OF LODI
Demand answers for their lack of earnings and self enrichment

The directors work for the shareholders
They must answer your questions, THE SHAREHOLDERS own the bank

Call the Bank of Lodi: (209) 367-2000

Leon Zimmerman (209) 333-0817 leonz@bankoflodi.com
or lzimmerman@bankoflodi.com
Robert Daneke (209) 327-3684 bobd@bankoflodi.com
Allen Christenson (209) 367-2000 allenc@bankoflodi.com
Ben Goehring (209) 333-5031 benrg@inreach.com
Daniel Lewis (209) 334-2429
Robert Miller (916) 988-7699 (916) 933-2981 rhmlodi@attglobal.net

David Phillip (530) 887-2410 (916) 933-2981 dphilipp@placertitle.com
Jerry Adams (209) 333-6727 jadams@pd.lodi.gov

CONTACT YOUR GOVERNMENT REPRESENTATIVES

United States Congressman Richard Pombo
2495 West March Lane, Suite 104
Stockton, CA 95207
(209) 951-3091
(209) 951-1910 fax
Lodi voice mail (209) 482-1697
email: rpombo@mail.house.gov

California Governor Arnold Schwarzenegger
State Capitol Building
Sacramento, CA 95814
Phone: 916-445-2841
Fax: 916-445-4633
email: governor@governor.ca.gov

California State Senator Charles Poochigian
Capitol Address
State Capitol
Room 5087
Sacramento, CA 94249-0001
(916) 445-9600
senator.poochigian@sen.ca.gov

Assemblyman Alan Nakanishi
Lodi District Office
218 W. Pine Street
Lodi, CA 95241
Phone: (209) 333-5330
Fax: (209) 333-5333
assemblymember.nakanishi@assembly.ca.gov

CONTACT THE BANKING REGULATORS

Office of the Comptroller of the Currency
50 Fremont street Suite 3900 San Francisco CA 94105
Mr. Brian Quade (415) 545-5983

email: brian.quade@occ.treas.gov

The Federal Reserve of San Francisco
101 Market Street San Francisco CA 94105
Mr. David Reiser (415) 974-2901
david.reiser@sf.frb.org

LET YOUR VOICE BE HEARD

YOU CAN MAKE A POSITIVE IMPACT

CLICK ON THE FOLLOWING LINKS FOR MORE INFORMATION

LETTERS FROM THE 3 DISSIDENTS TO THE BANK AND TO SHAREHOLDERS

OUR MISSION STATEMENT FROM THE SHAREHOLDERS AT SAVETHEBANK.COM

ADDITIONAL FINANCIAL INFORMATION ON BANK

Disclaimer: We at savethebank.com do not believe that the Bank is having financial difficulties or that the customers are at risk. It is our understanding, based on the public financial filings, that the bank is sound.

The only way you can have an informed opinion is if you are presented with all of the facts. goal is to present all of the facts, regarding the First Financial Bancorp and Bank of Lodi, NA clearly and concisely as possible. Many facts have been buried deep in public filings. We u these public filings and reports and present them to you in an easy-to-read manner. Once y have all of the facts, you can then form your opinion.

We will give you all of the facts.

We feel that employees and shareholders have not had their questions answered and have b misled. You can judge the leadership of your company. Remember, as a shareholder, this is bank. The majority of shares in the Bank belong to the general public and the employees thr the ESOP plan.


SavetheBank.com


Shareholder Letters
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Mission Statement

Our mission is to create an awareness to the shareholders and employees of wha happening on the executive level, at the First Financial Bancorp and the Bank c Lodi, NA. The fact is that the bank has been seriously under performing against peer group for a long time. We believe the bank has much better potential. We believe the employees of the bank are doing a great job, but we also believe tha some executives at the top are not acting in the Bank's best interest.

We believe that the executives and directors that are controlling the board at th expense of the bank, the bank employees, and shareholders. It is up to you, th employees and shareholders, to promote positive change in the boardroom for t betterment of the bank. Do not allow a few to continue to take away from the majority.

As shareholders of the Bank, we care very much about the bank, the banks' employees, and the future success of the bank. In the last few years, the bank h fallen behind in financial performance compared to other banks, but we believe t bank has the potential to do better. The employees have done a great job, but w believe some of the executives are taking advantage of the success of the hardworking employees.

This is what we are fighting for.

We believe that certain individuals are controlling the destiny of the bank and the are not qualified to do so. The bank needs executive change or it will continue t fall behind its peer group as it has been doing for many years.

Only you, the shareholders and employees, can make a difference.
Only you, the shareholders and employees, can push for positive changes.

This is your bank. What are you going to do ?

Contact us now and have your voice heard.

Together, we have the ability to make positive changes at the bank.
Together, we are strong and can be heard.
Together, we can put this bank at the top of its peer group where it belongs.
Together, we can make sure that the fruits of success of the bank go to the employees and the shareholders, and not to a few executives at the top.

If we are not together, if we are not organized, we will have failed to make the ba the best that it can be.

Please take a look at the public filings, public letters and public comments posted this website. Let us know how you feel and if you want to effect positive changes your bank.

Click here to send us an e-mail

THE FINANCIAL NO SPIN ZONE

The growth of the banks assets are not what they seem

In the December 31, 2003 Call Report the Bank had net income of $1,672,0(down from $1,850,000 in 2003. That is 10% less than 2002!!

Part of these "earnings" are $308,000 in a one time gain taken on the sale (securities at the end of the year.

In 2002 in the fourth quarter the bank took loan loss reserves of $87,000. In the fourth quarter of 2003 the bank took no loan loss reserves. By doin this they can make their earnings appear better.

Non performing loans went up 61% in 2003. In 2002 non performing loan: were $2,409,000. In 2003 non performing loans grew to a staggering $3,880,000!!